Form 20-F
period 2021-12-31
TDCX Inc.
filed 2022-04-20
CIK 1803112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

Commission file number
333-259361

TDCX Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
750D Chai Chee Road
#06-01/06 ESR BizPark @ Chai Chee
Singapore 469004
(Address of principal executive offices)
Laurent Junique
+65 6309 1688
750D Chai Chee Road
#06-01/06 ESR BizPark @ Chai Chee
Singapore 469004
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value of US$0.0001 per share	TDCX	The New York Stock Exchange
Class A ordinary shares, par value of US$0.0001 per share*		The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing one Class A ordinary share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2021, there were (i) 22,262,800 Class A ordinary shares outstanding, par value of US$0.0001 per share (excluding 7,288,140 Class A ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and (ii) 123,500,000 Class B ordinary shares outstanding, par value of US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION
Conventions Used in this Annual Report
Unless the context provides otherwise, for the purposes of this annual report:

•	“ADR” means American Depositary Receipt;

•	“ADS” means American Depositary Shares;

•	“agent” means an FTE, as classified under our employee classification system;

•	“AI” means artificial intelligence;

•	“B2B” means business-to-business;

•	“B2C” means business-to-consumer;

•	“Class A ordinary share” means our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary share” means our Class B ordinary shares of par value US$0.0001 per share;

•	“clients” means our corporate clients with whom we have entered into contractual arrangements;

•	“CRM” means customer relationship management;

•	“customers” means the parties with whom we have customer interactions on behalf of our clients;

•	“CX” means customer experience;

•	“Founder” means Mr. Laurent Junique, our founder, Executive Chairman and Chief Executive Officer;

•	“FTE” means full-time equivalent employee;

•	“KPI” means key performance indicator;

•	“MSA” means master services agreement;

•	“new economy” means high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth;

•	“NYSE” means the New York Stock Exchange;

•	“Principal Shareholder” means Transformative Investments Pte Ltd;

•	“SOW” means statements of work;

•	“TDCX HPL” means TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd);

•	“TDCX KY” means TDCX (KY) Pte Ltd;

•	“TDCX SG” means TDCX (SG) Pte. Ltd. (formerly Teledirect Pte Ltd);

•	“U.S.” and “United States” means the United States of America; and

•	“We,” “us,” “our”, “our Company” and “TDCX” mean TDCX Inc. and its subsidiaries, collectively.
Certain metrics presented in this annual report, which include our employee satisfaction scores, are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement, collected through our internal employee surveys and human resources management systems, there are inherent challenges in measuring employee satisfaction and similar metrics. In addition, we are continually seeking to improve the estimation and evaluation criteria that we use to calculate our employee satisfaction, and such estimates may change due to improvements or changes in our methodology. References to the average number of employees are an average of headcount at end of each month over the course of the given period.

We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. In addition, our estimates may not be comparable to estimates of similar metrics published by third parties, such as research analysts, due to differences in methodology.
Basis of Presentation
TDCX was incorporated in the Cayman Island on April 16, 2020 and was wholly-owned by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of the Founder and his family. TDCX was incorporated to acquire our Founder’s shareholder’s interest in TDCX KY. On December 22, 2020, TDCX KY acquired our Founder’s 100% interest in TDCX HPL. Prior to September 2018, TDCX SG, was 60% owned by our Founder and 40% owned by a third party. In September 2018, the remaining 40% of TDCX SG was acquired by TDCX HPL by paying cash in an amount of S$38 million. In January 2019, our Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG, and TDCX SG became a wholly owned subsidiary of TDCX HPL. On March 23
,
2021, TDCX acquired 100% of TDCX KY from our Founder. As TDCX, TDCX KY, TDCX HPL and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCX HPL by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements as if the reorganization had always been in place. As such, the consolidated financial statements were prepared as if TDCX had control over TDCX KY, TDCX HPL and TDCX SG for all periods presented. For more information, see Note 1 to our audited consolidated financial statements included elsewhere in this annual report.
When we refer to “U.S. dollars” and “US$” in this annual report, we are referring to United States dollars, the legal currency of the United States. When we refer to “S$”, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “IFRS”, we are referring to International Financial Reporting standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report were made at a rate of S$1.3517 to US$1.00, being the rate in effect as of December 31, 2021. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rates stated below, or at all. On April 4, 2022, the rate was S$1.3566 to US$1.00.
Certain amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING INFORMATION
Special Note Regarding Forward-Looking Statements
This annual report contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 4. Information on the Company—B. Business overview.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” and the following:

•	Changes in the laws, regulations, policies and guidelines in the jurisdictions in which we operate;

•	The regulatory environment in the jurisdictions in which we operate;

•	Competition in the outsourced business support services industry in the jurisdictions in which we operate;

•	Reliance on certain clients for a significant portion of our revenue;

•	Developments related to the COVID-19 pandemic, including with respect to the success of any vaccines and the ability of economies and our clients to recover from the economic effects of the pandemic;

•	Political instability in the jurisdictions in which we operate;

•	Breaches of laws or regulations in the operation and management of our current and future businesses and assets;

•	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•	Our ability to execute our strategies;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Our ability to anticipate and respond to changes in the outsourced business support services industry, the markets in which we operate, and in client demands, trends and preferences;

•
Man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

•	Exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

•	Changes in interest rates or rates of inflation (including wage inflation); and

•	Legal, regulatory and other proceedings arising out of our operations.
The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results or performance may be materially different from what we expect.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, EXECUTIVE OFFICERS AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness.
Not applicable.

C.	Reasons for the offer and use of proceeds.
Not applicable.

D.	Risk factors.
Below is a summary of the principal risks we face:

•
Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations;

•	Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business;

•	We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability;

•	Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns;

•	Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results;

•	Our success depends on the continued service of our Founder and certain of our key employees and management;

•	We may fail to attract and retain enough highly trained employees to support our operations;

•	A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region;

•	Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them;

•
Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate;

•	Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business;

•
We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill;

•	We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

•	We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability;

•
If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements;

•	We are subject to risks associated with operating in the rapidly evolving new economy sectors;

•	We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate; and

•
Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

Risks Related to Our Business and Industry
Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon the business relationships we have developed with our largest clients, including our ability to retain our clients. In the past we have derived and, as of the date of this annual report, we believe that we will continue to derive, a significant portion of our revenue from our two largest clients, Meta and Airbnb. On a combined basis these two clients accounted for a total of 65.9%, 60.4%, and 61.6% of our revenue for the years ended December 31, 2019, 2020 and 2021. Our top five clients for each of 2019, 2020 and 2021, on a consolidated basis, accounted for a total of 88.9%, 83.8% and 84.4% of our total revenues in the years ended December 31, 2019, 2020 and 2021, respectively.
In addition, there can be no assurance that the volume of work to be performed by us for our largest clients will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive service provider for our clients generally. Furthermore, one of the key services we provide to one of our largest clients is content monitoring and moderation, which has become a growth business for us. There can be no assurance that current trends related to content monitoring and moderation will not reverse. A number of factors other than the price and quality of the services we provide, such as a change in the financial profile of a client, change of leadership or strategy within a client’s senior management, or a corporate reorganization, merger or other acquisition involving a client, could result in the loss or reduction of business from any of our clients, including our largest clients, and we cannot predict the timing or occurrence of any such event. The loss of revenue from our largest clients may have an adverse effect on our business, financial condition and results of operations.
Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business.
We are a high-growth digital customer experience solutions provider for technology disruptors and other blue-chip companies and provide omnichannel CX solutions, sales and digital marketing services, content monitoring and moderation services and other services. The execution of our business strategy is critical in order for our overall business to achieve economies of scale and increase our profitability.

Our business strategy involves hiring, training and retaining skilled personnel, developing or acquiring technology solutions that we incorporate in our services and maintaining and growing a globally oriented expertise in the industries that comprise the new economy. Our business strategy may strain our existing management resources, operational, financial and management information systems and IT solutions to the point that they may no longer be adequate to support our operations, requiring us to incur significant expenditures in these areas. We expect that we will need to develop further financial, operational and management controls, reporting systems and procedures to accommodate future growth. We cannot assure you that we will be able to develop these controls, systems or procedures on a timely basis, or at all.
Our success in implementing our business strategy and global, growth-oriented business model may be adversely affected by other factors within and outside of our control, including the following:

•	size, timing and profitability of significant campaigns or engagements with current or new clients;

•	changes in the volume of work we receive on a full-time equivalent basis from campaigns;

•	the inability to accurately predict and in a timely manner fulfill FTE requirements on our campaigns;

•	changes in global business services demand due to any reason, including changes in laws, regulations or perceptions of outsourcing operations to offshore service providers;

•	the inability to continually improve or adapt to rapid technology changes;

•	adverse changes to our cost structure;

•	our inability to operate and manage a larger operation as we grow our market share and enter into international markets;

•	existing or potential clients’ decisions to stay with existing service providers or move services we provide in-house;

•	the inability to win new campaigns through competitive bidding processes;

•	the inability to attract qualified employees;

•	the inability to manage foreign exchange fluctuations;

•	operational, financial and legal challenges (including compliance with foreign laws);

•	costs associated with entering new and unfamiliar geographies or commencing significant new campaigns for our current and future clients; and

•	negative press and reputational risks that adversely affect our brand, including similar risks to our industry.
Our failure to successfully execute our business strategy and global, growth-oriented business model could also adversely affect our future operating performance and cash flow, which in turn could restrict our ability to source high quality human capital and talent, innovate new tools and services offerings, make our operations more efficient and grow our business. We cannot assure you that we will be able to successfully execute our growth strategy or implement our planned business strategy and failure to do so could have an adverse effect on our business, financial condition and results of operations.
We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.
Our industry is very competitive. We primarily compete on the basis of the quality of the services we provide and expertise in tailored services for our clients. We believe that the other principal competitive factors in the markets in which we operate are price, value proposition to clients, breadth of geographical reach and industry expertise. We primarily face competition from other customer experience business services providers as well as firms specializing in customer relationship management consulting, customer engagement solution providers and in-house customer engagement operations. We typically are not an exclusive service provider for our clients as they usually prefer to engage more than one provider in each customer region to reduce their provider concentration risk. See “Item 4. Information on the Company—B. Business overview—Competition.”
Some of our competitors have and, in the future may continue to have, greater financial, human and other resources, longer operating histories in particular regions, greater geographical reach, greater technological expertise and more established relationships with particular clients and prospective clients. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer and client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among business services competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies attractive to our clients.

We also may face competition from our clients if they decide to bring the services we provide in-house or consolidate the number of vendors they use for the services we provide. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition and results of operations.
Our profitability will suffer if we are not able to maintain our pricing, control costs or continue to grow our business through higher value campaigns.
Our profit margin, and therefore our profitability, is largely a function of our level of activity and the rates we are able to charge for our services. If we are unable to maintain the pricing for our services without corresponding cost reductions, our profitability will suffer. The pricing and levels of activity we are able to achieve are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, the length of time it takes to on-board new employees on any new or current campaigns, the volume of work for new clients or new campaigns with current clients, competition, the introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts and general economic conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency and productivity. As we increase the number of our employees and locations at which we operate and execute our global growth strategy, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there can be no assurance that our business will grow at the rate that we anticipate or that we will be successful in growing our business in new geographies and markets that we enter, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues.
Our agreements with our clients are typically for one to three year terms and many of our agreements have automatic renewal terms or renewal terms to be entered into at the election of our clients. Accordingly, we may be bound by pricing and other established terms during the renewal periods and so we may not be able to revise pricing or other terms to take account for market conditions, including changes in labor costs.
We may be unable to reduce our capacity if demand for our services decreases or if we overestimate the future demand for our current clients. In the case where demand for our services decreases, we may have lower capacity utilization rates until we can decrease our labor capacity to meet any such decrease in demand.
Any failure by us to maintain our pricing, control or adjust costs to the level of activity or adjust the pricing and terms of our client agreements to market conditions could adversely affect our business, financial condition and results of operations.
Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.
Contagious diseases have spread throughout the world, including in certain parts of Asia where the majority of our operations are located. Most recently, the global outbreak of the COVID-19 pandemic has created significant volatility and uncertainty and economic disruption. The COVID-19 pandemic is ongoing with new variants believed to be spreading across the world, and has caused adverse effects on our and our clients’ operations during 2020 and 2021. For example, as each jurisdiction in which we operate imposed social distancing measures and we were required to either partially or completely reduce physical headcount in our offices, we implemented a work from home strategy in order to comply with such measures. In many cases, this involved a certain period of transition while we worked with our employees to ensure adequate work from home working conditions, which resulted in temporary periods of lower productivity, and additional costs incurred as we worked to ensure that our employees have adequate equipment and systems to support their work from home arrangements. Work from home arrangements also present other issues, such as potential cybersecurity risks and there can be no assurance that the systems we have in place will be effective at preventing cybersecurity threats or that we and our clients would agree on an acceptable work from home arrangement or that we would be able to comply with the conditions of any agreed upon work from home plan. There can also be no assurance that we will be able to meet all local guidelines as we transition personnel back to the office and as local social distancing rules and regulations change in the jurisdictions in which we operate. Additionally, our delivery centers typically seat hundreds of employees in one location. An outbreak of COVID-19 or similar contagious infection in one or more markets in which we do business may result in disruptions or restrictions on our ability to continue operations without interruption, such as significant worker absenteeism, lower seat utilization rates, lower productivity, as well as temporary closures of our delivery centers or the facilities of our clients, which could adversely affect our ability to deliver our services. We could also see an increase in health care costs for employees due to emerging regulations regarding COVID-19 testing, telemedicine, and in the future, coverage for any vaccine. The spread or resurgence of COVID-19 in any country where we have operations could impair our day-to-day service delivery from our affected offices and client campaigns and result in, among other things, losses of revenue and cause us to fail to meet certain KPIs in our client contracts.

In addition, the effects of COVID-19 have adversely affected certain of our clients’ businesses, particularly our clients in or exposed to travel and hospitality industries. This effect on our clients’ businesses has, in turn, resulted in decreased demand for our services from our clients in those affected industries, including some of our largest clients on whom we are significantly dependent. In response to this decreased demand, we have reduced the number of employees dedicated to these campaigns and either re-allocated them to other campaigns or, if necessary, terminated their employment with us. There can be no assurance that our clients will not decide to further reduce their demand for our services due to COVID-19-related effects on their business and that we will not have to reduce headcount in response. Furthermore, our results of operations have been materially adversely impacted as a result of COVID-19 and there can be no assurance that we would not be materially and adversely impacted in the future from the effects of COVID-19 or another pandemic, including from any loss of business, if any of our clients face significant business disruptions or demand for our clients’ services falls as a result of COVID-19 (or any disease outbreak that results in a health pandemic). As our agreements typically have payment terms of 30 to 90 days, any change in our clients’ cash flows that restrict their ability to make payments for services we have rendered may adversely affect our cash flows and results of operations. Our clients have delayed, and may in the future delay, planned engagements or choose to terminate existing agreements prior to the end of any term for convenience or decide not to renew their agreements with us.
Finally, COVID-19 or any other pandemic may result in difficulty accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, or deterioration in credit and financing conditions which could adversely affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis or at all.
Any outbreak of a contagious disease in Asia or elsewhere (including the recent COVID-19 coronavirus or other diseases in the future), or fear or public perception of an outbreak, could have a negative impact on the economy and business activity in the markets in which we and/or our clients operate, thereby adversely impacting our operations and business. Any outbreak of disease or prolonged epidemic in the geographies in which we or our clients operate could severely disrupt our business operations and have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—COVID-19 Risk Mitigation and Continuity of Operations.”
Our success depends on the continued service of our Founder and certain of our key employees and management.
Our operational business model is focused on the empowerment of our country directors and our success (including maintaining our corporate culture) depends on the continued service and performance of our country directors as well as our executive officers and other key personnel. There is competition for experienced senior management and personnel with expertise in our industry, and we may not be able to retain our key personnel or recruit skilled personnel with appropriate qualifications and experience.
Furthermore, our Founder also serves as our Executive Chairman and Chief Executive Officer and his involvement in our Company is essential to the success of our Company. Our Founder plays a central role in the development and implementation of our business strategies and initiatives. At the time of this annual report, we have not procured any “key person” insurance policy which covers our Founder.
Any decrease in the involvement of our Founder in our business or loss of key members of our personnel, particularly to competitors, could have an adverse effect on our business, financial condition and results of operations.

We may fail to attract and retain enough highly trained employees to support our operations.
The outsourced business support services industry relies on large numbers of highly trained employees at delivery centers. The demand for talent is even more important for business services companies, such as our Company, that provide complex and high-value services, including content moderation and digital services support. Therefore, our success depends to a significant extent on our ability to attract, hire, train and retain talented and skilled employees. Our industry is prone to high employee attrition, which requires us to continuously hire and train new employees. There is significant competition for trained employees with the skills necessary to perform the services we offer to our clients, including employees that are proficient in certain high-demand languages. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate, there may be a limited number of highly trained employees for a number of reasons, including government-imposed regulations and policies related to expatriate and foreign permitting that could limit the number and availability of foreign workers in certain jurisdictions. We often rely on expatriate employees to fill roles that cannot be performed by locally-hired agents due to combination of specialized skillset, native languages and cultural skills. If qualified personnel cannot immigrate to or obtain work visas in a country where we require their services, we may have difficulty hiring the requisite number of local workers with the requisite skills for our campaigns, or we may exceed our budgets in order to do so. In particular, in Thailand, our subsidiary, Teledirect Telecommerce (Thailand) Limited, has been granted certain privileges by the Board of Investment of Thailand, or the BOI, which are comprised of incentives for business development in Thailand and includes, among other things, certain exceptions allowing us to hire foreign technicians and experts to work on promoted projects and the ability to secure visas for foreign employees with a faster approval time than is otherwise available for non-promoted businesses in Thailand. However, these privileges are subject to a number of conditions (as amended from time to time) including the requirement to have no later than August 23, 2021, which was later extended to August 23, 2022 as approved by the BOI, and maintain through the promotion period, a ratio of domestic to foreign employee of at least three to one. As of December 31, 2021, our ratio of domestic to foreign employees in Thailand was approximately 3.9 to 1. Although we are actively managing our headcount in Thailand for compliance with the BOI’s domestic employee requirement, failure to maintain such domestic to foreign employees ratio may result in a revocation of our BOI privileges and incentives causing our foreign employees to potentially lose their employment visas, which could materially affect our operations in Thailand.
Increased competition for qualified personnel could also have an adverse effect on our business. Additionally, a significant increase in the attrition rate among trained employees could result in increased costs, disrupted revenue streams and decreased profit margins.
In addition, our ability to maintain and renew existing engagements, obtain new business and increase our margins will depend, in large part, on our ability to attract, hire, train and retain skilled employees that enable us to keep pace with the growing demand for business services, evolving industry standards, new technology applications and changing client preferences. Our failure to attract, hire, train and retain personnel with the experience and skills necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully into our culture and our operations could have an adverse effect on our business, financial condition and results of operations.
A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.
For the year ended December 31, 2021, we derived 91.0% of our revenue from our operations in countries located in Southeast Asia. We intend to continue to develop and expand our business and capacity in Asia with our current and potential clients. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following:

•	inconsistent regulations, licensing and legal requirements may increase our cost of operations among the countries in Southeast Asia in which we operate;

•	currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•	the effects of changes in monetary policy, interest rates and inflation (and specifically wage inflation) within Southeast Asia generally and/or within any specific country in which we operate;

•	governments may impose new or more burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•
economic downturns, political instability, civil disturbances, military conflict, terrorism and general security concerns in the countries that either we or our clients operate may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations related to personal data protection in the areas in which we operate that may incur compliance costs;

•	health epidemics (including the COVID-19 outbreak) may affect our operations and demand for our services; and

•	natural disasters like volcano and earthquakes may impact our operational sites severely.
Additionally, the laws in the countries we operate may change and their interpretation and enforcement may involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the legal regimes in the countries we operate.
Any of the foregoing risks may adversely affect our business, financial condition and results of operations.
Our key clients have significant leverage over our contractual terms and may terminate such contracts on short notice or require us to accept contractual terms that are more favorable to them.
Our relationships with our clients are governed by master services agreements, or MSA, and a number of statements of work, or SOWs, which set out the details of our services we provide to our clients. Our current MSA with Meta has a primary term of 12 months and automatic 12-month renewal periods thereafter (unless Meta elects to not renew). On August 1, 2021, we entered into a new MSA with Airbnb for an initial term as well as two extension options (unless terminated by Airbnb). While our MSAs have traditionally been renewed and have not been terminated by our largest clients as of the date of this annual report, there can be no assurance that our agreements with any of our clients, will be renewed upon their expiration on commercially favorable terms or at all or will not be terminated early pursuant to their respective terms.
A contract termination, non-renewal of a contract when it expires, or significant reduction in the use and number of services under our contracts with our key clients could result in a lower utilization rate, which would result in decreased operating margins and profitability. We may not be able to replace any key clients that elect to terminate, scale back, or not renew its contract with us, which would have an adverse effect on our business, financial condition and results of operations.
Our key clients may require us to accept contractual terms that are less favorable to us. For example, if our key clients require us to extend the payment periods beyond the current 30 to 90-day typical range, our working capital levels and overall financial position could be adversely affected, which may make it more difficult to finance our capital expenditures or increase our borrowing costs. In addition, our two largest clients require us to include staffing related restrictions. For example, if certain project team members, such as senior project managers and certain other employees with access to sensitive client information, leave the relevant client’s project, we must wait a certain period of time before we can staff that employee on a project for a different client in the same industry. These restrictions do not restrict our ability to transfer agents, who comprise the vast majority of our staff, among competing clients or otherwise restrict us from servicing or acquiring clients within the same industries as, or who are direct competitors to, our existing clients. In addition, we may from time to time enter into exclusivity arrangements with our clients which may prohibit us from working with identified competitors or with businesses operating in the same industries as our clients.
Spending on omnichannel CX solutions by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.
Our clients’ budgets for our services and reductions in client spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted our revenues, gross profits, operating margins and results of operations. Certain events outside of the control of our clients, such as regulatory and political developments, may occur and adversely affect our revenues, gross profits, operating margins and results of operations. These economic conditions can occur abruptly and persist for an uncertain duration of time. For example, the recent COVID-19 outbreak has caused volatility and uncertainty in the global economy. COVID-19 has adversely impacted us and many of our clients, and the extent to which COVID-19 may continue to impact our financial condition or results of operations in the future is uncertain and will depend in part on its impact on our clients and prospective clients and their customers. See “—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses, which in turn may reduce demand for our services or cause us to incur additional costs in our processes or personnel, thereby negatively affecting our business, results of operations and financial condition. For example, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. See also “—Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.”
Reduced or delayed spending by our clients may also lead to our clients canceling ongoing projects with us, requesting pricing reductions or consolidating the service providers that they partner with. In the past, such events have adversely impacted our utilization rates, monthly revenue per FTE, the competitiveness of our proposals and our gross margins.
The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and our credit terms with them, leading to adverse impact on our cash flow and results of operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.
Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.
Employee benefits expenses were S$189.9 million, S$258.0 million and S$339.7 million in the years ended December 31, 2019, 2020 and 2021, representing 76.7%, 77.4% and 80.6% of our total operating expenses in each period, respectively.
Employee salaries and benefits expenses in all of the countries in which we operate have increased over recent years as a result of economic growth, increased demand for business services, increased competition for trained and talented employees, among other wage-inflationary pressures and we cannot assure that they will not continue to rise. Global inflation began to rise in 2021 and has continued to increase in 2022. Inflation may increase our labor costs, including costs related to our employee salaries and benefits. In response to high inflation rates, central banks are generally expected to raise short-term sovereign interest rates, which would likely result in an increase in market interest rates globally. However, there can be no assurance that such measures will successfully contain inflationary pressures. If inflation (including wage-inflation) continues to increase in the countries in which we operate, it may increase our expenses that we may not be able to pass through to clients and thus negatively impact our business and results of operations.
Our expenses may also increase if we implement employment compensation schemes, such as an employee stock option plan, to attract talent. We have awarded 1,508,855 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP. For the purpose of preparing our financial statements, such share grants have been valued at the fair value of such awards at the date of such award. For more information on our PSP, see “Item 6. Directors, Executive Officers and Employees—B. Compensation—Performance Share Plan.”
We attempt to control our costs as we grow our capacity in existing locations or enter into new geographies. We may need to increase salaries more significantly and rapidly than in previous periods as part of our efforts to remain competitive or meet the demand for our services, which may cause our labor costs to increase. In addition, depending on the state of the labor market for our employees at any given time, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our operating margins and adversely affect our profitability if our revenue remains stagnant or if we face price pressure from competition.
If we expand our operations into new geographies within which prospective employee pool have higher average wages and compensation expectations, our average or overall labor costs may increase which will reduce our margins and profitability, especially when we enter into new markets and seek to grow our business in new geographies where we have no track record.
Furthermore, most of the countries in which we operate have labor laws which protect the interests of workers, including statutorily mandated minimum wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. We are also required to provide employee retirement by law in certain countries, such as the Philippines and Thailand, where we have made provisions for such retirement plans in our financial statements. Certain jurisdictions, such as Thailand and Singapore, also have laws that restrict our ability to hire foreign workers by setting caps on the proportion of foreign workers in the workforce of the applicable jurisdictions. In Thailand, we have received certain incentives issued by the Board of Investment of Thailand. See “—We may fail to attract and retain enough highly trained employees to support our operations.”

These labor laws in one or more of the key jurisdictions in which we operate, including Singapore and the Philippines, may be modified in the future in a way that causes our costs to increase and any such changes may be detrimental to the business that we operate in such jurisdiction. The implementation or increase of additional labor laws in the countries we operate may reduce our profit margins and have an adverse effect on our business, financial condition and results of operations.
We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and may be affected by negative publicity which may have an adverse impact on our reputation and goodwill.
From time to time we are, and in the future may continue to be, involved in disputes with various parties in the course of our business including clients, employees and ex-employees. Such disputes may involve various matters such as business disputes, employment matters and regulatory compliance.
In particular, from time to time, we have been the subject of complaints and claims made by our ex-employees in relation to, for instance, claims of unfair dismissal and disputes over employment contracts and terms. These disputes may lead to legal or other proceedings and may result in costs, negative publicity, and the diversion of resources and management’s attention regardless of the outcome. Any negative publicity arising from such disputes or complaints against our Company, whether founded or unfounded, may tarnish our reputation and goodwill and could cause our clients or future clients to not use our services.
The business practices of companies that offer content moderation and curation services have been subject to increasing scrutiny, particularly including the treatment and wellbeing of the employees who work in these areas. Several other companies operating in other countries offering these services have been subject to lawsuits by their employees and ex-employees relating to allegations of post-traumatic stress disorder and related trauma. While we work diligently to ensure that our work practices and work culture support healthy employee well-being and operate in countries with different legal regimes, there can be no assurances that we will not also be subject to similar legal actions. In addition, many of the services we provide our clients are complex, such as trust and safety verification and quality and compliance audits, and we may face potential liability if we do not perform in accordance with the requirements of our agreements.
In addition, we may become involved in disputes, legal, regulatory, and other proceedings between our clients and third parties, such as our clients’ customers, in connection with the services that we provide. Some of our clients, and in particular our top clients, are larger than we are and may be more likely to become involved in such matters given the scale of their businesses. If we become involved in such matters, we may be required to expend significant resources, including our management’s time, and incur significant expenses in defending against such actions. There can be no assurance that an adverse judgment or decision against us will not be significant. Our clients do not indemnify us for these types of costs, and there can be no assurance that such costs will be covered, in whole or in part, by our insurance policies.
Negative publicity or announcements may also include, amongst others, our involvement in litigation or regulatory investigations, online complaints or negative reviews of our business (anonymous or otherwise), or unfavorable third-party research reports on us. We cannot assure you that attempts to resolve any outstanding disputes would not be protracted or that similar claims would not be asserted. If we were to fail to win these disputes, we may incur losses and face liabilities. Further, even if we were to win these disputes, we may incur costs in mounting our defense and loss of business.
Responding to disputes and/or negative publicity arising from any of the above circumstances, regardless of their ultimate outcomes and notwithstanding that they may be baseless, frivolous or vexatious, can divert the time and effort of our management from our business. Claims and complaints that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, may further result in negative publicity, lawsuits, or investigations by regulators. Any unfavorable decisions by regulators may result in regulatory sanctions against us and other person(s) responsible for the breach, including the imposition of fines and/or term of imprisonment, where applicable.
Further, we cannot assure you that the public perception of our business and our brands would not be materially affected in the event of such disputes or that we will be successful in defending such claims. Any negative impact on our reputation could materially and adversely affect our business, financial condition and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.
Our business activities are subject to various export control, import, and trade and economic sanction laws and regulations promulgated in the jurisdictions in which we operate or otherwise applicable to our business. We refer to these laws and regulations collectively as Trade Controls. Trade Controls may prohibit or restrict our ability to offer certain services, or sell, supply or use certain tools or products, including various technology tools and products. We operate in many jurisdictions through the world, including China, and may encounter prohibitions or restrictions on our ability to transact with certain governments, persons, entities, countries, and territories, including those that are the target of applicable sanctions regulations. While we have implemented certain controls designed to promote and achieve compliance with applicable Trade Controls, our platform and services may have in the past, and could in the future, violate, or be provided in violation of, such laws, despite the precautions we take. Further, changes in our services or future changes in Trade Controls may create delays in the introduction of services in international markets or, in some cases, prevent the export or import of products we use in our services and services we provide to certain countries, governments, or persons altogether. Any change in Trade Controls could result in decreased use of our services by existing or potential customers.
Any failure to comply with applicable Trade Controls may materially affect us through reputational harm, as well as other negative consequences, including government investigations and penalties. Accordingly, we may incur operational costs to support our ongoing compliance with Trade Controls at all levels of our business. Any failure by us to comply with any export or import controls laws may have an adverse effect on our business, financial condition and results of operations.
We may enter into contracts with significant fixed price elements or solely fixed price contracts with our clients and any failure to accurately price these arrangements may affect our profitability.
Many of our client contracts have significant fixed price elements. If we underestimate our project costs in tendering and bidding for a project from our clients, we may incur unanticipated costs that would reduce our profits or incur losses. Any failure by us to accurately evaluate our expected costs for a fixed-price contract may result in the decreased profitability of any such project and may have an adverse effect on our business, financial condition and results of operations. To address this risk, we try to incorporate pricing adjustments in our contracts in the event that there is a change in scope of work that can be activated under reasonable circumstances that are beyond assumptions made by us during our initial pricing (e.g., expanded work scope, foreign exchange volatility). There can be no assurance that such price adjustments will fully cover the actual costs to provide such services, which could have an adverse effect on our business, financial condition and results of operations.
If our services do not comply with the service level and performance requirements required by our clients or we are in breach of our obligations under our contracts with our clients, it may result in reduced payments or the termination of our client agreements.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to our end-customer based on certain key performance indicators, such as the time it takes for a customer experience matter to be closed out, customer satisfaction score and forecast accuracy. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ end-customers. Failure to consistently meet service requirements of such end-customers or errors made by our employees in the course of delivering services to such end-customers could disrupt our clients’ businesses and result in a reduction in revenue or a claim against us for damages. For example, our agreements generally stipulate standards of service that, if not met by us, would result in lower payments to us. A failure or inability to meet these requirements of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with operating in the rapidly evolving new economy sectors.
As a new economy business services provider dedicated to serving new economy participants internationally, we are subject to risks associated with the rapidly evolving nature of new economy sectors, including but not limited to the technology, consumer and retail, and hospitality sectors. Our future business, financial condition, and results of operations will largely depend on the development of the new economy sectors and their participants in the markets that we operate and target for future expansion.

New economy companies are investing in creating differentiated customer experiences and providing end-to-end customer engagement that can differentiate them from their competitors. However, there are significant uncertainties with respect to the growth and sustained profitability of new economy sectors in Asia and throughout the world, including changes in general economic conditions, market trends and regulatory environment. Most of these factors are beyond our control. For example, any adverse regulatory developments in new economy sectors in the countries in which we or our clients operate, such as new or more restrictive industry policies, could materially affect the results of operations and financial conditions of our clients participating in such industries, which may in turn reduce their demand for our services. As a result, our business, financial condition and results of operations could be adversely affected.
We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.
We are typically required to collect and store sensitive data in connection with our services, including account access credentials, credit and debit card numbers, bank account numbers, social security numbers, names and addresses and other types of sensitive business or personal information. In many cases, customer information is stored in our client’s proprietary systems to which our employees have user access. Although we have employed measures to protect against unauthorized access of such personal, confidential and proprietary information, as the complexity of information infrastructure continues to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims.
Under data protection and personal information laws, we are typically required to manage, utilize and store sensitive or confidential client and customer data in connection with the services we provide. In Singapore, under the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, we are also required to, among others, notify individuals of: the purposes for the collection, use or disclosure of their personal data prior to such collection, use or disclosure and obtain the consent of individuals for any collection, use or disclosure of their personal data. In the People’s Republic of China, or the PRC, the PRC Personal Information Protection Law, or the PRC PIPL, promulgated on August 20, 2021 and took effect on November 1, 2021, requires us to notify and obtain consents prior to collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, under the European General Data Protection Regulation that took effect in May 2018, we must obtain consent and/or offer new controls to existing and new users in Europe before processing data for certain aspects of our service and are also subject to various regulations, including those that govern the storage and transfer of personal data.
Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations or future additional regulations. We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.
We seek to implement measures to protect sensitive and confidential client and customer data in accordance with client contracts and data protection laws and consumer laws. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm.

We may also be subject to laws and regulations that restrict the flow of personal data across countries; such laws may constrain our activities and have an adverse impact on our business. Laws and regulations that impact our business, and particularly laws, regulations and other measures governments may take based on privacy and data protection concerns, are increasing in complexity, change frequently and at times conflict among the various jurisdictions where we do business. For instance, recent legal developments in Europe have created complexity and uncertainty regarding overseas transfers of personal data outside of the European Economic Area. In addition, certain cybersecurity review measures, which were promulgated on December 28, 2021 and took effect on February 15, 2022, require regulatory screening of overseas initial public offerings by companies with certain scale of personal information. Pursuant to these measures, if any network platform operator possesses personal information of more than one million Chinese users, it needs to file with the Cyberspace Administration of the PRC, or the CAC, for a cybersecurity review prior to the listing of its securities on any foreign stock exchange. Since these measures came into effect after we went public in 2021, and such measures do not provide for any retrospective effect, we have not applied to CAC for a cybersecurity review. Nonetheless, in light of China’s increased focus on cybersecurity and data protection regulation, there can be no assurance that there will not be any other impact on our operations from further regulation.
We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information. Moreover, our insurance coverage for breaches or mismanagement of such data may not be sufficient to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Any of the foregoing could adversely affect our business, financial condition and results of operations.
Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.
In conducting our business, we process and transmit sensitive business information and personal information about our clients, their customers and other parties. We have certain responsibilities to card networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information.
We have been a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information. We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.
Our computer systems and the computer systems of our clients, which we rely on, could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our employees who have access to client and customer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of client and customer data. Our clients are located in numerous jurisdictions around the world, and our clients may ask for broad undertaking from us pursuant to the privacy laws applicable to them and may decide not to do business with us if we do not agree to their privacy terms. Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ and customers’ information, lost revenue and reputational harm.
Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective clients from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws. If we were to be removed from networks’ lists of Payment Card Industry Data Security Standard (PCI DSS) compliant service providers, our existing clients or other third parties may cease using our services. Also, prospective clients may choose to terminate their relationship with us, or delay or choose not to consider us. Any of the foregoing could adversely affect our business, financial condition and results of operations.
The anticipated strategic and financial benefits of our relationship with Airbnb may not be realized.
Pursuant to our arrangements with Airbnb, we are currently in the process of negotiating with Airbnb the potential issuance of warrants to acquire some of our ordinary shares. We expect, subject to negotiation and agreement on terms and conditions, that we would grant Airbnb a warrant on the basis that the warrant would result in a growth in spending by Airbnb. In the event that we are unable to agree to the terms of such warrant and such warrant is not issued, it could negatively affect our business relationship with Airbnb, which could result in reduced volumes of work and lower revenues, or at least, lower growth than we otherwise anticipated. In addition, even if such warrant is issued, achieving the anticipated benefit from the warrant is subject to a number of challenges and uncertainties. If we are unable to achieve our objectives or if we experience delays, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.
We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditure, potential opportunistic acquisitions and working capital requirements.
Our industry is characterized by high working capital requirements primarily relating to new investments in operating sites and employee resources to meet the requirements of our clients. We incur significant start-up costs related to investments in infrastructure to provide our services, including costs of establishing our delivery centers in accordance with our clients’ preferred specifications and hiring and training of employees, with such expenses being historically incurred before revenue is generated. There are also often additional start-up costs associated with entering new geographic markets, including expenses for establishing new operational centers as we grow our business and developing the infrastructure for engagements with clients in these new geographies.
We may, at some stage in the future, require funding for capital expenditures, potential opportunistic, strategic acquisitions or working capital. Our sources of additional funding, if required, may include the incurrence of debt or the issue of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows and we may be subject to additional covenants that could affect our business. Furthermore, in the event that we do decide to incur additional debt in the future, there can be no assurance that we will be successful in securing such additional financing on commercially reasonable terms, or at all. Any failure to obtain debt financing in the future could limit our ability to implement our growth strategy and could limit our ability to access cash flows from operations.
Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.
We may be adversely affected by any failure to grow or protect our brand.
We believe the “TDCX” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and contribute to our efforts in recruiting and retaining talented personnel.

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2021, there are trademark registrations in 11 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, the European Union, the United Kingdom, Japan, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in three jurisdictions: Thailand, the United States and South Korea. There are also trademark registrations in the name of a subsidiary in China. While we believe that our prior brand, “Teledirect,” had a positive reputation, we created the “TDCX” brand to more clearly establish our brand identity in our industry. There is a risk that if we fail to establish or grow our brand or if negative information about us adversely affects our brand, even if false, our business could be adversely affected. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Any failure to grow our brand or damage to our reputation could also reduce the value and effectiveness of the “TDCX” brand name and/or reduce investor confidence in us, and have an adverse effect on our business, financial condition and results of operations.
We may seek to acquire companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could adversely affect our business, financial condition and results of operations.
While we have grown organically almost exclusively, we may in the future as part of our global growth strategy pursue acquisitions of complementary businesses in certain geographies or exposure to certain industries, and acquisitions of companies with technologies that we can incorporate into our tailored client solutions. These transactions could be material to our financial condition and results of operations. Additionally, the inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our ability to implement our growth strategy. Furthermore, we may not be able to integrate effectively such future acquisitions into our operations or our corporate culture and may not achieve the profitability we expect from such acquisitions. Even if we identify and pursue acquisitions, we may not complete future transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition or investments. Other companies may compete with us for these strategic opportunities.
We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including regulatory or compliance issues that could exist for an acquired company or business and potential adverse effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and result in reduced availability of credit to us or increased borrowing costs and interest expense in the future. Any such risks relating to future acquisitions could have a material adverse effect on our business, financial condition and results of operations.
Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.
We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions, including, as of December 31, 2021, certain tax concessions and benefits from such local jurisdictions. For example, our subsidiary in Malaysia was awarded Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitled the subsidiary to enjoy tax incentives under Malaysia’s Customized Incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have applied to the relevant governmental agency authorities to renew such benefits. In the Philippines, we have benefited from an income tax holiday through our registration with the Philippine Economic Zone Authority, or PEZA. We expect that our income tax holiday from PEZA will eventually expire, in respect of each delivery center in the Philippines, four years after each delivery site has begun receiving the tax holiday benefits and there can be no assurance that the Philippines government will not change the terms of any income tax holiday in the future. For example, the Philippines Fiscal Incentives Review Board, or FIRB, had previously issued guideline that allows PEZA registered units to work from home, subject to certain terms and conditions. However, the Philippines FIRB has recently changed these guidelines in a manner that would cause the PEZA tax holiday benefits to expire unless we ended our current work from home arrangement. Furthermore, Philippine regulators have indicated that noncompliance by companies of these changed guidelines may also result in penalties, to include closure of the noncompliant companies’ business. While we have received a letter of authority from PEZA that would allow us to continue with a modified work from home arrangement, subject to a maximum threshold, there can be no assurance that the terms of the letter of authority will not change or that we will be able to comply with the terms and conditions of the current letter of authority. Furthermore, if we (along with other companies in our industry with Philippine operations) were compelled to end our work from home policies, there can be no assurance that our employees will not resign due to these enforced changes. Our business, results of operations and financial condition could be adversely affected if tax contingencies are impacted adversely or we become subject to increased levels of taxation.

We are also subject to income taxes in numerous jurisdictions. Our tax expense and cash tax liability in the future could be adversely affected by numerous factors, including changes in tax laws, regulations, accounting principles or interpretations and the potential adverse outcome of tax examinations and pending tax-related litigation. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense. Certain tax-related judgements or conclusions that we make are based on our interpretation or understanding of tax laws in the countries in which we operate. Therefore, there can be no assurance that we will not undergo tax assessments and/or audits and that such proceedings will not result in further payments for taxes and tax-related costs and expenses for previous tax years, our current tax year, or tax years in the future. We are also subject to periodic tax audits by the relevant authorities in the jurisdictions in which we operate and, as of the date of this annual report, are subject to ongoing tax audits. As tax exposures can involve technical interpretations of issues, it may require an extended period to resolve tax disputes. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. The governments of foreign jurisdictions from which we deliver services may assert that we are not in compliance with the terms of any tax concession or benefit we currently receive or decide to change its laws with respect to such concessions and benefits.
Transfer pricing regulations to which we are subject require that any transaction among us and our subsidiaries be on arm’s-length terms. If the applicable tax authorities were to determine that the transactions among us and our subsidiaries do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. Such increase on our tax expenses would adversely affect our business, financial condition and results of operations.
Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services that we rely on from third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.
The outsourced business support services industry is subject to the periodic introduction of new technology, which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations and to apply these technological innovations to our business by incorporating them into our tailored solutions for our clients. See “Item 4. Information on the Company—B. Business overview—Information Technology and Management Information Systems.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current services may be less attractive to existing and potential clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. Certain emerging technologies, such as artificial intelligence, may be disruptive to our industry, and our ability to identify, predict the outcomes of and incorporate disruptive technologies is key to our sustained business success. We will also be required to provide adequately trained personnel to address the increasingly sophisticated and tech savvy clients whose needs are constantly evolving. Furthermore, if we obtain access to an emerging technology through an acquisition, there can be no assurance that we will be successful in integrating that technology into our operations or business. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition and results of operations.
Our operating results may fluctuate from one quarter to the next due to client and service mix and other factors.
Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, variations in the volume of business from clients due to seasonal trends, the business decisions of our clients regarding the use of our services, start-up costs as we begin new campaigns for current or new clients, delays or difficulties in expanding our operational facilities or opening new operational facilities, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing campaigns, currency fluctuations and general economic conditions. In addition, while our business generally is not seasonal, our results may fluctuate because our clients’ businesses are impacted by seasonal effects that affect their use of our services, such as high travel seasons for our clients in the travel and hospitality industries or the winter holiday shopping season for consumer electronics clients.

In addition, the demand cycle for our services, typically from three to nine months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing and success of new engagements with current or new clients. The demand cycle for a specific campaign depends on the campaign size, complexity and urgency of the client need. Also, we recognize revenue as and when the performance obligations set out in each campaign are satisfied and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure to meet our current or future clients’ specifications with respect to any engagement. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays. Any failure by us to predict and plan demand for our services for any of the foregoing reasons, including due to the effects of seasonality trends in the businesses of the clients, could adversely affect our business, financial condition and results of operations.
If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected and our reputation could be harmed.
While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. While we do not have collective bargaining arrangements in most of the current jurisdictions in which we operate, our global growth strategy may involve our entrance into geographies where unions and collective bargaining agreements are more prevalent. As of December 31, 2021, only our workforce in Spain was subject to a collective bargaining agreement, namely, the nationwide collective bargaining agreement for all employers and employees in the Spanish telemarketing industry. If labor negotiations are not successful in Spain or any other geography we may enter into, where we become subject to a collective bargaining agreement, or we otherwise fail to maintain good relations with employees in any jurisdiction in which we operate, we could suffer a strike, work stoppage or other form of labor disruption. Any of the foregoing could harm our reputation and adversely affect our business, financial condition and results of operations.
Our business operations are subject to various regulations and changes in these regulations or enforcement thereof, could require us to make additional expenditures, restrict our business operations or expose us to certain costs related to non-compliance with such regulations.
Any changes in the enforcement of, or enactment of additional, regulations or laws in the jurisdictions in which we operate may subject us to additional expenses related to compliance with such laws or regulations or otherwise affect our business and operations. For example, stricter enforcement of the Indian Companies Act between 2015 and 2017 resulted in many Indian companies, including a dormant subsidiary of ours that has since been dissolved, being removed from the register of companies for various forms of corporate inactivity, and the directors of those companies, including our Founder and our current Chief Financial Officer, being disqualified from holding directorships in Indian companies for periods of five years (until October 31, 2021). Although this particular example of regulatory enforcement change has not and is not expected to impact our operations, it serves as an example of unanticipated regulatory risks that we are exposed to. Furthermore, if we are deemed to have violated any regulation or law in a jurisdiction in which we operate and/or where a delivery center is located, then we may be subject to fines and other expenses related to non-compliance thereof. Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations in the various jurisdictions in which we operate, including consumer laws, as well as trade restrictions and sanctions, tariffs and labor relations. We are also subject to work permit, visa and immigration and other laws, regulations and requirements with respect to our employees in the countries in which we operate. We have in the past failed to comply with and may in the future fail to comply with such laws and regulations due to timing constraints and other reasons, which could subject us and our officers, directors and employees to liability and otherwise adversely impact our business. Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations. See also, “Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business” and “We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.”
Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.
The practice of outsourcing services to organizations operating in other countries is a topic of political discussion, including in the United States, which is our largest market in terms of location of our clients’ end-customers, as well as other regions in which we have clients or where their customers are located. For example, measures aimed at limiting or restricting outsourcing by U.S. companies may be put forward for consideration by the U.S. Congress and in state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the U.S. If any such measure is enacted, our ability to provide services to our clients could be impaired.

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client or customer data, particularly involving service providers in Asia. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing customer experience solutions providers like us due to negative perceptions that may be associated with us, our business model or our industry. Any slowdown or reversal of existing industry trends toward utilizing customer experience solutions providers would seriously harm our ability to compete effectively with competitors that provide the majority of their services from within the country in which our clients operate.
Our project start-up and implementation cycles require significant resource commitments.
From our initial business development engagement for a prospective project with either a new or existing client to our operational performance with respect to such a project, we are often required to invest significant capital, resources and time. Before committing to use our services for any specific new project, potential or current clients require us to expend substantial time and resources educating them as to the value proposition of our platform and assessing the feasibility of integrating our people, systems and processes with their operations. Our clients then evaluate our services before deciding whether to use them and, if they do decide to enter into an arrangement with us, we would then negotiate the requisite documentation, implement their specifications in our tailored solution (including establishing our delivery centers to our clients’ preferred specifications) and train our team leaders and other personnel that will be dedicated to the project. Therefore, our business prospecting and closure cycle, which generally ranges from six to 12 months, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources), the timing of our clients’ budget cycles and approval processes and the fluidity of our clients’ requirements and specifications for a given engagement. For further information related to risks from competition, see “—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”
Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. The period in which we train the personnel that will be dedicated to any specific client project generally ranges from two weeks to over two months. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to enter into arrangements for our services with potential clients to which we have devoted significant time and resources, which could have an adverse effect on our business, financial condition and results of operations.
While managing our growth, we may have difficulty updating our internal operational and financial systems as well as our existing internal accounting, financial and cost control systems.
Since our founding in 1995, and particularly from 2012, we have experienced rapid growth and significantly expanded our operations in key regions and client industries, especially with our clients involved in innovative businesses engaged in the new economy. The rapid growth which we have experienced requires us to constantly monitor, evaluate and, if appropriate, reallocate our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees, including employees in middle-management positions such as team leader roles, and implement and improve operational systems, procedures and internal controls on a timely basis.
In addition, we are in the process of updating our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with the increasing demands of our business. Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls, which may also include controls implemented by our clients. If we are unable to assert that our internal controls over financial reporting are effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports.
If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any of the foregoing factors could adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting and disclosure controls and procedures, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.
Prior to our initial public offering, we were a private company with limited accounting personnel resources. Furthermore, prior to our initial public offering, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.
Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”
In the course of preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified relates to a lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel and an IT system contractor. There can be no assurance that any remediation actions we have undertaken or will undertake in the future will be effective or that other similar issues may not arise in the future.
As a result of this material weakness, we plan to take certain measures, including removing excessive and conflicting rights granted in our IT systems and in some cases where access is required, compensating controls are being put in place. By designing and implementing improved processes and internal controls, we expect to improve our internal control over financial reporting. However, there can be no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate the material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.
We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual reports filed on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under securities laws and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our ability to provide our services depends in part upon the quality and reliability of the facilities and equipment provided by our technology, digital services and telecommunications providers, our reliance on a limited number of suppliers of such technology and the services and products of our clients.
The success of our business depends in part on our ability to provide high quality and reliable services, which in part depends upon the proper functioning of facilities and equipment (including appropriate hardware and software and technological applications) provided by third parties and our reliance on a limited number of suppliers of such technology, and is, therefore, beyond our control. As we lease our facilities from third parties, our ability to provide high quality and reliable services depends, in part, on our ability to maintain existing leases and accurately project our facility capacity requirements. Any early termination of a lease or failure to accurately predict facility requirements may cause us to have to relocate and cause disruptions to our services and business. When we enter new geographies, we often enter into shorter term arrangements with co-working space providers and these arrangements may be subject to more frequent changes in terms given the short duration of these arrangements, which can result in less intermediate term predictability of the terms in these arrangements.
We also depend on the telecommunication services provided by local telecommunication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner, our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology cannot deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition and results of operations.
Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications and digital services failures, adverse weather conditions and other unforeseen events, all of which are beyond our control. Such events may cause disruptions to information systems, electrical power and telephone and digital service for sustained periods. For example, in December 2021, Typhoon Odette struck Cebu, Philippines, causing widespread damage through the region. Our office in Cebu temporarily ceased operations due to the natural disaster, though resumed operations once Typhoon Odette had passed. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications and digital systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, which may have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.
While we currently have property damage and comprehensive general liability insurance in force, our insurance coverage may not be sufficient to compensate for the costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. With respect to losses which are covered by our policies and subject to deductibles, exclusions, and/or limitations, it may be difficult and time-consuming to recover such losses from insurers. In addition, we may not be able to recover the full amount of losses incurred from the insurers. Prolonged disruption of our services, even if due to events beyond our control could also cause our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition and results of operations.
In addition, in some areas of our business, we depend upon the quality and reliability of the services of our clients, which we help to sell to their end-customers. If the services we provide to our clients are disrupted due to technical difficulties or if there is any disruption to our services based on the foregoing factors, then the result may have an adverse effect on our business, financial condition and results of operations.
In addition, any increases in the cost of telecommunications and digital services and products provided by third parties, including equipment, software, information technology products and related services and workstations have a direct effect on our operating costs. In addition, our clients may impose certain technological requirements or additional requirements beyond those implemented upon the initial project set up that may not be included in our current fee arrangements. In such cases, we may not be compensated for these additional costs and have to absorb such costs. The cost of telecommunications and digital services is subject to a number of factors, including changes in regulations and the market as well as competitive factors such as the concentration and bargaining power of technology and telecommunications and digital services providers and suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have an adverse effect on our business, financial condition and results of operations.

Our debt service requirements and restrictive covenants limit our ability to borrow more money, to make distributions to our shareholders and to engage in other activities.
Our existing credit agreements contain a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, transfer or dispose of assets, pay dividends or make distributions, incur additional indebtedness, create liens, make investments, loans and acquisitions, engage in transactions with affiliates, merge or consolidate with other companies or sell substantially all of our assets. Our credit agreements are guaranteed by us and certain of our subsidiaries and secured by substantially all of our and the assets of our borrower subsidiary and the guarantor subsidiaries. The terms of our credit agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Additionally, our obligations to repay principal and interest on our indebtedness make us vulnerable to economic or market downturns. If we are unable to comply with our payment requirements, our lenders may accelerate our obligations under our credit agreement and foreclose upon the collateral, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our shareholders’ interests. Our failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make the entire debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.
We may face difficulties as we expand our operations into countries in which we have no prior operating experience.
Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future clients. This may involve expanding into countries and regions other than those in which we currently operate and where we have less familiarity with local regulations, environment and procedures. It involves expanding our operations in recently entered markets such as South Korea, Latin America, Europe and India, or entering into new countries and regions where we do not currently operate, which have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. Any difficulty in the implementation of our global growth strategy may adversely affect our business, financial condition and results of operations.
We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations.
We earn revenue primarily denominated in U.S. dollars and Singapore dollars (which is our reporting currency). We make rental payments and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. There can be no assurance, however, that we will not take campaigns, in the future, that result in more exposure to local currencies. While inflation may have a lesser effect on the profit and loss of a local subsidiary itself, depreciation of the local currency against the U.S. dollar and/or Singapore dollar would reduce the value of the dividends payable to us from our operating companies. We present our financial results in Singapore dollars and our results of operations would be adversely affected if other currencies (including the U.S. dollar) depreciate significantly against the Singapore dollar. Furthermore, fluctuations in currency exchange rates may also affect the comparability of our financial results from period to period, as we convert our subsidiaries’ statement of financial position into Singapore dollars from other currencies at the period-end exchange rate, and income and cash flow statements at average exchange rates for the year. Any changes in currency exchange rates may adversely affect our business, financial condition and results of operations.
The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.
There has been a global escalation of barriers to trade in recent years, including with respect to the United States and China imposing tariffs and trade barriers on trade with each other. Any imposition of new tariffs or other trade barriers, or the escalation of any trade dispute, may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations.
In addition, current government actions undertaken by various governments to stimulate their respective economies and future government action, including interest rate decreases, changes in monetary policy or intervention in the exchange markets and other government action to adjust the value of the local currency, may trigger inflation. Furthermore, governmental measures to control inflation may include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly. Losses incurred based on the exchange rate used may be exacerbated if regulatory restrictions are imposed when these currencies are converted into U.S. dollars.

The occurrence of such fluctuations, devaluations or other currency risks could have a material adverse effect on our business, financial condition and results of operations.
If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.
We maintain some insurance coverage, including professional liability insurance, property insurance coverage for certain of our facilities and equipment for certain of our operations, and crime, cyber and general commercial insurance; however, we do not insure for all risks in our operations. In addition, we intend to continue to maintain some level of self-insurance coverage in the future through the establishment of at least two captive insurance cells for directors and officers liability insurance. The reserves of such a captive insurance cells will be subject to periodic adjustments based upon actuarial evaluations, which adjustments could impact our overall results of operations, and such periodic adjustments may be favorable or unfavorable. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.
We provide services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Although we believe that we maintain sufficient insurance coverage comparable to other service providers in our industry, the occurrence of an event that causes losses in excess of our self-insurance estimates or the limits specified in our policies, or losses arising from events not covered by insurance policies (including any deductibles, exclusions or limitations), could materially harm our business, financial condition, results of operations and prospects. Moreover, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that we would not be required to increase our self-insurance amounts. Additionally, we do not maintain “key person” insurance policies on any of our directors, officers or other personnel. There can be no assurance that any claims filed will be honored fully or timely under our insurance policies. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.
Risks Related to Countries Where We Operate
Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.
Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.
Disruptions in the international trading environment may seriously decrease our international sales.
The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our services, which could impact our business, financial condition and results of operations.
Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.
Natural disaster events (such as volcanos, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.
We have two subsidiaries in Thailand, namely, Teledirect Telecommerce (Thailand) Limited, or TDTH, in which TDCX SG owns 49% and two Thai shareholders own 51%, and Comparexpress Insurance Broker (Thailand) Ltd., or Comparexpress, in which TDTH, TDCX SG and our Founder hold 60%, 39.999% and 0.001%, respectively, of the total share capital. With respect to TDTH, the shareholders have agreed on certain arrangements, whereby (i) TDCX SG provided the Thai shareholders with interest-free loans for the payment for their shares in TDTH; (ii) such shares are pledged in favor of TDCX SG as security for repayment of such loans; (iii) so long as any amount relating to their respective loan remains unpaid, the Thai shareholders must, at TDCX SG’s demand, assign to TDCX SG or its designee all of their voting rights pertaining to such shares in respect of any meeting of shareholders; and (iv) the Thai shareholders shall, upon notice from TDCX SG, sell and transfer such shares to TDCX SG or its designee. In addition, pursuant to the articles of association of TDTH, if and to the extent that it declares dividends, the Thai shareholders, as holders of preference shares, are entitled to receive preferential dividends in an amount of 10% of the par value of those preference shares (such par value being 100 Thai baht per preference share) before distribution of any dividends to the holders of ordinary shares.
Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or the FBA, a person or entity that is “Non-Thai” (as defined in the FBA and described in “Regulatory Environment — Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our subsidiaries in Thailand operate, unless an appropriate license is obtained. As our subsidiaries in Thailand are more than 50% owned by Thai persons or entities, our Thai subsidiaries are not required by the FBA to obtain the license prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the investigation manual published in 2015 by the Department of Special Investigation, a government authority which is authorized to conduct investigations on potential violations of the FBA, indicates that the following factors, will be taken into account in an investigation: (i) the intention of the parties, (ii) the source of funds of both shareholders and the company and source of the company’s working capital, (iii) the shareholding structure, types of shares, voting rights and control of the Thai and foreign shareholders in the Thai company and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.
In addition, the Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement are grounds on which a Thai court could order dissolution of the company.
Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, is of the opinion that the ownership structure of each of our Thai subsidiaries is in compliance with the FBA based on, among other things, the fact that a majority of the share capital of each Thai subsidiary is held by Thai nationals or entities for their own benefit. There can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBA or evaluate the shareholding structures or shareholding arrangements of our Thai subsidiaries differently and hence reach a different conclusion, which could lead to an action being brought in the Thai court. In the event of such action and if the Thai court determines that the ownership structure of any of our subsidiaries in Thailand for any reason constitute an illegal nominee arrangement, it may order sanctions, which may include criminal sanctions against us and the Thai shareholders of such subsidiaries in Thailand, and such subsidiaries may be ordered to cease operations in Thailand. If the ownership structure of our Thai subsidiaries is found to be invalid, existing arrangements permit TDCX SG to repurchase the relevant shareholder’s shares in order to sell them to a suitable third party or take other steps to comply with the FBA. Under such circumstances and despite potential sanctions with respect to past non-compliance, we would inform the Ministry of our intent and efforts to remedy any determination of non-compliance and seek possible relief from sanctions with an aim at enabling each of our Thai subsidiaries to continue its business operations going forward. There can be no assurance that the Ministry would grant us such relief or that we would be able to complete any sales of shares to a suitable third party in a timely manner.
If the PRC government deems that Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.
Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by us.

Under the Foreign Investment Law of the People’s Republic of China, or the PRC Foreign Investment Law, which came into effect as of January 1, 2020, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2018 Version) and its previous versions). As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner, and the foreign entity was able to hold no more than 50% of the equity in the joint venture. This restriction has been lifted pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version) which came into effect on July 30, 2019. The Telecommunication Regulation of the People’s Republic of China, or the PRC Telecommunication Regulation, which was enacted on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, and the Measures on Administration of Licensing for Telecommunication Operation, or Measures on Administration of Licensing for Telecommunication Operation, which came into effect as of September 1, 2017, require that a call center operator in the value-added telecommunications industry obtain a value-added telecommunication service license, or VATS License. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted.
Agorae Beijing, notwithstanding its arrangements with RMTC, could be deemed to be engaging in a call center business in the PRC in contravention of the negative list and relevant regulations and be required to obtain a VATS License. In such circumstances, the PRC Ministry of Industry and Information Technology (or its local counterparts) could impose sanctions against Agorae Beijing for engaging in a call center business without obtaining a VATS License, including confiscating illegal income, imposing a penalty of three to five times of the entity’s illegal income, ordering the entity to suspend its operations, invalidating relevant agreements and prohibiting the entity from obtaining a VATS License in the future. In addition, historical practices in contravention of relevant rules might have an adverse impact on our ability to obtain a VATS License in the future through Agorae Beijing. While TDCX Shanghai, our another wholly owned subsidiary incorporated in the PRC, has obtained a VATS License, the coverage of this license is limited to the Shanghai Free Trade Zone and does not include the business of Agorae Beijing. There can be no assurances that Agorae Beijing would be able to obtain a VATS License if we decided to apply for such a license or that, if we were able to obtain such a license, that we would not incur transition expenses and/or be able to directly hire employees on commercially reasonable terms or at all. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, prospects and reputation.
Risks Relating to Investments in Cayman Companies
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised), as amended from time to time, of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and special resolutions of the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Most of our current operations are conducted in Asia. In addition, our current directors and executive officers are not United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise the Asia region may render you unable to enforce a judgment against us, our assets, our directors and executive officers or the assets of our directors and executive officers.
Risks Related to our ADSs
Our Founder, Executive Chairman and Chief Executive Officer, Mr. Laurent Junique, has considerable influence over important shareholder matters due to his significant voting power over our shares. Our dual-class voting structure will, among other things, limit Class A ordinary shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. Each of our Class B ordinary shares is convertible into one Class A ordinary share at any time and will convert automatically upon the earlier of (i) the date that is 15 years from September 30, 2021 or (ii) nine months after the death or permanent disability of Mr. Junique. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Junique holds approximately 98.2% of the aggregate voting power of our Company. As a result, Mr. Junique has considerable influence over matters such as electing or removing directors, approving any amendments to our constitution and approving material mergers, acquisitions or other business combination transactions. Furthermore, Mr. Junique has no obligation to guarantee our debt in the future and it may not be in his interest to do so. If Mr. Junique decides not to guarantee any future debt of the Company, it may adversely affect our ability to incur debt, or the terms of any debt we incur, in the future.
For the foreseeable future, holders of our Class A ordinary shares and ADSs will not have a meaningful voice in our corporate affairs and that the control of our Company will be concentrated with Laurent Junique. This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For a description of the dual-class structure, see “Item 10. Additional Information—Memorandum and articles of association.”
An active trading market for the ADSs may not continue to develop, and you may not be able to sell your ADSs at or above the current price.
Prior to our initial public offering, there has been no public market for the ADSs or our Class A ordinary shares. There can be no assurances that an active trading market for the ADSs may continue to develop or be sustained (including due to any share repurchases we may undertake). If an active trading market does not continue to develop, you may have difficulty selling your ADSs at an attractive price, or at all. The current price for the ADSs may not be indicative of prices that will prevail in the open market following in the future. Consequently, you may not be able to sell the ADSs at or above the current price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling the ADSs, and it may impair our ability to attract and motivate our personnel through equity incentive awards.

The trading price of the ADSs may be volatile in the future.
The ADSs may trade at prices significantly below their current price and the trading price of the ADSs may fluctuate widely, depending on many factors, including:

•	variations in our results of operations;

•
perceived prospects for our business and operations and for omnichannel CX solutions and business services in general, differences between our actual financial and operating results and those expected by investors and analysts;

•	business or prospects of our clients and specifically new economy companies;

•	changes in analysts’ recommendations or perceptions;

•	changes in conditions affecting the outsourced business support services industry;

•	changes in market valuations and share prices of publicly listed companies with businesses similar to us;

•	broad stock market price fluctuations;

•	changes in general economic conditions;

•	the announcement of acquisitions by us, our clients or our competitors;

•	passage of legislation or changes in regulations;

•	the addition or departure of key personnel;

•	actions taken by our shareholders;

•	competition;

•	negative publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; or

•	other developments affecting us, our clients or our competitors.
Furthermore, in recent months, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of the ADSs since our initial public offering as well as the securities issued by many companies, including companies in our and related industries. The volatility frequently appears to occur without regard to the operating performance of the affected companies. As a result, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.
Future sales of the ADSs, the Class A ordinary shares or our other equity securities, and the availability of a large number of such securities for sale, could depress the price of the ADSs.
The sale of a significant number of the ADSs, Class A ordinary shares or our other equity securities in the public market, or the perception that such sales may occur, could materially and adversely affect the market price of the ADSs. These factors could also materially impair our ability to raise capital through equity offerings in the future.
As of December 31, 2021 we have 22,262,800 ADSs outstanding (representing 22,262,800 Class A ordinary shares), which are freely tradable without restriction under the Securities Act, except for any shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any substantial sale or perceived substantial sale of the ADSs, Class A ordinary shares or the Class B ordinary shares over a short period of time could cause the price of the ADSs to fall. Similar sales of Class A ordinary shares or Class B ordinary shares by holders after vesting of share awards under the PSP or by holders of options who have exercised their options under any other incentive plan that we may implement in the future could also cause the price of the Class A ordinary shares to fall.

You will experience substantial dilution as a result of future equity issuances.
On August 26, 2021, we adopted the TDCX Performance Share Plan, or our PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,288,140 shares. We have awarded approximately 1,508,855 Class A ordinary shares to certain of our directors, officers and other senior employees under the terms of our PSP. We may also implement other employee equity participation programs, such as employee stock option programs.
Pursuant to our arrangements with Airbnb, we are currently in the process of negotiating with Airbnb the potential issuance of warrants to acquire some of our ordinary shares. While there has been no agreement to date on the terms and conditions of such warrants, including with respect to pricing, number of shares subject to issuance, strike-price or expiration, the grant of warrants to Airbnb, if exercised, will cause immediate dilution to our shareholders, and if we issue such warrants with an exercise price less than the price of our ADS paid by our holders, such holders of our ADSs will experience immediate economic dilution upon the exercise of such warrants.
If we issue additional equity securities, whether pursuant to the warrants issued to Airbnb, the PSP or for any other reason, you will experience additional dilution and our earnings per share will be reduced. In addition, any sales in the public market of any common shares issuable upon the exercise of a warrant could adversely affect the market price of our equity shares or ADS.
Our future earnings could be adversely impacted by any warrants that may be granted to Airbnb.
It is possible that any warrants that may be issued to Airbnb will be presented as a liability in our audited consolidated balance sheet and be subject to fair value measurement adjustments during the periods that it is outstanding. Accordingly, in such a case, future fluctuations in the fair value of the warrant could adversely impact our results of operations.
The depositary for the ADSs gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.
The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.
As a holder of ADSs, you are only able to exercise the voting rights with respect to the underlying ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the underlying ordinary shares represented by your ADSs from the depositary and become a registered holder of such ordinary shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary prior notice of shareholder meetings as far in advance of the meeting date as practicable. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying ordinary shares represented by your ADSs are not voted as you requested.
You may be subject to limitations on the transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
Our memorandum and articles of association provide that the United States District Court for the Southern District of New York is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

Because we do not expect to pay cash dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.
Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.
You may experience dilution of your holdings due to an inability to participate in rights offerings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.
Although we have paid dividends in the past, our ability to pay dividends in the future depends on many factors and we cannot guarantee you that we will continue to pay dividends in the future.
Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to the Cayman Islands laws, no dividends may be paid except out of profits or share premium. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.
We cannot provide assurances regarding the amount or timing of any potential future dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in the ADSs to provide dividend income and if we do not pay dividends, capital appreciation, if any, of our ordinary shares will be a shareholder’s sole source of gain for the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”
As a foreign private issuer and “controlled company” within the meaning of the NYSE rules, we are permitted to, and we rely on and intend to continue to rely on exemptions from certain corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.
The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members, a minimum of three members on our audit committee, and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer under the securities laws of the United States and “controlled company” within the meaning of the NYSE corporate governance standards, we are permitted to rely on exemptions from certain NYSE corporate governance practices.

A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we follow our home country practice with respect to the composition of our board of directors and we do not expect a majority of our directors to be independent. The Companies Act (As Revised) of the Cayman Islands and our memorandum and articles of association do not require a majority of our directors to be independent. As such, unlike the position if we were required to comply with the requirements of the NYSE, we do not need to maintain a board comprising a majority of independent directors. As a result, non-independent directors, may, among other things, resolve governance issues regarding our Company.
As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our audit committee is not required to have a minimum of three members, and neither our compensation committee nor our nominating and corporate governance committee is required to be comprised entirely of independent directors. Therefore, our board of directors’ approach to governance is different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards.
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our Founder, Executive Chairman and Chief Executive Officer, controls a majority of the voting power of our issued and outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.
Accordingly, in the future you may not have the same protections afforded to holders of securities of companies that are subject to all of the requirements under United States federal securities laws and the NYSE corporate governance standards.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
As a public company, our management has additional obligations that require their attention and we incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also incur and will continue to incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
If, in the future, we are deemed not to be an emerging growth company, then under Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting. To achieve compliance with Section 404 within the prescribed period, we would become engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we would need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite any future efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we were to identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with certain reporting requirements of the Exchange Act applicable to US domestic issuers, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events;

•	Regulation FD, which regulates selective disclosure of material information by issuers; and

•	certain more stringent executive compensation disclosure rules.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.
In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and

•
to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, we have taken advantage of reduced reporting requirements in this annual report. Accordingly, the information contained herein may be different than the information you receive from other public companies.
We cannot predict if investors will find the ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our share price may be more volatile.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the price of our ADSs and trading volume could decline.
The trading market for the ADSs will depend, in part, on the research reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our Company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for the ADSs would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the price per ADS would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the price per ADS and trading volume to decline.
We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject U.S. Holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.
For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or PFIC if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) and the expected market price of our ADSs, we do not expect to be a PFIC for 2021 or the foreseeable future.
However, while we believe we were not a PFIC for 2021 and do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for 2021 or future taxable years.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the Company.
Our history originates with the founding of Teledirect Pte Ltd, which is now known as TDCX (SG) Pte. Ltd., by our Executive Chairman and Chief Executive Officer, Laurent Junique in 1995 in Singapore.
In 1997, WPP Singapore Pte Ltd, part of the WPP plc group, a London public company which is a provider of communications and advertising services globally, invested in Teledirect Pte Ltd by acquiring 40% of its shares.
In 1999, Oasix Pte Ltd was incorporated as a private company limited by shares under the Companies Act, Chapter 50 of Singapore. On May 17, 2001, Oasix Pte Ltd changed its name to Agorae Pte Ltd. In September 2018, Agorae Pte Ltd acquired the 40% of issued share capital of Teledirect Pte Ltd held by WPP Singapore Pte Ltd. In January 2019, our Founder reduced his 60% equity interest in Teledirect Pte Ltd through a cancellation of his shares in Teledirect Pte Ltd and Teledirect Pte Ltd became a wholly-owned subsidiary of Agorae Pte Ltd. On December 3, 2019, Agorae Pte Ltd changed its name to TDCX Holdings Pte. Ltd. On December 4, 2019, Teledirect Pte Ltd changed its name to TDCX (SG) Pte. Ltd.
On April 16, 2020, TDCX was incorporated as an exempted company in the Cayman Islands to acquire our Founder’s shareholder’s interest in TDCX KY, which it did on March 23, 2021 through a series of transactions contemporaneous with the drawdown of the Credit Suisse Facility. TDCX KY had previously acted as the holding company for our subsidiaries.
We operate our business through a number of direct and indirect subsidiaries. As of December 31, 2021, we have subsidiaries in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia, South Korea and Romania.

On September 30, 2021, ADSs representing our Class A ordinary shares commenced trading on the New York Stock Exchange under the symbol “TDCX.” We raised approximately US$324.1 million in net proceeds from the issuance of new shares from our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In October 2021, the underwriters exercised their over-allotment option in full and we raised approximately US$48.6 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.
Our registered office is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is located at 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004. Our telephone number at this location is (65) 6309-1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this annual report.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

B.	Business overview.
Our Mission
Our mission is to assist our partners and our people achieve higher success through innovative and high-performance solutions.
Overview
We are a Singapore-headquartered, high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our expertise and strong footprint in Asia has made us a trusted partner for clients looking to tap the region’s growth potential. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2021, our revenue, profit for the year and Adjusted EBITDA have grown at a CAGR of 45.2%, 39.7% and 49.5%, respectively. In the years ended December 31, 2019, 2020 and 2021, we recorded revenue of S$330.3 million, S$434.7 million and S$555.2 (US$410.7 million), profit for the year of S$73.5 million, S$86.1 million and S$103.8 million (US$76.8 million) and Adjusted EBITDA of S$108.1 million, S$142.9 million and S$185.0 million (US$136.9 million), respectively. For the same periods, we recorded net profit margins of 22.2%, 19.8% and 18.7%, respectively, and Adjusted EBITDA margins of 32.7%, 32.9% and 33.3%, respectively.
We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.
We have an international footprint. As of December 31, 2021, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 14,706 employees as of December 31, 2021, who are located in offices in 11 geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia, Romania and South Korea.
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.

Key Financial and Operational Metrics
The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2021	2020	2019
Revenue (S$ thousands)	555,198	434,723	330,265
Profit for the year (S$ thousands)	103,842	86,094	73,536
EBITDA (S$ thousands) (1)	179,802	142,926	108,087
Adjusted EBITDA (S$ thousands) (1)	185,006	142,926	108,087
Net profit margin (%)	18.7	19.8	22.2
EBITDA margin (%) (1)	32.4	32.9	32.7
Adjusted EBITDA margin (%) (1)	33.3	32.9	32.7
Number of clients (2)	52	38	38
Debt (bank loans) (S$ thousands)	16,810	40,306	34,421

Notes:
(1)
“EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See “—Non-IFRS Financial Measures” for information regarding the limitations of using such non-IFRS financial measures.

(2)	The number of clients is calculated as of December 31 of the years indicated.
The following table presents a reconciliation of EBITDA and Adjusted EBITDA to profit for the year and EBITDA margin and Adjusted EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2021			2020		2019
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)
	(in thousands, except percentages)
Revenue	410,741	555,198	—	434,723	—	330,265	—
Profit for the year and net profit margin	76,823	103,842	18.7	86,094	19.8	73,536	22.2
Adjustments:
Depreciation expense	29,484	39,853	7.2	33,065	7.6	24,599	7.4
Income tax expenses	20,889	28,237	5.1	21,303	4.9	7,524	2.3
Interest expense	6,225	8,414	1.5	3,058	0.7	2,893	0.9
Interest income	(402)	(544)	(0.1)	(594)	(0.1)	(465)	(0.1)

EBITDA and EBITDA margin	133,019	179,802	32.4	142,926	32.9	108,087	32.7
Adjustment:
Equity-settled share-based payment expense	3,850	5,204	0.9	—	—	—	—
Adjusted EBITDA and Adjusted EBITDA margin	136,869	185,006	33.3	142,926	32.9	108,087	32.7

For further information on our key financial and operating metrics, see “Item 5. Operating and Financial Review and Prospects— Key Financial and Operational Metrics.”
Our Services and Solutions
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also provide other services for clients, such as providing workspace at our offices in connection with existing campaigns and providing human resource and administration services to clients.

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2021			2020		2019
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	256,404	346,582	62.4	283,427	65.2	217,349	65.8
Sales and digital marketing	84,870	114,718	20.7	66,235	15.3	46,839	14.2
Content monitoring and moderation	63,543	85,890	15.5	80,170	18.4	61,526	18.6
Other service fees (1)	5,924	8,008	1.4	4,891	1.1	4,551	1.4

Revenue	410,741	555,198	100.0	434,723	100.0	330,265	100.0

Note:
(1)	Revenues from other service fees include revenues classified in our Consolidated Financial Statements as workspace, payroll outsourcing and other services.
Since 2012, when we secured our first new economy client, new economy clients have grown to contribute up to 82.5%, 87.8% and 93.1% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. Our top five clients for each of 2019, 2020 and 2021, on a consolidated basis, accounted for a total of 88.9%, 83.8% and 84.4% of our total revenues in the years ended December 31, 2019, 2020 and 2021, respectively.
We have an international footprint. As of December 31, 2021, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 14,706 employees as of December 31, 2021, who are located in offices in 11 geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia, Romania and South Korea (see “—Employees and Culture—Employees by Position and Geographic Location of Office Providing Services”). For more information on our revenues by geographic segment, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Certain Income Statements Line Items—Revenue—Geographic Segment.” Our business is not subject to any material fluctuations in our revenue and operating results due to seasonality.
Omnichannel CX solutions
We help our clients manage their relationships by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, namely: (1) travel and hospitality, (2) digital advertising and media, (3) fast-moving consumer goods, (4) technology, (5) financial services, (6) fintech, (7) government and non-governmental organizations, (8) gaming, (9) e-commerce and (10) education. We offer omnichannel CX solutions to customers located in offices in 13 cities in 11 geographies across Asia, Europe and Latin America. We provide information about our clients and their products and services to their customers and cover the entire customer life cycle. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels. Our customized services further integrate us into the strategic objectives of our clients, often leading to closer, more resilient client relationships. In addition to our highly tailored services for complex interactions, we are also able to provide omnichannel CX solutions such as end-user support and troubleshooting for software and consumer electronic devices and sales and digital marketing campaigns. Our key clients for these services include Airbnb, a leading international airline, a global payments platform provider and a multinational food and beverage company.
Sales and Digital Marketing Services
Our sales and digital marketing services help our clients market their products and services to their potential customers in both the B2C and the B2B markets. In the B2B market, we primarily help our digital advertising platform clients attract more advertisers and grow their Internet and social media advertising businesses. For example, we have been engaged by these advertising platforms to help small-and medium-sized businesses develop online advertising campaigns on our client’s platforms. We do this by helping these enterprises optimize their advertising campaign key words and target demographics to make their advertisements more effective. This increased effectiveness translates to more business for our clients as their customers experience greater return on their advertising investments and become more likely to continue or expand advertising purchases. In the B2C market, we have sales and direct-marketing capabilities to support customer campaigns. Our sales and digital marketing services are supported by a suite of data analytical capabilities that provide business insights through user-friendly data visualizations. Our key clients for these services include Meta and a leading search engine company.

Content Monitoring and Moderation Services
We commenced our first campaign for content monitoring and moderation services in 2018 and since then have rapidly expanded this service offering. Our content monitoring and moderation services create a safe and secure online environment for social media platforms by providing human interaction to content moderation services. Effective content moderation requires excellent command and understanding of the specific language involved, as well as a good understanding of the regional and local political and social context of social media exchanges, which are fluid and constantly evolving. This makes it difficult for our clients to rely solely on technical solutions, which is why our skilled agents are paramount. Our clients expect our campaigns to be staffed with highly skilled and trained personnel who have specific experience in the geographies and market knowledge of the countries we monitor. Our teams review social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Our content moderation teams are immersed in a positive work culture and have a supportive environment focused on their health, wellbeing and resiliency, including having access to dedicated mental wellness professionals who are located onsite in our offices. This helps ensure a higher level of employee engagement and lower levels of attrition as we remain focused on ensuring the wellbeing of our employees. It also creates excellent outcomes for our clients.
In late 2021, we also commenced providing data labeling services to our clients. We categorize and label content on our client’s platforms to train and improve machine learning while also refining algorithms and predictive models. Our client then uses this information to enhance the user experience for the end users of the platform and utilize key insights on user behavior and evaluation of models for further product improvements and development.
Other services
We provide additional services that we typically offer to select existing clients in support of existing engagements that these clients have with us. These services include providing workspace at our offices in connection with existing campaigns.
Operations
We are capable of providing our services on a 24/7 basis from our offices in 13 cities. We provide services in more than 20 languages, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese and have capabilities in Asian “unicorn” languages such as Bhutanese, Dhivehi and Sinhalese. Some of our campaigns are served out of multiple offices. Our engagements are organized by campaign, with each campaign being serviced by a dedicated team. All of our newly employed agents go through an initial training process, as well as campaign-specific training. The total training period can last up to three months in some cases. We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and regional operations. As of December 31, 2021, we were engaged by 52 clients and on 132 active campaigns. Multiple teams can serve each client, as a single client may have multiple campaigns that are each organized around discrete work requirements and specifically organized and staffed with campaign-specific training to address the particular needs and specifications of the campaign. If and when a campaign is complete, our employees are assigned to a different campaign, including to different campaigns with the same client to utilize client-specific know-how.
As of December 31, 2021, we had campaign teams staffed by up to several hundred employees. Campaign teams are supported by campaign specific technologies, which are often provided by our clients (such as proprietary client-developed customer relationship management, or CRM, software or telephony systems), licensed or developed by us or our clients (see “—Information Technology and Management Information Systems”).
Our operating structure gives us the flexibility to quickly adapt to client requirements and changing circumstances. In the past, we have been successful at quickly ramping up new campaigns or expanding existing campaign teams on short timelines.
Data Analytics
As part of our value-added services for our customer service operations, we have a dedicated team of data analytics specialists who help monitor both our employee performance and our clients’ customer satisfaction metrics, such as customer satisfaction, net promoter score, average holding time, and first call resolution. As of December 31, 2021, we have a team of over 120 analytics personnel that support our global operations platform. We are focused on the use of data analytics to optimize our platform in order to meet our clients’ needs by allowing us to provide continuous access to key performance indicators of our clients and also to empower our resource allocation and identify areas that we can improve upon. Our regional business analytics team is a key part of our success as it supports the decision-making processes of our management team, human resources and finance functions, business development efforts and our business excellence optimization strategies. Finally, for certain of our campaigns, we include dedicated data analysts to support the campaign teams.

In order to ensure that the benefits of our data analytics platform are integrated into our services at the operator level, we encourage our employees to take various data analytics courses we have available. These courses include introduction to data analytics and key concepts as well as advanced classes for data analysis, including topics such as thinking processes, reporting and charting, and data analytics presentation to clients. The goal of these courses is to empower our employees by giving them a basic understanding of how data analytics is incorporated into our client solutions. We believe that these courses offered to our employees generally will help us offer solutions that integrate a robust data analytics offering for our clients with a workforce that understands and is empowered to incorporate data analytics into their daily work.
Finally, our data analytics is supported by our data warehousing infrastructure. Our Enterprise Data Warehouse, or TED, is a cloud-based data warehouse which we implemented instead of a traditional tiered, on-premises approach. TED allows us to scale our data warehousing capability to match the pace and scale of growth of our digital client base. TED serves as the ultimate repository for our business data. TED is hosted by a leading cloud storage provider and enables us to provide actionable insights to our clients who need us to guide them on the changes happening at the frontline of their businesses with their clients.
Communication Channels
Our services are delivered through our reliable and scalable technology-enabled, omnichannel platform. Our omnichannel approach integrates direct customer contact through digital channels, allowing us to engage with the customer through multiple channels of interaction. We cover traditional channels such as voice-only telephone communications, fax and email communications. As our clients’ customers increasingly transition towards digital communication and integrated internet-of-things networks, we have evolved and invested in our capabilities to adapt to emerging technologies, such as through online text chat, video-chat, SMS messages and social media. We are selectively rolling out our chat-bot capabilities, based on technologies licensed from third parties, to allow natural language processing and artificial intelligence supported interactions. We are constantly evaluating new communication technologies, such as internet-of-things related capabilities, with the aim of integrating these channels into our platform. See “—Innovation and Development.” We view our history through the types of customer interactions we have had and believe that we are now in a digital transformation phase, which began in 2012.
Each of our channels is available simultaneously and integrated with our other services, so customers using different forms of communication can be treated similarly and in an efficient manner. This omnichannel approach can be used in combination with any service or solution in our portfolio.
Our Offices
We operate from offices in 13 cities in 11 geographies (Singapore, Malaysia, Thailand, Philippines, China, Japan, Spain, India, Colombia, Romania and South Korea) which (i) allow us to respond to market demand and growth opportunities in domestic, regional and global markets across Southeast Asia and the Global English end-markets (which includes North America, the United Kingdom, Ireland, Australia and New Zealand), China, Japan and Europe; (ii) provides us with access to diverse talent pools; (iii) equips us with multi-lingual capabilities; and (iv) enables us to leverage time zones to provide 24/7 service. A country director leads the operations in each country in which we operate and is responsible for operations and maintaining client relationships within that country.
Our offices are located in accessible and appealing locations which are designed to provide our employees with an enjoyable and productive work experience. Designed to be modern, collaborative and inspiring, our offices have a number of dedicated spaces where our employees can interact and re-energize during the work day, including reading rooms, themed meeting areas and entertainment areas such as music and games rooms. Our culture is key to our ability to attract and retain a motivated and talented workforce and our offices are specially designed to support our culture and employees. Unless otherwise stated, each office represents our entire operations in a given country, but may be spread across multiple premises.

•
Singapore—Our headquarters in Singapore was opened in 1995 upon our founding as Teledirect Pte Ltd. As of December 31, 2021, the office was staffed by 1,454 employees. Our Singapore office services large multinational corporations which have their regional headquarters in Singapore, and certain Singapore government agencies. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Singapore office.

•
Philippines—We opened our Manila office in 2014 and our Cebu office in 2019. As of December 31, 2021, the office was staffed by 5,750 employees. Our offices in Manila and Cebu leverage a talented employee pool of proficient English speakers to service Global English end-markets, including North America, United Kingdom, Ireland, Australia and New Zealand. We provide omnichannel CX solutions and sales and digital marketing services from our offices in the Philippines.

•
Malaysia—We opened our Kuala Lumpur office in 2001. As of December 31, 2021, the office was staffed by 4,201 employees. Our Kuala Lumpur office services Southeast Asian and North Asian customers in a variety of regional languages. We provide omnichannel CX solutions and sales and digital marketing services from our Malaysia office.

•
Thailand—We opened our Bangkok office in 2005. As of December 31, 2021, the office was staffed by 2,363 employees. Our Bangkok office serves as our hub in the Indochina region and we support our clients’ operations that require native speakers from emerging markets such as Vietnam, Cambodia and Laos, in addition to Thailand. We provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Thailand office.

•
China—We opened our Beijing office in 2017 and our Shanghai office in 2020. As of December 31, 2021, these offices were staffed by 390 employees. Our offices in Beijing and Shanghai primarily supports Mandarin language campaigns for international clients with operations in China. We provide omnichannel CX solutions and sales and digital marketing services from our China offices.

•
Japan—We opened our Yokohama office in 2019. As of December 31, 2021, the office was staffed by 359 employees. The office primarily supports Japanese-language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Japan office.

•
Spain—We opened our office in Barcelona in 2018. As of December 31, 2021, the office was staffed by 108 employees. This was our first office outside of Asia and the first in Europe. Our office in Barcelona will act as our hub for expansion in Europe. We provide sales and digital marketing services from our Spain office.

•
India—We opened our office in Hyderabad in 2020. As of December 31, 2021, the office was staffed by 34 employees. The Hyderabad office serves as our hub for expansion in India and service Global English end-markets. We also expect that our Hyderabad office will be able to serve as a digital hub that will allow us to grow our technology capabilities throughout our Company. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our India office.

•
Colombia—We opened our office in Bogota in 2020. As of December 31, 2021, the office was staffed by 32 employees. We entered into our first MSA to provide services from our Bogota office in July 2021. This is our first office in Latin America and will act as our hub for expansion in Latin America, as well as into North America, as requested by our clients. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Colombia office.

•
Romania—We opened our first Eastern European office in Bucharest in 2021. As of December 31, 2021, the office was staffed by three employees. This office will serve as a complementary offering to our already established European office in Barcelona to provide our clients with alternative and complementary lower cost options for less complex or non-native language campaigns. We intend to provide omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services from our Romania office.

•
South Korea—We opened our office in Seoul in 2021. As of December 31, 2021, the office was staffed by 12 employees. This office will help us expand our capability for services to global clients as well as new economy clients. We provide omnichannel CX solutions and sales and digital marketing services from our South Korea office.

COVID-19 Risk Mitigation and Continuity of Operations
In response to the COVID-19 pandemic, we have implemented a number of procedures and strategies with the support of our clients. We established an internal COVID-19 task force, which is overseen by our Internal Audit Director. The task force includes representatives from each country in which we have operations as well as each function from our corporate team (such as human resources) and conducts regular telephonic or video meetings to discuss developments in each country’s operations and best practices that are being undertaken by each country to ensure employee safety and continuity of our operations. Our management works closely with our COVID-19 task force to ensure synchronization of the task force and operations throughout our Company organization more broadly. Along with the organizational measures we have taken with respect to our COVID-19 task force, we have also increased the cleaning frequency of our premises and order (as needed) items such as face masks and hand sanitizer for our offices. Finally, in the jurisdictions in which we operate, we have also identified and coordinated with vendors for deep sanitization services in the event any of our employees has been at our premises and contracted the COVID-19 virus. For further information regarding risks related to COVID-19, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Effects of the novel coronavirus (COVID-19) as well as any other health pandemics on our and our clients’ business and operations could adversely affect our financial results.”

Employee Safety
The primary focus of our management and COVID-19 task force throughout the COVID-19 pandemic is employee safety. We regularly update our health and safety procedures to comply with local health and safety requirements as they develop. We send regular email updates regarding the pandemic and travel advisories and other measures a relevant jurisdiction may put into place to ensure our employees remain safe throughout the COVID-19 pandemic. With the support of our clients, we have also incorporated work from home policies in all of the jurisdictions in which we operate, subject to our client agreement on a campaign-by-campaign basis. In each of the jurisdictions in which we operate, we have complied with the local regulatory requirements and guidance with respect to maintaining only essential workforce in the office. As of December 31, 2021, approximately 80% of our employees worked at home in accordance with our work from home policies.
Continuity of Operations
We continue to work with our clients to ensure continuity of our operations and minimize any disruption of our services throughout the period of the pandemic. Many of our clients, including some of our largest clients, have asked us to initiate our business continuity plans under our agreements. These plans may include splitting up our teams on specific campaigns among multiple locations within a given jurisdiction, having a certain percentage of employees staffed on a given campaign work from home or having all employees on such campaign work from home, depending on the client and/or agreement. We are fully supportive of work from home programs and have issued the necessary equipment to our employees that work from home in order to support their productivity. We also work with our employees to ensure that they have an adequate working environment to remain productive by consulting with them on conditions appropriate for a “home office”. Working from home guidelines have been provided to our employees to ensure compliance with the required standards for service delivery under our agreements with our clients. We anticipate that the implementation of a continuity of operations plan which includes certain work from home policies may remain in place after the COVID-19 pandemic as part of our continuity of operations procedures generally.
Sales and Marketing
We market our services primarily through our business development team. Our business development team, which is led by our Philippines country director, has coverage teams for each of the Asia Pacific, North American and European regions. Once opportunities are discovered by the business development team, a dedicated pitch team works with our operating personnel, including our CEO and country directors, to develop proposals and pursue these opportunities. Relationships with existing clients are managed by our relationship managers, who are often the country directors at the locations where our client campaigns are focused and who are in charge of day-to-day operations on client campaigns. Our client relationship professionals collaborate with our operations teams, regional business analytics team and country directors to develop client-focused solutions that we pitch to our clients. Since the operations teams have day-to-day interactions with our clients, they provide valuable insight to our clients’ needs and issues. This allows us to incorporate client feedback quickly into our business development efforts and to tailor our proposals to known client needs.
While our business development team works to generate new leads and new clients, we believe that our growth has primarily been through a “network effect” based on our strong client relationships, client-centric focus and the desirable outcomes we have produced in campaigns for our clients. Our client relationships typically evolve from single, discrete campaigns into multiple and more complex campaigns across multiple client business lines or across new geographies. We focus our business development efforts on clients who require complex, high-value work where we believe we can provide significant value to our client’s operations. We also focus on providing a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses and grow our share of our client’s wallet. This also provides us with higher profit margins. We believe that expanding the services we provide to existing clients helps meet this goal because we have already firmly established our competencies and a basis of trust with our clients.
The process for developing a new client or securing a new campaign typically begins with a formal request-for-proposal or a less formal request by a client to consider an issue they are facing. We also propose new campaigns based on client needs that our operating teams uncover. The business development team works with the operating teams to define the scope, services, assumptions and execution strategies for a proposed campaign and to develop campaign estimates and pricing and sales proposals. Senior management personnel typically are involved in the development of each proposal. The sales cycle varies depending on the type and size of service required and generally ranges from six months to over a year.
Contracts and Pricing Model
Our contracts are typically structured as a master service agreement that embodies the key terms of our engagement with our clients. Many of our clients have their own standard master service agreement, or MSA, templates they use with their service providers but we have a MSA template that caters to clients who do not have their own templates.

Each client’s campaign is defined under a SOW, which sets out the services to be provided for each client campaign (including price, FTEs deployed, service level agreement and technical specifications). A SOW may also contain clauses that supersede the terms of the MSA as necessary for each campaign. This structure allows us to quickly define and implement new client campaigns as they come up without protracted legal discussions, which have been undertaken upfront in the MSA.
Our MSA contract terms typically range from one to three years, with new economy clients typically preferring one-year renewable contract terms. Our contracts also generally provide our clients a right to terminate any engagement at any time for convenience, subject in some cases to prior written notice. Typically, there are no amounts payable upon early termination. As we become more familiar of our clients’ businesses, we take advantage of opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn builds our clients’ confidence in us and encourages them to continue using our services.
Our contracts typically specify service levels that we must provide, as reflected by target key performance indicators selected by our clients according to their internal policies or requirements. Some examples of key performance indicators used by our clients are customer satisfaction and turnaround time. In the last five years, we have generally met our KPI requirements in most campaigns and none of our clients has terminated their respective agreement on the basis of consistent underperformance of KPIs.
Over the years, our pricing model has been modified, in part, based on industry trends and feedback we have received from our clients. Our current model includes a fixed rate per FTE and a variable price component that is based on meeting certain KPIs assessed periodically. Our pricing models for any given arrangement often include a fully priced rate per FTE or productive hour, subject to potential increases or deductions based on KPIs.
Clients
As of December 31, 2021, we were engaged by 52 clients, many of which are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We have clients in a wide variety of industries which we organize under our ten industry verticals, including: (1) travel and hospitality, (2) digital advertising and media, and (3) fast-moving consumer goods. Our client base includes both long-standing marquee clients, as well as an expanding client base of new economy clients. Since 2012, when we acquired our first new economy client, new economy clients grew to contribute up to 82.5%, 87.8% and 93.1% of our total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our largest clients account for a significant portion of our revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.”
We have intentionally created an inclusive and diverse workplace culture that is compatible with that of our clients, and in particular, our new economy clients. We strive to assimilate into the local culture of the markets we serve and also create cultural alignment with our clients, which emphasizes a sustainable and collaborative approach to business and our five core values of (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust. See “—Employees and Culture.” We believe that this cultural compatibility is often a key reason for our clients selecting us as a services provider. For example, in our first project serving customers in China, our U.S.-based client emphasized that our cultural alignment was a factor in us being selected over other service providers with strong China-focused capabilities.
We believe that the services we provide to our clients are often mission-critical to their businesses. As a result, our clients often deeply integrate us into their customer service offerings. For a discussion of our revenue by geographic segment see “—Our Services and Solutions.”
As part of the process for acquiring a new client, potential clients audit our business. After being awarded any new campaign, our clients will also periodically follow up with compliance audits, including audits conducted by third parties. We also have regular informal feedback from our clients on an ongoing basis. While the specific audit process varies from client to client, each client will typically conduct both a process and execution audit annually. Process audits typically cover a variety of areas, including cost management and invoicing accuracy; operational management including regular updates, clear roles and responsibilities; and information security management. Execution audits are mainly based on quantitative measure such as service-level and first-call resolution to evaluate customer care efficiency, operation efficiency and customer feedback.

Innovation and Development
We consider the innovation and development of new products and services to be an important part of our ability to provide high-value services to our clients. We conduct all of our innovation and development activities in-house through a dedicated digital innovation team, Digital Lab, located in Malaysia and India. As of December 31, 2021, our Digital Lab team included approximately 39 employees and focused on six areas, namely design, content generation, digital marketing, social media, tech, research and development. The development team focuses on building tools using artificial intelligence and machine learning to augment the delivery of the desired customer experience. We have received numerous awards relating to our research and development efforts. See “—Awards and Recognition.”
In the last few years, we have developed a number of innovative tools that enhance our service offerings, such as the TDCX mobile dashboard app, the Flash Hire platform, AI-enhanced chat-bots and remote video support. We also enhanced productivity with robotic process automation and our enterprise data warehouse and we have also developed a remote monitoring application for security and fraud detection, which is in currently in prototype form. For more information on these tools, see “—Information Technology and Management Information Systems.”
Competition
Our core competitors are other digital customer experience providers as well as our clients’ own internal capabilities to perform some or all of the services that we provide. Fast-growing new economy clients tend not to have significant in-house capabilities equivalent to the services that we offer as a specialist and instead rely on one or more outsourced digital customer experience providers. We typically are not an exclusive service provider for our new economy clients as they prefer to engage more than one provider in each customer region to reduce their provider concentration risk. A key consideration for these new economy clients in choosing a digital customer experience vendor has been the speed and flexibility of such vendor in scaling with, and responding to changes in, the client’s business.
In the area of omnichannel CX solutions, we compete primarily against traditional customer experience service providers, boutique customer experience service providers, and, to a lesser extent, pure-play outsourcing service providers.
See “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”
Our competitive advantage is that we are an internationally integrated, human-capital-centric provider of digital customer experience solutions, to our clients with a specific expertise in providing tailored solutions and managing complex new economy interactions.
We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those in the countries we operate. A significant part of our competitive advantage is our ability to attract, train, and retain talented personnel. In addition, relative to competitors in the United States and Europe, as a service provider primarily located Southeast Asia, we have a wage cost advantage.
All comments in this annual report with respect to our competitors are based on information available in the public domain. We have no access to, nor do we seek, our competitors’ commercially sensitive information.
Employees and Culture
We view our employees and our distinctive corporate culture as key enablers to our success. They form the core strengths of our business model and are strategic pillars to our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex new economy interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ businesses. Our commitment to the growth and well-being of our employees is important to our success and we monitor employee satisfaction to evaluate our performance in supporting employees. In the internal engagement surveys we conducted in July 2020 and 2021, we received employee satisfaction scores of 87% and 89%, respectively. We believe that our distinctive culture is incorporated within all relationships and processes in our organization and fits within our values and goals.

Our culture is defined by five core values: (i) teamwork, (ii) innovation, (iii) courage, (iv) initiative and (v) trust, as illustrated below:

We recognize that our success in delivering complex and high-value services to our clients has come from our ability to identify, recruit, train and retain a highly motivated workforce. A highly trained and skilled workforce enables us to provide higher quality and higher margin services and solutions to our clients. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles across five areas that reinforce and exemplify our core values: (i) Talent Attraction and Selection, (ii) Retention, Employee Experiences and Total Rewards, (iii) Learning and Development, (iv) Compliance and Control and (v) Performance.
Talent Attraction and Selection
With our scalable business platform and fast response time for the implementation of new client campaigns, we focus on both our ability to hire the right candidate who fits our criteria and to staff a campaign quickly.
We employ an iterative hiring process that consists of multiple screening processes, including online assessments and behavioral interview techniques, to select employees who will be successful at our Company. We also focus on hiring a mix of native language speaking employees and international expatriates to meet our clients’ needs. To ensure that candidates are assessed fairly and that all panel interviewers, such as our clients, come to a consensus on the hiring decision, we use online interview platforms to conduct recorded video interviews. This includes our proprietary digital hiring system, Flash Hire. Flash Hire leverages AI to automate routine administrative tasks from the recruitment process and shortens our hiring time by more than half. The system also incorporates predictive analytics that learns about the characteristics of our best performers and applies those insights in our recruitment process. By end of 2021, Flash Hire utilization was 80%.
We primarily recruit our employees through advertising on job boards and employee referrals. We focus on the latter which we have found helps in identifying candidates who would fit into our Company culture and assimilate into the team more easily. We also use external recruitment agencies to help us hire employees when entering new markets and when there is a need scale up our hiring for new projects quickly.
Retention, Employee Experiences and Total Rewards
Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a one-day induction program, conducted by our team of engagement champions. Our induction program is also available online for new employees working from home. The program introduces new hires to our Company’s history, mission, vision and values and promotes the formation of friendships among the new hires. This, in turn, helps to increase employee experiences and retention.

We monitor employee engagement through weekly surveys that are conducted through our Flash Pulse platform, a practice that was started in 2020. We asked five matrix questions each week, making it easy to complete which resulted in a higher participation rate as compared with previous more comprehensive bi-annual surveys. The insights from the surveys enable our management to understand and to address concerns of our employees quickly. The increased frequency and the broad range of topics covered over time has provided us with more timely feedback and a comprehensive understanding of our workforce, thus enabling us to develop actionable plans to address any gaps.
We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content monitoring and moderation teams to help them deal with the particular stresses of content monitoring and moderation. We deployed digital employee assistance program and mental health digital coaching platform to our employees in 2021.
In 2021, we launched our Career Ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating country has a dedicated career coach, with whom employees can schedule 1-on-1 coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX.
We pay our employees on a fixed salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and food and refreshments at our physical offices.
In August 2021, we adopted the TDCX Performance Share Plan to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the company’s success. It is also to align the interests of employees, consultants, non-employee directors and executive directors with the interests of the shareholders of the Company.
Learning and Development
We believe that the opportunity for advancement is one of the key factors supporting our long-term employee retention. As of December 31, 2021, we have a team of 290 trainers that lead our new employee initiation programs, client-campaign-specific training programs and our internal development programs.
New employees undergo an initial training program of up to three months when they join us. This training program is designed to instill our corporate values and culture from day one. It also helps our new employees understand the work we do as well as how to undertake that work competently and in accordance with regulatory frameworks governing data privacy such as the General Data Protection Regulation (GDPR EU) and the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore. Campaign-specific training programs that provide staff with specific knowledge of our clients’ products, services, procedures and systems are developed in cooperation with our clients during project set-up. Throughout the life cycle of the campaign, our learning and development team continues to work with the client to refine and improve the programs to ensure that our services meet our client’s rigorous standards. Some campaign-specific-training programs involve up to an additional six months of training before an employee is fully integrated into a campaign team. Our employees’ customer knowledge is supported by our Knowledge Base Tool, or KB Tool, which is a digital product library and user portal that provides our employees quick and easy access to client-specific information they need to handle customer interactions. The KB Tool is regularly updated with information learned from our direct experience on client campaigns. We also use third-party tools such as LinkedIn Learning to connect and conduct general training sessions with our employees.
We also believe that personal and career developmental opportunities are important to the success of our business. Our commitment to having a highly skilled workforce and ability to compete on quality includes ensuring our employees throughout our Company have the necessary tools, skills and support to effectively do their job and build a career. Our internal surveys, which we conduct through our Flash Pulse platform and which are based on self-reported employee information, show that: 87% of our employees felt that they had opportunities to grow and learn; 87% of our employees received encouragement for their career development, 98% of our employees knew what is expected from them; and 96% of our employees strongly understand and aligned their work to the vision and mission of our Company.

As a growing organization, we recognize that our leadership pipeline is critical to our future success. Our employees have access to a wide range of classroom courses including functional skills, leadership skills and data analytics programs provided by our internal learning and development department to ensure that they are equipped to deliver complex and high-value services for our clients. We provide additional training on performance analytics and on-demand knowledge modules through our Flash Learn platform, which contains recorded presentations, quizzes and interactive modules on key skills such as compliance and security, self-management, inter-personal relations, leadership and business development. Many of our employees have received COPC CX Implementation Leader certifications offered by COPC, Inc., an industry leader in customer experience operations qualifications. Our Malaysian office has received an ISO 18295:2017 certification for customer contact center operations. We also have approximately 1,100 employees with Google Ads certifications as of December 31, 2021, which includes employees that have been certified pursuant to client requirements.
We utilize the GROW coaching method, which is a goal-oriented best practice for employee development and delivered through our Flash Coach application. GROW stands for (1) Goal, (2) Current Reality, (3) Options (or Obstacles) and (4) Will (or Way Forward). All of our managers and team leaders receive training in the use of the model and coaching sessions are documented and tracked using our in-house coaching tool. The GROW model is central to our approach to staff development.
Performance and Compliance
We depend on our ability to consistently perform to the highest standards. In addition, we are typically required to provide certain minimum thresholds of service quality under our client contracts. Our performance tracking is enhanced by our real-time data reporting and analysis, which helps us identify issues with individual and campaign level performance. Our team leaders conduct weekly evaluations with our team members based on our data analysis of key performance indicators.
The performance and compliance metrics that we track vary by client and campaign. Generally with respect to our omnichannel CX solutions, we track metrics over five key areas: quality, accessibility, efficiency, cost performance and strategic impact.
Quality metrics measure subjective quality of the services we provide from the point of view of the customer. Some examples include customer satisfaction scores, which rate customer happiness with a given interaction, first contact resolution, which measures whether or not a problem was resolved in the customer’s first interaction with us, customer effort scores, which measures the ease in which the customer was able to obtain answers from us, and net promoter scores, which rates the likelihood that a customer would recommend our service to others.
Accessibility scores measure how easy it is for customers to reach us. These scores are typically objective, and include service-level scores, which measure the number of calls answered within a certain number of seconds (i.e., 80% of all calls answered in 20 seconds (or approximately three telephone rings)), abandoned call rate, which is the number of callers who hang up the phone before the call is answered, and turnaround time, which measures the speed in which we complete a ticket or close an issue logged by a customer.
Efficiency metrics measure resource wastage and redundancy, and include metrics such as forecast accuracy, which measures how actual call and interaction load compare to the forecasted load, and average handling time, which measures how long it takes on average to resolve a customer interaction.
Cost performance metrics measure the cost per interaction, which can be lowered by increasing operational efficiency.
Strategic impact metrics measure the ability of our operations to deliver sustainable performance, and include items such as employee engagement scores and employee attrition.
We also track many campaign-specific metrics. For example, for sales calls, we track our contact rates (the percentage of people in our target list we were able to reach) and our conversion rate (the percentage of contacted persons who chose to buy the product being sold). With respect to technical support campaigns, we track items such as the technical service resolution rate (the percentage of problems we resolved remotely) and the no parts used rate (the percentage of onsite service requisitions which were unnecessary since they did not require any replacement of parts).

Employees by Geographic Location of Office Providing Services
The following table sets out the number of our total employees by the geographic location of the office providing services or conducting operations.

	As of December 31,
	2021	2020	2019
Singapore	1,454	1,278	1,099
Philippines	5,750	4,692	3,542
Malaysia	4,201	3,102	2,552
Thailand	2,363	1,633	1,180
China	390	284	580
Japan	359	295	233
Spain	108	59	28
India	34	—	—
Colombia	32	8	—
Romania	3	—	—
South Korea	12	—	—

Total	14,706	11,351	9,214

The delivery center location out of which the Company provides services (and from where our employees and agents provide services) does not correlate consistently to the location of the customers of the Company’s clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which the Company provides services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of the Company’s clients may access the Company’s services from various geographies and not just the location of their residence.
We hire primarily permanent employees for our campaigns, though we may hire temporary employees on fixed-term contracts. We do not match employee contract durations to campaign duration and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.
As of the date of this annual report, our workforce in Spain was under the Spanish telemarketing industry’s collective bargaining agreement.
Information Technology and Management Information Systems
The technologies we utilize in the delivery of our services are a mix of licensed software, proprietary, in-house developed software, and software provided by our clients. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients in line with their business requirements. Our information technology team includes experts on technology project management, infrastructure management, information security and operational service delivery, thereby permitting us to adapt our infrastructure services to our clients through various phases of our clients’ engagements.
Flash
Flash is our in-house 360-degree human capital and experience management suite. Flash brings together a whole gamut of platforms to drive efficiency within our key human resources functions and processes. These include workforce management, recruitment, performance management, learning and development, employee engagement, rewards and recognition, chatbot, claim and payroll.

Flash Hire, is our flagship application within the Flash suite. Flash Hire is a highly customizable remote, video-based recruitment platform which we use to record video assessments, provide written assessments and conduct live interviews. The system provides a question bank and customizable assessments which are tailor-made for each client’s operating environment. The system auto-learns from the success profiles of our best performers to improve our hiring process. Flash Hire allows us to video-record interviews for the benefit of our clients, asking behavioral questions based on job expectations and clients’ inputs. This allows us to interview candidates in local time zones yet enables clients to view these interviews at any preferred time in their own time zone. This allows our clients to provide input on the employees that will be staffed on their campaigns and creates trust with our clients since they get to participate in the hiring process and ensure that we are calibrated and hire personnel not only with the relevant skills and knowledge, but who also fit within our culture. In particular, the system allows us to recruit expatriate candidates more efficiently, since it allows us to interview candidates across jurisdictions quickly and effectively and track and monitor the overall recruitment process.
The system also digitized our recruitment process and helped to reduce the amount of administrative work involved in recruiting by providing commenting and other collaboration procedures to allow the recruitment team to evaluate candidates. The system supports data analytics, as well as automated our end to end recruiting process, including requisition, job applications, interview scheduling, interviews, offer development, documents submission, candidate onboarding capabilities and online contract signing. Overall, we believe that the system reduces the amount of time it takes to recruit a new hire by up to half.
Since implementing Flash Hire into our workflows, we have used it to evaluate over 88,000 candidates as of December 31, 2021. As an internally developed product, it has also enabled significant cost savings compared to external products, which have many of the same functions, but charge on a per-interview basis. For us, Flash Hire is scalable at minimal additional cost.
We developed a predictive model that evaluates the resume and personality traits of our candidates using a competency value framework to determine if they are suitable for the job based on the ideal high performer profile. The model in Flash Hire will be able to support our recruiters’ hiring decision based on the system’s recommendation. The model will match the candidate’s profile to the ideal high performer profile based on each job family such as customer service, sales roles or content moderator role. This model will be able to provide a fit dashboard and behavioral pointers of high-risk candidates to assist recruiters in their hiring decisions.
We are excited about Flash Hire as the next stage of development sees the enablement of speech analytics and voice recognition for authentication and emotional overlaying on spoken response. We believe that coupling speech analytics and emotional analytics with facial recognition and options for work at home agents will bring Flash Hire to the forefront of technological innovation in selection and hiring.
Our Flash suite of applications also includes the following:

•
Flash Coach is a platform that our leaders use to document and monitor coaching sessions with their teams. The large amounts of data captured are processed using AI so we can clearly and systematically determine developmental priorities.

•
Flash Learn complements our innovative hiring and coaching programs with a detailed online learning and training program. Our adaptive approach allows us to easily share knowledge across multiple geographies, whether we are working from the office or remotely.

•
Flash Game is our new staff engagement platform being piloted in several countries. This mobile application supports engagement activities amongst our staff remotely in the form of simple games and quizzes.

•
Flash Pulse is another new engagement platform being piloted in several countries. The conventional employee satisfaction surveys are conducted annually. As a result, employers may not always be able to respond to and address issues and concerns in a timely manner. With Flash Pulse, we now conduct weekly pulse checks with very short surveys, typically two to three questions allowing us to get regular insights into the sentiments of our employees in real time.

•
Flash Home is our human resources information system that covers workforce management, performance management, employee communication, knowledge base management, and reporting. This platform enables complete employee and manager self-service for managing the personal and job profile information of our workforce. In addition, our career ambassador platform under Flash Home provides engagement between mentors and mentees.

•
Flash Chat is our online human resources chatbot, piloted in Malaysia and soon to be rolled out globally, which gives our employees easy access to information on human resources related topics. This platform will automate all responses to frequent employees’ queries 24 hours a day, seven days a week.

FalconEye
FalconEye is our full service remote working platform. We developed FalconEye to make it easier, more secure and more efficient for our agents to work remotely. FalconEye combines our virtual help desk, algorithm configuration and other performance tools with people management and data security tools. We believe FalconEye provides our teams everything they need to work from home.
TeleSmart CRM
Our TeleSmart CRM platform allows multi-stakeholder case management, online knowledge base management, automated SMS-based follow-up, automatic inbound and outbound email coverage and online data analytics that allow managers and our clients to review real-time performance indicators. The platform’s ability to analyze the data from customer interactions allows us to perform root cause analysis on possible client product issues. For example, through the use of keywords analysis presented through various social media channels and customer interactions, along with sentiment analysis, we were able to successfully identify product issues relating to a fast-moving consumer goods client and notify them of such an issue. In another example, we were able to analyze the responses and feedback collected from customers, and identify underlying issues related to one of our client’s products, in the consumer electronics sector. As a result, the client had sufficient time to develop a product fix and initiate product recall and replacement for all affected customers. A key feature of the system is its ability to integrate with established telephony system platforms, chat visualizers and email services in order to provide an omnichannel view of customers for our clients.
TDCX Mobile Dashboard App
Our TDCX Mobile Dashboard App provides easy access to key metrics for client campaigns such as service levels, call and contact volumes, among others. Prior to the implementation of this app, daily performance reports were compiled in spreadsheets and distributed to clients via email, which was tedious to prepare, error-prone and subject to time lag. Our TDCX Mobile Dashboard App was created to streamline the delivery of performance data to clients for their campaigns. Clients can access campaign dashboards on iOS and Android devices. The interactive dashboards allow clients to compare metrics (whether daily, weekly or monthly), to analyze trends and progression over time, and drill down on specific parameters for more detail. The dashboard is fully integrated with our analytics systems and is fully automated.
Browser-based Video Chat Platform
We have created a browser-based video-support platform based on a third-party programming interface that uses hyperlink technology for quicker set-up and authentication compared to other video-chat support technologies, which require end-customers to install new apps on their mobile device. Nexmo provides APIs which allow us to send text messages to customers. The video-support function allows live interaction with customers, which provides more dedicated and immediate addressing of customer feedback. For example, it allows us to view the issues with a client’s products directly, so that we can provide on-the-spot solutions in certain situations to our clients’ customers. This has decreased the cost to our clients by reducing the number of occurrences when the shipment of non-defective products back to our client for support is necessary.
Licensed Technologies and Other Third-Party Technologies
We are also rolling out AI-enhanced chat-bot functionality, based on licensed technologies, which is currently live with two clients. These are hybrid chat-bots that can automatically handle customer interactions but can also seamlessly hand contact over to human staff to manage more complex situations. This allows us to provide a higher level of service at a lower cost.
We deploy web-based robotic process automation technologies licensed from Automation Anywhere, which allows us to automate many of our routine business processes. As of December 31, 2021, we have implemented over 120 automation bots, including information gathering, data entry, data monitoring and validation and quality control processes. The robotic process automation technologies are fully integrated with our internal systems so that all information flow is automated. These technologies have been particularly helpful in report generation, where business analysts may need to refer to reports generated by as many as seven different systems to prepare information for our clients. These systems have automated tedious, repetitive, time-consuming activities that were prone to human error.

We also license various contact center platforms and technologies, such as automatic call distributors, from vendors including Avaya, Aspect, Asternic and Vicidial. We also use the NICE platform to record calls for quality assurance. NICE also provides our workforce management platform which can integrate with our automatic call distributors, to provide a historical record of our interactions, leading to more accurate forecasting and scheduling of our workforce up to three months in advance. We use sophisticated tools coupled with our proprietary technology to drive accuracy for scheduling and traffic arrival patterns estimates. For general back-office functions, we employ SAP Business One, as a business management software which we use for our finance and accounting functions, SAP Success factors, as our human resources information system; and Syncpay, our cloud payroll software application. We have also licensed other products that integrate with our proprietary systems, such as Zendesk CRM and Nexmo which integrate with our video chat functions, Twilio, a cloud communications platform, which integrates with Flash Hire and our browser-based video chat platform, and Google Cloud for data backup.
We often utilize the software platforms developed or implemented by our clients. Many of our clients, particularly our new economy clients, have their own licensed or proprietary customer relationship management or call management software packages that they have implemented. We utilize these systems and integrate them with our internal technology to form a seamless part of our clients’ customer management systems.
Databases and Infrastructure
An integral feature of our Flash Hire, TDCX Mobile Dashboard App and TeleSmart CRM systems is the use of a relational database management system, which gives us the ability to run customizable reports using a variety of reporting engines.
We believe that our infrastructure redundancy, security and capacity is, at a minimum, consistent with the standards of our industry generally. We work closely with several leading original equipment manufacturers and principal technology partners to ensure our infrastructure is able to support our current operations and expected growth. The robustness of our telecommunications network has allowed us to achieve high levels of network availability for day-to-day operations.
Our business continuity management plan includes strategies to mitigate certain inherent risks and failures in critical platforms and applications by using a combination of redundancies and resilience in our technology infrastructure, telecom networks and distributed computing, relying on a combination of state-provided and privately owned power sources, a distribution of work between our multiple service delivery centers and multi-vendor transportation and logistics management. We also employ a dedicated team of trained professionals to help maintain continuity in Singapore, the Philippines, Malaysia and Thailand, where we have reached a critical mass to necessitate such a structure. We typically operate across multiple buildings in the same city to avoid building-related outages, and we employ power backups in the form of heavyweight uninterruptible power supply systems backed by diesel generators. We also have the ability to provide backup sites across our network and from one country to another, where our clients make their global automatic call distributor platforms available to us.
We have received certifications such as ISO 9001:2015 and ISO 27001:2013 for optimal management of various aspects of information security, including personnel, physical, systems and facility security. Our information security framework takes into account compliance requirements and protection of our clients’ and their customers’ information. We work on the principle of storing no customer data wherever possible in order to keep customer data and data privacy on the networks of our clients. Most clients do not require us to store customer data. Where we do, all reasonable efforts are made to secure such data, by keeping the data on servers in our data centers which are physically and logically partitioned and protected. All our clients are on separate virtual-local area networks and are logically partitioned from one another. Client contracts usually specify data protection obligations and levels of data protection.
On a physical level, all our locations have security-controlled access that is restricted only to personnel who have a need to be present on the call floor for operational reasons.
Intellectual Property
In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2021, there are trademark registrations in 11 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the Philippines, China, the European Union, the United Kingdom, Japan, India, Colombia, and the Cayman Islands. There are pending applications for trademark registration in three jurisdictions: Thailand, the United States and South Korea. There are also trademark registrations in the name of a subsidiary in China.
Our contracts usually provide that all intellectual property created for the use of our clients will automatically be assigned to our clients. We also use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms.

Facilities
Our corporate headquarters is located in Singapore and, as of December 31, 2021, we leased properties in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 256,706 square feet, Malaysia, where we lease approximately 172,311 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.
In addition, we have obtained a right to use facilities in Romania and South Korea from co-working space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.
Awards and Recognition
Since our founding, we have received over 340 awards to date, including:

•	Cxp Best Customer Experience Award – Awarded by CXP Best Customer Experience Awards to TDCX Malaysia in 2021;

•	Best Companies to Work for in Asia – Awarded by HR Asia to TDCX Malaysia, China, Thailand and Philippines in 2021;

•	2021 Singapore Top 15 Best Workplaces - Ranked #15 – Awarded by Great Place to Work Awards to TDCX Singapore in 2021;

•	Excellence in HR Innovation – Gold – Awarded by HR Excellence Awards 2021 to TDCX Malaysia and Thailand in 2021;

•	Best Use of Technology for Recruiting – Awarded by World HRD Congress to TDCX Philippines in 2021;

•	Innovative Achievement in Growth – Silver Stevie Award. Awarded by Asia-Pacific Stevie Awards to TDCX Philippines in 2021;

•	Best Outsourced Contact Centre of The Year (Above 100 Seats) – Gold Award—Awarded by 20th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2020;

•	Best Employer Branding – Silver Award—Awarded in the 15th Employer Branding Awards by Asia Recruitment Award to our Malaysia office in 2020;

•	Most Attractive Graduate Employers to Work for in 2021 (Ranked Third in the BPO Category)—Awarded by Graduates’ Choice Award to our Malaysia office in 2020;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2020;

•	Top 100 Asia’s Best Employer Brands—Awarded in the 14th Employer Branding Awards by the Employer Branding Institute to our Malaysia office in 2019;

•	Malaysia’s Best Employer Brand Award—Awarded by World HRD Congress to our Malaysia office in 2019;

•	Best Supplier—Value Add and Innovation Award for Global Customer Care– Awarded by a search engine client to our Malaysia office in 2019;

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2019;

•	CEO Service Excellence Award—Outstanding Partner—Awarded by an airline client to our employee in our Singapore office in 2019;

•	Winner for Enterprise 50 Award—Awarded by KPMG and Business Times to TDCX HPL in 2019;

•	17th Annual Ernst & Young Entrepreneur of the Year in the Outsourced Solutions category – Awarded by Ernst & Young Singapore to our Founder in 2018;

•	Asia’s Best Employer Brand Award—Awarded by World HRD Congress to our Singapore office in 2018; and

•	Most Innovative Productivity Solution – Silver Award—Awarded by 18th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2018.

Corporate and Social Responsibility
We are committed to bringing positive transformation to empower our people, to uplift local communities, and to promote environmental sustainability in the countries in which we operate. We have undertaken several corporate and social responsibility initiatives and provide a description of certain initiatives below.

•
Empower People:
To achieve the positive impact we aim to bring, the transformation must first begin within the heart of our organization – our people. We want our employees at every level to feel safe and empowered. We strive to create an optimal environment by promoting human rights and economic empowerment, creating diverse and gender-equal workplaces, and investing in our people’s development and wellness. Our initiatives include pledging, in collaboration with our Founder’s personal foundation, US$500,000 to help victims of natural disasters among the TDCX workforce and communities. This initiative helped provide support for victims of Typhoon Rai.

•
Uplift Communities:
We believe in transforming communities and creating a positive social impact by giving back, one project at a time. From pursuing educational development, promoting inclusive economic growth, supporting healthcare workers, providing disaster relief, partnering with non-government organizations, to responsible sourcing, our social-facing programs are aimed at helping and uplifting members of the community. Our initiatives include providing relief assistance to the victims of the floods in Pahang, Malaysia in 2021, working with various non-governmental organizations operating in the Philippines to sponsor a community feeding program and provide food donations to the communities of Manila and Cebu. We also support a culture and language program at the Singapore National Volunteer and Philanthropy Centre and have partnered with Dando con el corazón to provide school supplies to children in Colombia.

•
Promote Sustainability:
We embrace our role in promoting sustainability through offsetting our carbon footprint, conserving water, recycling, banning single use plastics, and advocating environmental preservation and sustainable merchandise across all our sites. We want to do business with a purpose beyond profit by encouraging positive environmental change. Aligned with our goal to be a climate-neutral company within the decade, we are proud to have done our biggest undertaking to date to help preserve our planet – offsetting 38,770 tonnes of CO2 by investing in Clean Development Mechanism (CDM) projects supported by the United Nations.

Insurance
We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational injury, medical, pension, maternity and unemployment insurance for our employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the market in which we operate.
Litigation and Other Legal Proceedings
As of the date hereof, we are not party to any significant proceedings.
Regulatory Environment
Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Countries Where We Operate—Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.”
Singapore
The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission, or the PDPC, and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.
The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which is only partially in force. As of the date of this document, key portions of such Act not yet in force include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”), and for organizations with more than S$10 million annual turnover in Singapore, the maximum financial penalty the PDPC may impose will increase to 10% of their annual turnover in Singapore.
The Employment of Foreign Manpower Act, Chapter 91A of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.
The Employment Act, Chapter 91 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act (Chapter 36) in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act (Chapter 38A); (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act (Chapter 274A); and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act (Chapter 354) and the Workplace Safety and Health Act (Chapter 354A), respectively.
There is no minimum statutorily prescribed wage in Singapore. Singapore employment law also does not prescribe any mandatory annual wage supplement, bonus payments or severance payments to be provided by an employer to its employees. Any such payment to be made to an employee (including as to frequency and amount) is at the discretion of the employer. An employer and its employee are generally free to agree on a notice period for termination of employment. If the employment contract does not provide for a notice period, the employer must adhere to the minimum notice periods stipulated in the Singapore EA. The Singapore EA confers a statutory right on either party to terminate the employment relationship immediately without waiting for the expiry of the notice period by paying salary in lieu of notice.
Philippines
Under Philippine law, any person intending to conduct business within a local government unit’s administrative jurisdiction is required to secure a business permit issued by the local chief executive of such local government unit. The conduct of business operations without the required business permit may result in the payment of fines that may vary depending on the amounts prescribed in the tax ordinance of the relevant local government unit, and closure of the business. In the case of any violation of the ordinances of the relevant local government unit, as well as other applicable Philippine law, the local government unit may impose fines, and in certain cases, revoke or cancel a business permit. If a business permit is revoked or cancelled, the local government unit shall also order the closure of the business.

Companies registered with Philippine Economic Zone Authority, or PEZA, are entitled to and may avail of certain incentives under Philippine law, subject to compliance with applicable rules and regulations of PEZA. PEZA is a government agency that operates, administers and manages designated special economic zones, or Ecozones, around the Philippines. An Ecozone may contain any or all of the following: industrial estates, export processing zones, free trade zones, and tourist or recreational centers. PEZA-registered enterprises within an Ecozone are entitled to fiscal and non-fiscal incentives such as, but not limited to, income tax holidays. The enjoyment by PEZA-registered enterprises of certain fiscal and non-fiscal incentives is subject to the terms and conditions of their respective registration agreements with PEZA, and continuing compliance with the PEZA rules and regulations and related laws. Transfers of assets of the PEZA-registered enterprises used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of the corporation shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.
In respect of declaration and payment of dividends, the board of directors of a Philippine corporation may only declare dividends out of unrestricted retained earnings. The issuance of stock dividends requires the ratification of at least two-thirds (2/3) of the outstanding capital stock of the corporation.
The Data Privacy Act of 2012 of the Philippines, or the Philippine Data Privacy Act, is a comprehensive and strict privacy legislation aimed to protect the fundamental human right to privacy of data subjects by: (a) protecting the privacy of individuals while ensuring free flow of information; (b) regulating the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of personal data; and (c) ensuring that the Philippines complies with international standards set for data protection through National Privacy Commission, or the NPC. The Philippine Data Privacy Act mandates companies to inform the individuals about how their personal information is collected and processed. It also ensures that all personal information must be (a) collected and processed with lawful basis, which includes consent, and only for reasons that are specified, legitimate, and reasonable; (b) handled properly, ensuring its accuracy and retention only for as long as reasonably needed; and (c) discarded properly to avoid access by unauthorized third parties. Under the Philippine Data Privacy Act and its implementing rules, all Philippine companies shall comply with the following: (a) appoint a data protection officer; (b) conduct a privacy impact assessment; (c) adopt a privacy management program and privacy policy; (d) implement privacy and data protection measures; and (e) establish a breach reporting procedure. In addition, companies with at least 250 employees or access to sensitive personal information of at least 1,000 individuals are required to register their data processing systems with the NPC. Non-compliance with applicable provisions of the Philippine Data Privacy Act may, upon notice and hearing, be subject to compliance and enforcement orders, cease and desist orders, temporary or permanent bans on the processing of personal data, or payment of fines. In the case of non-compliant corporations, the penalty of fine and/or imprisonment shall be imposed upon the responsible officers (e.g., data protection officer, compliance officer), as the case may be, who participated in, or by their gross negligence, allowed the commission of the crime and/or security breach.
With respect to labor and employment, the Department of Labor and Employment, or DOLE, is the Philippine government agency which has exclusive authority in the administration and enforcement of labor and employment laws such as the Labor Code of the Philippines and the Occupational Safety and Health Standards and such other laws as specifically assigned to it or to the Secretary of the DOLE.
Republic Act No. 6727, otherwise known as the Wage Rationalization Act of the Philippines, or RA 6727, mandates the fixing of minimum wages applicable to different industrial sectors including retail and service establishments. Pursuant to RA 6727, the relevant Regional Tripartite Wages and Productivity Board issues wage orders which prescribe the daily minimum wage rates per industry per locality within the region and in some instances depending on the number of workers and the capitalization of enterprises. The wage increases prescribed under the wage orders generally apply to all private sector workers and employees receiving the daily minimum wage rates or those receiving up to a certain daily wage ceiling, where applicable, regardless of their position, designation, or status of employment, and irrespective of the method by which their wages are paid.
Under the Labor Code of the Philippines, employees may be retired upon reaching the retirement age established in the employment contract or applicable collective bargaining agreement, if any. In the absence of any agreement providing for retirement benefits of employees, an employee, who has served at least five years in an establishment which employs more than 10 employees, may retire upon reaching the age of 60 years or more but not beyond 65, which is the compulsory retirement age. The minimum retirement pay shall be equivalent to one-half month salary for every year of service, a fraction of at least six months being considered as one whole year. The retirement benefits mandated by the Labor Code of the Philippines are separate and distinct from those granted by the Social Security System, or SSS.

An employer or any person who uses the services of another person in business, trade, industry or any undertaking is required under Republic Act No. 11199, the Social Security Act of 2018, to ensure coverage of employees following procedures set out by the law and the SSS. Under the said law, an employer must deduct from its employees their monthly contributions in an amount corresponding to his salary, wage, compensation or earnings during the month in accordance with the monthly salary credits, the schedule and the rate of contributions as may be determined and fixed by the Social Security Commission, pay its share of contribution and remit these to the SSS within a period set by law and/ or SSS regulations.
Employers are likewise required to ensure enrollment of its employees in a National Health Insurance Program administered by the Philippine Health Insurance Corporation a government corporation attached to the Department of Health tasked with ensuring sustainable, affordable and progressive social health insurance pursuant to the provisions of Republic Act No. 10606, the National Health Insurance Act of 2013. On February 20, 2019, Republic Act No. 11223, the Universal Health Care Act, was enacted, which amended certain provisions of the National Health Insurance Act of 2013. Under the said law, all Filipino citizens are now automatically enrolled into the National Health Program. However, membership is classified into two types, direct contributors and indirect contributors. Direct contributors refer to those who have the capacity to pay premiums, are gainfully employed and are bound by an employer-employee relationship, or are self-earning, professional practitioners, migrant workers, including their qualified dependents, and lifetime members. On the other hand, indirect contributors refer to all others not included as direct contributors, as well as their qualified dependents, whose premium shall be subsidized by the national government including those who are subsidized as a result of special laws. Every member is also granted immediate eligibility for health benefit package under the program.
Under Republic Act No. 9679, the Home Development Mutual Fund Law of 2009, all employees who are covered by the SSS must also be registered with and covered by the Home Development Mutual Fund, more commonly referred to as the Pag-IBIG Fund.
Malaysia
In general, there is a requirement to obtain business premise licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premise for operating any business premise without a business premise license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction.
Under the Personal Data Protection Act 2010 of Malaysia, or the Malaysian PDPA, organizations are required to (i) obtain consent from the individuals prior to collecting, using or disclosing their personal data unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; and (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015.
An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of three years.
With respect to employee considerations, companies in Malaysia are also subject to the requirements under the Employees Provident Fund Act 1991, or the EPF Act, the Employees Social Security Act 1969, or the ESS Act, and the Employment Insurance System Act 2017, or the EIS. The EPF Act imposes statutory obligation on employers and employees to make contribution to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.
The ESS Act provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organization. It provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

The EIS is an act administered by the Social Security Organization to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the Social Security Organization in accordance with the prescribed rates.
In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia.
Thailand
The Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, is the primary law regulating foreign participation or ownership of business operations in Thailand. Unless otherwise permitted by other applicable laws (e.g. Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended), other bilateral treaties and etc.), foreign business operations in Thailand will generally be subject to the FBA and a “Non-Thai” person (as defined in the FBA) cannot conduct certain restricted businesses in Thailand, unless a foreign business license is obtained.
Under the FBA, a “Non-Thai” is defined as:

(i)	a natural person not holding Thai nationality;

(ii)	a juristic person not registered in Thailand;

(iii)	a juristic person registered in Thailand and having the following characteristics:

(a)
a juristic person at least one-half (50%) of whose share capital is held by persons under paragraph (i) or (ii), or a juristic person at least one-half (50%) of whose total capital is invested by persons under paragraph (i) or (ii); or

(b)	a limited partnership or a registered ordinary partnership whose managing partner or manager is a person under paragraph (i); or

(iv)
a juristic person registered in Thailand at least one-half (50%) of whose share capital is held by persons under paragraph (i), (ii) or (iii), or a juristic person at least one-half (50%) of whose total amount of capital is invested by persons under paragraph (i), (ii) or (iii).

In addition, any investment by the Thai partners must be genuine and can be proved to the satisfaction of Thai courts that the Thai partners do not hold shares for or on behalf of the Non-Thai person in breach of applicable foreign shareholding limit. The Civil and Commercial Code of Thailand (as amended) requires a private company to have a minimum number of three shareholders. Failure to comply with such minimum shareholder requirement may be grounds for a Thai court to order dissolution of the company.
The Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and the Non-Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and relevant rules and regulations issued thereunder by the Office of Insurance Commission of Thailand regulate, amongst other, an operation of insurance brokerage business in Thailand, whereby any person wishing to engage in insurance brokerage business must obtain a requisite license before commencing such businesses.
The Commercial Registration Act B.E. 2499 (A.D. 1956) (as amended) and relevant rules and regulations issued thereunder by the Ministry of Commerce of Thailand require operators of certain prescribed businesses, including trading of products or services by electronics via internet system, to register themselves with the relevant Commercial Registration Office. Likewise, the Personal Data Protection Act B.E. 2562 (A.D. 2019), or the Thai PDPA, which will come into full effect on June 1, 2022 (as deferred by the Royal Decree on Entities and Businesses of Data Controllers that are Exempted from the Personal Data Protection Act B.E. 2562 (A.D. 2019) (No.2) B.E. 2564 (A.D. 2021)), regulates the collection, storage, usage, disclosure and transfer of personal data of individuals in Thailand. In brief, the Thai PDPA requires data controllers and data processors to comply with the requirements prescribed thereunder, including, amongst others, consent requirements, lawful grounds, privacy notice, disclosure and transfer restrictions, and rights of data subjects.

We are also the recipient of certain investment incentives provided by the BOI. The Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended) empowers the BOI to grant investment incentives to qualified business activities in Thailand. In particular, the BOI incentives primarily include (i) tax incentives (e.g. exemption or reduction of corporate income tax and import duties for machinery and raw materials); and (ii) non-tax incentives (e.g. permission to own land, remittance of foreign currency and bringing skilled workers into Thailand). In this connection, the BOI incentives are granted according to the type of qualified business activities (i.e. Activity-based incentives), whereby additional incentives may be granted for businesses which stimulate competitiveness enhancement, decentralization and industrial area development (i.e. Merit-based incentives). See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We may fail to attract and retain enough highly trained employees to support our operations.”
The principal laws governing labor matters in Thailand are the Civil and Commercial Code (as amended) on contracts relating to the hire of services, the Labor Protection Act B.E. 2541 (A.D. 1998) (as amended), the Labor Relations Act B.E 2518 (A.D. 1975) (as amended), the Social Security Act B.E. 2533 (A.D. 1990) (as amended) and the Workmen’s Compensation Act B.E. 2537 (A.D. 1994) (as amended), which regulate work hours, holidays, leaves, wages, overtime, work rules and regulations, severance pay, welfare, and other similar matters. In the case of a termination of employment, the employer is obligated to provide prior notice to any employees being terminated not less than one wage payment period in advance or pay wages to such employees in lieu of the advance notice, which must be paid on the termination date. Likewise, an employer is generally required to make payment of severance pay to employees if their employment is terminated through no fault of their own in an amount ranging from 30 to 400 days’ worth of their remuneration, depending on an individual employee’s period of employment.
China
Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provides consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC are received by Agorae Beijing.
Under the PRC Foreign Investment Law, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version)). The PRC Telecommunication Regulation and the Measures on Administration of Licensing for Telecommunication Operation requires that a call center operator in the value-added telecommunications industry obtain a VATS License. As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner and the foreign entity was able to hold no more than 50% of the equity in the joint venture. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation of rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Countries Where We Operate—If the PRC government deems that Agorae Beijing’s contractual arrangements do not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.”
The Cybersecurity Law of the People’s Republic of China, or the PRC Cybersecurity Law, which came into effect as of June 1, 2017 and the relevant regulations require that network operators, which includes, among others, call center services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of data. The PRC Cybersecurity Law also reaffirms the principles and requirements on personal information protection and strengthens the obligations of network operators in the process of collecting, using, disclosing, storing and transferring personal information. Network operators who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of operation, shutdown of websites, revocation of business license, and, in severe cases, criminal liabilities.
The PRC PIPL, which was promulgated on August 20, 2021 and took effect on November 1, 2021, imposes restrictions on entities and individuals that collect and process personal data and sensitive information on subjects in China (such entities or individuals, “personal data processors”). The PRC PIPL generally requires personal data processors to notify and obtain consents prior to collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. The PRC PIPL includes a requirement for personal data processors to transfer personal data of an individual to a different organization when requested by the individual (generally referred to as “data portability”).

Personal data processors have mandatory obligations to assess data breaches they suffer, and to notify the CAC, and the CAC has the right to order the personal data processor to notify the relevant individuals where the data breach is of a certain severity. The PRC PIPL creates various offenses in connection with failure to comply with the requirements under the PRC PIPL. These offenses may be applicable to personal data processors, their officers and/or their employees. Offenders are liable on conviction to fines of up to RMB50 million, or 5% of last year’s annual revenue, and/or suspension of operation. The PRC PIPL empowers the CAC with significant regulatory powers to ensure compliance with the PRC PIPL, including powers to investigate, give directions and impose penalties. In addition, the PRC PIPL created a right of private action, pursuant to which the Chinese courts may grant damages to persons who suffer loss or damages as a result of actions of a personal data processer, unless the personal data processor can prove it is not at fault.
Certain cybersecurity review measures, which were promulgated on December 28, 2021 and took effect on February 15, 2022, require regulatory screening of overseas initial public offerings by companies with certain scale of personal information. Pursuant to these measures, if any network platform operator possesses personal information of more than one million Chinese users, it needs to file with the Cyberspace Administration of the PRC, or the CAC, for a cybersecurity review prior to the listing of its securities on any foreign stock exchange. Since these measures came into effect after we went public in 2021, and such measures do not provide for any retrospective effect, we have not applied to CAC for a cybersecurity review. Nonetheless, in light of China’s increased focus on cybersecurity and data protection regulation, there can be no assurance that there will not be any other impact on our operations from further regulation.
On October 29, 2021, the CAC released the Measures for the Security Assessment of Data Cross-border Transfer (Exposure Draft), or the Draft DESA Measures, for public comments, with the aim of fleshing out the scheme of data export security assessment, or DESA, in China. The Draft DESA Measures lays out the substantive and procedural requirements for export of data out of PRC through a tiered security assessment system, and prescribes obligations for companies which transfer data abroad as well as overseas recipients of China-originated data. The DESA envisages two prongs: risk self-assessment by the data exporter itself, or RSA, and organized assessment coordinated by the CAC, or OSA. The Draft DESA Measures requires the data processor to implement RSA and OSA when applicable. The data processors engaging in cross-border transfer shall apply for an OSA to the CAC upon certain circumstances, including the export of personal information by a processor who processes personal information of over 1 million people or the export of personal information of more than 100,000 people or sensitive personal information of more than 10,000 people on a cumulative basis. Hence, a data processor needs to adequately monitor data cross-border transfers and post-transfer activities relating to the data concerned. Failure to effectively monitor post-transfer activities can create significant compliance exposure. If the CAC finds that a previously cleared data export activity no longer meets the relevant security management requirements, it will revoke its clearance. In such case, the data processor shall terminate the data export activity, conduct rectification as required, and re-apply for an OSA after the completion of such rectification. When the Draft DESA Measures will be enacted, whether the requirements above will be maintained in the final effective version, and to what extent, if at all, these requirements apply to us, is unclear. However, we understand upon the official enactment of the Draft DESA Measures, fulfilling the regulatory requirements may be challenging to data processors engaging in data export like us.
In addition, the CAC also released a Network Data Security Management Regulation (Exposure Draft), or the Draft NDSM Regulation, on 14 November 2021. The Draft NDSM Regulation is intended to apply to both domestic and international entities that engage in data processing activities within PRC’s territory as well as entities based outside of China but processing data of PRC individuals and organizations with the aim of providing domestic products and services, analyzing and evaluating the behavior of individuals or companies in China, or processing important
domestic
data
. The Draft NDSM Regulation outlines new provisions on obligations of data processors to establish and maintain data security protection systems and implement security measures. The Draft NDSM Regulation details an extensive set of fines and punishments for violation thereof. Fines vary for violations of the different provisions and can be up to RMB 50 million or 5 percent of the company’s turnover from the previous year for the most serious violation. In some circumstances, companies may also be ordered to suspend business and rectify the issue or have their business license revoked. Like above, it is not clear when the Draft NDSM Regulation will be enacted and whether there will be any amendments or changes in the final effective version of the Network Data Security Management Regulation compared with those above.
The Provisions on Protection of Personal Information of Telecommunication and Internet Users, or the PRC TIUPIP Provisions, which came into effect as of September 1, 2013, particularly focuses on the protection of personal information of end-users of telecommunications services and internet information services. The PRC TIUPIP Provisions requires telecommunication service operators, which includes, among others, call center services providers, to adhere to the principles of legality, appropriateness and necessity, when collecting and using end-user’s personal information in the process of providing services. The PRC TIUPIP Provisions also includes detailed procedural requirements that service providers must follow to collect and use end-user’s personal information and measures that service providers should take to prevent the leakage, destruction, tampering or loss of end-user’s personal information. Service providers who do not abide by the PRC TIUPIP Provisions may be subject to warnings, fines and, in severe cases, criminal liabilities.

Pursuant to the Labor Law of the People’s Republic of China, or the PRC Labor Law, promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, promulgated on June 29, 2007, and amended on December 28, 2012 and the relevant regulations on labor protection in the PRC, labor relationships between employers and employees must be specified in written form and employers must pay wages to employees in amounts not lower than local minimum wages standards. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon negotiations with the employee or, where applicable, by fulfilling statutory conditions. However, the PRC Labor Contract Law requires the payment of statutory severance pay upon the termination of an employment contract in most cases. With respect to employee benefits, employers are required to register with the relevant social insurance authorities and provide their employees with welfare schemes covering pension, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance. Employers are also required to register with the relevant administrative centers for housing fund and deposit housing funds for their employees. Employers shall make all social insurance contributions and housing fund contributions on a monthly basis. Except for mandatory exceptions such as force majeure, social insurance premiums and housing provident fund may not be paid late, reduced or be exempted.

C.	Organizational Structure.
The chart below sets out our corporate structure as of the date of this annual report.

(1)	Effective ownership (voting powers).
(2)	Dormant entity.

D.	Property, plants and equipment
Our corporate headquarters is located in Singapore and, as of December 31, 2021, we leased properties in Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India and Colombia. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 256,706 square feet, Malaysia, where we lease approximately 172,311 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.
In addition, we have obtained a right to use facilities in Romania and South Korea from co-working space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results.
Overview
We are a high-growth digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content monitoring and moderation services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our strategy has resulted in a highly attractive financial profile. We have experienced robust growth. From the year ended December 31, 2018 to the year ended December 31, 2021, our revenue, profit for the year and Adjusted EBITDA have grown at a CAGR of 45.2%, 39.7% and 49.5%, respectively. In the years ended December 31, 2019, 2020 and 2021, we recorded revenue of S$330.3 million, S$434.7 million and S$555.2 million (US$410.7 million), profit for the year of S$73.5 million, S$86.1 million and S$103.8 million (US$76.8 million) and Adjusted EBITDA of S$108.1 million, S$142.9 million and S$185.0 million (US$136.9 million), respectively. For the same periods, we recorded net profit margins of 22.2%, 19.8% and 18.7%, respectively, and Adjusted EBITDA margins of 32.7%, 32.9% and 33.3%, respectively.
We believe our employees and our distinctive corporate culture are key enablers of our success, a core strength and part of our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex customer interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ requirements. We strive to ensure that our distinctive culture is incorporated within all the relationships and processes of our organization and fits within our values and goals.
We have an international footprint. As of December 31, 2021, we service our clients’ customers globally in more than 20 languages. This international footprint is supported by 14,706 employees as of December 31, 2021, who are located in offices in 11 geographies: Singapore, the Philippines, Malaysia, Thailand, China, Japan, Spain, India, Colombia, Romania and South Korea.
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content monitoring and moderation services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the business-to-consumer, or B2C, and the business-to-business, or B2B, markets. Our content monitoring and moderation services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content monitoring and moderation services.
Factors Affecting Our Results of Operations
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.
Demand for our services and the pace of adoption of omnichannel CX solutions
We believe the market remains in the early stages of adoption for digital services, and the demand for, and the pace of adoption of, our services is a key driver of our revenues. Over the last few years, the increasing pace of digital change has powered the growth of technology disruptors that rely on outsourced digital customer experience solution providers. Rapid digital change has also driven the disruption of traditional blue-chip companies that have been adopting digital service delivery models. Increased demand for digital omnichannel CX solutions provides us with the opportunity to further expand our share of our existing clients’ spending and add new clients, which, in turn, increases our revenues. We have evolved our services to focus on value-added high-complexity offerings. Our focus on handling complex and mission-critical digital customer experience interactions, enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics, have allowed us to work our way up the value chain and become a comprehensive solutions provider, which we believe has enabled us to continue growing our revenues.

Expanding relationships with existing clients
We are focused on deepening and broadening our engagements with, and campaigns for, our existing clients, and our success in doing so is an important driver of our revenue growth. We have historically proven our ability to significantly scale client relationships over time by expanding the scope and size of our engagements, as well as by taking on work higher up the value chain. For example, Meta, Airbnb and a leading streaming platform became clients in 2014, 2015 and 2015, respectively, and are now among our key clients due to the expansion of relationships we have with them.
Our ability to expand our relationships with our existing clients is driven by several factors such as our track record in consistently providing high quality services to our clients’ satisfaction across locations and campaigns while staying agile and flexible to serve our clients’ dynamic and evolving needs. Our strategy has been to open offices in new geographies where we believe that there is strong potential to expand our services offerings to existing clients, grow the number of FTEs we provide in existing campaigns and enhance our share of client spending. As a result, our new office rental and maintenance expenses and other related expenses may increase before we record commensurate increases in revenue or employee benefits expenses.
Delivering complex and high value services for our clients, which impacts pricing of our services and our profitability
We offer customized and differentiated CX solutions and possess the ability to handle complex and mission-critical customer experience interactions. These offerings go well beyond traditional business process outsourcing of help desk functions, as they require a higher degree of training and employee competency to undertake interactions where customer-service scripts would be insufficient to resolve customer problems. This type of work produces higher value for our clients and enables us to price our services accordingly. We also have also increasingly started to gravitate towards high-value, complex interactions, which result in higher margins for our services. For example, since 2018, we have provided technical and customer support for a search engine client’s top-tier advertising customers, which were previously handled entirely by our client’s in-house team. Our ability to innovate and offer complex and high value offerings when our clients need them is an important driver of our revenues and margins. Finally, as we expand our service offerings and geographies in which we have delivery centers, we are able to optimize our cost structure across our operations.
Adding new clients that support our growth strategy
Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions, whereas many of our legacy clients tended to be locally focused in only one or two jurisdictions. For example, since 2019, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional e-commerce platform and a leading video game developer
.
Our newer multinational clients are capable of engaging us in campaigns across more jurisdictions and utilizing a wider range of our services because of their varied, dispersed and more complex business requirements. This transition to a multinational client base has driven the growth of our campaign volumes and revenues. As we continue to develop a multinational client base, we expect the volume of work from our clients across our entire platform to continue to grow. Our ability to add new multinational clients is a driver of our revenues and is impacted by factors such as positive market reputation of our services and our ability to handle complex client omnichannel CX solutions over a broad international footprint.
Efficiently recruiting and managing talent while managing labor costs
We believe the quality of our employees is a key differentiator in securing and retaining business, as well as in delivering a superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s higher caliber talent. Our results of operations are impacted by: (1) our ability to recruit within short time frames and manage our employees as we scale our business; (2) our ability to optimize productivity; and (3) our ability to manage labor costs.

Attracting, recruiting and managing talent
Our ability to attract, recruit, nurture, train and develop new employees is critical to our ability to grow and scale our business. While we grow our revenues, we also seek to develop a talent pool. It is critical that we hire personnel accurately and efficiently with right profile candidates for new campaigns. For some fast deployment campaigns that require talents that are either highly skilled or not available in great abundance, we may utilize higher cost recruitment sourcing channels such as external recruitment agencies to supplement our internal direct hiring. However, after the initial ramp up phases, as the campaign begins to stabilize and normal employee attrition takes its course, our internal recruitment sourcing allow us to hire new employees at a lower cost. We streamlined our recruitment process and boosted the efficiency of our recruitment activities through the development and implementation of in-house proprietary recruitment systems that work in tandem with external human resource management software platform. For example, we developed Flash Hire, a highly customized, remote, video-based recruitment platform that automates initial candidate screening and selection by conducting online interviews and administering online tests. Our development and implementation of Flash Hire prior to the COVID-19 pandemic has enabled us to hire employees in growing geographic markets during the COVID-19 pandemic.
Personnel retention is one of our top priorities and helps us control our recruitment expense, and we dedicate resources to the educational development of our employees and employee wellbeing, including the development of their professional skills through obtaining relevant certifications and promoting participation in internal and external training sessions.
Improving productivity of employees
We believe that our people are our most important asset. We focus on maximizing our employees’ ability to deliver value to our clients through high-value work. We have developed effective and cost-efficient training and knowledge-base, or KB Tool, management tools, such as Flash Learn, our online learning platform, and KB Tool, our data portal, which allow us to quickly and effectively train our employees to handle complex interactions and employ them in high-value work. Agents who deliver higher complexity services typically generate higher revenues, with employees providing content monitoring and moderation services providing the highest return, followed by employee providing sales and digital marketing services. We have also invested in technological infrastructure that allows us to enhance productivity, such as AI-enhanced chat-bot functionality that can automatically handle many interactions but can also seamlessly hand contact over to human staff to manage more difficult situations. This allows us to increase the volume of interactions that a single human can support.
Managing labor costs
Employee benefits expense primarily consists of the wages we pay to our employees and is our most significant expense, accounting for 76.7%, 77.4% and 80.6%, of our total operating expenses in the years ended December 31, 2019, 2020 and 2021, respectively. As we continue to grow our business, we expect that our number of employees will increase, which we expect to drive growth in our revenues as well as our employee benefits expense. Additionally, global inflation began to rise in 2021 and has continued to increase in 2022. Inflation may increase our labor costs, including costs related to our employee salaries and benefits, see “Risk Factors—Risks Related to Our Business and Industry— Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”
While we expect our labor costs to increase in the future as we continue to grow our business and number of employees, we aim to manage our labor costs so that they do not increase at a rate faster than our revenues. We typically formalize a new campaign or expansion of an existing campaign before we hire employees for those campaigns. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.” We seek to secure new campaigns at projected revenue levels that match our estimates of the expansion of our work force and increased costs that we expect to incur based on our accumulated experience in the particular business segment and jurisdiction. When considering the fixed rate for such applicable FTE, we also consider factors such as anticipated cost and wage inflation applicable for the relevant office location and the employee skill set that we need.
Our employee benefits expense with respect to an ongoing campaign is usually relatively stable. However, our overall employee benefit expense varies by the mix of services that we provide and the campaigns we undertake. Employee wages vary by the type of service provided and the skill set of the relevant employees. Agents who deliver higher complexity services typically earn higher wages, on average, with employees providing content monitoring and moderation services receiving the highest wages, followed by employee providing sales and digital marketing services. As the requirements for services we provide change, our employee benefit expense may also change. In addition, the compensation may also include variable components, such as bonuses and performance incentives. In particular, the compensation for employees providing sales and digital marketing services generally includes a higher composition of variable, performance-based commission component linked to a campaign’s KPIs, such as sales attainment by agent.

Foreign exchange rate fluctuations
We conduct business in multiple countries and currencies, such as the U.S. dollar, Singapore dollar, Philippines peso and Malaysian ringgit, and the currencies of other countries where we have operations, and exchange rate fluctuations, especially between the Singapore dollar and the U.S. dollar, may impact our results of operations. We earn revenue primarily denominated in U.S. dollars and Singapore dollars. We incur rental payments, and expenses for employee compensation and other operating expenses in the local currencies of the jurisdictions in which we operate. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar, on the one hand, and other currencies in which we earn revenue, particularly the U.S. dollar, on the other hand, and (ii) fluctuations between the Singapore dollar, on the one hand and other currencies in which we have expenditures, particularly Philippine pesos, Thai baht and Malaysian ringgit, on the other hand. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht, Malaysian ringgit and U.S. dollar could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. In certain circumstances, we may utilize forward foreign exchange contracts or option contracts to hedge the risk of foreign exchange volatility of the Singapore dollar, Malaysian ringgit and Philippines peso. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”
Income tax expense
We are subject to income taxes in Singapore, the Philippines, Malaysia, Thailand and the other jurisdictions where we have offices. Our income taxes, which is reflected on our consolidated statement of profit or loss and other comprehensive income as “Income tax expense”, consists primarily of taxes incurred, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period. Our effective tax rates differ from the statutory rate applicable to us primarily due to differences between domestic and foreign jurisdiction tax rates, tax credits, non-taxable items, non-deductible expenses, and the impact of tax concessions and benefits in certain jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry of Malaysia, which entitled the subsidiary to enjoy tax incentives under the Customized Incentive scheme. The scheme allowed for a partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have initiated discussions with relevant governmental agency authorities to renew such benefits on a retrospective basis and have applied for these benefits to be extended. In the Philippines, we have benefited from an income tax holiday through our registration with PEZA. Our income tax holiday by PEZA for one of our sites expired on December 31, 2021. Changes in the geographic mix of our revenue can cause our overall effective tax rate to vary from period to period. Our income tax expense for the years ended December 31, 2019, 2020 and 2021 was S$7.5 million, S$21.3 million and S$28.2 million, respectively.
A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. Tax exposures can involve technical interpretations of issues and may require an extended period to resolve. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. We cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audits, statute of limitation lapses or the refinement of tax estimates. To the extent the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See also, “Risk Factors—Risks Related to Our Business and Industry—Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.”

Certain Income Statements Line Items
Revenue
We derive our revenues from providing services to our clients. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client, meaning when the performance obligations to the client are met. We usually enter into master service agreements with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price in the agreement for each performance obligation, we invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deductions based on whether we meet (or fail to meet) certain KPIs (where applicable) during that month. In general, we invoice our clients within five to 30 business days from end of the month and typically receive payment within the 30 to 90 day period from the invoice date set forth in our client contracts.
We discuss below the breakdown of our services by revenue and geographic segment and client concentration. For additional information regarding our revenue recognition policy, see “—Critical Accounting Policies—Revenue Recognition.”
Revenue by Service
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; (3) content monitoring and moderation services. We also receive service fee revenues from miscellaneous activities, such as revenues from renting out workspace within our offices and providing human resource, administration services to clients and other business processing activities, as well as other miscellaneous service fees.
The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2021			2020		2019
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue

	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	256,404	346,582	62.4	283,427	65.2	217,349	65.8
Sales and digital marketing	84,870	114,718	20.7	66,235	15.3	46,839	14.2
Content monitoring and moderation	63,543	85,890	15.5	80,170	18.4	61,526	18.6
Other business process services and other services	5,924	8,008	1.4	4,891	1.1	4,551	1.4

Revenue	410,741	555,198	100.0	434,723	100.0	330,265	100.0

Geographic Segment
We have an international footprint. As of the date of this annual report, we service our clients’ customers globally in more than 20 languages through our offices in 11 geographies, namely: Singapore, Malaysia, Thailand, Philippines, Japan, China, Spain, India, Colombia, Romania and South Korea. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with. The delivery center location out of which we provide services does not correlate consistently to the location of the customers of our clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which we provide services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of our clients may access our services from various geographies and not just the location of their residence.

The following table sets forth our revenues by geography, by amount and as a percentage of our revenues for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2021			2020		2019
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue

	(in thousands, except percentages)
Geography (1)
Singapore (2)	106,524	143,989	25.9	121,062	27.9	96,175	29.1
Philippines (3)	106,763	144,313	26.0	109,268	25.1	84,169	25.5
Malaysia (2)	107,408	145,184	26.1	112,976	26.0	82,795	25.1
Thailand (2)	52,951	71,574	12.9	54,185	12.5	41,445	12.5
Japan	22,814	30,838	5.6	22,759	5.2	9,008	2.7
China	8,635	11,671	2.1	11,500	2.6	16,099	4.9
Spain	5,179	7,000	1.3	2,973	0.7	574	0.2
India (1)	67	90	0.0	—	—	—	—
Colombia (1)	321	432	0.1	—	—	—	—
Romania (1)	3	4	0.0	—	—	—	—
South Korea (1)	76	103	0.0	—	—	—	—

Total	410,741	555,198	100.0	434,723	100.0	330,265	100.0

Notes:
(1)
For a description of the services provided in each of our offices in the above table, along with our offices in Colombia and India, which were opened after December 31, 2019, and our offices in Romania and South Korea, which were opened after December 31, 2020, see “Business – Our Offices.”

(2)
The offices in Singapore, Malaysia and Thailand primarily provide support to Southeast Asian and North Asian customers in a variety of regional languages, including Mandarin Chinese speakers in the region, which we refer to as our “Southeast Asia” end-market.

(3)
The offices in the Philippines primarily provide English language support to customers mainly in North America, the United Kingdom, Ireland, Australia and New Zealand, which we refer to as our “Global English” end-market.

Employee Benefits Expense
Our employee benefits expense consists primarily of wages and salaries paid to agents, support and management personnel, commissions and incentive payments, payments to defined contribution plans, directors’ remuneration, share-based payment expenses and others.
Depreciation Expense
Depreciation consists of depreciation expense recorded on right-of-use assets with respect to our property leases, leasehold improvements, furniture and fittings and office equipment and software, over an item’s useful life.
Rental and Maintenance Expense
Rental and maintenance expense consists of the rent we pay for the use of office equipment, including computer equipment, short term and temporary workspace rental and other costs associated with the maintenance and upkeep of our offices.
Recruitment Expense
Recruitment expenses consists of the expenses related to our recruitment efforts, such as staff referral bonuses, job board subscriptions, placement fee paid to recruiters, contract buyouts paid to former employers of new employees and the costs paid for immigration and work permits, travel and temporary accommodations for expatriate employees.
Transportation and Travelling Expense
Transportation and travelling expense consists of airfare, transport, hotels and other travel allowances paid to our employees for short-term travel.

Telecommunication and Technology Expense
Telecommunication and technology expense consists of telephone, voice, fax and mobile communication costs, data communication costs, information technology supplies, internet connection costs, data network lines and outsourced information technology services.
Interest expense
Interest expense consist of interest on our bank loans and interest on lease liabilities for our property leases.
Other Operating Expense
Other operating expenses consist of advertising costs, cloud software subscription fees, various professional service fees, stamp levies, insurance expense, utilities expense, cleaning and security costs, printing and stationery, other miscellaneous office and establishment costs and gain or loss from foreign exchange movement.
Other Comprehensive Income
We recognize certain items that will not be reclassified to profit or loss on our consolidated statement of income. In particular, we recognize the remeasurement of retirement benefit obligations, which is the fair value of our retirement benefit obligations, which are adjusted on an annual basis to account for changes to the actuarial assumptions used to calculate such amounts, including the relevant mortality rate and future cash flow discount rate.
We also recognize the exchange differences on translation of foreign operations as part of our total comprehensive income, which reflects the currency effects of consolidating our foreign operations.
Results of Operations
The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2021	2020	2019
	(S$ in thousands)
Revenue	555,198	434,723	330,265
Employee benefits expense	(339,683)	(257,985)	(189,912)
Depreciation expense	(39,853)	(33,065)	(24,599)
Rental and maintenance expense	(9,832)	(10,603)	(9,220)
Recruitment expense	(10,884)	(8,005)	(6,680)
Transport and travelling expense	(1,461)	(1,504)	(2,083)
Telecommunication and technology expense	(8,826)	(6,305)	(4,522)
Interest expense	(8,414)	(3,058)	(2,893)
Other operating expense	(11,126)	(15,836)	(10,478)
Gain on disposal of a subsidiary	—	731	—
Share of profit from an associate	101	196	—
Interest income	544	594	465
Other operating income	6,315	7,514	717

Profit before income tax	132,079	107,397	81,060
Income tax expenses	(28,237)	(21,303)	(7,524)

Profit for the year	103,842	86,094	73,536
Other comprehensive income (loss) (1)	(6,224)	536	840

Total comprehensive income for the period/year	97,618	86,630	74,376

Basic earnings per share (in S$)	0.81 (2)	0.70	0.60
Diluted earnings per share (in S$)	0.81 (2)	0.70	0.60

Note:
(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.

(2)
On October 1, 2021, we completed our initial public offering of 19,358,957 ADSs, each representing one Class A ordinary share of TDCX, and, on October 12, 2021, the underwriters exercised their overallotment option in respect of 2,903,843 ADSs pursuant to the option granted to the underwriters to purchase additional ADSs. On August 26, 2021, we adopted the PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. On November 1, 2021, we issued awards to the first batch of participants of the PSP. We started recognizing the related equity-settled share-based payment expenses in the fourth quarter of 2021. Our earnings per share for the full year ended December 31, 2021 includes the equity-settled share-based payment expenses under the PSP. As of December 31, 2021, none of the awards have vested.

Comparison of Years Ended December 31, 2020 and 2021
Revenue
. Our revenues increased by 27.7% to S$555.2 million (US$410.7 million) for the year ended December 31, 2021 from S$434.7 million for the year ended December 31, 2020 primarily due to a 22.3% increase in revenue from providing omnichannel CX solutions and a 73.2% increase in revenues from providing sales and digital marketing services.

•
Our revenues from providing omnichannel CX solutions increased by 22.3% to S$346.6 million (US$256.4 million) for the year ended December 31, 2021 from S$283.4 million for the year ended December 31, 2020 primarily due to higher revenue from a key client in our digital advertising and media vertical arising from the expansion of its existing campaigns, and a sharp growth in business volumes from a fintech client. During the same period, these gains were partially offset by lower revenue from clients in the travel and hospitality sector due to continuous uncertainties in the travel industry caused by widespread outbreak of COVID-19 variants throughout the year.

•
Our revenues from providing sales and digital marketing services increased by 73.2% to S$114.7 million (US$84.9 million) for the year ended December 31, 2021 from S$66.2 million for the year ended December 31, 2020 primarily due to revenue generated from the expansion of campaigns for our key clients in our digital advertising and media vertical.

•
Our revenues from providing content monitoring and moderation services increased by 7.1% to S$85.9 million (US$63.5 million) for the year ended December 31, 2021 from S$80.2 million in the year ended December 31, 2020 primarily due to higher regional multilingual headcount required by a client in our digital advertising and media vertical.

•
Our revenues from our other service fees increased by 63.7% to S$8.0 million (US$5.9 million) for the year ended December 31, 2021 from S$4.9 million for the year ended December 31, 2020 primarily due to higher contribution from existing and new clients.

The following table sets forth our service provided by amount for the year ended December 31, 2021 and 2020.

	For the Full Year ended December 31,
	2021		2020
	US$’000	S$’000	US$’000	S$’000
Revenue by service
Omnichannel CX solutions	256,404	346,582	209,684	283,427
Sales and digital marketing	84,870	114,718	49,000	66,235
Content monitoring and moderation	63,543	85,890	59,310	80,170
Other business process services and other services	5,924	8,008	3,618	4,891

Total revenue	410,741	555,198	321,612	434,723

Employee Benefits Expense
. Our employee benefits expense increased by 31.7% to S$339.7 million (US$251.3 million) for the year ended December 31, 2021 from S$258.0 million for the year ended December 31, 2020 primarily due to the increase in employee headcount to support business volume, equity-settled share-based payment expense arising from the introduction, implementation of our maiden performance share plan (an employee share award plan) in November 2021 and general employee compensation adjustment with respect to individual employee performance and cost of living, talent retention and recruitment. Our average number of employees in 2021 increased 28.6% from 2020, which grew in tandem with higher business volume over the course of 2021 coupled with the commencement of new client campaigns.
Depreciation Expense
. Our depreciation expense increased by 20.5% to S$39.9 million (US$29.5 million) for the year ended December 31, 2021 from S$33.1 million for the year ended December 31, 2020 primarily due to depreciation on capital expenditure invested in new and expansion capacities in India, Colombia, Thailand and the Philippines to support the business growth. In addition, there was increased depreciation on fit-out renovations and right-of-use assets with respect to our new office property leases onboarded in Spain and Japan to replace the co-working space memberships occupied previously. The above increase was partially reduced by certain of our renovation and equipment assets being fully depreciated during the year.

Rental and Maintenance Expense
. Our rental and maintenance expenses decreased by 7.3% to S$9.8 million (US$7.3 million) for the year ended December 31, 2021 from S$10.6 million for the year ended December 31, 2020 primarily due to the termination of certain co-working space memberships in Japan and Spain.
Recruitment Expense
. Our recruitment expense increased by 36.0% to S$10.9 million (US$8.1 million) for the year ended December 31, 2021 from S$8.0 million for the year ended December 31, 2020 primarily due to increased expenses relating to higher referral and placement fees, higher expenses associated with immigration, work permits and onboarding for foreign employees induced by COVID-19-related procedural regulations implemented by governmental authorities of respective countries to support expanded campaigns in our Singapore, Japan, Thailand, Malaysia and Philippines offices.
Transport and Travelling Expense
. Our transport and travelling expense decreased by 2.9% to S$1.5 million (US$1.1 million) for the year ended December 31, 2021 from S$1.5 million for the year ended December 31, 2020.
Telecommunication and Technology Expense
. Our telecommunication and technology expense increased by 40.0% to S$8.8 million (US$6.5 million) for the year ended December 31, 2021 from S$6.3 million for the year ended December 31, 2020 primarily due to increased costs of telecommunications infrastructure and software licenses to cope with business volume expansion in existing and new campaigns.
Interest expense
. Our interest expense increased by 175.1% to S$8.4 million (US$6.2 million) for the year ended December 31, 2021 from S$3.1 million for the year ended December 31, 2020 primarily due to the interest and facility fees incurred on the S$252.7 million drawdown of a term loan credit facility on March 23, 2021. The loan has since been fully paid down on October 7, 2021.
Other Operating Expense
. Our other operating expenses decreased by 29.7% to S$11.1 million (US$8.2 million) for the year ended December 31, 2021 from S$15.8 million for the year ended December 31, 2020 primarily due to transaction costs associated with the initial public offering exercise that was aborted in April 2020 hence, expensed off in the year ended December 31, 2020, the forfeiture of upfront deposits paid by our subsidiary in Japan due to premature termination of the rental commitment and lower foreign exchange loss, offset by higher spending on professional and advisory fees.
Gain on Disposal of a Subsidiary
.
There was no disposal of any subsidiary in the year ended December 31, 2021. In the year ended December 31, 2020, we recognized a gain on disposal of a subsidiary of S$0.7 million related to the disposal of a dormant subsidiary in Indonesia.
Share of Profit from an Associate
. Our share of profit from an associate was insignificant for the year ended December 31, 2021 and for the year ended December 31, 2020.
Other Operating Income
. Our other operating income decreased by 16.0% to S$6.3 million (US$4.7 million) for the year ended December 31, 2021 from S$7.5 million for the year ended December 31, 2020 primarily due to lower government grants received by our Singapore subsidiaries in relation to the COVID-19 pandemic.
Profit Before Income Tax
. As a result of the foregoing, our profit before income tax increased by 23.0% to S$132.1 million (US$97.7 million) for the year ended December 31, 2021 from S$107.4 million for the year ended December 31, 2020.
Income Tax Expenses
. Our income tax expenses increased by 32.5% to S$28.2 million (US$20.9 million) for the year ended December 31, 2021 from S$21.3 million for the year ended December 31, 2020. The higher income tax expenses were mainly due to higher taxable profits from several key operating subsidiaries, higher dividend tax arising from increased distribution of taxable dividend in 2021 from several subsidiaries, and lower tax-exempt other income received by the Singapore operations in 2021 compared to 2020.
Profit for the Year
. As a result of the foregoing, our profit for the year increased by 20.6% to S$103.8 million (US$76.8 million) for the year ended December 31, 2021 from S$86.1 million for the year ended December 31, 2020.
Other Comprehensive Income
. Our other comprehensive income was a loss of S$6.2 million (US$4.6 million) for the year ended December 31, 2021, compared to a gain of S$0.5 million for the year ended December 31, 2020, primarily due to effects of exchange rate differences on translation of foreign operations.
Total Comprehensive Income for the Year
. As a result of the foregoing, our total comprehensive income for the year increased by 12.7% to S$97.6 million (US$72.2 million) for the year ended December 31, 2021 from S$86.6 million for the year ended December 31, 2020.

Comparison of Years Ended December 31, 2019 and 2020
Revenue
. Our revenues increased by 31.6% to S$434.7 million for the year ended December 31, 2020 from S$330.3 million for the year ended December 31, 2019 primarily due to a 30.4% increase in revenues from providing omnichannel CX solutions, a 41.4% increase in revenue from providing sales and digital marketing service, as well as a 30.3% increase in revenues from providing content monitoring and moderation services. In each case, the increase was primarily driven by increased demand for services from existing new economy clients.

•
Our revenues from providing omnichannel CX solutions increased by 30.4% to S$283.4 million for the year ended December 31, 2020 from S$217.3 million for the year ended December 31, 2019 primarily due to increased revenues from one of our largest clients from the expansion of existing campaigns in Singapore and the Philippines, which on a combined basis, contributed to a 157.1% increase in revenues from that client compared to 2019 revenue from that client. This includes campaigns which commenced in 2019 and were in effect for a full year in 2020. Furthermore, we also had increased revenues from another new economy client for services provided from our Malaysia delivery center, which contributed to an 202.4% increase in revenue from that client from 2019. In addition, we generated a 368.1% increase in revenues from a new economy client from 2019 that we onboarded from our Philippines and Japanese delivery centers in the fourth quarter of 2019, due to an increase in scale of these campaigns, as well as the full year effect of providing services to this client. During the same period, these gains were offset by a 13.2% decrease in revenue from clients in the travel and hospitality sectors (including from one of our largest clients), due to the disruptions in the travel industry caused by COVID-19, primarily with respect to services delivered out of our Philippines and Chinese service delivery locations.

•
Our revenues from providing sales and digital marketing services increased by 41.4% to S$66.2 million for the year ended December 31, 2020 from S$46.8 million for the year ended December 31, 2019 primarily due to revenue generated from the expansion of existing campaigns (i) for an existing new economy client from our Singapore office; and (ii) from the expansion of an existing new economy client campaign from our Malaysia office. Our revenue also increased due to the commencement of a new campaign for an existing client from our Beijing office.

•
Our revenues from providing content monitoring and moderation services increased by 30.3% to S$80.2 million for the year ended December 31, 2020 from S$61.5 million in the year ended December 31, 2019 primarily due to the continued expansion of existing content moderation campaigns for one of our largest clients from our Singapore and Thailand offices and the commencement of several new campaigns for this client in the fourth quarter of 2020 from our Thailand office.

•
Our revenues from our other service fees increased by 7.5% to S$4.9 million for the year ended December 31, 2020 from S$4.6 million for the year ended December 31, 2019 primarily due to increase in revenue earned from new projects from our existing clients.

Employee Benefits Expense
. Our employee benefits expense increased by 35.8% to S$258.0 million for the year ended December 31, 2020 from S$189.9 million for the year ended December 31, 2019 primarily due to an increase in employee headcount. Our average number of employees in 2020 increased 23.3% from 2019. The larger rate of increase in employee benefits expense as compared to our average headcount was due to expansion of our existing campaigns and commencement of new campaigns from our existing new economy clients, which had language and skill requirements that required us to hire higher-wage employees. Notwithstanding the overall increase in headcount and employee benefits expense, the decrease in activity of a number of campaigns, in particular with respect to the travel and hospitality sector, resulted in layoffs of agents engaged in such campaigns in the second and third quarter of 2020. Following these reductions in headcount, our overall headcount continued to increase as campaigns for clients in other sectors increased in activity throughout 2020.
Depreciation Expense
. Our depreciation expense increased by 34.4% to S$33.1 million for the year ended December 31, 2020 from S$24.6 million for the year ended December 31, 2019 primarily due to depreciation on right-of-use assets with respect to our property leases resulting from expansion of office space and/or new leases in Malaysia, the Philippines, Thailand, Shanghai, Colombia and India. In addition, there was increased depreciation on renovations and capital expenditures undertaken to support the growth of our business.
Rental and Maintenance Expense
. Our rental and maintenance expenses increased by 15.0% to S$10.6 million for the year ended December 31, 2020 from S$9.2 million for the year ended December 31, 2019 primarily due to increased physical co-working space required for our operations in Yokohama, Japan in 2019 as well as the cleaning and security costs and technology equipment installations in our new and expanded office spaces.

Recruitment Expense
. Our recruitment expense increased by 19.8% to S$8.0 million for the year ended December 31, 2020 from S$6.7 million for the year ended December 31, 2019 primarily related to our increase in employee headcount as our average number of employees in 2020 increased 23.3% from 2019. The increase in our recruitment expense was primarily due to increases in the number of our employees in the Philippines whom we hired to fulfill increased demand from our clients as we scaled up existing campaigns and commenced new campaigns and increased expenditure on immigration and work permits in Malaysia and the Philippines due to the increase in foreign employees situated in these offices.
Transport and Travelling Expense
. Our transport and travelling expense decreased by 27.8% to S$1.5 million for the year ended December 31, 2020 from S$2.1 million for the year ended December 31, 2019 primarily related to a decrease in travel as a result of COVID-19.
Telecommunication and Technology Expense
. Our telecommunication and technology expense increased by 39.4% to S$6.3 million for the year ended December 31, 2020 from S$4.5 million for the year ended December 31, 2019 primarily due to increased costs of telecommunications infrastructure and greater payments for software licenses as we expanded our business. In addition, our data usage significantly increased due to client preferences with respect to the retention of control of their customers’ information, which requires us to use more data to access customer information on our clients’ networks than if the customer information were stored on our own network.
Interest expense
. Our interest expense increased by 5.7% to S$3.1 million for the year ended December 31, 2020 from S$2.9 million for the year ended December 31, 2019 primarily due to an increase in interest expense on lease liabilities.
Other Operating Expense
. Our other operating expenses increased by 51.1% to S$15.8 million for the year ended December 31, 2020 from S$10.5 million for the year ended December 31, 2019 primarily due to transaction costs associated with the offering, an increase in professional fees and the forfeiture of upfront deposits paid by our subsidiary in Japan due to premature termination of the rental commitment in view of the planned relocation of the operations to its own-fitted office site in Yokohama scheduled by end of the second quarter of 2021. These increases were partly offset by reductions in realized and unrealized foreign exchange currency losses.
Gain on Disposal of a Subsidiary
. Our gain on disposal of a subsidiary increased by 100.0% to S$0.7 million for the year ended December 31, 2020 due to the disposal of a subsidiary in Indonesia during the year.
Share of Profit from an Associate
. Our share of profit from an associate increased by 100.0% to S$0.2 million for the year ended December 31, 2020 due to recognition of the share of profit from an associate in Hong Kong during the year.
Other Operating Income
. Our other operating income increased by 948.0% to S$7.5 million for the year ended December 31, 2020 from S$0.7 million for the year ended December 31, 2019 primarily due to an increase in government grant and credit scheme subsidies in Singapore, the most significant of which relates to the Jobs Support Scheme, which contributed to an S$5.3 million increase.
Profit Before Income Tax
. As a result of the foregoing, our profit before income tax increased by 32.5% to S$107.4 million for the year ended December 31, 2020 from S$81.1 million for the year ended December 31, 2019.
Income Tax Expenses
. Our income tax expenses increased by 183.1% to S$21.3 million for the year ended December 31, 2020 from S$7.5 million for the year ended December 31, 2019. The rate of increase in income tax expenses was higher than the 32.5% increase in profit before tax because of the expiration of tax incentives in Malaysia in January 2020, which resulted in our Malaysian office paying standard corporate tax rates in 2020, as well as an increase in taxable profit generated from Singapore.
Profit for the year
. As a result of the foregoing, our profit for the year increased by 17.1% to S$86.1 million for the year ended December 31, 2020 from S$73.5 million for the year ended December 31, 2019.
Other Comprehensive Income
. Our other comprehensive income was S$0.5 million in 2020, compared to S$0.8 million in 2019, primarily due to effects of exchange rate differences on translation of foreign operations.
Total Comprehensive Income for the Year
. As a result of the foregoing, our total comprehensive income for the year increased by 16.5% to S$86.6 million for the year ended December 31, 2020 from S$74.4 million for the year ended December 31, 2019.

Key Financial and Operating Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our financial and operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.
The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2021	2020	2019
Revenue (S$ thousands)	555,198	434,723	330,265
Profit for the year (S$ thousands)	103,842	86,094	73,536
EBITDA (S$ thousands) (1)	179,802	142,926	108,087
Adjusted EBITDA (S$ thousands) (1)	185,006	142,926	108,087
Net profit margin (%)	18.7	19.8	22.2
EBITDA margin (%) (1)	32.4	32.9	32.7
Adjusted EBITDA margin (%) (1)	33.3	32.9	32.7
Number of clients (2)	52	38	38
Debt (bank loans) (S$ thousands)	16,810	40,306	34,421

Notes:
(1)
“EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See “—Non-IFRS Financial Measures” for information regarding the limitations of using such non-IFRS financial measures.

(2)	As of the end of the year or period.
Non-IFRS Financial Measurements
EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations. “EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year/period before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. The Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.
While the Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.
TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

	For the Year Ended December 31,
	2021			2020		2019
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)

	(in thousands, except percentages)
Revenue	410,741	555,198	—	434,723	—	330,265	—
Profit for the year and net profit margin	76,823	103,842	18.7	86,094	19.8	73,536	22.2
Adjustments:
Depreciation expense	29,484	39,853	7.2	33,065	7.6	24,599	7.4
Income tax expenses	20,889	28,237	5.1	21,303	4.9	7,524	2.3
Interest expense	6,225	8,414	1.5	3,058	0.7	2,893	0.9
Interest income	(402)	(544)	(0.1)	(594)	(0.1)	(465)	(0.1)

EBITDA	133,019	179,802	32.4	142,926	32.9	108,087	32.7
Adjustment:
Equity-settled share-based payment expense	3,850	5,204	0.9	—	—	—	—
Adjusted EBITDA	136,869	185,006	33.3	142,926	32.9	108,087	32.7

The translation of Singapore Dollar amounts into United States Dollar amounts for the consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3517 to US$1.00, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

B.	Liquidity and Capital Resources.
Capital Resources
Our primary sources of liquidity are cash flows generated from operating activities and borrowings under our credit facilities. As of December 31, 2021, we had S$313.1 million (US$231.7 million) of cash and cash equivalents, S$8.9 million (US$6.6 million) of fixed deposits and S$0.5 million (US$0.3 million) of pledged deposits out of which S$1.9 million (US$1.4 million) is used to secure the facilities described below.
Our cash needs are primarily for the funding of capital expenditures and working capital.
We incur capital expenditures primarily for the expansion of offices, including for fixtures and furnishings for both new offices and existing offices. During the years ended December 31, 2019, 2020 and 2021, we incurred capital expenditures of S$29.0 million, S$18.2 million and S$23.3 million, respectively. We principally fund our capital expenditures through internally generated cash from operations.
Our primary working capital requirements arise typically from the timing gap between our payroll-related obligations, office and equipment lease, statutory payments and contributions, bills for capital expenditures and the invoicing and collection of fee income from our clients.
We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with our current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or issue equity to finance any such acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facilities, we may be subject to additional contractual restrictions on our business and exposed to interest fluctuations in the financial market.

Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended December 31,
	2021	2020	2019

			(Restated)
	(S$ in thousands)
Net cash from operating activities	103,825	130,484	76,044
Net cash used in investing activities	(44,139)	(23,682)	(27,627)
Net cash used in financing activities	199,644	(83,274)	(36,655)

Net increase in cash and cash equivalents	259,330	23,528	11,762
Effect of exchange rate changes on balance of cash held in foreign currencies	(5,990)	359	185
Cash and cash equivalents at the beginning of the period/year	59,807	35,920	23,973

Cash and cash equivalents at the end of the period/year	313,147	59,807	35,920

Net cash from operating activities
Net cash from operating activities in the year ended December 31, 2021 was S$103.8 million (US$76.8 million), primarily comprising profit before income tax of S$132.1 million, adjusted for non-cash items including depreciation expense of S$39.9 million, equity-settled share-based payment expense of S$5.2 million and interest expense of S$8.4 million, an increase in other payables of S$4.5 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand for workforce and other operating requirements, partially offset by; an increase in trade receivables of S$57.0 million that was due to an increase in our revenue and a payment of income taxes of S$25.7 million.
Net cash from operating activities in the year ended December 31, 2020 was S$130.5 million, primarily comprising profit before income tax of S$107.4 million, adjusted for non-cash items including depreciation expense of S$33.1 million; a decrease in trade receivables of S$19.1 million primarily due to a shorter collection period of outstanding trade receivables as a result of closer credit controls to cope with the COVID-19 pandemic situation and an increase in other payables of S$9.5 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand on staffing and other operating requirements, partially offset by an increase in contract assets of S$20.1 million, consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$5.0 million related to government grants and credit scheme subsidies in Singapore and deposits paid to landlords and contracts for the lease and fit out of new office space.
Net cash from operating activities in the year ended December 31, 2019 was S$76.0 million, primarily comprising profit before income tax of S$81.1 million, adjusted for non-cash items including depreciation expense of S$24.6 million; an increase in trade receivables of S$27.2 million primarily due to an increase in our revenue, an increase in contract assets of S$7.7 million, consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$3.2 million related to deposits paid to landlords and contracts for the lease and fit out of new office space and prepayment of professional fees, partially offset by an increase in other payables of S$9.8 million primarily related to accrued employee benefit expense and accrued professional fees.
Net cash used in investing activities
Net cash used in investing activities in the year ended December 31, 2021 was S$44.1 million (US$32.6 million), primarily comprising of S$20.6 million for the expansion of our office space and S$1.3 million increase in fixed deposit placements, partially offset by a decrease of S$1.9 million in pledged deposits, relating to our credit facility with OCBC.
Net cash used in investing activities in the year ended December 31, 2020 was S$23.7 million, primarily comprising of S$17.3 million for the expansion of our office space and S$6.9 million for an increase in fixed deposit placements, relating to our credit facility with OCBC, partially offset by S$0.8 million from repayment of loan from an associate.
Net cash used in investing activities in the year ended December 31, 2019 was S$27.6 million, consisting primarily of S$25.9 million for the expansion of our office space, S$0.8 million for investment in other financial assets and S$0.8 million for an increase in fixed deposit placements, relating to our credit facility with OCBC.

Net cash from financing activities
Net cash from financing activities in the year ended December 31, 2021 was S$199.6 million (US$147.7 million), primarily consisting of S$502.4 million proceeds from issuance of new shares, S$252.7 million from the drawdown of bank loans, partially offset by S$276.6 million related to the repayment of bank loans, and $252.0 million related to a distribution to our Founder.
Net cash used in financing activities in the year ended December 31, 2020 was S$83.3 million, primarily consisting of S$73.5 million for dividends paid, S$14.2 million for repayment of lease obligations and S$6.1 million related to the repayment of a bank loan, partially offset by S$12.0 million in proceeds from the drawdown of a bank loan.
Net cash used in financing activities in the year ended December 31, 2019 was S$36.7 million, primarily consisting of S$17.0 million for dividends paid, S$10.5 million from the repayment of a loan to one of our directors, S$11.6 million for repayment of lease obligations and S$6.1 million related to the repayment of a bank loan, partially offset by S$10.0 million in proceeds from the drawdown of a bank loan.

C.	Research and development, patents and licenses, etc.
Research and development
See “Item 4. Information on the Company—B. Business Overview—Innovation and Development.”
Intellectual Property
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend information.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that management believes to be reasonable under the circumstances.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. Some of our accounting policies require higher degrees of judgment than others in their application.
We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this annual report. For more information on our policies with respect to financial assets and financial liabilities, see Note 3 of our Consolidated Financial Statements.

Revenue Recognition
We measure our revenue based on the consideration specified in a client contract and statement of work with a client. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client. We primarily enter into master service agreements, with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain key performance indicators. Based on the transaction price as set up in the agreement for each performance obligation, we will invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deduction based on whether the Company meets (or the failure to meet) certain key performance indicators (where applicable) during that month. In general, we invoice our clients within five to 30 days from end of the month and receive payment within 30 to 90 days from the invoice dates. Revenues from omnichannel CX solutions, sales and digital marketing, content monitoring and moderation, and workspace and payroll services are recognized over time when the performance obligation under our client agreements and statements of work, are satisfied. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable. A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Company invoices the clients prior to satisfying the performance obligations. Our contracts do not include a significant financing component.
The Company incurs certain costs such as personnel and travel costs, hiring, onboarding and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with clients. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a client if the costs are not within the scope of another IFRS standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify;

•	the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.
The Company recognizes costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up costs to fulfil a contract include capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16 Property Plant and Equipment and IFRS 16
Leases
.
Leases
We lease the premises where we operate our business. We assess whether a contract is or contains a lease, at inception of the contract. We recognize a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, we recognize the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
Our lease liability is initially measured as the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease, as the interest rate implicit in the lease are not readily determined, we use the incremental borrowing rate. Our incremental borrowing rate is determined based on interest rate of our bank loan if we would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.
Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. We remeasure the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever we incur an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized to the extent that the costs relate to a right-of-use asset.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that we expect to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The right-of-use assets are presented as a separate line in the consolidated statement of financial position.
We apply IAS 36
Impairment of Assets
to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss. For the years ended December 31, 2019, 2020 and 2021, we did not record any impairment related to our right-of-use assets.
Contract Assets
Unbilled receivables are balances owed by our clients that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the client.
We recognize unbilled receivables based on the rate as set up in the agreement and hours incurred at month end. The final billing is subject to discussion and agreement with clients on any fee adjustments based on attainment or failure to meet campaign key performance metrics (where applicable) and hence, may cause actual billing to differ from unbilled receivables.
Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting condition.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on our estimate of the number of equity instruments that will eventually vest. At each reporting date, we revise our estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

In determining the fair value of the share awards, the Monte Carlo simulation model was applied. The key assumptions used to determine the fair value of the share awards at the grant dates were as follows:

2021
Expected volatility	29.0%
Expected term	0.45 to 3.45 years
Risk free rate	0.1% - 0.9%
Expected dividend yield	Nil
Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. During the year ended December 31, 2021, we recorded equity-settled share-based payment expenses of S$5.2 million.
Recently Issued Accounting Pronouncements
For a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

A.	Directors and executive officers.
The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this annual report. The current business address of each of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore 469004.

Directors and Executive Officers	Age	Position/Title
Directors:
Mr. Laurent Junique	56	Executive Chairman and Chief Executive Officer (CEO)
Mr. Tze Neng Chin	54	Chief Financial Officer (CFO) and Director
Mr. Edward Goh	45	EVP Corporate Development and Director
Mr. Chia Ling Koh	50	Independent Director
Ms. Yee Peng Tan	48	Independent Director

Executive Officers (1) :
Mr. Tony Bruno	60	EVP Business Strategy
Ms. Sophie Chelmick	46	SVP EMEA
Mr. Andy Cranshaw	60	SVP Learning & Development
Mr. Byron Fernandez	45	EVP Malaysia & India & Group Chief Information Officer (CIO)
Mr. Chee Gay Lim	52	Group Chief Human Resources Officer (CHRO)
Mr. Michael Pan	41	SVP Digital Innovation
Ms. Angie Tay	46	EVP Singapore, Thailand, China and Korea & Group Chief Operating Officer (COO)
Mr. Ricart Valvekens	41	EVP Philippines & the Americas & Group Chief Client Solutions Officer (CCSO)

Note:
(1)	Other than directors who are also executive officers.
A description of the business experience and present position of each director and executive officer is provided below:
Directors
Laurent Junique
founded the business that developed into the Company in Singapore in 1995 and is one of the pioneers in the industry in Asia with over 26 years of outsourcing experience. He ensures that the Company delivers innovative solutions that have a profound impact on clients’ businesses. Mr. Junique leveraged his unified vision to grow our Company into one of the global leading outsourced business services providers and trusted customer experience partner to some of the world’s most valuable brands. Mr. Junique emerged as one of the leading voices in the global business process outsourcing industry when he received the 2018 Ernst & Young Entrepreneur of the Year—Outsourced Solutions Award. Prior to founding our Company, Mr. Junique worked as a managing director at Phone Communication Pte Ltd. Mr. Junique has a bachelor’s degree in marketing from E.S.A.E/E.S.I.A.E Paris.

Tze Neng Chin
has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005 and as a director since April 2021. He is responsible for operational areas of accounting and finance, treasury, taxation, general insurance matters of the Company. His work also includes managing the budgeting and forecasting of our Company’s financial performance for the board of directors and shareholders’ iteration. Mr. Chin’s initial accounting career was with Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining our Company, Mr. Chin worked at a German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree holder from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practicing Accountant by the Australian Society of Certified Practicing Accountants on November 30, 1994.
Edward Goh
has served as our EVP Corporate Development since 2017 and as a director since April 2021. He is responsible for strategic decisions to grow and restructure our businesses as well as establish strategic partnerships, and achieve optimal value creation for the organization. Prior to joining us in 2017, he worked for Bank Julius Baer as Managing Director Senior Advisor in the investment finance team. He has 15 years of experience in corporate finance, strategy research and credit. Since joining our Company in 2017, Mr. Goh has worked closely with the CEO and other executive officers to enhance ownership structure, create access to funding options, and support expansion plans into new markets. Edward earned his Bachelor of Business degree from Nanyang Technological University in 2000 and his Master of Business Administration degree from Imperial College, London in 2003. He is also a Chartered Financial Analyst.
Chia Ling Koh
has served as an independent non-executive director on our board of directors since September 2021. He also serves in the position of Managing Director for the Singapore law practice OC Queen Street LLC, a member firm of Osborne Clark and previously was a partner at Bird & Bird ATMD LLP from 2006 to July 2016. Mr. Koh earned his Bachelor of Laws degree from the University of London in 1996 and Master of Laws in Media, Communication and Information Technology from the University of New South Wales in 2000. Mr. Koh also has a Master of Technology in Knowledge Engineering degree from the National University of Singapore, which he earned in 2004.
Yee Peng Tan
has served as an independent non-executive director on our board of directors since September 2021. She also serves as a director on the board of directors of Vanguard Health Fund Limited, 1FSS Pte Ltd and Hercules Pte Ltd. Ms. Tan also previously worked at KPMG LLP as a partner where she led the healthcare and biomedical sciences practice and managed an audit portfolio of numerous entities listed on the Singapore Exchange Securities Trading Limited (SGX-ST). Ms. Tan also served as an adjunct associate professor at Nanyang Technological University (Nanyang Business School) from 2009 to 2018. Ms. Tan earned her Bachelor of Accountancy degree from Nanyang Technological University in 1995.
Executive Officers
Laurent Junique
has served as our CEO since 1995. For further information, see “—Directors.”
Tony Bruno
has served as EVP Business Strategy since October 2017 and has also previously served as our EVP North Asia. He is responsible for developing and implementing business strategies across our Company. Prior to joining us, he was the Head of International Operations at 24/7 Intouch, overseeing all non-Americas operations, business and development opportunities. Prior to that he led PCCW Teleservices as their Executive Director overseeing PCCW Teleservices businesses in all locations. He previously held various roles in general management, sales, marketing and operations. Mr. Bruno obtained his degree from the University of Manchester in Math and Physics in 1983.
Sophie Chelmick
has served as our SVP Spain since October 2018 and has recently been named as SVP EMEA. She is responsible for launching the TDCX business in Spain and Romania. She has over 15 years of experience in managing Pan-European customer operations that positively impact business results for clients. She achieves this by building great relationships with her clients at all levels while in parallel building and supporting talented operational teams who consistently produce ambitious sales, productivity and quality results. Prior to joining us in 2018, she worked for CPM International, part of the Omnicom Group as their Business Unit Director for Key European Accounts. She earned her degree from University of London in 1997 and her post-graduate degree from University of Aberdeen in 2000. She is also a COPC certified practitioner.
Tze Neng Chin
has served as our Chief Financial Officer (formerly referred to as “Group Finance Director”) since May 2005. For further information, see “—Directors.”

Andy Cranshaw
joined our Company as SVP Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of our Company’s training practice as we create a Global Learning and Development culture that will differentiate our Company both as an employer and as a partner for our clients. Andy is a well-respected educator in customer experience and contact center management and before joining our Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, over 20 of which have been spent in Southeast Asia and has personally delivered hundreds of training programs for Contact Center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.
Byron J. Fernandez
has served as our EVP Malaysia since September 2014 and our Group Chief Information Officer since January 2019. Additionally, in March 1, 2020, Mr. Fernandez assumed responsibility as EVP for India. In 2019, his role was expanded to serve as our Chief Information Officer and he is now responsible for information technology deployments globally. Prior to joining us in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Byron earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Byron is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Byron has over 20 years of experience in the outsourcing industry.
Chee Gay Lim
joined our Company in 2017 as Chief Human Resources Officer for Malaysia before promoted to Group Chief Human Resources Officer in March 2021. Chee Gay has more than 20 years of experience in human resources, manufacturing, information technology, and supply chain management. He has held management and board positions at country and regional levels and managed teams in the US, Europe, and Asia. He has a specific expertise in group-level human resources transformation, employer branding, digitalization of human resources processes, leadership development, building diversity and inclusion culture and operational excellence for sustainable growth. Chee Gay has been named the Top 101 Fabulous Global Tech Human Resources Leaders by the CHRO (Chief Human Resource Officers) Board in 2020, Top 100 Human Resources Leaders with CSR Initiatives by the World HRD Congress in 2019, National Human Resources Leader of the Year by the Malaysia Institute Human Resources Management in 2018 and Human Resources Professional of the Year by the World Congress HRD in 2017. He is also certified in Six Sigma Black Belt, Lean, Design Thinking, COPC, and Associate, Life Management InstituteTM. He graduated from University Science Malaysia with Bachelor of Applied Science (Hons) in 1994. He is Malaysia Lifesaving Sports Coach and Malaysia l Lifesaving Society Chief Examiner while actively involved in water drowning prevention CSR activities across the country.
Edward Goh
has served as our EVP Corporate Development since 2017. For further information, see “—Directors.”
Michael Pan
joined our Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to SVP for Digital Innovation, where he oversees TDCX’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as artificial intelligence, augmented and virtual reality, machine learning, finance technology, and internet of things. Michael sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Michael also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was also one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Michael graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007.
Angie Tay
has been with our Company since 2004. Ms. Tay has served as our EVP China and Korea since April 1, 2022 and our EVP Singapore & Thailand since October 2018. Angie was appointed to the position of Group Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in four countries. She has more than 20 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining us in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Angie earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is also the Vice Chairman of the Contact Center Association of Singapore and a member in the Total Defence Awards Evaluation Board (2017 to 2020). Ms. Tay is also a member of Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2020).
Ricart Valvekens
has served as our Chief Client Solutions Officer since 2022, our EVP for the Americas in 2020 and our EVP Philippines since 2015. He is responsible for overall operations in the Philippines. Prior to joining us, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Ricart earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Ricart has 15 years of customer experience and outsourcing industry experience.

There are no family relationships among any of our directors or executive officers.

B.	Compensation.
Compensation of Directors, Executive Officers and Certain Employees
The compensation for each of our executive officers comprises base salary, discretionary bonus, equity compensation, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors, executive officers and certain employees listed in the table contained in “—E. Share ownership” for the year ended December 31, 2021 was S$18.0 million
.
Employment Agreements and Indemnification Agreements
Save as disclosed elsewhere in this annual report, none of our directors has entered into service agreements with our Company or any of our subsidiaries that provides for benefits upon termination of employment.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.
Performance Share Plan
On August 26, 2021, we adopted the TDCX Performance Share Plan, or our PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,288,140 shares. We have awarded 1,508,855 shares under the TDCX Performance Share Plan to certain of our employees, officers, executive directors and consultants.
Eligibility
. We may award Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants provided that such person, on the date of the award, is at least 21 years of age.
Release of Shares
. Class A ordinary shares or ADSs awarded under the PSP and in connection with a share award may be released and delivered to a plan participant based on certain performance criteria being satisfied over any performance period as prescribed pursuant to the PSP (and to the extent that such performance criteria has been satisfied) and certain other conditions being met. These conditions include no misconduct by such person prior to the release of any Class A ordinary shares or ADSs pursuant to an award; there has been no winding up of the Company due to insolvency; or termination (subject to customary exceptions). A committee comprising certain members of our board of directors, or the PSP Committee, is responsible for administering the PSP and has the discretion to release or determine any award lapsed in the case of certain conditions, which include, among others, a transfer of beneficial ownership of an award due to a bankruptcy of a plan participant, the death or disability of a participant (and in such case the disability results in the participant no longer being employed by the Company), or any other event approved by such PSP Committee.
Transfer Restrictions
. Class A ordinary shares or ADSs awarded to any person are subject to certain limitations on transfer. The Class A ordinary shares or ADSs awarded under the PSP shall not be transferred, charged, assigned, pledged, or otherwise disposed of, in whole or in part, during any retention period determined by the PSP Committee (except to the extent set out in any award letter or as determined by the PSP Committee, in its sole discretion).
Termination of the Scheme
. The PSP remains in force at the discretion of the PSP Committee, subject to a maximum period of 10 years from the date of the adoption. The termination of the scheme shall not affect Class A ordinary shares or ADSs that have been awarded in accordance with the plan, whether or not such shares have vested.

The following table summarizes, as of March 31, 2021, the Class A ordinary shares granted under the TDCX Performance Share Plan, excluding any Class A ordinary shares that were forfeited or cancelled after the relevant grant dates.

Name	Class A ordinary shares awarded (1)	Date of Grant
Mr. Tze Neng Chin	*	November 1, 2021
Mr. Edward Goh	*	November 1, 2021
Mr. Tony Bruno	*	November 1, 2021
Ms. Sophie Chelmick	*	November 1, 2021
Mr. Andy Cranshaw	*	November 1, 2021
Mr. Byron Fernandez	*	November 1, 2021
Mr. Chee Gay Lim	*	November 1, 2021
Mr. Michael Pan	*	November 1, 2021
Ms. Angie Tay	*	November 1, 2021
Mr. Ricart Valvekens	*	November 1, 2021
Ms. Meera Karmakar	*	November 1, 2021
Ms. Wong Ping Soon	*	November 1, 2021
Ms. Shetal Doshi	*	November 1, 2021
Mr. Ben Sun	*	November 1, 2021
All directors, executive officers and certain employees as a group	1,508,855	November 1, 2021

*	Each of these directors, executive officers and certain employees beneficially own less than 1% of our total outstanding shares as of March 31, 2022.
(1)	Represents unvested restricted Class A ordinary shares.
In the future, we may expand the PSP to include the award of Class A ordinary shares, ADSs, options or other incentives to include further categories of employees, whether issued out of the ADS approved for distribution under the PSP or through additional Class A ordinary shares or ADS reserved for this purpose.

C.	Board Practices.
Board of Directors
Our board of directors consists five directors, of whom two are independent. Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE.
Our directors do not have fixed terms of office. Directors can be appointed and removed or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board of directors by the affirmative vote of a simple majority of the directors present and voting at a meeting of the board of directors. A director is not required to hold any shares in our Company to qualify to serve as a director.
Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Board Committees
Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under the Corporate Governance Rules of the New York Stock Exchange. As such, we rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not independent directors, our Audit Committee comprises of two members, and our Compensation Committee and our Nominating and Corporate Governance Committee is not comprised entirely of independent directors.

Audit Committee
The Audit Committee comprises of Ms. Yee Peng Tan and Mr. Chia Ling Koh. Ms. Yee Peng Tan is chairman of the Audit Committee. Our board of directors has determined that each member of the Audit Committee satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Ms. Yee Peng Tan qualifies as an audit committee financial expert within the meaning of the SEC rules.
The Audit Committee’s responsibilities include:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•
reviewing and discussing with the Board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including any initiatives or major litigation or investigations against us that may have a material impact on our financial statements, and assessing our risk management, compliance procedures;

•	reviewing the activities and organization structure of the internal audit function and advising on the selection and removal of the internal audit head; and

•
approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy, as adopted by our board of directors.

Compensation Committee
The Compensation Committee comprises of Mr. Laurent Junique and Ms. Yee Peng Tan. Mr. Laurent Junique is chairman of the Compensation Committee. Our board of directors has determined that Ms. Yee Peng Tan satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Under SEC and NYSE rules, there are heightened independence standards for members of the Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, Ms. Yee Peng Tan meets this heightened standard. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. As a member of the Compensation Committee, our chief executive officer may be present at any committee meeting during which his compensation is deliberated upon.
The Compensation Committee’s responsibilities include:

•	identifying, reviewing and proposing policies relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of the executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•
determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee comprises of Mr. Laurent Junique and Mr. Chia Ling Koh. Mr. Laurent Junique is chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become members of our board of directors and executive officers consistent with criteria established by our board of directors and in developing our corporate governance principles.

The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board of directors; and

•	developing and recommending to the board our rules governing the board, reviewing and assessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

D.	Employees.
Employees by Geographic Location of Office Providing Services
The following table sets out the number of our total employees by the geographic location of the office providing services or conducting operations.

	As of December 31,
	2021	2020	2019
Singapore	1,454	1,278	1,099
Philippines	5,750	4,692	3,542
Malaysia	4,201	3,102	2,552
Thailand	2,363	1,633	1,180
China	390	284	580
Japan	359	295	233
Spain	108	59	28
India	34	—	—
Colombia	32	8	—
Romania	3	—	—
South Korea	12	—	—

Total	14,706	11,351	9,214

The delivery center location out of which the Company provides services (and from where our employees and agents provide services) does not correlate consistently to the location of the customers of the Company’s clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which the Company provides services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of the Company’s clients may access the Company’s services from various geographies and not just the location of their residence.
We hire primarily permanent employees for our campaigns, though we may hire temporary employees on fixed-term contracts. We do not match employee contract durations to campaign duration and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.
As of the date of this annual report, our workforce in Spain was under the Spanish telemarketing industry’s collective bargaining agreement.

Retention, Employee Engagement and Compensation
Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a one-day induction program, conducted by our team of engagement champions. Our induction program is also available online for new employees working from home. The program introduces new hires to our Company’s history, mission, vision and values and promotes the formation of friendships among the new hires. This, in turn, helps to increase employee experiences and retention.
We monitor employee engagement through weekly surveys that are conducted through our Flash Pulse platform, a practice that was started in 2020. We asked five matrix questions each week, making it easy to complete which resulted in a higher participation rate as compared with previous more comprehensive bi-annual surveys. The insights from the surveys enable our management to understand and to address concerns of our employees quickly. The increased frequency and the broad range of topics covered over time has provided us with more timely feedback and a comprehensive understanding of our workforce, thus enabling us to develop actionable plans to address any gaps.
We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content monitoring and moderation teams to help them deal with the particular stresses of content monitoring and moderation. We deployed digital employee assistance program and mental health digital coaching platform to our employees in 2021.
In 2021, we launched our Career Ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating country has a dedicated career coach, with whom employees can schedule 1-on-1 coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX.
We pay our employees on a fixed salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and food and refreshments at our physical offices.
In August 2021, we adopted the TDCX Performance Share Plan to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the company’s success. It is also to align the interests of employees, consultants, non-employee directors and executive directors with the interests of the shareholders of the Company.

E.	Share Ownership.
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2022, for:

•	each of our directors, executive officers and certain employees; and

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares or Class B ordinary shares.
For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors, Executive Officers and Certain Employees: (1)
Mr. Laurent Junique (2)	166,000	123,500,000	84.0	98.1
Mr. Tze Neng Chin	*	*	*	*
Mr. Edward Goh	*	*	*	*
Mr. Chia Ling Koh	*	*	*	*
Ms. Yee Peng Tan	*	*	*	*
Mr. Tony Bruno	*	*	*	*
Ms. Sophie Chelmick	*	*	*	*
Mr. Andy Cranshaw	*	*	*	*
Mr. Byron Fernandez	*	*	*	*
Mr. Chee Gay Lim	*	*	*	*
Mr. Michael Pan	*	*	*	*
Ms. Angie Tay	*	*	*	*
Mr. Ricart Valvekens	*	*	*	*
Ms. Meera Karmakar	*	*	*	*
Ms. Wong Ping Soon	*	*	*	*
Ms. Shetal Doshi	*	*	*	*
Mr. Ben Sun	*	*	*	*
All of our directors, executive officers and certain employees as a group	1,674,855	123,500,000	85.0	98.2
Principal:
Transformative Investments Pte Ltd (2)	—	123,500,000	83.9	98.1
FMR LLC (3)	2,226,280	—	1.5	0.2
JPMorgan Chase & Co. (4)	1,220,473	—	0.8	0.1
Goldman Sachs Asset Management (5)	2,043,175	—	1.4	0.2
WCM Investment Management, LLC (6)	1,688,792	—	1.1	0.1
Morgan Stanley Entities (7)	1,439,706	—	1.0	0.1

Notes:
*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2022, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2022.

††
For each person and group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.

(1)	Except as otherwise indicated below, the business address of our directors and executive officers is 750D Chai Chee Road, #06-01/06 ESR BizPark @ Chai Chee, Singapore, Singapore 469004.
(2)
Represents (i) 166,000 Class A ordinary shares directly held by Laurent Junique’s spouse and (ii) 123,500,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares directly held by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. The registered address of Transformative Investments Pte Ltd is Offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)
Information is based on a Schedule 13G filed with the SEC on March 9, 2022 by FMR LLC and Abigail P. Johnson. FMR LLC reported sole voting power over 2,226,280 ADSs, each representing one Class A ordinary share, and sole dispositive power over 2,226,280 ADSs. Abigail P. Johnson is a director, the chairman and the chief executive officer of FMR LLC. Abigail P. Johnson may be deemed to have beneficial interests in the shares beneficially owned by FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4)
Information is based on a Schedule 13G filed with the SEC on January 28, 2022 by JPMorgan Chase & Co.. JPMorgan Chase & Co. reported sole voting power over 1,220,473 ADSs, each representing one Class A ordinary share, and sole dispositive power over 1,220,473 ADSs. The address of JPMorgan Chase & Co. is 383 Madison Avenue, New York, NY 10179.

(5)
Information is based on a Schedule 13G filed with the SEC on January 31, 2022 by Goldman Sachs Asset Management, L.P., together with GS Investments Strategies, LLC, “Goldman Sachs Asset Management”. Goldman Sachs Asset Management reported shared voting power over 1,832,299 ADSs, each representing one Class A ordinary share, and shared dispositive power over 2,043,175 ADSs. The address of Goldman Sachs Asset Management is 200 West Street, New York, NY 10282.

(6)
Information is based on a Schedule 13G filed with the SEC on February 10, 2022 by WCM Investment Management, LLC. WCM Investment Management, LLC reported sole voting power over 1,688,792 ADSs, each representing one Class A ordinary share, and sole dispositive power over 1,688,792 ADSs. The address of WCM Investment Management, LLC is 281 Brooks Street, Laguna Beach, California 92651.

(7)
Information is based on a Schedule 13G filed with the SEC on February 11, 2022 by Morgan Stanley and Morgan Stanley Investment Management Company (“Morgan Stanley Entities”). The Morgan Stanley Entities reported shared voting power over 1,439,706 ADSs, each representing one Class A ordinary share, and shared dispositive power over 1,439,706 ADSs. Morgan Stanley is the parent holding company of Morgan Stanley Investment Management Company and the shares beneficially owned by Morgan Stanley may be deemed to be beneficially owned by Morgan Stanley Investment Management Company, a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley is 1585 Broadway New York, NY 10036. The address of Morgan Stanley Investment Management Company is #16-01 Capital Square 23 Church Street, Singapore.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares. As of March 31, 2022, our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary and the beneficial owners described above, we are not aware of any shareholder being a United States citizen or an entity incorporated in the United States as of March 31, 2022. To our knowledge, as of March 31, 2022, none of our directors and executive officers are residents of the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
For certain information as of March 31, 2021 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our Performance Share Plan, see “Item 6. Directors, Executive Officers and Employees—B. Compensation—Performance Share Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.
See “Item 6. Directors, Executive Officers and Employees—E. Share Ownership.”

B.	Related Party Transactions.
The following is a description of related party transactions we have entered into since January 1, 2021.
Credit Suisse Facility
On March 16, 2021, we entered into a term loan credit facility agreement with Credit Suisse AG, as amended by an amendment agreement dated May 21, 2021 and as may be amended from time to time thereby. The credit facility provides for borrowings in an aggregate amount of S$252.0 million (US$188.0 million). Contemporaneous with TDCX’s acquisition of our Founder’s shareholder interests in TDCX KY, we drew upon the credit facility on March 23, 2021. Subsequently, we paid the proceeds of S$252.0 million to our Founder for the purchase of his interests in TDCX KY. This term loan credit facility has been fully repaid.
All of our obligations under our term loan credit facility agreement are guaranteed by TDCX Holdings and TDCX KY and secured by a mortgage of our Principal Shareholder’s shares in TDCX Inc., TDCX Inc.’s shares of TDCX KY and TDCX KY’s shares in TDCX Holdings. Additionally, our Founder is required to maintain an amount equal to 80% of the amount outstanding under the facility deposited in a collateralized bank account with Credit Suisse AG, which shall accrue interest at a rate equal to the rate accrued on borrowings under the facility minus 100 basis points, until, among others, repayment of the facility. We are also required to maintain an interest reserve account and an equity cure account with Credit Suisse AG. Our term loan credit facility agreement contains a number of covenants that, among other things, impose certain restrictions on our ability, subject to certain exceptions, to:

•	create or permit any security over our assets or the assets of our subsidiaries;

•	be a creditor to any financial indebtedness;

•	substantially change the general nature of our business;

•	declare, make or pay any dividend or other distribution; and

•
issue any shares or grant to any person any conditional or unconditional options, warrant or other right to call or otherwise acquire any of our shares or shares of our subsidiaries except in connection with the initial public offering of shares in our Company.

Our facility agreement contains financial covenants including: (a) maintaining a ratio of EBITDA to finance charges of not less than 6:1 for a trailing 12-month period at the end of each financial year and quarter; and (b) maintaining a ratio of total net debt to EBITDA of not more than 2:1 for a trailing 12-month period at the end of each financial year and quarter.
Employment Agreements and Indemnification Agreements
For a description of our other agreements with our board members and executive officers, see “Item 6. Directors, Executive Officers and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Registration Rights Agreement
On September 18, 2021, we entered into a registration rights agreement with our Principal Shareholder, which grants certain registration rights with respect to the Class A Ordinary Shares or ADSs owned by our Principal Shareholder and certain of its affiliates, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
Demand registration rights
Our Principal Shareholder will have the right to demand that we effect a registration covering the offer and sale of its Class A Ordinary Shares or ADSs. Our Principal Shareholder is entitled to six such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.
Shelf registration rights
Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, our Principal Shareholder will have the right to demand that we file a shelf registration statement covering its Class A Ordinary Shares or ADSs. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.
Piggyback registration rights
If we propose to file a registration statement for an offering of our securities, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer our Principal Shareholder an opportunity to include in the registration all or any part of its registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

Blackout periods
We will be entitled to one blackout period, aggregating to no more than 90 days in any consecutive 12-month period, during which we can delay the filing or effectiveness of a registration statement, if we would, in the good faith judgment of our board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction or negotiations involving us.
Expenses of registration
We will pay all expenses relating to any demand or piggyback registration, except that our Principal Shareholder shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes or stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) its own out-of-pocket expenses.
Related Party Transaction Policy
Our board of directors has adopted a related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions.

C.	Interests of experts and counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.
Please refer to Item 18 “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.
Legal Proceedings
As of the date hereof, we are not party to any significant proceedings.
Dividend Policy
We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business.
We do not have a fixed dividend policy. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. Our Class B ordinary shares have the same general rights to dividends and other distributions as our Class A ordinary shares and no dividends or distributions may be declared on other classes of our shares without also being paid in the same manner to our Class B ordinary shares.
In the event we decide to pay dividends in the future, subject to the Companies Act of the Cayman Islands, our board of directors may from time to time declare dividends in any currency to be paid on our ordinary shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. When making recommendations on the timing, amount and form of future dividends, if any, our board of directors will consider, among other things:

•	our results of operations and cash flow;

•	our expected financial performance and working capital needs;

•	our future prospects;

•	our capital expenditures and other investment plans;

•	other investment and growth plans;

•	dividend yields of comparable companies globally;

•	restrictions on payment of dividend that may be imposed on us by our financing arrangements; and

•	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.
If we pay any dividends on our shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.
We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia, the Philippines and the PRC, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. With respect to Thailand, while Thai laws allow the outward remittance from Thailand of dividends, it is required that the dividend payment in Baht currency (after payment of applicable Thai taxes) must be converted into foreign currency prior to the outward remittance from Thailand as the bank of Thailand has a policy not to allow any person to bring Baht currency out of Thailand.
In Malaysia, the current foreign exchange administration rules allow non-residents to freely repatriate, in a foreign currency, profits and dividends arising from investments or proceeds from divestment of Malaysian Ringgit assets. Dividends are freely transferable out of the country and no exchange controls or approvals are required subject to applicable reporting requirements and withholding tax. However, prior permission from the Controller of Foreign Exchange of Malaysia is required for any person to undertake or engage in any dealing or transaction with the State of Israel or its governmental organization, authority or agency; or citizen or permanent resident, any person incorporated, established, or registered for purposes of incorporation or establishment, in the State of Israel or under its laws including such person’s direct subsidiary or branch outside the State of Israel or any unincorporated person which is formed in the State of Israel or any dealing or transaction using or involving the currency of the State of Israel. Furthermore, the Malaysia Companies Act 2016 also provides that (a) generally, a company may only make a distribution to shareholders out of the profits of the company if the company is solvent; (b) before a distribution is paid by a company to a shareholder, such distribution shall be duly authorized by the directors of the company; and (c) unless provided in the constitution of the company, a company may reduce its share capital by a special resolution and either confirmation by a court or a solvency statement by the company.
In the People’s Republic of China, the core regulations governing foreign currency exchange are the Foreign Exchange Administration Regulations of People’s Republic of China, or the PRC Foreign Exchange Administration Regulations, promulgated on January 29, 1996, and amended on January 14, 1997 and August 1, 2008. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. Under the PRC Foreign Exchange Administration Regulations, overseas payment of dividends does not require regulatory approval or review.

According to the Company Law of the People’s Republic of China, which came into effective on January 1, 2006 and was last amended on October 26, 2018, when a company distributes its profits of the current year, 10% of the profits shall be allocated to its statutory reserve fund. A company is not required to allocate to the statutory reserve fund once the cumulative amount of the statutory reserve fund reaches 50% or more of the company’s registered capital. The statutory reserve fund can be used to cover the losses of a company. If there is any loss of a company accrued in previous years, the company shall use its profits from the current year to cover the losses before accruing the statutory reserve fund. After a company has accrued the statutory reserve fund from its profits, it may, upon a resolution of the shareholder(s), accrue a discretionary reserve fund from the profits. After losses of a company have been made up and allocation to the reserve fund has been made, the remaining profits from either the current year or previous years can be distributed to its shareholder(s). A company shall not make distribution to its holdings of its own equity interests. Under the laws of the People’s Republic of China, dividends paid from our subsidiary located in Beijing are subject to a 10% withholding tax since its shareholder is a non-resident enterprise.
With respect to the Philippines, the board of directors of a Philippine company may only declare dividends out of unrestricted retained earnings. In the case of the payment of stock dividends, the same should be approved by stockholders holding or representing at least two-thirds (2/3) of the outstanding capital stock of the Philippine company. The foreign exchange necessary to remit dividends, profits, and earnings to an overseas holder of the shares of a Philippine company may be sourced from within the Philippine banking system provided such foreign investment in the shares of the Philippine company has been registered with the Bangko Sentral ng Pilipinas, the central bank of the Philippines Transfers of the assets of a Philippine company used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of a Philippine company shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

B.	Significant Changes.
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING .

A.	Offer and listing details.
Our ADSs have been listed on the New York Stock Exchange since October 1, 2021 and traded under the symbol “TDCX.” Each ADS represents one Class A ordinary share.

B.	Plan of distribution.
Not applicable.

C.	Markets.
Our ADSs have been listed on the New York Stock Exchange since October 1, 2021 and traded under the symbol “TDCX.”

D.	Selling shareholders.
Not applicable.

E.	Dilution.
Not applicable.

F.	Expenses of the issue.
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.
Not applicable.

B.	Memorandum and articles of association.
We are an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return disclosing its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for public inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); and

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.
Ordinary Shares
General
All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company may not issue shares to bearer and our ordinary shares are issued in registered form, which will be issued when registered in our register of members.
Conversion
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share.
In addition, each Class B ordinary share will automatically and immediately convert into one Class A ordinary share, upon the earlier of the following:

•	The date that is 15 years from September 30, 2021; or

•	Nine months after the death or permanent disability of Mr. Laurent Junique.
Dividends
The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Cayman Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, dividends may be paid only out of profits, or out of the share premium account (subject to a solvency test being met on the day immediately following the date that the dividend is paid). No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

Register of Members
Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•
the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.
Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The shareholders recorded in our register of members are deemed to have legal title to the shares set against their name.
If the name of any person is, without sufficient cause, entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or our Company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Voting Rights
Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our Company. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. Our Class A ordinary shares and Class B ordinary shares shall vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or one or more shareholder present in person or by proxy holding not less than 10 per cent of the votes attaching to the total issued share capital. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Cayman Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association and as required in accordance with the Cayman Companies Act.
General Meetings and Shareholder Proposals
As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.
Cayman Islands law provides limited rights for shareholders to requisition a general meeting. However, additional rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of our Company entitled to vote at general meetings to requisition a shareholder’s meeting.
A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, at least one-third (1/3) of the votes attaching to all shares of our Company entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least ten clear calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares
Subject to the restrictions in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof.
If our board of directors refuses to register a transfer it shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on 10 calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the NYSE rules, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.
Issuance of Additional Shares
Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum and articles of association also authorize our board of directors (or our shareholders, by ordinary resolution) to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences, provided that should the creation of any such new class or series of shares have the effect of materially adversely varying the rights of our existing classes of shares, then the separate approval of such affected existing classes would be required.
Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Liquidation
On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company incorporated under the Cayman Companies Act with “limited liability”, and under the Cayman Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum and articles of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. The premium (if any) payable in respect of any shares being redeemed or purchased may be paid out of profits of our Company, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase. Alternatively, as authorized under our memorandum and articles of association, our Company may make a payment in respect of the redemption or purchase of its own shares out of capital provided that immediately following the date on which the payment out of capital is proposed to be made, our Company shall be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares outstanding, or (c) if the Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.
Variation of Rights of Shares
All or any of the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of the relevant class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of such class.
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Inspection of Books and Records
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, register of mortgages and charges and special resolutions of our shareholders).
Changes in Capital
Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•
sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Differences in Corporate Law
The Companies Act is modeled after that of English law but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.
In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.
In order to effect such a merger or consolidation, Cayman Islands law requires a written plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders of each constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
The written plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Save in certain circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Alternatively, Cayman Islands law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a takeover offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
Derivative actions have been brought in the Cayman Islands courts. In principle, the Company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of our Company when:

•	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the Company are perpetrating a “fraud on the minority”.
A shareholder may have a direct right of action against the Company where the individual rights of that shareholder have been infringed or are about to be infringed.
Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as directors or officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the Company and therefore it is considered that he or she owes the following duties to the Company: a duty to act bona fide in the best interests of the Company; a duty not to make a personal profit based on his or her position as director (unless the Company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the Company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the Company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Under our memorandum and articles of association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, and subject to the rules of the New York Stock Exchange and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding his or her interest and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law does not provide shareholders any right to put a proposal before a meeting or requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company to requisition a shareholder’s meeting, in which case our board of directors will be obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders any other right to put a proposal before a shareholders’ general meeting. As an exempted company in the Cayman Islands, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated or, (v) is removed from office pursuant to any other provisions of our articles of association.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution and Winding up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up either compulsorily by an order of the courts of the Cayman Islands or voluntarily, by a special resolution of its members or on the occurrence of an event or expiry of period specified in its articles of association, or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may commence winding up upon the passing of a special resolution of our shareholders.

Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders
There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material contracts.
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange controls.
There are no exchange control regulations or currency restrictions in the Cayman Islands. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

E.	Taxation.
The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares and ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.
Cayman Islands Tax Considerations
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.
For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Dividends
The entire amount of any cash distribution paid with respect to our ADSs or ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by the depositary, in the case of ADSs, or on the date of receipt by such U.S. Holder, in the case of ordinary shares. To the extent amounts paid as distributions on the ADSs or ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of the distribution as a “dividend” for United States federal income tax purposes.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.
Sale or Other Disposition of ADSs or Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ADSs or ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.
A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the ADSs or ordinary shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.
Passive Foreign Investment Company Considerations
For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) and the market price of our ADSs, we believe we were not a PFIC for 2021.
However, no assurance can be given in this regard because the determination of whether we were not or will not become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being a PFIC for 2021 or becoming a PFIC for future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The NYSE, where our ADSs are listed, is a qualified exchange for this purpose. However, we cannot guarantee that our ADSs will continue to be listed and regularly traded on the NYSE. U.S. Holders are advised to consult their tax advisors as to whether the ADSs are considered marketable for these purposes.
If an effective mark-to-market election is made with respect to our ADSs or ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or ordinary shares held at the end of the taxable year over its adjusted tax basis of such ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ADSs or ordinary shares held at the end of the taxable year over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.
Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs or ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH HOLDER OF OUR ADSs IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ADSs OR ORDINARY SHARES IN LIGHT OF SUCH HOLDER’S OWN CIRCUMSTANCES.

F.	Dividends and paying agents.
Not applicable.

G.	Statement by experts.
Not applicable.

H.	Documents on display.
We previously filed with the SEC registration statement on Form F-1 (File Number 333-259361), as amended, including the prospectus contained therein, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC registration statement on Form S-8 to register our securities to be issued under our PSP.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information that we have filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, we are required to file our annual report on Form 20-F within 120 days of the end of each year. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information.
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
Quantitative and Qualitative Disclosures About Market Risk
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables, contract assets and other receivables. Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and accordingly we believe credit risk for our cash and cash equivalents is limited. We have adopted procedures in connection with extending credit terms to clients that involve monitoring client credit risk. Credit evaluations are performed on clients requiring credit over a certain amount. Before accepting any new client, we carry out basic research on the background of the new client and assess the potential client’s credit quality and set credit limits by client. As of December 31, 2021, the net carrying amount of our trade receivables, contract assets and other receivables was S$92.6 million, S$49.4 million and S$11.6 million, respectively. We maintain allowances against receivables and contract assets. Credit losses and write-offs of accounts receivable balances have historically not been material to our consolidated financial results.

Price Risk
We are exposed to equity price risks arising from unlisted equity investments, which consists of financial assets measured at fair value through profit or loss. These relate to our investments in fully-paid redeemable preference shares with discretionary dividends of two dedicated protected cells as part of our self-insurance coverage. As of December 31, 2021, the carrying amount of financial assets measured at fair value through profit or loss was S$24.0 million. If equity prices had been 10% higher, net profit for the year would increase by S$2.4 million as a result of the changes in fair value of the investments in preference shares. Conversely, if equity prices had been 10% lower, net profit for the year would decrease by S$2.4 million as a result of the changes in fair value of the investment in preference shares.
Foreign Currency Risk
Our major operations are in Singapore, Malaysia, Philippines, Thailand, China and Japan. Given that transactions occur in various foreign currencies, fluctuation in exchange rates of foreign currencies relative to the Singapore dollar impact our consolidated financial statements.
The sensitivity analysis below includes only significant outstanding foreign currencies denominated monetary items. If the United States dollar strengthens/(weakens) by 5% against the relevant functional currencies, profit or loss will increase/(decrease) by:

	For the Year Ended December 31,
	2021	2020	2019

	(S$ in thousands)
U.S. dollar	3,813	2,815	1,475
We also generally try to include foreign currency risk provisions when negotiating our master services agreements and/or statements of work that allow us to renegotiate our billing rates if the average of the relevant local currency fluctuates beyond a specified range compared to the average of our client’s specified currency. The contracted range is typically between +/- 1% and +/- 5%. These rate revisions take place periodically, usually at the time of contract.
Interest Rate Risk
Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on us in the current reporting period and future years. As of December 31, 2021, our interest rate risks relate to floating rates interest credit facilities based in the prevailing cost of capital by the lenders plus a margin of 1.25%.
The sensitivity analysis below is based on the exposure to interest rates for non-derivative instruments at the end of December 31, 2021 and, for floating rate instruments, the stipulated change taking place at the beginning of January 1, 2021 and being held constant throughout December 31, 2021. A 50 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates. As of December 31, 2021, a 50 basis point increase in interest rates would decrease our profit before tax by S$0.06 million for 2021.
Liquidity Risk
Liquidity risk is managed by matching the payment and receipt cycle. We aim to maintain sufficient cash and cash equivalents and internally generated cash flows to finance our operations. We minimize liquidity risk by keeping credit lines (including working capital borrowings) available. As of December 31, 2019, 2020 and 2021, our current assets exceeded our current liabilities by S$48.5 million, S$73.8 million and S$415.3 million, respectively. As of December 31, 2021, we have an undrawn revolving credit facility of S$21.9 million with a financial institution.
Inflation
The consolidated financial statements and the accompanying notes have been prepared in accordance with IFRS. These principles require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operations.

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Singapore, the Philippines, Malaysia, Thailand and elsewhere where we employ a significant number of employees could also lead to payroll increases, which may adversely affect our results of operations. A high rate of inflation in the future, and specifically wage inflation, may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of revenues if the selling prices of our services do not increase in line with increases in costs, see “Risk Factors—Risks Related to Our Business and Industry— Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities.
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Fees and Expenses
What fees and expenses will I be responsible for paying?
JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, registers and delivers the ADSs. Each ADS represents one Class A ordinary shares deposited with the custodian, as agent of the depositary in New York, United States of America. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
An ADS holder will be required to pay the following fees under the terms of the deposit agreement:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•
an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
a fee for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex, and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage, and/or execute any public and/or private sale of securities under the deposit agreement.
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program or waive fees and expenses for services provided to us by the depositary. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2021, we received a net amount of US$2.3 million from the depositary bank.
The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs.
Payment of Taxes
ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.
As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds
The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number:
333-259361)
in relation to the initial public offering of 22,262,800 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 2,903,843 ADSs) representing 22,262,800 of our Class A ordinary shares, at a public offering price of US$18.00 per ADS. Our initial public offering closed in September 2021. Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately US$400.7 million.
We received net proceeds of approximately US$373.7 million from our initial public offering and the full exercise of over-allotment option. In 2021, we had not used the net proceeds of our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES.

A.	Disclosure Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective as at December 31, 2021, because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

B.	Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
However, in connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accountants have identified one material weakness under the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel and an IT system contractor. To remedy our identified material weaknesses and control deficiencies, we plan to adopt several measures that will improve our internal control over financial reporting, including: (i) removing excessive and conflicting rights granted in our IT systems and in some cases where access is required, compensating controls will be put in place; and (ii) implementing enhanced and robust user access rights to critical systems to minimize the exposure to conflicts of interest and/or the circumvention of approvals.
We expect to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting and disclosure controls and procedures, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”
Notwithstanding the identified material weakness, management believes that the consolidated financial statements included in this annual report fairly represent in all material respects the financial position, results of operations and cash flows as of and for all periods presented.

C.	Attestation report of the registered public accounting firm
See “Item 15. Controls and Procedures—B. Management’s annual report on internal control over financial reporting.”

D.	Changes in internal control over financial reporting
Below is a description of changes to internal control over financial reporting that has had or is reasonably likely to have a material effect to our internal control over financial reporting during the period covered by this
Form 20-F.
Remediation of Previously Existing Material Weaknesses
Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing and auditing our consolidated financial statements as of December 31, 2019 and 2020 and for the three years ended December 31, 2020 included in our registration statement on
Form F-1
filed in connection with our initial public offering, we and our independent registered public accounting firm have identified three material weaknesses in our internal control over financial reporting as of 2020 relating to (i) inappropriate segregation on several control processes, which includes the review and approval of journal accounting entries; (ii) lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel; and (iii) insufficient financial reporting and accounting personnel with appropriate IFRS knowledge to prepare and review statement of cash flows relating to acquisition transaction in accordance with IFRS. During 2021, we have implemented the segregation of duties and/or controls with respect to accounting, payroll and procurement processes and engaged additional financial reporting and accounting personnel with appropriate IFRS knowledge.
We have successfully tested the related internal controls. Therefore, as of December 31, 2021, we have concluded that the two material weaknesses related to inappropriate segregation of several control processes and related to insufficient financial reporting and accounting personnel with appropriate IFRS knowledge have been remediated.

ITEM 16.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.
Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE.
Our board of directors has determined that Ms. Yee Peng Tan, the chairman of our audit committee, qualifies as an audit committee financial expert within the meaning of the SEC rules.

ITEM 16B.	CODE OF ETHICS.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics, that applies to our directors, officers and employees and which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies and standards, such as gifts and hospitality, protection and use of our assets, intellectual property and confidentiality, accuracy of financial reports and other public communications, record keeping, discrimination and harassment, fair dealing, and health and safety.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, Deloitte & Touche LLP (PCAOB ID No. 1046).

	For the Year Ended December 31,
	2020	2021
	(S$, in thousands)
Audit fees (1)	1,120	1,128

Total	1,120	1,128

(1)
“Audit fees” mean the aggregate fees for the audit of our annual consolidated financial statements and annual statutory financial statements, reviews of interim financial statements, review of our registration statement and related consents. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. For the year ended December 31, 2021, audit fees also included fees for professional services rendered in connection with our initial public offering in 2021.

The policy of our audit committee is to pre-approve all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm, Deloitte & Touche LLP (PCAOB ID No. 1046).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
On March 14, 2022, the Company announced that the board of directors had approved a US$30 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. The Company expects to fund repurchases under this program with its existing cash balance.
The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company did not make any repurchase of ADSs in the year ended December 31, 2021.
From March 14, 2022 to March 31, 2022, we purchased 106,200 ADSs at an average price of US$12.52 per ADS under our share repurchase program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE. We rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not independent directors, our audit committee consists of two members, and our compensation committee is not comprised entirely of independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS.
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.
Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of TDCX Inc. (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 27, 2021 (File No. 333-259361))

2.1	Form of Specimen of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	TDCX Inc.’s Specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

2.3	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated September 30, 2021 (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-259361) filed with the SEC on October 28, 2021)

4.1	TDCX Performance Share Plan (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.2	Form of director and executive officer indemnification agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.3	Form of Registration Rights Agreement among the Registrant and the Principal Shareholder (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.4	Facility Agreement, dated March 16, 2021, by and among TDCX Inc. and Credit Suisse AG, Singapore Branch (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.5	Amendment Agreement, dated May 21, 2021, by and among TDCX Inc. and Credit Suisse AG, Singapore Branch (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.6	Facility Agreement, dated September 3, 2021, by and between TDCX (SG) Pte. Ltd. and Oversea-Chinese Banking Corporation Limited (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.7#	Call Center Services Agreement among Facebook Ireland Limited and TDCX (SG) Pte. Ltd. (formerly known as Teledirect Pte Ltd) dated November 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

Exhibit No.	Description of Exhibit

4.8#	Master Services Agreement for Contact Center Services among Airbnb Ireland Unlimited Company and TDCX Holdings Pte. Ltd. dated August 1, 2021 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

8.1*	List of subsidiaries of TDCX Inc.

11.1*	Code of Business Conduct and Ethics

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche LLP, registered public accounting firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Thanathip & Partners Legal Counsellors Limited

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith
#	Confidential portions of the exhibit have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDCX Inc.

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Executive Chairman and CEO
Date: April 20, 2022

TDCX INC . A ND ITS SUBSIDIARIES (Registration No. 362018 ) CONSOLIDATED FINANCIAL STATEMENTS YEAR S ENDED DECEMBER 31, 2019, 2020 and 2021

TDCX INC. AND ITS SUBSIDIARIES
C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TDCX INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TDCX Inc. and its subsidiaries (the “Group”) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Convenience Translation
Our audits also comprehended the translation of Singapore Dollar into United States Dollar and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such United States Dollar amounts are presented solely for the convenience of readers outside of Singapore.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TDCX INC.
Basis for Opinion (cont’d)

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Singapore
April 18, 2022
We have served as the Group’s auditor since 2019.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	December 31, 2021	December 31, 2021	December 31, 2020
		US$’000	S$’000	S$’000
		(Note 3)
ASSETS
Current assets
Cash and cash equivalents	7	231,669	313,147	59,807
Fixed and pledged deposits	8	6,555	8,860	7,727
Trade receivables	9	68,477	92,561	36,919
Contract assets	1 0	36,521	49,365	46,842
Other receivables	1 1	9,780	13,220	12,257
Financial assets measured at fair value through profit or loss	1 2	17,743	23,983	—
Income tax receivable		13	17	—

Total current assets		370,758	501,153	163,552

Non-current assets
Pledged deposits	8	337	456	2,377
Other receivables	1 1	3,530	4,771	5,874
Plant and equipment	1 3	29,377	39,709	40,581
Right-of-use assets	1 4	24,532	33,160	29,221
Deferred tax assets	2 0	1,437	1,943	1,580
Investment in an associate		235	318	229

Total non-current assets		59,448	80,357	79,862

Total assets		430,206	581,510	243,414

LIABILITIES AND EQUITY
Current liabilities
Other payables	1 5	28,924	39,096	37,200
Bank loans	1 6	10,244	13,847	24,170
Lease liabilities	1 7	10,764	14,550	14,664
Provision for reinstatement cost	1 8	2,710	3,663	452
Income tax payable		10,886	14,715	13,257

Total current liabilities		63,528	85,871	89,743

Non-current liabilities
Bank loans	1 6	2,192	2,963	16,136
Lease liabilities	1 7	15,803	21,361	17,823
Provision for reinstatement cost	1 8	3,243	4,384	5,617
Defined benefit obligation	19	1,271	1,718	1,435
Deferred tax liabilities	2 0	1,115	1,507	129

Total non-current liabilities		23,624	31,933	41,140

Capital, reserves and non-controlling interests
Share capital	2 1	14	19	*
Reserves	29	168,070	227,181	(19,843)
Retained earnings		174,955	236,486	132,371

Equity attributable to owners of the Group		343,039	463,686	112,528
Non-controlling interests		15	20	3

Total equity		343,054	463,706	112,531

Total liabilities and equity		430,206	581,510	243,414

*	Amount is less than S$1,000
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	2021	2021	2020	2019

		US$’000	S$’000	S$’000	S$’000
		(Note 3)
Revenue	2 3	410,741	555,198	434,723	330,265
Employee benefits expense		(251,301)	(339,683)	(257,985)	(189,912)
Depreciation expense		(29,484)	(39,853)	(33,065)	(24,599)
Rental and maintenance expense		(7,274)	(9,832)	(10,603)	(9,220)
Recruitment expense		(8,052)	(10,884)	(8,005)	(6,680)
Transport and travelling expense		(1,081)	(1,461)	(1,504)	(2,083)
Telecommunication and technology expense		(6,530)	(8,826)	(6,305)	(4,522)
Interest expense		(6,225)	(8,414)	(3,058)	(2,893)
Other operating expense		(8,231)	(11,126)	(15,836)	(10,478)
Gain on disposal of a subsidiary		—	—	731	—
Share of profit from an associate		75	101	196	—
Interest income		402	544	594	465
Other operating income	2 5	4,672	6,315	7,514	717

Profit before income tax		97,712	132,079	107,397	81,060
Income tax expenses	2 6	(20,889)	(28,237)	(21,303)	(7,524)

Profit for the year	2 4	76,823	103,842	86,094	73,536
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation		204	276	(181)	(114)
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(4,809)	(6,500)	717	954

Total comprehensive income for the year		72,218	97,618	86,630	74,376

Profit attributable to :
- Owners of the Group		76,822	103,841	86,093	73,535
- Non-controlling interests		1	1	1	1

		76,823	103,842	86,094	73,536

Total comprehensive income attributable to :
- Owners of the Group		72,217	97,617	86,629	74,375
- Non-controlling interests		1	1	1	1

		72,218	97,618	86,630	74,376

Basic earnings per share (in US$ or S$)	2 7	0.60	0.81	0.70	0.60
Diluted earnings per share (in US$ or S$)	2 7	0.60	0.81	0.70	0.60

Weighted average number of ordinary shares used in computing basic earnings per share	27	128,803,824	128,803,824	123,500,000	123,500,000

Weighted average number of ordinary shares used in computing diluted earnings per share	27	128,830,134	128,830,134	123,500,000	123,500,000

See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital	Reserves (Note 29)	Retained earnings	Equity attributable to owners of the Group	Non- controlling interests	Total
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2019		*	(21,604)	63,673	42,069	1	42,070
Total comprehensive income for the year:
Profit for the year		—	—	73,535	73,535	1	73,536
Other comprehensive (loss) income		—	954	(114)	840	—	840

Total		—	954	73,421	74,375	1	74,376

Dividends representing transactions with owners recognized directly in equity	2 8	—	—	(17,000)	(17,000)	—	(17,000)

Balance at December 31, 2019		*	(20,650)	120,094	99,444	2	99,446
Total comprehensive income for the year:
Profit for the year		—	—	86,093	86,093	1	86,094
Other comprehensive income (loss)		—	717	(181)	536	—	536

Total		—	717	85,912	86,629	1	86,630

Transfer of profits to legal reserve	29	—	90	(90)	—	—	—

Dividends representing transactions with owners recognized directly in equity	28	—	—	(73,545)	(73,545)	—	(73,545)

Balance at December 31, 2020		*	(19,843)	132,371	112,528	3	112,531
Total comprehensive income for the year:
Profit for the year		—	—	103,841	103,841	1	103,842
Other comprehensive income (loss)		—	(6,500)	276	(6,224)	—	(6,224)

Total		—	(6,500)	104,117	97,617	1	97,618

Transfer of profits to legal reserve		—	2	(2)	—	—	—

Transaction with owners recognized directly in equity:
Issued of share capital for cash	21	19	502,387	—	502,406	—	502,406
Share-based payments expenses	22	—	5,253	—	5,253	—	5,253
Distribution to founder	29	—	(252,747)	—	(252,747)	—	(252,747)
Effects of translation on other reserve	29	—	(1,371)	—	(1,371)	—	(1,371)
Dividend paid to non-controlling interest		—	—	—	—	(176)	(176)

Total		19	253,522	—	253,541	(176)	253,365

Proceeds for capital call on non-fully paid-up share capital		—	—	—	—	192	192

Balance at December 31, 2021		19	227,181	236,486	463,686	20	463,706

*	Amount is less than S$1,000
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	2021	2021	2020	2019

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Operating activities
Profit before income tax	97,712	132,079	107,397	81,060
Adjustments for:
Depreciation expense	29,484	39,853	33,065	24,599
Gain on early termination of right-of-use assets	(21)	(29)	(171)	(21)
Reversal of allowance on trade and other receivables	(1)	(2)	—	(18)
Equity-settled share-based payment expense	3,850	5,204		—
Provision for reinstatement cost	(5)	(7)		—
Bank loan transaction cost	308	416	54	55
Interest income	(402)	(544)	(594)	(465)
Interest expense	6,225	8,414	3,058	2,893
Retirement benefit service cost	458	619	466	312
Loss on disposal and write-off of plant and equipment	156	211	3	—
Rent concession	—	—	(521)	—
Gain on disposal of a subsidiary	—	—	(731)	—
Share of profit from an associate	(75)	(101)	(196)	—

Operating cash flows before movements in working capital	137,689	186,113	141,830	108,415
Trade receivables	(42,171)	(57,003)	19,099	(27,226)
Contract assets	(2,959)	(4,000)	(20,063)	(7,734)
Other receivables	(497)	(672)	(5,007)	(3,239)
Other payables	3,360	4,542	9,505	9,833

Cash generated from operations	95,422	128,980	145,364	80,049
Interest received	402	544	594	465
Income tax paid	(19,015)	(25,703)	(15,505)	(4,793)
Income tax refunded	3	4	31	323

Net cash from operating activities	76,812	103,825	130,484	76,044

Investing activities
Purchase of plant and equipment (Note A)	(15,276)	(20,648)	(17,332)	(25,940)
Proceeds from sales of plant and equipment	93	126	3	—
Payment for restoration of office	(317)	(428)	—	(66)
Increase in fixed deposits	(928)	(1,255)	(6,865)	(837)
Increase (Decrease) in pledged deposits	1,397	1,888	(263)	—
Disposal of a subsidiary	—	—	(9)	—
Repayment from (Loan to) an associate	—	—	784	(784)
Dividend income from associate	10	13	—	—
Investment in financial assets measured at fair value through profit or loss	(17,633)	(23,835)	—	—

Net cash used in investing activities	(32,654)	(44,139)	(23,682)	(27,627)

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH
FLOWS (cont’d)

	2021	2021	2020	2019

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Financing activities
Dividends paid	(130)	(176)	(73,545)	(17,000)
Drawdown of bank loan	186,919	252,658	12,000	10,000
Distribution to founder	(186,456)	(252,032)	—	—
Repayment of amount due to a director	—	—	—	(10,474)
Repayment of lease liabilities	(14,524)	(19,632)	(14,225)	(11,590)
Interest paid	(5,065)	(6,847)	(1,424)	(1,396)
Bank loan transaction cost paid	(267)	(361)	—	(115)
Repayment of bank loan	(204,605)	(276,564)	(6,080)	(6,080)
Proceeds from issuance of shares, net of issuance costs	371,685	502,406	—	—
Proceeds for capital call on non-fully paid-up share capital from non-controlling interests	143	192	—	—

Net cash from (used in) financing activities	147,700	199,644	(83,274)	(36,655)

Net increase in cash and cash equivalents	191,858	259,330	23,528	11,762
Effect of foreign exchange rate changes on cash held in foreign currencies	(4,435)	(5,990)	359	185
Cash and cash equivalents at beginning of year	44,246	59,807	35,920	23,973

Cash and cash equivalents at end of year (Note 7)	231,669	313,147	59,807	35,920

Note A:
During the year, the additions to plant and equipment totaling S$23.3 million (2020: S$18.2 million, 2019: S$29.0 million) comprises of
paid purchases totaling S$20.6 million (2020: S$17.3 million, 2019: S$25.9 million) and a provision of S$2.7 million (2020: S$0.9 million, 2019: S$3.0 million) for estimated future reinstatement cost relating to office improvements (Note 1
8
).
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL
TDCX Inc. (“TDCX”) is a Company incorporated in Cayman Islands in April 2020 as TDCX Capital Pte Ltd and subsequently changed its name to TDCX Inc. (the “Company”) in January 2021. TDCX and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising sales and digital marketing, omnichannel customer experiences (“CX”) and social media content monitoring and moderation.
TDCX (SG) Pte. Ltd. (“TDCX SG”) and TDCX Holdings Pte. Ltd. (“TDCXH”) are companies incorporated in Singapore in October 1995 and June 1999 respectively. TDCX (KY) Pte. Ltd. (“TDCX KY”) is a Company incorporated in Cayman Islands in January 2020. TDCX SG, TDCXH and TDCX KY are consolidated subsidiaries of TDCX as a result of the reorganisations further described below.
In January 2019, the Founder reduced his previously owned
 60%
equity interest in TDCX SG through cancellation of his shares in TDCX SG and therefore, TDCX SG became a wholly owned subsidiary of TDCXH.

On December 22, 2020, TDCXH was acquired by TDCX KY by paying cash in an amount of S$2 and TDCXH became a wholly owned subsidiary of TDCX KY.
On March 23, 2021, TDCX acquired 100% of TDCX KY from the Founder. As TDCX, TDCX KY, TDCXH and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCXH by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in the Group’s consolidated financial statements as if the reorganization had always been in place. As such, the Group’s consolidated financial statements were prepared as if TDCX has control over TDCX KY, TDCXH and TDCX SG for all periods presented.
The consolidated financial statements of the Group for the financial year ended December 31, 2021 were authorized for issue by the Board of Directors of TDCX on April 18, 2022.

2	ADOPTION OF NEW AND REVISED STANDARDS
New and amended International Financial Reporting Standards (“IFRS”) that are effective for the current year
Impact of the initial application of
Covid-19-Related
Rent Concessions beyond June 30, 2021 Amendment
to IFRS 16
In 2020, the Group early adopted
Covid-19-Related
Rent Concessions
(Amendment to IFRS 16) that provided practical relief to lessees in accounting for rent concessions occurring as a direct consequence of
COVID-19,
by introducing a practical expedient to IFRS 16
Leases
. This practical expedient was available to rent concessions for which any reduction in lease payments affected payments originally due on or before June 30, 2021.
In March 2021, the International Accounting Standards Board (“IASB”) issued
Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16)
that extends the practical expedient to apply to reduction in lease payments originally due on or before June 30, 2022.
In the current financial year, the Group has applied the amendment to IFRS 16 (as issued by the Board in May 2021) in advance of its effective date.
The practical expedient permits a lessee to elect not to assess whether a
COVID-19-related
rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the
COVID-19-related
rent concession applying IFRS 16 as if the change were not a lease modification.
The practical expedient applies only to rent concessions occurring as a direct consequence of
COVID-19
and only if all of the following conditions are met:

(i)	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

(ii)
Any reduction in lease payments affects only payments originally due on or before June 30, 2022 (a rent concession meets this condition if it results in reduced lease payments on or before June 30, 2022 and increased lease payments that extend beyond June 30, 2022).

(iii)	There is no substantive change to other terms and conditions of the lease.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impact on accounting for changes in lease payments applying the exemption

The Group has applied the practical expedient retrospectively to all rent concessions that meet the conditions in IFRS 16:46B, and has not restated prior period figures.
In 2020, the
Group has benefited from an average 2 months waiver of lease payments on leased office space. The waiver of lease payments of S$
0.5
 million has been accounted for as a negative variable lease payment in profit or loss. The Group has derecognized the part of the lease liability that has been extinguished by the forgiveness of lease payments, consistent with the requirements of IFRS 9:3.3.1.
 In 2021, the waiver of lease payments was insignificant.
New and revised IFRS Standards in issue but not yet effective
At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective:

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IAS 1	Classification of Liabilities as Current or Non-current

Amendments to IFRS 3	Reference to the Conceptual Framework

Amendments to IAS 16	Property, Plant and Equipment – Proceeds before Intended Use

Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract

Annual improvements to IFRS Standards 2018 – 2020 Cycle	Amendments to IFRS 1-First-time Adoption of International Standards, IFRS 9 Financial instruments, IFRS 16 Leases and IAS 41 Agriculture.

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies

Amendments to IAS 8	Definition of Accounting Estimates

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING—The consolidated financial statements have been prepared in accordance with IFRS issued by International Accounting Standards Board (“IASB”).
The financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2
Share-based Payment,
leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36
Impairment of Assets
.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.
The principal accounting policies adopted are set out below.
GOING CONCERN—The directors have, at the time of approving the financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.
BASIS OF CONSOLIDATION—The consolidated financial statements incorporate the financial statements of the Company and entities (including structure entities) controlled by the Group and its subsidiaries. Control is achieved when the
Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.
The Company reassesses whether or not it controls an investee if
facts and circumstances indicate that there are changes to one or more of the three elements of control listed
a
bove.
When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, the results of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
Non-controlling
interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling
shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling
interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition
basis. Other
non-controlling
interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling
interests is the amount of those interests at initial recognition plus the non-controlling
interests’ share of subsequent changes in equity.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling
interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling
interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling
interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the company.
When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling
interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
ASSOCIATE - An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. The Group holds 10% ownership
 interests in a company. The Group accounts for this company as an associate as it has significant influence by virtue of its representation on the company’s board of directors.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting.
Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.
An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.
The requirements of IAS 28
Investments in Associate and Joint Ventures
are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill, if any) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When a Group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.
FINANCIAL INSTRUMENTS - Financial assets and financial liabilities are recognized on the statement of financial position when the Group becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial assets
Classification of financial assets
Debt instruments mainly comprise bank balances and trade and other receivables which meet the following conditions and are subsequently measured at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows only; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt instruments that do not meet the amortized cost criteria or the fair value through other comprehensive income (“FVTOCI”) criteria are classified as fair value through profit or loss (“FVTPL”).
Investments in equity instruments are classified as at FVTPL, unless the Group irrevocably elects to designate an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition. The Group has elected to designate the investment in equity instrument at FVTPL as disclosed in Note 12.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset.
Amortized cost and effective interest method
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.
The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.
Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost, except for short-term balances when the effect of discounting is immaterial.
Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits, bank overdrafts, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value, with original maturities of three months or less.
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group always recognizes lifetime ECL for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to
12-month
ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast,
12-month
ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.
Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.
The Group presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 90 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.
The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if i) the financial instrument has a low risk of default, ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
Definition of default
The Group considers for internal credit risk management purposes and based on historical experience, that an event of default to have occurred when there is information obtained from internal or external sources that indicates the debtor is unlikely to pay its creditors, including the Group.
Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 120 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. These events include evidence that there is significant financial difficulty of the debtors or it is becoming probable that the debtor will enter bankruptcy.
Write-off
policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measurement and recognition of expected credit losses
The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.
For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.
If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to
12-month
ECL at the current reporting date.
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Financial liabilities and equity instruments
Classification as debt or equity
Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue costs.
Other payables and bank loans
Other payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.
Interest-bearing loans are initially recognized at fair value, and are subsequently measured at amortized cost, using the effective interest method.
Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.
PLANT AND EQUIPMENT—Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Depreciation is recognized so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	Shorter of the useful lives or the lease terms (ranging from 2 to 6 years)
Furniture and fittings	5
Office equipment and software	3 to 5
The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Depreciation of plant and equipment in progress commences when the assets are ready for their intended use. The estimated useful lives, residual value and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.
Fully depreciated assets still in use are retained in the financial statements.
Right-of-use
assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use
asset reflects that the Group expects to exercise a purchase option, the related right-of-use
asset is depreciated over the useful life of the underlying asset.
A plant or equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of a plant and equipment is determined as the difference between the sales proceeds and the carrying amounts of the asset and is recognized in profit or loss.
IMPAIRMENT OF TANGIBLE ASSETS - At the end of each reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years immediately.
PROVISIONS - Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).
When some or all other economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEASES
The Group as a lessee
The Group leases office space to run its operation.
The Group assesses whether a contract is or contains a lease, at inception of the contract on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payment shall be discounted using the interest rate implicit in the lease. If the interest rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate. The Group’s incremental borrowing rate is determined based on the interest rate of the Group’s bank loans if the Group would have to pay to borrow over a similar term and with a similar security the funds necessary to obtain an asset of a similar value of the right-of-use asset in a similar economic environment.
Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	The amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is presented as a separate line (current and non-current) in the consolidated statement of financial position.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The Group re-measures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the Group incurs an obligation for costs to dismantle and remove a lease improvement asset and restores the underlying lease assets to their original condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37 to the extent that the costs relate to a right-of-use asset.
Right-of-use assets are depreciated over the shorter period of contracted lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
REVENUE RECOGNITION - Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.
Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.
The Group enters into master services agreements and statements of work which set out the details of the work streams for each campaign to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations. Based on the transaction price as set up in the agreement for each performance obligation, the Group will invoice to the customers on a monthly basis as each performance obligation is satisfied after agreeing with the customers on any fee adjustments based on whether the Group meets (or the failure to meet) certain key performance indicators (where applicable) during that month. The Group recognizes the revenue using the right to invoice practical expedient as the output method because the amount it has the right to invoice corresponds directly with the value to the customer of the Group’s performance completed to date, and any variable consideration would be resolved at the point of billing.
A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Group invoices the customers prior to satisfying the performance obligations. The contracts do not include a significant financing component as the normal credit term is between 30 to 90 days.
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

•
Omnichannel CX solutions - The Group provides omnichannel CX solutions by providing information about its clients, products and services to their customers. The objective is to help its clients manage their relationships with their customers. This includes technical support for software, consumer electronic devices and telemarketing campaigns. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels and are typically on general enquiries or after-sales service issue resolution. Each service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•
Sales and digital marketing - The Group provides sales and digital marketing services through contacts made by the Group’s sales and digital marketing agents with the objective to promote and sell the products of its customers. This primarily involves helping the digital advertising platform clients to attract more advertisers and grow their Internet and social media advertising businesses. Each scope of service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•
Content monitoring and moderation - The Group provides content monitoring and moderation services to a customer by way of content moderating, identification review, authenticity and access flows and other related services. This is performed through review of social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•
Other business process services - The Group provides other services comprising workspace through provision of fully equipped and serviced workstations, provision of payroll and human resource administration services to some of its customers and other business processing services. Revenue is recognized over time when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

Value of the service performed is determined based on the hours incurred multiplied by a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group has elected to apply the practical expedient provided in IFRS 15
Revenue from contracts with customers
, to recognize revenue in the amount to which it has the right to invoice and has not disclosed the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period.
The Group incurred certain costs such as personnel and travel costs, hiring, onboarding and training employees and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with the customers. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a customer if the costs are not within the scope of another IFRS Standard, and only if those costs meet all the following criteria:

•	the costs relate directly to a contract or to an anticipated contract that the Group can specifically identify;

•	the costs generate or enhance resources of the Group that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and

•	the costs are expected to be recovered.
The Group recognized costs as expenses as they are incurred when they relate to personnel and travelling, hiring and training employees when they do not meet the criteria above. In cases where the start-up
costs to fulfil a contract includes capital expenditures in infrastructure, renovation and leases of offices space, those costs are recorded based on the guidance included in IAS 16
Property Plant and Equipment
and IFRS 16
.
Interest income
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.
GOVERNMENT GRANTS - Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current
assets (including property, plant and equipment) are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.
BORROWING COSTS - All borrowing costs are recognized in profit or loss in the period in which they are incurred.
RETIREMENT BENEFIT COSTS - Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.
For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out as at each reporting date. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	Net interest expense or income; and

•	Remeasurement.
The Group presents the first two components of defined benefit costs in profit or loss in the line item employee benefits expense. Curtailment gains and losses are accounted for as past service costs.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The retirement benefit obligation recognized in the statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plan.
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.
EMPLOYEE LEAVE ENTITLEMENT - Employee entitlements to annual leave are recognized when they accrue to
employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.
INCOME TAX - Income tax expense represents the sum of the tax currently payable and deferred tax.
Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group and subsidiaries operate by the end of the reporting period.
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.
SHARE-BASED PAYMENTS—Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting condition. Details regarding the determination of fair value of equity-settled share-based transaction are set out in Note 22.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year. No further disclosures are provided for the Group’s cash-settled share-based payment arrangement because the amounts involved are not material.
EARNINGS PER SHARE—The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.
SEGMENT REPORTING—An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8
Operating segments
, the Group has determined that it operates as a single reportable segment. The operating segment’s operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”), who are directors of the Company, to allocate resources and assess its performance.
FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION - The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The functional currency of the Company is United States Dollar. The consolidated financial statements of the Group are presented in Singapore Dollar.
In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the end of the reporting period.
Non-monetary
items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary
items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary
items in respect of which gains and losses are recognized in other comprehensive income. For such non-monetary
items, any exchange component of that gain or loss is also recognized in other comprehensive income.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in Singapore Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of foreign currency translation reserve.
Exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) and of borrowings, are recognized in other comprehensive income and accumulated in a separate component of equity under the header of translation reserve.
CONVENIENCE TRANSLATION - The translations of Singapore Dollar amounts into United States Dollar amounts for the consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows, and segmental reporting as disclosed in Note 31 for the year ended December 31, 2021 are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$
1.3517
to US$1, the approximate rate of exchange at December 31, 2021. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In applying the Group’s accounting policies, which are described in Note 3, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgements in applying the entity accounting policies
In the process of applying the accounting policies, management did not make any material judgements that have significant effect on the amounts recognized in the financial statements apart from those involving estimates as discussed below.
Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

(i)	Contract assets
Unbilled receivables are balances owed by the customers that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer.
The Group recognizes unbilled receivables based on the rate set up in the agreement and hour incurred. The final billing is subject to discussion with customers, after agreeing with the customers on any fee adjustments based on whether the company meet (or the failure to meet) certain key performance indicators (where applicable) during that month, actual billing may be different from unbilled receivables. The carrying amount of the contract assets at the end of the reporting period are disclosed in Note 10 to the financial statements.

(ii)	Share-based payments
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting condition.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest.
At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
Details regarding the determination of fair value of equity-settled share-based transaction are set out in Note 22.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(a)	Categories of financial instruments
The following table sets out the financial instruments as at the end of the reporting period:

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Financial assets
Financial assets at amortized cost	426,620	119,739
Financial assets measured at fair value through profit or loss	23,983	—
	450,603	119,739

Financial liabilities
Financial liabilities at amortized cost	53,447	76,345
Lease liabilities	35,911	32,487

(b)	Financial risk management policies and objectives
The Group’s overall risk management policy seeks to minimize potential adverse effects on financial performance of the Group. There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. The risks associated with these financial instruments and the policies to mitigate these risks are set out below.

(i)	Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables, contract assets and other receivables.
As at December 31, 2021, approximately 80% of the Group’s trade receivable arose from 3 customers (2020: approximately 65% of the Group’s trade receivable arose from 4 customers). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

Cash
and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and therefore credit risk is limited. The Group has adopted procedures in extending credit terms to customers and monitoring its credit risk. Credit evaluations are performed on customers requiring credit over a certain amount. Before accepting any new customer, the Group carries out research on the credit risk of the new customer and assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed when necessary.
The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

Doubtful	Amount is more than 90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL— not credit-impaired

In default	Amount is more than 120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL— credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below details the credit quality of the Group’s financial assets (excluding cash and cash equivalents) and contract assets, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$’000	S$’000	S$’000
2021
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	92,561	—	92,561
Contract assets	1 0	(a)	Lifetime ECL (Simplified approach)	49,365	—	49,365
Other receivables	1 1	Performing	12-month ECL	11,596	—	11,596

					—

2020
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	36,919	—	36,919
Contract assets	1 0	(a)	Lifetime ECL (Simplified approach)	46,842	—	46,842
Other receivables	1 1	Performing	12-month ECL	12,909	—	12,909

					—

(a)
The Group determines the expected credit losses on these items by using an allowance matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status.

(ii)	Interest rate risk management
Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.
The Group’s primary interest rate relates to interest-bearing bank loans. The interest rate and terms of repayment of bank loans are disclosed in Note 16 of the financial statements.

The sensitivity analysis has been determined based on the exposure to interest rates for non-derivative
instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates. A 50 basis point increase or decrease is used and represents management’s assessment of the reasonably possible change in interest rates.
As at December 31, 2021 it is estimated that a 50 basis point change in interest rates will affect the Group’s profit before tax by S$0.06 million (2020: S$0.2 million).

(iii)	Foreign currency risk management
The Group has operations in different jurisdictions and transacts in various foreign currencies. At the end of reporting periods, the carrying amounts of significant monetary assets and monetary liabilities denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Assets		Liabilities
	2021	2020	2021	2020
	S$’000	S$’000	S$’000	S$’000
United States Dollar	122,833	75,104	46,566	18,785

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The sensitivity rate used when reporting foreign currency risk to key management personnel is 5%, which is the change in foreign exchange rate that management deems reasonably possible which will affect outstanding foreign currency denominated monetary items at period end. If the respective Group entities’ functional currencies strengthen/weaken by 5% against the United States Dollar (“USD”), profit or loss will (decrease)/increase by S$3.8 million (2020: S$2.8 million).
The increase in carrying amount of monetary assets is due to an increase in outstanding trade receivables primarily driven by the increase in revenue and the increase in monetary liabilities denominated in USD is due to the expansion of the Group’s business in regions that transact in USD.

(iv)	Liquidity risk management
Liquidity risk is managed by matching the payment and receipt cycle. The Group maintains sufficient cash and cash equivalents and internally generated cash flows to finance its operations. The Group mitigates liquidity risk by maintaining some standby credit lines available.
The
 Group has access to financing facilities of which S$
21.9
million (2020: S$
2.4
million) were unused at the reporting date.
Non-derivative
financial liabilities
The
following table details the remaining contractual maturity for non-derivative
financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Contractual undiscounted cash flows in the table below includes both interest and principal cash flows.

	Weighted average interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Adjustment	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2021
Non-interest bearing	—	36,637	—	—	—	36,637	—	36,637
Variable interest rate instruments	1.7% to 3.3%	12,091	—	—	—	12,091	—	12,091
Fixed interest rate Instruments	2.5% to 4.85%	1,837	2,317	747	—	4,901	(182)	4,719
Lease liabilities (fixed rate)	1.6% to 8.8%	15,884	19,210	3,104	—	38,198	(2,287)	35,911

December 31, 2020
Non-interest bearing	—	36,039	—	—	—	36,039	—	36,039
Variable interest rate instruments	1.6% to 4.7%	23,736	7,463	5,051	—	36,250	(955)	35,295
Fixed interest rate Instruments	2.5%	1,043	1,200	3,065	—	5,308	(297)	5,011
Lease liabilities (fixed rate)	1.6% to 8.8%	15,968	14,860	4,278	69	35,175	(2,688)	32,487

Non-derivative

financial assets
All

non-derivative

financial assets of the Group as at December 31, 2021 and 2020 are repayable on demand or due within one year from the end of the reporting period, and are non-interest

bearing, except for fixed deposits and other receivables as disclosed in Notes 8 and 11 respectively.

(v)	Fair value of financial assets and financial liabilities
The carrying amounts of financial assets and liabilities on the statement of financial position approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

F-2
6

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Capital risk management policies and objectives
Management reviews the capital structure at least annually to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged.

6	REMUNERATION OF KEY MANAGEMENT PERSONNEL
The remuneration of directors and other members of key management personnel during the years were as follows:

	2021	2020	2019
	S$’000	S$’000	S$’000
Short-term employee benefits	11,575	7,606	6,318
Post-employment benefits	352	287	150
Equity-settled share-based payment expenses	5,059	—	—
Directors’ fees	42	—	—

	17,028	7,893	6,468

Other than remuneration of directors and other members of key management personnel as disclosed above, no related party transactions occurred during the year.

7	CASH AND CASH EQUIVALENTS

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Cash on hand	18	15
Cash at bank	290,597	48,104
Fixed deposits	22,532	11,688

	313,147	59,807

Fixed deposits bear interest at an effective interest rate of

1.5% to 1.8% (2020: 3.2%) per annum and for tenure ranging from 7 days to 30 days (2020: 7 days to 60 days).

8	FIXED AND PLEDGED DEPOSITS

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Fixed deposits	6,960	7,727
Pledged deposits	2,356	2,377

	9,316	10,104

Analysed as:
Current	8,860	7,727

Non-current	456	2,377
	9,316	10,104
Fixed
deposits bear interest at an effective interest rate of 1.65% to 1.85% (2020: 3.2%) per annum and for tenure ranging from 180 days to 365 days (2020: 90 days to 365 days).
The Group pledged deposits of S$1.9 million (2020: S$1.9 million
) to a financial institution for securing of bank loans (Note 16). The remaining pledged deposits relate to deposits placed to comply with the local regulations of subsidiaries. Pledged deposits approximate fair value at the end of reporting period.

F-
27

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Outside parties	92,561	36,919

The credit period on rendering of service to outside parties is 30 to 90 days (2020: 30 to 90 days). No interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 12% to 15% per annum (2020: 12% to 15% per annum) on the outstanding balance.
Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables are estimated using an allowance matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, and where relevant general economic conditions of the industry in which the debtors operate.
The following table details the risk profile of trade receivables from contracts with customers based on the Group’s provision matrix. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2021
Estimated total gross carrying amount at default:
Outside parties	78,735	10,556	3,259	10	1	92,561
Expected credit loss	—	—	—	—	—	—

	78,735	10,556	3,259	10	1	92,561

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2020
Estimated total gross carrying amount at default:
Outside parties	27,552	7,710	1,496	121	40	36,919
Expected credit loss	—	—	—	—	—	—

	27,552	7,710	1,496	121	40	36,919

10	CONTRACT ASSETS

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Unbilled receivables	49,365	46,842

Unbilled receivables are balances owed by the customers that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer. Contract assets increased by S$2.5 million (2020: S$20.3 million) due to the expansion of business.
Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry in which the customers operate in. None of the amounts due from customers at the end of the reporting period is past due and management considered the amount to have low credit risk.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	OTHER RECEIVABLES

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Prepayments	6,395	4,500
Deposits	7,476	9,115
Grant receivable	—	722
Others	4,120	3,794

	17,991	18,131

Analysed as:
Current	13,220	12,257
Non-current	4,771	5,874

	17,991	18,131

Non-current other receivables relate to refundable deposits for office tenancies and utilities that are non-interest bearing and are due for repayment in years
2022 to 2026 (2020: 2022 to 2026).
For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to
12-month
ECL.
In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that may be specific to the debtors in estimating the probability of default of each of these receivables, as well as the loss upon default in each case. Management has determined that those receivables are subject to immaterial credit loss and adequate loss allowance has been provided.

12	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Financial assets measured at fair value through profit or loss	23,983	—
On September 27, 2021, the Company entered into an arrangement with Mangrove Insurance Guernsey PCC Limited (“Mangrove”), a protected cell company, where the Company subscribed for
17,742,500
fully-paid redeemable preference shares with discretionary dividends of two
dedicated protected cells of Mangrove at US$
1
each.
Under the arrangement, these cells are created to provide insurance to directors and officers of the Group, and there is no related claim filed during the year or outstanding potential claim as at year end. The Company has, at its discretion, the option to redeem the preference shares at any time for cash amounting to the sum of the net asset value of the cells on the redemption date. The subscribed redeemable preference shares are classified as financial assets measured at fair value through profit or loss, as (i) they give the Company the contractual right to receive cash when either the Company redeems the preference shares, or the cells have to reimburse the Company for claims covered by the insurance policies; and (ii) the contractual terms of the redeemable preference shares do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By virtue that the Company does not have any right to direct the investment strategy of the protected cell company, the management has determined that the Company does not have control over the cells and therefore, the cells are not consolidated as part of the Group.
As at the end of the reporting period, the fair value measurement for the cells are classified within Level 2 of the fair value hierarchy as the net asset value mainly consist of cash at bank. There were no transfers between different levels during the year.

F-
29

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and fittings	Office equipment and software	Equipment-in- progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
Cost:
At January 1, 2020	32,613	7,860	29,698	2,834	73,005
Additions	3,228	659	3,643	10,701	18,231
Reclassification	2,423	184	4,839	(7,446)	—
Disposals	—	—	(28)	—	(28)
Written off	—	—	(279)	—	(279)
Currency alignment	449	95	313	23	880

At December 31, 2020	38,713	8,798	38,186	6,112	91,809
Additions	5,574	1,534	5,189	11,026	23,323
Reclassification	7,668	955	7,979	(16,602)	—
Disposals	(1,941)	(650)	(1,589)	(1)	(4,181)
Written off	(1,558)	(564)	(2,833)	—	(4,955)
Currency alignment	(1,563)	(370)	(1,456)	(60)	(3,449)

At December 31, 2021	46,893	9,703	45,476	475	102,547

Accumulated depreciation:
At January 1, 2020	13,351	2,465	16,459	—	32,275
Depreciation for the year	10,372	1,530	7,145	—	19,047
Disposals	—	—	(28)	—	(28)
Written off	—	—	(274)	—	(274)
Currency alignment	118	10	80	—	208

At December 31, 2020	23,841	4,005	23,382	—	51,228
Depreciation for the year	10,918	1,858	9,309	—	22,085
Disposals	(1,832)	(602)	(1,468)	—	(3,902)
Written off	(1,424)	(561)	(2,817)	—	(4,802)
Currency alignment	(834)	(162)	(775)	—	(1,771)

At December 31, 2021	30,669	4,538	27,631	—	62,838

Carrying amount:
At December 31, 2020	14,872	4,793	14,804	6,112	40,581

At December 31, 2021	16,224	5,165	17,845	475	39,709

At December 31, 2021, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$0.8 million (2020: S$6.9 million).

F-
30

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

Office space
S$’000
Cost:
At January 1, 2020	38,765
Additions	22,837
Expired and early termination	(8,707)
Currency alignment	391

At December 31, 2020	53,286
Additions	6,863
Expired and early termination	(1,902)
Lease modification	16,128
Currency alignment	(2,365)

At December 31, 2021	72,010

Accumulated depreciation:
At January 1, 2020	15,925
Depreciation for the year	14,018
Expired and early termination	(6,008)
Currency alignment	130

At December 31, 2020	24,065
Depreciation for the year	17,768
Expired and early termination	(1,902)
Currency alignment	(1,081)

At December 31, 2021	38,850

Carrying amount:
At December 31, 2020	29,221

At December 31, 2021	33,160

Amount recognized in profit and loss

	2021	2020	2019
	S$’000	S$’000	S$’000
Depreciation expense on right-of-use assets	17,768	14,018	10,842
Interest expense on lease liabilities (Note 24)	1,529	1,559	1,383
Expenses relating to lease of low value assets	3,562	2,027	1,344

The Group leases office space with lease term ranging from 1 to 5 years. At December 31, 2021, the total cash outflow for leases amount to S$19.6 million (2020: S$14.7 million, 2019: S$11.6 million).

15	OTHER PAYABLES

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Outside parties	36,547	35,875
Deferred grant income	2,459	1,161
Others	90	164

	39,096	37,200

The average credit period on payables is 30 days (2020: 30 days). Interest is charged ranging from 0% to 15% per annum (2020: 0% to 15%) on the overdue balance.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	BANK LOANS

	December 31, 2021	December 31, 2020

	S$’000	S$’000
Secured - at amortized cost:
Bank loans	16,810	40,306

Analysed between:
Current portion
Within 1 year	13,847	24,170
Non-current portion
Within 2 to 5 years	2,963	16,136

	16,810	40,306

Interest payable (included in bank loans)	24	308

(i)	Facility I:
On
 September
18
,
2018
, TDCX SG entered into a financing facility with a financial institution lender and drew down a loan with principal amount of S$
30.4
 million. The facility bears an interest rate of
3
% over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The bank loan is denominated in Singapore Dollars with
20
equal quarterly repayments commencing on January
17
,

2019
and matures on
October 17, 2023
.
This financing facility was refinanced on April 29, 2019 as described below.
On April 29, 2019, TDCX SG entered into a revised credit facility with the financial institution lender to provide for borrowings in an aggregate amount of S
$
56.5

million that includes a S
$
7.6

million interest rate derivatives facility, a S
$
20.0

million advance facility, a S
$
27.4

million refinancing facility
and a S
$
1.5

million banker’s guarantee. On October 1, 2019, this revised credit facility was further amended to, among other things, provide for a S
$
5.0

million foreign exchange facility and reduce the S
$
7.6

million interest rate derivatives
facility to S
$
3.5

million. During the year ended December 31, 2020, TDCX SG has made repayments of S$6.0 million.

On
 October 16, 2019 and March 18, 2020, TDCX SG drew down loans of S$10.0 million and S$7.0 million respectively from the advance facility.
This advance facility bears an interest
 rate of 1.25%
per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The loans from the above advance facility have been fully repaid during the year ended December 31, 2021.
On September 3, 2021, TDCX SG entered into a further revised credit facility with the financial institution lender, which provides for borrowings in an aggregate amount of S$43.7 million that
includes a S$3.5 million interest rate derivatives facility, a S$5.0 million foreign exchange facility, a S$20.0 million advance facility, a S$13.7 million multi-currency specific advance facility (“MSAF”) and a S$1.5 million banker’s guarantee, as well as a US$2.0 million standby letter of credit. This further revised credit facility letter supersedes the financial institution lender’s previous credit facility letter on October 16, 2019. The MSAF is a revolving credit facility with nine equal quarterly reduction of
S$1.5
million to its facility limit, commencing on October 19, 2021 until the MSAF is fully repaid on October 19, 2023. During the year ended December 31, 2021, TDCX SG has made repayments of S
$1.5

million of the MSAF. The MSAF bears an interest rate of 1.25% per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The MSAF is repayable on demand at the discretion of the financial institution lender.
On November 18, 2021, the terms for the credit facilities were revised. As part of the revision, a corporate guarantee from the Company was provided as additional security.

(ii)	Facility II:
On April 30, 2020, TDCX SG entered into a temporary bridging loan agreement with the same financial institution lender and subsequently on July 30, 2020, TDCX SG drew down a principal amount of S$5.0 million. The facility bears an interest rate of 2.5% per annum. The bank loan is denominated in Singapore Dollar with 53 equal monthly repayments commencing on March 1, 2021 and matures on August 1, 2025.
During the year ended December 31, 2021, TDCX SG has made repayments of S$0.9 million (2020: S$Nil).

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The bank loans under Facility I and Facility II are secured by:

(a)	Personal guarantee from a director;

(b)	Guarantee from TDCXH;

(c)	Charge over a subsidiary’s pledged bank deposits; and

(d)	Corporate guarantee from the Company.
The bank loans contain financial covenants which require TDCXH and TDCX SG to maintain the following:

(a)	TDCX SG’s tangible net worth of not less than S$25 million;

(b)	A ratio of TDCX SG’s total indebtedness to tangible net worth of not more than 2.0 times;

(c)	A ratio of the Group’s consolidated total net debt to EBITDA of not more than 2.0 times;

(d)	The Group’s consolidated debt service coverage ratio of not less than 2 times;

(e)	TDCXH’s consolidated tangible net worth of not less than S$42 million; and

(f)	TDCXH’s consolidated debt service coverage ratio of not less than 3 times.
The Group was in compliance with the above financial covenants for the year ended December 31, 2021. Bank loans approximate fair value at the end of reporting period.

(iii)	Facility III:
On August 30, 2019, a wholly-owned subsidiary in China entered into a credit letter agreement with a third-party financial institution. The credit letter agreement provides for a revolving credit line in an aggregate amount of S$2.5 million (12 million Chinese Yuan (“CNY”)). While the term of this agreement is not defined therein, the term of each withdrawal thereunder is no more than six months. The annual interest rate is the applicable one-year loan prime rate plus 1%. During the year ended December 31, 2021, the subsidiary drew down a loan of S$0.6 million (CNY3 million) from the revolving credit facility with no repayments made since.
In addition to customary covenants and events of default, the subsidiary undertakes to maintain minimum net tangible assets of CNY18 million, not to pay any dividend to its shareholder or change its shareholding structure without the prior written consent of the financial institution and that any loan provided by its shareholder shall be subordinated to this facility agreement. The credit line granted under this facility agreement is guaranteed by a standby letter of credit with an amount of US$2 million issued by the financial institution lender in Facility I.

(iv)	Facility IV:
On March 23, 2021, TDCX acquired 100% of TDCX KY from the
Founder. As part of this transaction,
TDCX entered into a term loan credit facility agreement with a third-party financial institution on March 16, 2021. The credit facility provided for borrowings in an aggregate amount of US$188 million. Contemporaneous with TDCX’s acquisition of the Founder’s shareholder interests in TDCX KY, TDCX drew upon the credit facility on March 23, 2021 and subsequently distributed all S$252 million
(
US$188 million
)
of the proceeds to the Founder (the “2021 Loan”). The 2021 Loan carried interest rate of 3.15% above 3-month London interbank offered rate (“LIBOR”) for the first 18 months and 3.45% above 3-month LIBOR subsequently. The 2021 Loan was scheduled to be repaid on March 23, 2023, with an option to extend for 12 months. If the repayment term was extended for an additional 12 months, the loan was to be repaid in three instalments with the first instalment (being 25% of the outstanding principal) due 24 months after the drawdown of the loan, the second instalment (being a further 25% of the outstanding principal) due 30 months after the drawdown of the loan and the final instalment (the remaining outstanding balance) due 36 months after the drawdown of the loan. The 2021 Loan was guaranteed by TDCXH and TDCX KY and secured by a mortgage of the Founder’s shares in TDCX. Additionally, the Founder was required to maintain an amount equal to 80% of the amount outstanding under the 2021 Loan deposited in a collateralized
bank account with the third-party financial institution. The outstanding borrowings under this term loan credit facility were fully repaid on October 7,
2021.

F-3
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s statement of cash flows as cash flows from financing activities.

	Bank loans	Lease liabilities (Note 17)
	S$’000	S$’000
At January 1, 2020	34,421	25,461
Financing cash flow	4,496	(14,225)
Bank loan transaction cost	54	—
Non-cash changes:
- Accrued interest	1,335	1,559
- Additions to lease liabilities	—	22,837
- Early termination of lease	—	(2,870)
- Rent concession	—	(521)
- Currency alignment	—	246

At December 31, 2020	40,306	32,487
Financing cash flow	(31,114)	(19,632)
Bank loan transaction cost	416	—
Non-cash changes:
- Accrued interest	6,666	1,529
- Additions to lease liabilities	—	6,863
- Lease modification	—	16,099
- Currency alignment	536	(1,435)

At December 31, 2021	16,810	35,911

17	LEASE LIABILITIES

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	14,550	14,664
Amounts due for settlement after 12 months and not later than 5 years	21,361	17,823

	35,911	32,487

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored by the Group’s management. Lease liabilities approximate fair value as at end of reporting period.
In 2020, the Group has derecognized S$0.5 million of the lease liability that has been extinguished by the forgiveness of lease payments on leased office space.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	PROVISION FOR REINSTATEMENT COST

	December 31, 2021	December 31, 2020
	S$’000	S$’000
At beginning of year	6,069	4,955
Additions	2,673	899
Accretion, recognized in finance cost	158	140
Payment for reinstatement	(428)	—
Currency alignment	(425)	75

At end of year	8,047	6,069

Analyzed as:
Current	3,663	452
Non-current	4,384	5,617

	8,047	6,069

The provision is made based on management’s best estimate for the reinstatement cost for its leasehold improvements, taking into account recent quotes received from contractors and is carried at its approximate fair value as at end of reporting period. The provision is recognized as an addition to leasehold improvements (Note 13) and is depreciated over its estimated useful lives.

19	DEFINED BENEFIT OBLIGATION
A subsidiary in the Philippines is a participant in an unfunded, non-contributory
defined benefit multi-employer retirement plan. The subsidiary provides for a defined benefit plan for all qualifying employees. The normal retirement shall accrue to the employee upon reaching retirement age of 60 with at least 5 years of credited service. All employee may retire early with the consent of the subsidiary upon reaching the age of 50 and has completed at least 10 years of credited service.
A subsidiary in Thailand has obligations in respect of the severance payments they must make to employees upon retirement under labour law. The subsidiary treats these severance payment obligations as a defined benefit plan.

20	DEFERRED TAX ASSETS/LIABILITIES

	December 31, 2021	December 31, 2020
	S$’000	S$’000
Deferred tax assets	1,943	1,580
Deferred tax liabilities	(1,507)	(129)

	436	1,451

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following are the major deferred tax liabilities and assets recognized by the
Group:

Deferred tax asset (net)	Provisions	Accelerated tax depreciation	Undistributed earnings	Others	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
At January 1, 2020	602	(25)	—	384	961
Credit (charge) to profit or loss (Note 26)	538	70	—	(51)	557
Overprovision in prior years (Note 26)	(67)	—	—	—	(67)
Currency alignment	5	(11)	—	6	—

At December 31, 2020	1,078	34	—	339	1,451
Credit (charge) to profit or loss (Note 26)	46	(158)	(1,402)	—	(1,514)
Under (Over) provision in prior years (Note 26)	707	(109)	—	—	598
Currency alignment	(81)	(40)	—	22	(99)

At December 31, 2021	1,750	(273)	(1,402)	361	436

As
 of December 31, 2021, the Group’s undistributed earnings from certain non-U.S. subsidiaries were not indefinitely reinvested. Accordingly, the Group recorded a deferred tax liability of S$1.4 million (2020:S$Nil)
for the estimated taxes associated with the repatriation of these earnings. No deferred tax liability is recognized on temporary differences of S$11.3 million (2020: S$9.3 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates are insignificant.

21	SHARE CAPITAL

	December 31, 2021			December 31, 2020
	Class A	Class B	Undesignated	Undesignated
Number of shares issued and fully paid-up:
At beginning of the year	—	—	123,500,000	123,500,000
Re-designation	—	123,500,000	(123,500,000)	—
Issuance of shares	22,262,800	—	—	—

At end of the year	22,262,800	123,500,000	—	123,500,000

Number of shares authorized	50,000,000	200,000,000	250,000,000	500,000,000

	December 31, 2021			December 31, 2020
	Class A	Class B	Undesignated	Undesignated
	S$’000	S$’000	S$’000	S$’000
Amount of outstanding shares issued and fully-paid	3	16	—	*

*	Amount is less than S$1,000
On May
21
,
2021
, the Company completed the following transactions which resulted in the increase in number of issued ordinary shares from one
ordinary share to
123,500,000
ordinary shares:

(i)	A share split pursuant to which the one ordinary share was sub-divided into 10,000 ordinary shares; and

(ii)	An issuance of additional 123,490,000 ordinary shares for a nominal consideration of S$19,466 (US $12,349 ) . Such issuance was accounted for as a share split.
All references in the accompanying financial statements and related notes to the number of ordinary shares and per share data have been revised on a retroactive basis for all periods presented to reflect the effect of the above transactions.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September

7
,
2021
, TDCX Inc. filed a registration statement on Form F
-1
with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its ADSs representing Class A ordinary shares. The registration statement for listing its ADSs in the New York Stock Exchange was declared effective on September
30
,
2021
.
19,358,957
ADSs were sold in this offering, with each ADS representing
one
Class A ordinary share. The public offering price was US$
18
per ADS. On October
5
,
2021
, the Company issued
19,358,957
Class A ordinary shares for this capital increase. On October
12
,
2021
, the Company closed its underwritten follow-on offering of
2,903,843
ADSs, with each ADS representing
one
Class A ordinary share. The public offering price was US$
18
per ADS. The Company issued
2,903,843
Class A ordinary shares for this capital increase. The Class A ordinary shares are fully paid, carries one vote per share and a right to dividends.
Immediately prior to the completion of the offering, the Company has two classes of shares, the Class A ordinary shares and Class B ordinary shares. The authorized share capital upon immediately prior to the completion of the offering was US$50,000 divided into 500,000,000 shares comprising:

(i)	50,000,000 Class A ordinary shares of a par value of US$0.0001 each;
(ii)	200,000,000 Class B ordinary shares of a par value of US$0.0001 each; and
(iii)	250,000,000 undesignated shares of a par value of US$0.0001 each.
Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. In addition, each Class B ordinary share will automatically and immediately convert into one Class A ordinary share, upon the earlier of the following: the date that is 15 years from September 30, 2021; or nine months after the death or permanent disability of Mr. Laurent Junique.

All 123,500,000
ordinary shares were automatically converted by way of re-designation and reclassification of existing shares into Class B ordinary shares on a
one-for-one
basis immediately prior to the completion of the offering. The Class B ordinary shares are fully paid, carries ten votes per share and a right to dividends.

22	SHARE-BASED PAYMENTS
During the year ended December 31, 2021, the Group had the following share-based payment arrangements. The Group did not have such transactions during 2019 and 2020.
Performance Share Plan (equity-settled)
On August 26, 2021, the board of directors approved and adopted the Performance Share Plan (the “PSP”) which allows the Group to offer ordinary shares or American Depositary Shares (“ADSs”) to eligible employees, officers, consultants and directors (“participants”) who fulfil certain performance criteria. Under the PSP, the number of ordinary shares or ADSs awarded shall not exceed
5.0%

of the total number of issued and outstanding shares of TDCX.
The number of shares granted is calculated in accordance with the performance-based formula. The formula rewards to eligible participants to the extent of the Group’s and the individual’s achievement judged against the following measures:

(i)	Adjusted EBITDA
(ii)	Group employee satisfaction score
(iii)	Group customer satisfaction score
(iv)	Total shareholder return

2021
Number of share awards
Outstanding at the beginning of the year	—
Granted during the year	1,508,855

Outstanding at the end of the year	1,508,855

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The
 awards granted during the year will vest in
four
tranches and each tranche has its own performance conditions and vesting period. The weighted average fair value of the share awards at the grant date was
 U$
26.51
.

The awards outstanding at the end of the year had a weighted average remaining contractual life of 2.15 years.

The fair value of the shares awards has been measured using a Monte Carlo simulation model.
The inputs into the model are as follows:

2021
Expected volatility	29.0%
Expected term	0.45 t o 3.45 years
Risk free rate	0.1% - 0.9%
Expected dividend yield	Nil

Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. The Group recognized expenses of S$5.2 million (2020:
S
$Nil) during the year in respect of the
equity
-settled share awards.

23	REVENUE

	2021	2020	2019
	S$’000	S$’000	S$’000
Over time
Omnichannel CX solutions	346,582	283,427	217,349
Sales and digital marketing	114,718	66,235	46,839
Content monitoring and moderation	85,890	80,170	61,526
Other business process services	7,500	4,409	4,007

	554,690	434,241	329,721

At a point in time
Other services	508	482	544

	555,198	434,723	330,265

24	PROFIT FOR THE YEAR
Profit for the year has been arrived at after charging (crediting):

	2021	2020	2019
	S$’000	S$’000	S$’000
Defined contribution plan	11,741	8,828	6,759
Wages, salaries, bonus and other benefits	327,942	246,724	180,707
Gain on disposal of a subsidiary	—	731	—
Share of profit from an associate	101	196	—
Finance costs:
Interest on bank loans	6,666	1,344	1,410
Interest expense on lease liabilities	1,529	1,559	1,383
Accretion on provision for reinstatement cost	160	141	100
Others	59	14	—
Professional fees	3,737	6,135	1,661
Equity-settled share-based payment expense	5,204	—	—
Cash-settled share-based payment expense	199	—	—
Forfeiture of office lease deposit	—	1,094	—
Gain on early termination of right-of-use assets	—	(171)	(21)
Utilities expense (included in other operating expenses)	2,131	1,953	2,080
Foreign exchange (gain) loss - net (included in other operating expenses)	(1,375)	1,753	2,118

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 5	OTHER OPERATING INCOME

	2021	2020	2019
	S$’000	S$’000	S$’000
Government grant and credit scheme subsidies	4,721	6,311	543
Rent concessions	—	521	—
Interest income from an associate	—	55	—
Others	1,594	627	174

	6,315	7,514	717

26	INCOME TAX EXPENSES

	2021	2020	2019
	S$’000	S$’000	S$’000
Income tax:
Current year	24,862	19,488	7,986
(Over) Underprovision of prior years	(34)	(69)	181

	24,828	19,419	8,167
Deferred tax:
Current year (Note 2 0 )	1,514	(557)	(1,004)
(Over) Underprovision of prior years (Note 20)	(598)	67	30

	916	(490)	(974)
Foreign withholding tax	2,493	2,374	331

	28,237	21,303	7,524

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of
17
% (2020:
17
%, 2019:
17
%) to profit before income tax as a result of the following
differences:

	2021	2020	2019
	S$’000	S$’000	S$’000
Profit before income tax	132,079	107,397	81,060

Tax at the Singapore income tax rate	22,453	18,258	13,780
Tax effect of expenses that are not deductible in determining taxable profit	6,504	2,099	834
(Over) Under provision in prior years	(632)	(2)	211
Tax exempt income (Note A)	(6,454)	(2,274)	(7,004)
Effect of different tax rates of subsidiaries operating in other jurisdictions	15	(45)	(987)
Deferred tax asset not recognized	2,440	1,263	1,100
Previously unrecognized and unused tax losses now recognized as deferred tax assets	—	—	(403)
Utilization of tax losses previously not recognized as deferred tax asset	—	(364)	(279)
Deferred tax on foreseeable dividends	1,399	—	—
Foreign withholding tax	2,493	2,374	331
Others	19	(6)	(59)

Tax expense for the year	28,237	21,303	7,524

Note A:
Tax exempt income represent income of subsidiaries located in Singapore, Malaysia and Philippines that benefit from tax holiday. Refer to below for additional information on those subsidiaries tax holidays.

F-
39

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group entities have unutilized tax losses carry forward available for offsetting against future taxable income as follows:

	2021	2020	2019
	S$’000	S$’000	S$’000
Tax losses carry forward
Amount at beginning of year	10,957	7,004	4,431
Utilized during the year	—	(2,142)	(1,131)
Recognized as deferred tax	—	—	(1,612)
Arising during the year	9,570	6,095	5,316

Amount at end of year	20,527	10,957	7,004

Deferred tax asset on above unrecorded	4,803	2,363	1,100

No deferred tax asset has been recognized in respect of the tax losses carried forward from certain subsidiaries due to the uncertainty of future profit streams. The realization of the future income tax benefits from tax losses carried forwards is available for an unlimited future period subject to the compliance with conditions imposed by law and the relevant tax authorities.
A subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitles the subsidiary to enjoy customized tax incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. The scheme was extended and customized for 5 years in 2015 and has expired o
n January 18, 2020.
The subsidiary is currently in the process of obtaining the extension from Ministry of Finance and Ministry of International Trade and Industry Malaysia for the period from 2022 onward. The subsidiary has recognized income tax expense.
A subsidiary in Philippines was registered as a PEZA Ecozone Information Technology (Export) Enterprise granted by the Philippine Economic Zone Authority (“PEZA”) which avails the subsidiary to the Income Tax Holiday (“ITH”) for a period o
f 4
years from the commencement of operations at the initial operational site. The ITH period can be further extend up t
o 2
years with application to PEZA when stipulated conditions are met.
Had the Group not enjoyed income tax holidays for the years ended December 31, 2019, 2020 and 2021, the increase in income tax expenses and resulting basic and diluted earnings per share amounts would have been as follows:

	2021	2020	2019
	S$’000	S$’000	S$’000
Increase in income tax expenses	2,102	2,083	8,017

	2021	2020	2019
	S$’000	S$’000	S$’000
Basic and diluted earnings per share	0.79	0.68	0.53

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	BASIC AND DILUTED EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	2021	2020	2019
	S$’000	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to owners of the Group)	103,841	86,093	73,535

	2021	2020	2019
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	128,803,824	123,500,000	123,500,000
Effect of dilutive potential ordinary shares:
Effect of vesting of employee share awards	26,310	—	—
Weighted average number of ordinary shares for the purposes of diluted earnings per share	128,830,134	123,500,000	123,500,000

	2021	2020	2019
	S$	S$	S$
Basic earnings per share	0.81	0.70	0.60
Diluted earnings per share	0.81	0.70	0.60

28	DIVIDENDS
In 2020, the company declared tax-exempt dividends of S$73.5 million per ordinary share totaling S
$73.5
million (2019: S
$17
million)
in respect of the year ended December 31, 2020 (2019: December 31, 2019). No dividends were declared in 2021.

29	RESERVES
Reserves comprise of:

(a)	Translation reserves
Exchange differences relating to the translation of the net assets of the Group’s foreign operations, which relate to subsidiaries only, from their functional currency into the Group’s presentation currency, being Singapore Dollars, are recognized directly in the translation reserves.

(b)	Legal reserves
Legal reserve arose from:

•
a subsidiary in Thailand whereby, according to the Civil and Commercial Code of Thailand, an entity must appropriate at least one-twentieth
of the profit arising from the business of the entity to a legal reserve at each distribution of dividend, until the legal reserve reaches one-tenth
of the capital of the entity. Such legal reserve is not available for distribution as dividend until the entity is finally wound up.

•
subsidiaries in People’s Republic of China (“PRC”) whereby, accordingly to the laws applicable to the PRC Domestic Enterprises and PRC Foreign Investment Enterprises, the PRC subsidiaries must make annual appropriations of not less than 10% of after-tax profit
from
after-tax profit
to
non-distributable statutory
reserve. These reserve funds can only be used for specific purposes and are not distributable as cash dividends.

F-4
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Share-based payment reserves
The share-based payment reserves arose from the grant of share awards to employees under the Performance Share Plan (Note 22).

(d)	Other reserves
Other reserves arose from the following:
On September 19, 2018, TDCXH acquired 40%
paid-up
share capital in TDCX SG from the
non-controlling
interest holder, which comprised an aggregate of 0.8 million ordinary shares for a total consideration of S$38 million. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCX SG recorded in other reserve.
On December 22, 2020, the Founder transferred his 100% equity interest in TDCXH to TDCX KY for a consideration of S$2. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCXH recorded in other reserve.
On March 23, 2021, the Founder transferred his 100% equity interest in
TDCX KY to TDCX. As part of this transaction, TDCX drew upon its loan facility agreement in an aggregate amount of S$252 million (US$188 million)
and subsequently distributed all the proceeds to the Founder. The transaction has been treated as common control transaction and was accounted for in a manner similar to a pooling of interest with assets and liabilities reflected at their historical amounts in the Group’s consolidated financial statements. The proceeds distributed to the Founder were accounted for as a distribution in the Company’s consolidated statement of changes in equity.
As described in note 21, the Company issued 19,358,957 Class A ordinary shares on October 5, 2021 and 2,903,843 Class A ordinary shares on October 12, 2021. The share premium arising from the issuance of shares, net of share issuance costs has been recorded as other reserve in the Company’s consolidated statement of changes in equity.

30	RESTRICTED NET ASSETS
Some of TDCX’s consolidated subsidiaries have certain restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to the following legal restrictions and financing arrangements:

(1)	PRC legal restrictions permit payments of dividends by TDCX’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations.

(2)	Other legal restrictions for the subsidiaries in PRC and Thailand for the distribution of dividend. Refer to Note 29 (b) for further details.

(3)	Refer to Note 16 for the bank loan covenants for the restrictions.
The balance of restricted net assets TDCX’s consolidated subsidiaries held was less than 25% of its consolidated net assets (2020: S$72.4 million) as at December 31, 2021.

31	SEGMENTAL REPORTING
Information reported to the Group’s chief operating decision maker (“CODM”), who are directors of the Group, in order to allocate resources and assess its performance, and for which discrete financial information is available, is based on each business unit’s performance located in each country where a set of similar services are offered. Country directors (i.e. segment managers) are responsible for performance of the respective country’s business units and are directly accountable to the Group’s CODM.
Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8
Operating segments,
the Group has determined that it operates as a single reportable segment. The information below includes information about the Group’s products and services, geographical areas, and major customers.

F-4
2

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2021	2021	2020	2019
	US$’000	S$’000	S$’000	S$’000
Revenue
Omnichannel CX solutions	256,404	346,582	283,427	217,349
Sales and digital marketing	84,870	114,718	66,235	46,839
Content monitoring and moderation	63,543	85,890	80,170	61,526
Other business process services and other services	5,924	8,008	4,891	4,551

	410,741	555,198	434,723	330,265

Analysis of revenue and carrying amount of
non-current
asset by geography
The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with.

	Revenue				Non-current assets
	2021	2021	2020	2019	December 31, 2021	December 31, 2020
	US$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Singapore	106,524	143,989	121,062	96,175	11,238	5,427
Philippines	106,763	144,313	109,268	84,169	24,009	29,621
Malaysia	107,408	145,184	112,976	82,795	8,219	11,246
Thailand	52,951	71,574	54,185	41,445	11,692	11,317
China	8,635	11,671	11,500	16,099	1,868	2,606
Japan	22,814	30,838	22,759	9,008	5,670	836
Spain	5,179	7,000	2,973	574	2,486	2,449
India	67	90	—	—	4,005	3,745
Colombia	321	432	—	—	4,158	3,224
Romania	3	4	—	—	5	—
South Korea	76	103	—	—	56	—

	410,741	555,198	434,723	330,265	73,406	70,471

Information about major customers
During the year, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	2021	2020	2019
	S$’000	S$’000	S$’000
Customer
A	237,595	160,625	100,988
B	104,629	102,003	116,550
C	62,830	54,585	40,832

	405,054	317,213	258,370

3 2	COMMITMENTS
Lease commitments for leases of
low-value
assets are as follows:

	2021	2020	2019
	S$’000	S$’000	S$’000
Payable within one year	2,259	11,233	3,336
Payable in the second to fifth year inclusive	1,419	3,775	3,766

	3,678	15,008	7,102

F-4
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	EVENTS AFTER THE REPORTING PERIOD
On March 14, 2022, TDCX announced that the board of directors had approved a US$30 million share repurchase program. The share repurchase program commenced on the same day. Up to the date of the financial statements, the Company acquired 106,200 of its own shares through repurchases on the open market at prevailing market prices for US$1.3 million.