Form 20-F
period 2022-12-31
TDCX Inc.
filed 2023-04-26
CIK 1803112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Laurent Bernard Marie Junique +65 6309 1688 750D Chai Chee Road #06-01/06 ESR BizPark @ Chai Chee Singapore 469004
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value of US$0.0001 per share	TDCX	The New York Stock Exchange
Class A ordinary shares, par value of US$0.0001 per share*		The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares, each representing one Class A ordinary share.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

SEC 1852 (05-21)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2022, there were (i) 21,418,462
Class A ordinary shares outstanding, par value of US$0.0001 per share (excluding (a) 1,048,812 Class A ordinary shares represented by 1,048,812 ADSs that we repurchased, and (b) 420,000 Class A ordinary shares issued to the depositary for future vesting of warrants granted to a customer) and (ii)

123,500,000
Class B ordinary shares outstanding, par value of US$0.0001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐    Yes  ☒    No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐    Yes  ☒    No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒    Yes  ☐    No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒    Yes  ☐    No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒

Non-accelerated filer	☐	Emerging growth company	☒
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
of the Exchange Act).   ☐    Yes  ☒    No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐    Yes  ☐    No

i

INTRODUCTION
Conventions Used in this Annual Report
Unless the context provides otherwise, for the purposes of this annual report:

•	“ADR” means American Depositary Receipt;

•	“ADS” means American Depositary Shares;

•	“agent” means an FTE, as classified under our employee classification system;

•	“AI” means artificial intelligence;

•	“B2B” means business-to-business;

•	“B2C” means business-to-consumer;

•	“Class A ordinary share” means our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary share” means our Class B ordinary shares of par value US$0.0001 per share;

•	“clients” means our corporate clients with whom we have entered into contractual arrangements;

•	“CRM” means customer relationship management;

•	“customers” means the parties with whom we have customer interactions on behalf of our clients;

•	“CX” means customer experience;

•	“Founder” means Mr. Laurent Bernard Marie Junique (Laurent Junique or Mr. Junique), our founder, Executive Chairman and Chief Executive Officer;

•	“FTE” means full-time equivalent employee;

•	“KPI” means key performance indicator;

•	“MSA” means master services agreement;

•	“new economy” means high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth;

•	“NYSE” means the New York Stock Exchange;

•	“Principal Shareholder” means Transformative Investments Pte Ltd;

•	“SOW” means statement of work;

•	“TDCX HPL” means TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd);

•	“TDCX KY” means TDCX (KY) Pte Ltd;

•	“TDCX SG” means TDCX (SG) Pte. Ltd. (formerly Teledirect Pte Ltd);

•	“U.S.” and “United States” means the United States of America; and

•	“We,” “us,” “our,” “Company,” “TDCX,” “our Group” and “the Group” mean TDCX Inc. and its subsidiaries, collectively.

Certain metrics presented in this annual report, which include our employee satisfaction scores, are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement, collected through our internal employee surveys and human resources management systems, there are inherent challenges in measuring employee satisfaction and similar metrics. In addition, we are continually seeking to improve the estimation and evaluation criteria that we use to calculate our employee satisfaction, and such estimates may change due to improvements or changes in our methodology. References to the average number of employees are to the average headcount at the end of each month over the course of the given period.
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
Basis of Presentation
TDCX was incorporated in the Cayman Island on April 16, 2020 and was wholly owned by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of the Founder and his family. TDCX was incorporated to acquire our Founder’s shareholder’s interest in TDCX KY. On December 22, 2020, TDCX KY acquired our Founder’s 100% interest in TDCX HPL. Prior to September 2018, TDCX SG, was 60% owned by our Founder and 40% owned by a third party. In September 2018, the remaining 40% of TDCX SG was acquired by TDCX HPL by paying cash in an amount of S$38 million. In January 2019, our Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG, and TDCX SG became a wholly owned subsidiary of TDCX HPL. On March 23
,
2021, TDCX acquired 100% of TDCX KY from our Founder. As TDCX, TDCX KY, TDCX HPL and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCX HPL by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements as if the reorganization had always been in place. As such, the consolidated financial statements were prepared as if TDCX had control over TDCX KY, TDCX HPL and TDCX SG for all periods presented. For more information, see Note 1 to our audited consolidated financial statements included elsewhere in this annual report.
When we refer to “U.S. dollars” and “US$” in this annual report, we are referring to United States dollars, the legal currency of the United States. When we refer to “S$,” we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “IFRS,” we are referring to International Financial Reporting standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report were made at a rate of S$1.3446 to US$1.00, being the rate in effect as of December 31, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rates stated below, or at all. On April 21, 2023, the rate was S$1.3332 to US$1.00.
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
In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” and as follows:

•	Changes in the laws, regulations, policies and guidelines in the jurisdictions in which we operate;

•	The regulatory environment in the jurisdictions in which we operate;

•	Competition in the outsourced business support services industry in the jurisdictions in which we operate;

•	Reliance on certain clients for a significant portion of our revenue;

•
Developments related to pandemics such as
COVID-19,
including with respect to the success of any vaccines and the impact of economies reopening further and the ability of economies and our clients to recover from the economic effects of a pandemic;

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

•
We may face difficulties as we expand our operations into countries in which we have no prior operating experience, and there can be no assurance that our future expansion and other growth plans will be successful;

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

•
Spending on omnichannel CX solutions and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate;

•
We may seek to acquire companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could adversely affect our business, financial condition and results of operations;

•	Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business;

•	Our operating results may fluctuate from one quarter to the next due to client and service mix and other factors;

•
We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations; and

•	If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.
Risks Related to Our Business and Industry
Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon the business relationships we have developed with our largest clients, including our ability to retain our clients. In the past we have derived, and as of the date of this annual report, we believe that we will continue to derive, a significant portion of our revenue from our two largest clients, Meta and Airbnb. On a combined basis these two clients accounted for a total of 60.4%, 61.6% and 55.2% of our revenue for the years ended December 31, 2020, 2021 and 2022, respectively. Our top five clients for each of 2020, 2021 and 2022, on a consolidated basis, accounted for a total of 83.8%, 84.4% and 81.2% of our total revenues in the years ended December 31, 2020, 2021 and 2022, respectively.

In addition, there can be no assurance that the volume of work to be performed by us for our largest clients will not vary significantly from year to year in the aggregate, particularly since we are not the exclusive service provider of our clients generally. Furthermore, one of the key services we provide to one of our largest clients is content, trust and safety, which has become a growth business for us. There can be no assurance that current trends related to content, trust and safety will not reverse. A number of factors other than the price and quality of the services we provide, such as a change in the financial profile of a client, change of leadership or strategy within a client’s senior management, or a corporate reorganization, merger or other acquisition involving a client, could result in the loss or reduction of business from any of our clients, including our largest clients, and we cannot predict the timing or occurrence of any such event. The loss of revenue from our largest clients may have an adverse effect on our business, financial condition and results of operations.
Our failure to successfully implement our business strategy and global, growth-oriented business model and sustain our growth rate and financial performance could harm our business.
We are an award-winning digital customer experience solutions provider for technology disruptors and other blue-chip companies and provide omnichannel CX solutions, sales and digital marketing services, content, trust and safety services and other services. The execution of our business strategy is critical in order for our overall business to achieve economies of scale and increase our profitability.
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
Our success in implementing our business strategy and global, growth-oriented business model may be adversely affected by other factors within and outside of our control, including the following factors:

•	size, timing and profitability of significant campaigns or engagements with current or new clients;

•	slowdowns in the industry verticals that our clients are in, such as digital advertising and media, travel and hospitality, technology and others;

•	changes in the volume of work we receive on a full-time equivalent basis from campaigns;

•	the inability to accurately predict and in a timely manner fulfill FTE requirements on our campaigns;

•	changes in global business services demand due to any reason, including changes in laws, regulations or perceptions of outsourcing operations to offshore service providers;

•	the inability to continually improve or adapt to rapid technology changes;

•	adverse changes to our cost structure;

•	our inability to operate and manage a larger operation as we grow our market share and enter into international markets;

•	existing or potential clients’ decisions to stay with existing service providers or move services we provide in-house;

•	the inability to win new campaigns through competitive bidding processes;

•	the inability to attract qualified employees;

•	the inability to manage foreign exchange fluctuations;

•	operational, financial and legal challenges (including compliance with foreign laws);

•	costs associated with entering new and unfamiliar geographies or commencing significant new campaigns for our current and future clients; and

•	negative press and reputational risks that adversely affect our brand, including similar risks to our industry.
Our failure to successfully execute our business strategy and global, growth-oriented business model could also adversely affect our future operating performance and cash flow, which in turn could restrict our ability to source high quality human capital and talent, innovate new tools and service offerings, make our operations more efficient and grow our business. We cannot assure you that we will be able to successfully execute our growth strategy or implement our planned business strategy and failure to do so could have an adverse effect on our business, financial condition and results of operations.
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
Our industry is very competitive. We primarily compete on the basis of the quality of the services we provide and expertise in tailored services for our clients. We believe that the other principal competitive factors in the markets in which we operate are price, value proposition to clients, breadth of geographical reach and industry expertise. We primarily face competition from other customer experience business services providers as well as firms specializing in CRM consulting, customer engagement solution providers and in-house customer engagement operations. We typically are not an exclusive service provider of our clients as they usually prefer to engage more than one provider in each customer region to reduce their provider concentration risk. See “Item 4. Information on the Company—B. Business overview—Competition.”
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
We may also face competition from our clients if they decide to bring the services we provide in-house or consolidate the number of vendors they use for the services we provide. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could result in reduced operating profit margins which could have a material adverse effect on our business, financial condition and results of operations.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience, and there can be no assurance that our future expansion and other growth plans will be successful.
Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future clients. This may involve expanding into countries and regions other than those in which we currently operate, depending on the demand for our services as well as opportunities for growth, and where we have less familiarity with local regulations, environment and procedures. It involves expanding our operations in recently entered markets such as Colombia, India, South Korea, Romania, Australia, Taiwan, Türkiye, Vietnam, Brazil and Indonesia, or entering into new countries and regions where we do not currently operate, which have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations.
Overseas expansion involves numerous risks, including but not limited to legal and regulatory risks and financial costs. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our expansion.
In addition, geographic expansion will require substantial management dedication and efforts which may require significant additional expenditures. We cannot assure you that our operations in new geographic markets will be profitable. The abovementioned challenges associated with our growth plans may place increased demands on our management and on our operational systems and other resources, and could also increase our exposure to unanticipated risks and liabilities. Any difficulty in the implementation of our global growth strategy may adversely affect our business, financial condition and results of operations.
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
Our agreements with our clients are typically for one to three-year terms and many of our agreements have automatic renewal terms or renewal terms to be entered into at the election of our clients. Accordingly, we may be bound by pricing and other established terms during the renewal periods and so we may not be able to revise pricing or other terms to take account for market conditions, including changes in labor costs.
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
The outsourced business support services industry relies on large numbers of highly trained employees at delivery centers. The demand for talent is even more important for business services companies, such as our Company, that provide complex and high-value services, including content moderation and digital services support. Therefore, our success depends to a significant extent on our ability to attract, hire, train and retain talented and skilled employees. Our industry is prone to high employee attrition, which requires us to continuously hire and train new employees. There is significant competition for trained employees with the skills necessary to perform the services we offer to our clients, including employees that are proficient in certain high-demand languages. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate, there may be a limited number of highly trained employees for a number of reasons, including government-imposed regulations and policies related to expatriate and foreign permitting that could limit the number and availability of foreign workers in certain jurisdictions. We often rely on expatriate employees to fill roles that cannot be performed by locally-hired agents due to the combination of specialized skillset, native languages and cultural skills. If qualified personnel cannot immigrate to or obtain work visas in a country where we require their services, we may have difficulty hiring the requisite number of local workers with the requisite skills for our campaigns, or we may exceed our budgets in order to do so. In particular, in Thailand, our subsidiary, Teledirect Telecommerce (Thailand) Limited, has been granted certain privileges by the Board of Investment of Thailand, or the BOI, which are comprised of incentives for business development in Thailand and includes, among other things, certain exceptions allowing us to hire foreign technicians and experts to work on promoted projects and the ability to secure visas for foreign employees with a faster approval time than is otherwise available for non-promoted businesses in Thailand. However, these privileges are subject to a number of conditions (as amended from time to time) including the requirement to have, and maintain through the promotion period, a ratio of domestic to foreign employee of at least three to one. As of December 31, 2022, our ratio of domestic to foreign employees in Thailand was approximately 3.9 to 1. Although we are actively managing our headcount in Thailand for compliance with the BOI’s domestic employee requirement, failure to maintain such domestic to foreign employees ratio may result in a revocation of our BOI privileges and incentives causing our foreign employees to potentially lose their employment visas, which could materially affect our operations in Thailand.
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
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to our end-customers based on certain KPIs, such as the time it takes for a customer experience matter to be closed out, customer satisfaction score and forecast accuracy. In some cases, the quality of services that we provide is measured by quality assurance indicators and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our clients’ end-customers. Failure to consistently meet service requirements of such end-customers or errors made by our employees in the course of delivering services to such end-customers could disrupt our clients’ businesses and result in a reduction in revenue or a claim against us for damages. For example, our agreements generally stipulate standards of service that, if not met by us, would result in lower payments to us or generally in the form of service credits, coupled with a right to set off. A failure or inability to meet these requirements of such representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for damages against us, which could have a material adverse effect on our business, financial condition and results of operations.
A substantial portion of our operations and investments are located in Southeast Asia and we are therefore exposed to various risks inherent in operating and investing in the region.
For the year ended December 31, 2022, we derived 90.2% of our revenue from our operations in countries located in Southeast Asia. We intend to continue to develop and expand our business and capacity in Asia with our current and potential clients. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including risks related to the following events:

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

•	enactment or any increase in the enforcement of regulations related to personal data protection in the areas in which we operate that may incur compliance costs;

•	health epidemics (including the COVID-19 outbreak) may affect our operations and demand for our services; and

•	natural disasters like volcano eruptions and earthquakes may impact our operational sites severely.
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
Our relationships with our clients are governed by master services agreements, and a number of statements of work, which set out the details of our services we provide to our clients. Our current MSA with Meta has a primary term of 12 months and automatic successive renewal periods of 12 months each thereafter (unless Meta elects to not renew). On August 1, 2021, we entered into a new MSA with Airbnb for an initial term as well as two extension options (unless terminated by Airbnb). While our MSAs have traditionally been renewed and have not been terminated by our largest clients as of the date of this annual report, there can be no assurance that our agreements with any of our clients, will be renewed upon their expiration on commercially favorable terms or at all or will not be terminated early pursuant to their respective terms.
A contract termination, non-renewal of a contract when it expires, or significant reduction in the use and number of services under our contracts with our key clients could result in a lower utilization rate, which would result in decreased operating margins and profitability. We may not be able to replace any key client that elects to terminate, scale back, or not renew its contract with us, which would have an adverse effect on our business, financial condition and results of operations.
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
Spending on omnichannel CX solutions and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.
Our clients’ budgets for our services and reductions in client spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted our revenues, gross profits, operating margins and results of operations. Certain events outside of the control of our clients, such as regulatory and political developments, may occur and adversely affect our revenues, gross profits, operating margins and results of operations. These economic conditions can occur abruptly and persist for an uncertain duration of time. For example, the effect of the COVID-19 outbreak on the global economy. See “—Effects of any future health pandemics, such as the recent COVID-19 pandemic, on our and our clients’ business and operations could adversely affect our financial results.”

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
The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and our credit terms with them, leading to adverse impact on our cash flow and results of operations. If our clients suffer from the negative effects of inflation, they may seek to mitigate the negative effects through reduced spending, lower pricing or additional discounts from us, less stringent credit terms, among other possible measures. Any of the foregoing could adversely affect our business, financial condition and results of operations.
We may seek to acquire companies in the future and if we cannot find suitable targets or cannot integrate these companies properly into our business after acquiring them, it could adversely affect our business, financial condition and results of operations.
While we have grown organically almost exclusively, we may in the future as part of our global growth strategy pursue acquisitions of complementary businesses in certain geographies or exposure to certain industries, and acquisitions of companies with technologies that we can incorporate into our tailored client solutions. These transactions could be material to our financial condition and results of operations. Additionally, our growth strategy may be affected if the acquisition targets or investments that we identify are unsuitable or if the suitable acquisition targets select other companies that compete with us for these strategic opportunities over us. Even if we identify and advance in our pursuit of acquisitions, we may not complete the transactions in a timely manner, on a cost-effective basis, or at all, and as a result, we may not realize the expected benefits of any such acquisition or investment.
Upon consummation of an acquisition or a similar investment transaction, we may not be able to effectively integrate such future acquisitions into our operations or our corporate culture and may not achieve the profitability we expect from such acquisitions.
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
Employee benefits expenses were S$258.0 million, S$339.7 million and S$436.4 million in the years ended December 31, 2020, 2021 and 2022, representing 77.4%, 80.6% and 82.6% of our total operating expenses in each period, respectively.
Employee salaries and benefits expenses in all of the countries in which we operate have increased over recent years as a result of economic growth, increased demand for business services, increased competition for trained and talented employees, among other wage-inflationary pressures and we cannot assure that they will not continue to rise. Global inflation began to rise in 2021 and has continued to increase in 2022. Inflation may increase our labor costs, including costs related to our employee salaries and benefits. In response to high inflation rates, central banks have been raising short-term sovereign interest rates, which have resulted in an increase in market interest rates globally. However, there can be no assurance that central banks will not continue to raise short-term sovereign interest rates or that such measures will successfully contain inflationary pressures. If inflation (including wage-inflation) continues to increase in the countries in which we operate, it may increase our expenses that we may not be able to pass through to clients and thus negatively impact our business and results of operations.

Our expenses may also increase if we implement employment compensation schemes, such as an employee stock option plan, to attract talent. In 2022, we awarded 4,106 ADSs to certain of our directors, officers and other senior employees under the terms of our TDCX Performance Share Plan, or PSP. For more information on our PSP, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”
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
These labor laws in one or more of the key jurisdictions in which we operate, including Singapore and the Philippines, may be modified in the future in a way that causes our costs to increase and any such changes may be detrimental to the business that we operate in such jurisdiction. For example, in the Philippines, the Republic Act No. 11927, otherwise known as the Philippine Digital Workforce Competitiveness Act, established the Inter-Agency Council for Development and Competitiveness of Philippine Digital Workforce which was designated as the primary planning, coordinating and implementing body in the competitiveness of the Philippine digital workforce. The Inter-Agency is authorized to enter into public-private partnerships with experts, information technology-business process outsourcing (IT-BPO) industry associations, private companies and other stakeholders in the formulation and implementation of training, skills development, and certification programs. In addition, the Revised Implementing Rules and Regulations of the Telecommuting Act were issued on September 16, 2022 by the Department of Labor and Employment, or DOLE, encouraging employers and employees to jointly adopt and implement telecommuting programs to optimize the benefits of technology. As defined under the rules, telecommuting refers to a work arrangement that allows an employee to work from an alternative workplace, in whole or in part, with the use of telecommunication and/or computer technologies. The rules apply to employers and employees in the private sector that implement a telecommuting program, and state that work performed in an alternative workplace shall be considered as work performed in the regular workplace of the employer. The implementation or increase of additional labor laws in the countries we operate may reduce our profit margins and have an adverse effect on our business, financial condition and results of operations.
Our operating results may fluctuate from one quarter to the next due to client and service mix, volatility in the volume of business from clients, and other factors.
Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, volatility in the volume of business from clients due to seasonal trends, the business decisions of our clients regarding the use of our services, start-up costs as we begin new campaigns for current or new clients, delays or difficulties in expanding our operational facilities or opening new operational facilities, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing campaigns, currency fluctuations and general economic conditions. In addition, while our business generally is not seasonal, our results may fluctuate because our clients’ businesses are impacted by seasonal effects that affect their use of our services, such as high travel seasons for our clients in the travel and hospitality industries or the winter holiday shopping season for consumer electronics clients.
In addition, the demand cycle for our services, typically from three to nine months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients, make it difficult to predict the timing and success of new engagements with current or new clients. The demand cycle for a specific campaign depends on the campaign size, complexity and urgency of the client’s need. Also, we recognize revenue as and when the performance obligations set out in each campaign are satisfied and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in building our infrastructure to meet our current or future clients’ specifications with respect to any engagement. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays. Any failure by us to predict and plan demand for our services for any of the foregoing reasons, including due to the effects of seasonality trends in the businesses of the clients, could adversely affect our business, financial condition and results of operations.

We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations.
We earn revenue primarily denominated in U.S. dollars and Singapore dollars (which is our reporting currency). We incur rental payments and expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which we operate. However, there can be no assurance that in the future, we will not take campaigns that result in more exposure to local currencies. We may also be affected by the risk of currency fluctuations arising between the transaction dates and the settlement dates for these transactions. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar and other currencies in which we earn revenue, particularly the U.S. dollar, and (ii) fluctuations between the Singapore dollar and other currencies in which we have expenditures, particularly the Philippine peso, Thai baht and Malaysian ringgit. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht and Malaysian ringgit could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. Any changes in currency exchange rates may adversely affect our business, financial condition and results of operations.
If our current insurance coverage is or becomes insufficient to protect against losses incurred, our business, financial condition, results of operations and prospects may be adversely affected.
We maintain some insurance coverage, including professional liability insurance, property insurance coverage for certain of our facilities and equipment for certain of our operations, and crime, cyber and general commercial insurance; however, we do not insure for all risks in our operations. In addition, we have established two captive insurance cells for directors and officers liability insurance through which we intend to continue to maintain some level of self-insurance coverage. The reserves of such captive insurance cells will be subject to periodic adjustments based upon actuarial evaluations, which adjustments could impact our overall results of operations, and such periodic adjustments may be favorable or unfavorable. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.
We provide services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Although we believe that we maintain sufficient insurance coverage comparable to other service providers in our industry, the occurrence of an event that causes losses in excess of our self-insurance estimates or the limits specified in our policies, or losses arising from events not covered by insurance policies (including any deductibles, exclusions or limitations), could materially harm our business, financial condition, results of operations and prospects. Moreover, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that we will not be required to increase our self-insurance amounts. Additionally, we do not maintain “key person” insurance policies on any of our directors, officers or other personnel. There can be no assurance that any claims filed will be honored fully or timely under our insurance policies. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.
We derive most of our revenue from clients in new economy sectors and are subject to risks associated with operating in the rapidly evolving new economy sectors.
As a new economy business services provider dedicated to serving new economy participants internationally, we are subject to risks associated with the rapidly evolving nature of new economy sectors, including but not limited to the technology, consumer and retail, and hospitality sectors. We derive at least 90% of our revenue from new economy clients. Our future business, financial condition, and results of operations will largely depend on the development of the new economy sectors and their participants in the markets that we operate and target for future expansion.
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

We may enter into contracts with significant fixed price elements or solely fixed-price contracts with our clients and any failure to accurately price these arrangements may affect our profitability.
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
The business practices of companies that offer content moderation and curation services continue to be subject to increasing scrutiny, particularly including the treatment and wellbeing of the employees who work in these areas. Several other companies operating in other countries offering these services have been subject to lawsuits by their employees and ex-employees relating to allegations of post-traumatic stress disorder and related trauma. While we work diligently to ensure that our work practices and work culture support healthy employee well-being and operate in countries with different legal regimes, there can be no assurances that we will also not be subject to similar legal actions. In addition, many of the services we provide to our clients are complex, such as trust and safety verification and quality and compliance audits, and we may face potential liability if we do not perform in accordance with the requirements of our agreements.
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
Negative publicity or announcements may also include, amongst others, our involvement in litigation or regulatory investigations, online complaints or negative reviews of our business (anonymous or otherwise), or unfavorable third-party research reports on us. We cannot assure you that attempts to resolve any outstanding disputes will not be protracted or that similar claims will not be asserted. If we were to fail to win these disputes, we may incur losses and face liabilities. Further, even if we were to win these disputes, we may incur costs in mounting our defense and suffer loss of business.
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
Under data protection and personal information laws, we are typically required to manage, utilize and store sensitive or confidential client and customer data in connection with the services we provide. In Singapore, under the Personal Data Protection Act 2012 of Singapore, we are also required to, among others, notify individuals of: the purposes for the collection, use or disclosure of their personal data prior to such collection, use or disclosure and obtain the consent of individuals for any collection, use or disclosure of their personal data. In the People’s Republic of China, or the PRC, the PRC Personal Information Protection Law, or the PRC PIPL, promulgated on August 20, 2021 and took effect on November 1, 2021, requires us to notify and obtain consents prior to collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, under the European General Data Protection Regulation that took effect in May 2018, we must obtain consent and/or offer new controls to existing and new users in Europe before processing data for certain aspects of our service and are also subject to various regulations, including those that govern the storage and transfer of personal data.
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
Our computer systems and the computer systems of our clients, which we rely on, could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, or unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.
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
Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective clients from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws. If we were to be removed from the networks’ lists of Payment Card Industry Data Security Standard (PCI DSS) compliant service providers, our existing clients or other third parties may cease using our services. Also, existing clients may choose to terminate their relationship with us, and prospective clients may delay or choose not to consider us. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.
We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions, including, as of December 31, 2022, certain tax concessions and benefits from such local jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitled the subsidiary to enjoy tax incentives under Malaysia’s Customized Incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have applied to the relevant governmental agency authorities to renew such benefits and the outcome of our application remains subject to the authorities’ confirmation. In the Philippines, we have benefited from an income tax holiday through our registration with the Philippine Economic Zone Authority, or PEZA. We expect that our income tax holiday from PEZA will eventually expire, in respect of each delivery center in the Philippines, four years after each delivery site has begun receiving the tax holiday benefits and there can be no assurance that the Philippines government will not change the terms of any income tax holiday in the future. For example, the Philippines Fiscal Incentives Review Board, or FIRB, had previously issued guideline that allows PEZA registered units to work from home, subject to certain terms and conditions. However, the Philippines FIRB has recently changed these guidelines. In 2023, we moved our registration to Bureau of Investments, or BOI, which is another Incentives Promotions Agency, or IPA, in the Philippines. FIRB recognizes that BOI registration provides flexibility to all Business Process Outsourcing companies to implement hybrid work arrangements, without affecting eligibility to claim BOI fiscal incentives, unlike the requirement of PEZA that all locators must do business within the economic zone in order to claim PEZA fiscal incentives (thus requiring personnel to physically report to work at the company premises within the economic zone). To avoid disruptions and maintain a smooth transition, PEZA remains as the monitoring agency that handles all the compliances and regulatory requirements, which is the same as the previous process, to address the urgent needs of the industry, brought by the evolving trend and needs in the workplace. The issuances on the transfer are silent on its duration whether this is a permanent or a temporary arrangement. Should we be required to transfer our registration back to PEZA, we may be disqualified from availing of applicable PEZA tax incentives if we fail to comply with PEZA regulations (including the requirement of 100% on-site work arrangements). Our business, results of operations and financial condition could be adversely affected if tax contingencies are impacted adversely or we become subject to increased levels of taxation.
We are also subject to income taxes in numerous jurisdictions that are determined by the international tax framework, which is a myriad of domestic legislations and a wide network of bilateral and multilateral tax treaties. The framework relies on separate accounting of which taxation of a multinational corporation group is at the level of individual subsidiaries that operate in different countries. Each country has a right to tax the income assigned based on its domestic tax law and tax treaty obligations. Our tax expense and cash tax liability in the future are subject to numerous factors such as changes in tax laws and regulations, accounting principles in the calculation or valuation of deferred tax assets and liabilities. Certain tax-related judgements or conclusions that we make are based on our interpretation or understanding of the existing tax laws and regulations in the countries in which we operate. However, there is no assurance that we will not undergo any tax audit or investigation which may result in any additional tax liabilities for the open years.
Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development, or the OECD, are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue under the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance by multinational enterprises using BEPS tools. In January 2019, the OECD announced further work in continuation of its BEPS project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as the Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with the agreement reached by the framework in October 2021. On December 12, 2022, the EU member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. If we are determined to be within the scope of OECD’s Pillar Two rules, these changes, when and if enacted and implemented by various countries in which we do business, could result in additional tax imposed on us or our subsidiaries, further reducing our cash available for distribution.
Transfer pricing regulations to which we are subject require that any transactions between our related parties be transacted at arm’s-length terms. Failure to do so may result in tax adjustment made by the applicable tax authorities and the tax adjustment may give rise to additional tax liabilities cum penalties and interest.

Effects of any future health pandemics, such as the recent COVID-19 pandemic, on our and our clients’ business and operations could adversely affect our financial results.
Contagious diseases have spread throughout the world, including in certain parts of Asia where the majority of our operations are located. The global outbreak of the COVID-19 pandemic created significant volatility and uncertainty and economic disruption, and caused adverse effects on our and our clients’ operations in 2020, 2021 and 2022.
Any future such event could result in a certain period of transition in order to comply with stipulated measures. It could result in temporary periods of lower productivity, and additional costs incurred as we ensure that our employees have adequate equipment and systems to support changes in the work environment, including work from home arrangements. Work from home arrangements also present other issues, such as potential cybersecurity risks and there can be no assurance that the systems we have in place will be effective at preventing cybersecurity threats or that we and our clients would agree on an acceptable work from home arrangement or that we would be able to comply with the conditions of any agreed upon work from home plan.
Additionally, our delivery centers typically seat hundreds of employees in one location. An outbreak of contagious disease in one or more markets in which we do business may result in disruptions or restrictions on our ability to continue operations without interruption, such as significant worker absenteeism, lower seat utilization rates, lower productivity, as well as temporary closures of our delivery centers or the facilities of our clients, which could adversely affect our ability to deliver our services. We could also see an increase in health care costs for employees due to coverage for any vaccine. The spread of new health pandemics or resurgence of COVID-19 in any country where we have operations could impair our day-to-day service delivery from our affected offices and client campaigns and result in, among other things, losses of revenue and cause us to fail to meet certain KPIs in our client contracts.
In addition, the effects of COVID-19 had adversely affected certain of our clients’ businesses, particularly our clients in or exposed to the travel and hospitality industries. This effect on our clients’ businesses had, in turn, resulted in decreased demand for our services from our clients in those affected industries, including some of our largest clients on whom we are significantly dependent. In response to this decreased demand, we reduced the number of employees dedicated to these campaigns and either re-allocated them to other campaigns or, if necessary, terminated their employment with us. Accordingly, our results of operations had been materially adversely impacted as a result of COVID-19. While there has been a gradual recovery in the travel and hospitality sector from the reopening of borders in 2022 and 2023, there can be no assurance that we would not be materially and adversely impacted in the future from the effects of COVID-19 or another pandemic, including from any loss of business, if any of our clients face significant business disruptions or demand for our clients’ services falls as a result of COVID-19 or any disease outbreak that results in a health pandemic. As our agreements typically have payment terms of 30 to 90 days, any change in our clients’ cash flows that restricts their ability to pay for services we have rendered may adversely affect our cash flows and results of operations. Our clients have delayed, and may in the future delay, planned engagements or choose to terminate existing agreements prior to the end of any term for convenience or decide not to renew their agreements with us.
Finally, a pandemic may result in our difficulty in accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, or deterioration in credit and financing conditions which could adversely affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis or at all.
Any outbreak of a contagious disease in Asia or elsewhere (including the recent COVID-19 pandemic or other diseases in the future), or fear or public perception of an outbreak, could have a negative impact on the economy and business activity in the markets in which we and/or our clients operate, thereby adversely impacting our operations and business. Any outbreak of disease or prolonged epidemic in the geographies in which we or our clients operate could severely disrupt our business operations and have an adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Continuity of Operations.”
Our project start-up and implementation cycles require significant resource commitments.
From our initial business development engagement for a prospective project with either a new or existing client to our operational performance with respect to such a project, we are often required to invest significant capital, resources and time. Before committing to use our services for any specific new project, potential or current clients require us to expend substantial time and resources educating them as to the value proposition of our platform and assessing the feasibility of integrating our people, systems and processes with their operations. Our clients then evaluate our services before deciding whether to use them and, if they do decide to enter into an arrangement with us, we would then negotiate the requisite documentation, implement their specifications in our tailored solution (including establishing our delivery centers to our clients’ preferred specifications) and train our team leaders and other personnel that will be dedicated to the project. Therefore, our business prospecting and closure cycle, which generally ranges from six months to over a year, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources), the timing of our clients’ budget cycles and approval processes and the fluidity of our clients’ requirements and specifications for a given engagement. For further information related to risks from competition, see “—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

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
On September 2, 2022, we entered into a warrant agreement with Airbnb whereby we granted Airbnb warrants to purchase up to 490,000 of our ADSs subject to vesting, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to Airbnb under the Master Services Agreement which commenced on August 1, 2021. We expect that such a grant of warrants would result in a growth in spending by Airbnb; however, achieving the anticipated benefit from the arrangement is subject to a number of challenges and uncertainties. If fee milestones are not satisfied or take longer than expected to be satisfied, the expected benefits may be only partially realized or not at all, or may take longer to realize than expected, which could adversely impact our financial condition and results of operations.
We face payment risk from our clients.
We are subject to a number of credit risks, including long trade and unbilled receivables payment cycles and difficulties in collecting such receivables in certain countries. We cannot guarantee that we will be able to successfully manage all of the related risks, many of which are outside our control, which could lead to payment defaults by clients. We currently have no insurance coverage for such payment defaults. For example, the credit period on the rendering of our services to clients is generally 30 to 60 days, and no interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 5% to 18% per annum on the outstanding balance.
In certain circumstances, we may be required to provide extended payment terms, financing arrangements or other modified contractual terms or arrangements for some clients, which will increase our exposure to such credit risks. If any of our clients become insolvent or commence bankruptcy or similar proceedings, our trade or unbilled receivables from such clients may become uncollectible. We may also incur legal and other costs in taking enforcement action against such clients. Our clients might face additional difficulties in challenging economic environments or downturns, and any delays, defaults or inability to collect payments due for services we have performed may adversely impact our business, results of operations, financial condition, liquidity and outlook of our business and have a negative effect on the timing of our revenue.
We may be adversely affected by any failure to grow or protect our brand.
We believe the “TDCX” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and contribute to our efforts in recruiting and retaining talented personnel.
In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2022, there were trademark registrations in 13 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the European Union, the United Kingdom, India, the Cayman Islands, the Philippines, Colombia, China, Japan, Türkiye and South Korea. Our trademark was also registered in Australia in 2023. There are pending applications for trademark registration in four jurisdictions: Thailand, the United States, Vietnam and Taiwan . There are also trademark registrations in the name of a subsidiary in China. While we believe that our prior brand, “Teledirect”, had a positive reputation, we created the “TDCX” brand to more clearly establish our brand identity in our industry. There is a risk that if we fail to establish or grow our brand or if negative information about us adversely affects our brand, even if false, our business could be adversely affected. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Any failure to grow our brand or damage to our reputation could also reduce the value and effectiveness of the “TDCX” brand name and/or reduce investor confidence in us, and have an adverse effect on our business, financial condition and results of operations.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services that we rely on from third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.
The outsourced business support services industry is subject to the periodic introduction of new technology, which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations and to apply these technological innovations to our business by incorporating them into our tailored solutions for our clients. See “Item 4. Information on the Company—B. Business overview—Information Technology and Management Information Systems.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current services may be less attractive to existing and potential clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. Certain emerging technologies, such as AI, may be disruptive to our industry, and our ability to identify, predict the outcomes of and incorporate disruptive technologies is key to our sustained business success. We will also be required to provide adequately trained personnel to address the increasingly sophisticated and tech savvy clients whose needs are constantly evolving. Furthermore, if we obtain access to an emerging technology through an acquisition, there can be no assurance that we will be successful in integrating that technology into our operations or business. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition and results of operations.
If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected, and our reputation could be harmed.
While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. While we do not have collective bargaining arrangements in most of the current jurisdictions in which we operate, our global growth strategy may involve our entrance into geographies where unions and collective bargaining agreements are more prevalent. As of December 31, 2022, only our workforce in Spain was subject to a collective bargaining agreement, namely, the nationwide collective bargaining agreement for all employers and employees in the Spanish telemarketing industry. If labor negotiations are not successful in Spain or any other geography we may enter into, where we become subject to a collective bargaining agreement, or we otherwise fail to maintain good relations with employees in any jurisdiction in which we operate, we could suffer a strike, work stoppage or other form of labor disruption. Any of the foregoing could harm our reputation and adversely affect our business, financial condition and results of operations.
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
If we fail to implement these systems, procedures and controls or update these systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively set up new client business in our delivery centers, properly budget setup costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any of the foregoing factors could adversely affect our business, financial condition and results of operations.
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
In the course of preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the PCAOB of the United States. The material weakness identified relates to a lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel and an IT system contractor. As of December 31, 2022, this material weakness has been remediated. There can be no assurance that other similar issues may not arise in the future.
We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual reports filed on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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
We also depend on the telecommunication services provided by local telecommunication companies in the countries in which we operate, and any significant disruptions in these services would adversely affect our business. If these or other third-party providers fail to maintain their equipment properly or fail to provide proper services in a timely or reliable manner, our clients may experience service interruptions. If interruptions adversely affect our services or the perceived quality and reliability of our services, we may lose client relationships or be forced to make significant unplanned investments in the purchase of additional equipment from other providers to ensure that we can continue to provide high quality and reliable services to our clients. In addition, if one or more of the limited number of suppliers of our technology cannot deliver or provide us with the requisite technology on a timely basis, our clients could suffer further interruptions. Any such interruptions may have a material adverse effect on our business, financial condition and results of operations.
Our key technology systems and facilities may be damaged in natural disasters such as earthquakes or fires or subject to damage or compromise from human error, technical disruptions, power failure, computer glitches and viruses, telecommunications and digital services failures, adverse weather conditions and other unforeseen events, all of which are beyond our control. Such events may cause disruptions to information systems, electrical power, and telephone and digital service for sustained periods. For example, in December 2021, Typhoon Odette struck Cebu, the Philippines, causing widespread damage through the region. Our office in Cebu temporarily ceased operations due to the natural disaster, though resumed operations once Typhoon Odette had passed. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications and digital systems in the locations in which we operate, could impede our ability to provide services to our clients and thus adversely affect their businesses, which may have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities.
While we currently have property damage and comprehensive general liability insurance in force, our insurance coverage may not be sufficient to compensate for the costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. With respect to losses which are covered by our policies and subject to deductibles, exclusions, and/or limitations, it may be difficult and time-consuming to recover such losses from insurers. In addition, we may not be able to recover the full amount of losses incurred from the insurers. Prolonged disruption of our services, even if due to events beyond our control, could also cause our clients to terminate their contracts with us, which would have a material adverse effect on our business, financial condition and results of operations.
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

In addition, any increases in the cost of telecommunications and digital services and products provided by third parties, including equipment, software, information technology products and related services and workstations have a direct effect on our operating costs. In addition, our clients may impose certain technological requirements or additional requirements beyond those implemented upon the initial project setup that may not be included in our current fee arrangements. In such cases, we may not be compensated for these additional costs and have to absorb such costs. The cost of telecommunications and digital services is subject to a number of factors, including changes in regulations and the market as well as competitive factors such as the concentration and bargaining power of technology and telecommunications and digital services providers and suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have an adverse effect on our business, financial condition and results of operations.
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
We may, at some stage in the future, require funding for capital expenditures, potential opportunistic acquisitions or working capital requirements. Our sources of additional funding, if required, may include the incurrence of debt or the issue of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows and we may be subject to additional covenants that could affect our business. Furthermore, in the event that we do decide to incur additional debt in the future, there can be no assurance that we will be successful in securing such additional financing on commercially reasonable terms, or at all. Any failure to obtain debt financing in the future could limit our ability to implement our growth strategy and could limit our ability to access cash flows from operations.
Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.
Our debt service requirements and restrictive covenants limit our ability to borrow more money, to make distributions to our shareholders and to engage in other activities.
Our existing credit agreements contain a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, pay dividends or make distributions, incur additional indebtedness and create liens. Our credit agreements are guaranteed by us and certain of our subsidiaries and secured by substantially all of the assets of our borrower subsidiary and the guarantor subsidiaries. The terms of our credit agreements may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. Our failure to comply with any covenant could result in an event of default under the agreement and the lenders (or any subsequent lender) could make any outstanding debt immediately due and payable. If this occurs, we might not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us. These events could cause us to cease operations.
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
Our business activities are subject to various export control, import, and trade and economic sanction laws and regulations promulgated in the jurisdictions in which we operate or otherwise applicable to our business. We refer to these laws and regulations collectively as Trade Controls. Trade Controls may prohibit or restrict our ability to offer certain services, or sell, supply or use certain tools or products, including various technology tools and products. We operate in many jurisdictions through the world, including China, and may encounter prohibitions or restrictions on our ability to transact with certain governments, persons, entities, countries, and territories, including those that are the target of applicable sanctions regulations. While we have implemented certain controls designed to promote and achieve compliance with applicable Trade Controls, our platform and services may have in the past violated, and could in the future violate or be provided in violation of, such laws, despite the precautions we take. Further, changes in our services or future changes in Trade Controls may create delays in the introduction of services in international markets or, in some cases, prevent the export or import of products we use in our services and services we provide to certain countries, governments, or persons altogether. Any change in Trade Controls could result in decreased use of our services by existing or potential customers.
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
Adverse developments affecting banks, other financial institutions, transactional counterparties or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our business, financial condition and results of operations.
Actual events involving reduced or limited liquidity, defaults, non-performance or other adverse developments that affect banks, other financial institutions, transactional counterparties or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or FDIC, as receiver. In the same month, each of Signature Bank and Silvergate Capital Corp. were swept into receivership.
Although we did not have any cash balances on deposit with these banks and are not a borrower or party to any agreement with these banks, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all.
In addition, our cash balances are deposited with certain banks and financial institutions around the world. There can be no guarantee that such banks and financial institutions will not encounter any liquidity constraints or failures in the future. Any constraints or failures of a bank or financial institution to return deposits to us could materially and adversely impact our cash and cash equivalents, operating liquidity and financial condition, and there can be no assurances that regulators, buyers or others will intervene to ensure access to uninsured or unprotected funds. As a result, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired, which could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of applicable law, any of which could have material adverse impacts on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the negative impact on the global economy and capital markets resulting from the military conflict in Ukraine or any other geopolitical tensions.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military invasion of Ukraine by Russia. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, inflationary pressures, credit and capital markets as well as supply chain disruptions. Additionally, several of Russia’s actions have led to sanctions and other penalties being levied by the U.S., the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas involved in the conflict. Additional potential sanctions and penalties have also been proposed and/or threatened.
We cannot predict the progress or outcome of the situation in Ukraine, the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could materially and adversely impact our business, results of operations, financial condition, liquidity and outlook of our business.
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
Risks Related to Countries Where We Operate
Developments in the social, political, regulatory and economic environment in the countries where we operate may have a material and adverse impact on us.
Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, Malaysia, Thailand and the Philippines and negative developments in these countries’ socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be largely stable, there can be no assurance that this will continue to prevail in the future.
If inflation increases significantly across the countries where we operate, our business, results of operations, financial condition and prospects could be materially and adversely affected.
The global economy has experienced higher than expected inflationary pressures in 2022, related to, among other things, continued supply chain disruptions, labor shortages and geopolitical instability. Should inflation across the countries where we operate increase significantly, our costs, including our employee costs, may increase. See “—Risks Related to Our Business and Industry—Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.” Furthermore, high inflation rates could have an adverse effect on countries’ economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate across the countries where we operate could materially and adversely affect our business, results of operations, financial condition and prospects. See “—Risks Related to Our Business and Industry—Spending on omnichannel CX solutions and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.”

Disruptions in the international trading environment may adversely impact our business, financial condition and results of operations.
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
Natural disaster events (such as volcano eruptions, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.
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
In addition, the Civil and Commercial Code of Thailand (as amended), with effect from February 7, 2023, requires a private company to have a minimum number of two shareholders. Failure to comply with such minimum shareholder requirement are grounds on which a Thai court could order dissolution of the company.

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
If the PRC government deems that Agorae Beijing’s contractual arrangements did not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.
Until and including August 12, 2022, Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provided consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC were received by us.
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
Agorae Beijing, notwithstanding its arrangements with RMTC, could be deemed to have engaged in a call center business in the PRC in contravention of the negative list and relevant regulations. In such circumstances, the PRC Ministry of Industry and Information Technology (or its local counterparts) could impose sanctions against Agorae Beijing for having engaged in a call center business without obtaining a VATS License, including confiscating illegal income, imposing a penalty of three to five times of the entity’s illegal income, ordering the entity to suspend its operations, invalidating relevant agreements and prohibiting the entity from obtaining a VATS License in the future. In addition, historical practices in contravention of relevant rules might have an adverse impact on our ability to obtain a VATS License in the future through Agorae Beijing. While TDCX Shanghai, our other wholly owned subsidiary incorporated in the PRC, has obtained a VATS License, the coverage of this license is limited to the Shanghai Free Trade Zone and does not include the business of Agorae Beijing. There can be no assurances that Agorae Beijing would be able to obtain a VATS License if we decided to apply for such a license or that, if we were able to obtain such a license, that we would not incur transition expenses and/or be able to directly hire employees on commercially reasonable terms or at all. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Risks Relating to Investments in Cayman Companies
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or Cayman Companies Act
,
as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. For example, as a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings, but our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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

Risks Related to our ADSs
Our Founder, Executive Chairman and Chief Executive Officer, Laurent Junique, has considerable influence over important shareholder matters due to his significant voting power over our shares. Our dual-class voting structure will, among other things, limit Class A ordinary shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. Each of our Class B ordinary shares is convertible into one Class A ordinary share at any time and will convert automatically upon the earlier of (i) the date that is 15 years from September 30, 2021; and (ii) nine months after the death or permanent disability of Mr. Junique. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Junique holds approximately 98.3%
of the aggregate voting power of our Company. As a result, Mr. Junique has considerable influence over matters such as electing or removing directors, approving any amendments to our constitution and approving material mergers, acquisitions or other business combination transactions. Furthermore, Mr. Junique has no obligation to guarantee our debt in the future and it may not be in his interest to do so. If Mr. Junique decides not to guarantee any future debt of the Company, it may adversely affect our ability to incur debt, or the terms of any debt we incur, in the future.
For the foreseeable future, holders of our Class A ordinary shares and ADSs will not have a meaningful voice in our corporate affairs and that the control of our Company will be concentrated with Mr. Junique. This concentrated control will, among other things, limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For a description of the dual-class structure, see “Item 10. Additional Information—B. Memorandum and articles of association.”
The trading price of the ADSs may be volatile in the future.
The ADSs may trade at prices significantly below their current price and the trading price of the ADSs may fluctuate widely, depending on many factors, including:

•	variations in our results of operations;

•	guidance or other projections we may provide to the public, including any changes or failure to meet any such guidance or other projections;

•
perceived prospects for our business and operations and for omnichannel CX solutions and business services in general, differences between our actual financial and operating results and those expected by investors and analysts;

•	business or prospects of our clients and specifically new economy companies;

•	changes in analysts’ recommendations, estimates or perceptions, or our failure to meet any such estimates or perceptions of analysts or investors;

•	changes in conditions affecting the outsourced business support services industry;

•	changes in market valuations and share prices of publicly listed companies with businesses similar to us;

•	volatility in the stock market, including broad stock market price and volume fluctuations;

•	changes in general economic conditions, including, but not limited to, inflation rates, foreign currency fluctuations and interest-rate hikes or other interest rate-related decisions;

•	the announcement of new investments, acquisitions, strategic partnerships or joint ventures by us, our clients or our competitors;

•	passage of legislation or changes in regulations;

•	the addition or departure of key personnel;

•	actions taken by our shareholders;

•	implementation of any share repurchase program;

•	competition;

•	negative publicity or investor sentiment about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

•	potential litigation, government actions or regulatory investigations; or

•
other developments affecting us, our clients or our competitors, including, but not limited to, general political, economic, or market conditions, or other events or factors, including those resulting from war, incidents of terrorism, pandemics, and other disruptive external events, or responses to these events.

Furthermore, the stock market has recently experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of the ADSs since our initial public offering as well as the securities issued by many companies, including companies in our and related industries. The volatility frequently appears to occur without regard to the underlying operating performance of the affected companies. As a result, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.
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
Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, pursuant to Cayman Islands laws, no dividends may be paid except out of profits or share premium. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.
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
The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members, a minimum of three members on our audit committee, and independent director oversight of executive compensation, nomination of directors and corporate governance matters, and listed companies to seek, among other things, shareholder approval for the issuance of 20% or more of their outstanding ordinary shares as well as in connection with certain related party transactions. As a foreign private issuer under the securities laws of the United States and “controlled company” within the meaning of the NYSE corporate governance standards, we are permitted to rely on exemptions from certain NYSE corporate governance practices.
A foreign private issuer must disclose in its annual reports filed with the SEC, each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we follow our home country practice with respect to the composition of our board of directors and we do not expect a majority of our directors to be independent. The Cayman Companies Act and our memorandum and articles of association do not require a majority of our directors to be independent. As such, unlike the position if we were required to comply with the requirements of the NYSE, we do not need to maintain a board comprising a majority of independent directors. As a result, non-independent directors may, among other things, resolve governance issues regarding our Company. We also follow our home country practice with respect to the organization of annual shareholders’ meetings. While the relevant NYSE corporate governance rule requires that a listed company must have an annual shareholders’ meeting during each fiscal year, as a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. In addition, our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.
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
In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our Founder, Executive Chairman and Chief Executive Officer, controls a majority of the voting power of our issued and outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are eligible to and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.
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
Any substantial sale or perceived substantial sale of the ADSs, Class A ordinary shares or the Class B ordinary shares over a short period of time could cause the price of the ADSs to fall. Similar sales of Class A ordinary shares or Class B ordinary shares by holders after vesting of share awards under the PSP, vesting of warrants to acquire our ADSs granted to Airbnb or by holders of options who have exercised their options under any other incentive plan that we may implement in the future could also cause the price of the Class A ordinary shares to fall.
You will experience substantial dilution as a result of future equity issuances.
On August 26, 2021, we adopted the TDCX Performance Share Plan, or PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,288,140 shares. We have granted awards of 1,512,961 ADSs to certain of our directors, officers and other senior employees under the terms of our PSP. We may also implement other employee equity participation programs, such as employee stock option programs.
On September 2, 2022, we entered into a warrant agreement with Airbnb whereby we granted Airbnb warrants to purchase up to 490,000 of our ADSs subject to vesting, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to Airbnb under the MSA that commenced on August 1, 2021. Such warrants, if exercised, will cause immediate dilution to our shareholders, and if we issue such warrants with an exercise price less than the price of our ADS paid by our holders, such holders of our ADSs will experience immediate economic dilution upon the exercise of such warrants.
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
Under the deposit agreement for the ADSs, the depositary gives us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is done on a show of hands.
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
Our memorandum and articles of association provide that the United States District Court for the Southern District of New York is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs or ADRs. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
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

We may lose our foreign private issuer status which would then require us to comply with the Securities Exchange Act of 1934, as amended (the “Exchange Act”)’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and therefore we are not required to comply with certain reporting requirements of the Exchange Act applicable to U.S. domestic issuers, including:

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
In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, you may not have the same protections afforded to shareholders of public companies that are not foreign private issuers.
In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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

We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our ordinary shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, we have taken advantage of reduced reporting requirements in this annual report. Accordingly, the information contained herein may be different than the information you receive from other public companies.
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
For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or PFIC if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) and the expected market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.
However, while we believe we were not a PFIC for the taxable year ended December 31, 2022 and do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or future taxable years.
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
On April 16, 2020, TDCX was incorporated as an exempted company in the Cayman Islands to acquire our Founder’s shareholder’s interest in TDCX KY, which it did on March 23, 2021 through a series of transactions contemporaneous with the drawdown of the Credit Suisse Facility. TDCX KY had previously acted as the holding company of our subsidiaries.
We operate our business through a number of direct and indirect subsidiaries. As of December 31, 2022, we have subsidiaries in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Indonesia, Australia, Taiwan, Türkiye, Vietnam and Brazil. In 2023, we have also incorporated a subsidiary in the United States.
On September 30, 2021, ADSs representing our Class A ordinary shares commenced trading on the NYSE under the symbol “TDCX”. We raised approximately US$324.1 million in net proceeds from the issuance of new shares from our initial public offering after deducting underwriting commissions and the offering expenses payable by us. In October 2021, the underwriters exercised their over-allotment option in full and we raised approximately US$48.6 million in net proceeds from the issuance of new shares after deducting underwriting discounts and offering expenses payable by us.

Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our principal executive office is at 750D Chai Chee Road,
#06-01/06
ESR BizPark @ Chai Chee, Singapore 469004. Our telephone number at this location is (65) 6309-1688. Our principal website address is www.tdcx.com. The information contained on our website does not form part of this annual report.
On October 13, 2022, we acquired all remaining shares of our Hong Kong associated company, Teledirect Hong Kong Limited (subsequently renamed TDCX (HK) Limited), which then became a wholly-owned subsidiary of TDCX Inc. on that date.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Resources” for a discussion of our capital expenditures.
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
Overview
We are a Singapore-headquartered, award-winning digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content, trust and safety services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our expertise and strong footprint in Asia have made us a trusted partner for clients looking to tap into the region’s growth potential. In the years ended December 31, 2020, 2021 and 2022, we recorded revenue of S$434.7 million, S$555.2 million and S$664.1 million (US$493.9 million), profit for the year of S$86.1 million, S$103.8 million and S$104.9 million (US$78.0 million) and Adjusted EBITDA of S$142.9 million, S$185.0 million and S$199.8 million (US$148.6 million), respectively. For the same periods, we recorded net profit margins of 19.8%, 18.7% and 15.8%, respectively, and Adjusted EBITDA margins of 32.9%, 33.3% and 30.1%, respectively.
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

We have an international footprint. As of December 31, 2022, we service our clients’ customers globally in more than 20 languages in 16 geographies: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Australia, Taiwan, Türkiye and Vietnam.
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content, trust and safety services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the B2C and the B2B markets. Our content, trust and safety services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content, trust and safety services.
Key Financial and Operational Metrics
The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
Revenue (S$ thousands)	664,120	555,198	434,723
Profit for the year (S$ thousands)	104,938	103,842	86,094
EBITDA (S$ thousands) (1)	180,306	179,802	142,926
Adjusted EBITDA (S$ thousands) (1)	199,771	185,006	142,926
Net profit margin (%)	15.8	18.7	19.8
EBITDA margin (%) (1)	27.1	32.4	32.9
Adjusted EBITDA margin (%) (1)	30.1	33.3	32.9
Number of clients (2)	84	52	38
Debt (bank loans) (S$ thousands)	—	16,810	40,306

Notes:
(1)
“EBITDA” represents profit for the year before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS
financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See “Item 5. Operating and Financial Review and Prospects—A. Operating
results—Non-IFRS
Financial Measurements” for information regarding the limitations of using such
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
The following table presents a reconciliation of EBITDA and Adjusted EBITDA to profit for the year and EBITDA margin and Adjusted EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2022			2021		2020
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)
	( in thousands, except percentages)
Revenue	493,916	664,120	—	555,198	—	434,723	—
Profit for the year and net profit margin	78,044	104,938	15.8	103,842	18.7	86,094	19.8
Adjustments:
Depreciation expense	29,549	39,731	6.0	39,853	7.2	33,065	7.6
Income tax expenses	27,554	37,049	5.6	28,237	5.1	21,303	4.9
Interest expense	1,440	1,936	0.3	8,414	1.5	3,058	0.7
Interest income	(2,490)	(3,348)	(0.5)	(544)	(0.1)	(594)	(0.1)

EBITDA and EBITDA margin	134,097	180,306	27.1	179,802	32.4	142,926	32.9
Adjustment:
Equity-settled share-based payment expense	14,476	19,465	2.9	5,204	0.9	—	—
Adjusted EBITDA and Adjusted EBITDA margin	148,573	199,771	30.1	185,006	33.3	142,926	32.9

For further information on our key financial and operating metrics, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Key Financial and Operating Metrics.”
Our Services and Solutions
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content, trust and safety services. We also provide other services for clients, such as providing workspace at our offices in connection with existing campaigns and providing human resource and administration services to clients.
The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2022			2021		2020
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	( in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions (1)	285,724	384,184	57.8	334,047	60.2	273,174	62.8
Sales and digital marketing	123,833	166,506	25.1	114,718	20.7	66,235	15.2
Content, trust and safety (1)	81,434	109,496	16.5	103,538	18.6	92,452	21.3
Other service fees (1)(2)	2,925	3,934	0.6	2,895	0.5	2,862	0.7
Revenue	493,916	664,120	100.0	555,198	100.0	434,723	100.0

Notes:
(1)
In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenues from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.
Since 2012, when we secured our first new economy client, new economy clients have grown to contribute up to 87.8%, 93.1% and 91.9% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. Our top five clients for each of 2020, 2021 and 2022, on a consolidated basis, accounted for a total of 83.8%, 84.4% and 81.2% of our total revenues in the years ended December 31, 2020, 2021 and 2022, respectively.
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
In January 2023, we launched our first Digital CX Center of Excellence in Singapore, which is focused on leveraging technology to develop CX solutions that enable hyper personalized, seamless and secure customer engagement in both physical and virtual environments, such as in the metaverse. Such a center aims to pilot and validate new CX models and the supporting emerging technology architecture, to develop practical real-world applications and use cases.

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
Content, Trust and Safety Services
We commenced our first campaign for content monitoring and moderation services in 2018 and since then have rapidly expanded this service offering. In late 2021, we also commenced providing data labeling services to our clients. We categorize and label content on our client’s platforms to train and improve machine learning while also refining algorithms and predictive models. Our client then uses this information to enhance the user experience for the end users of the platform and utilize key insights on user behavior and evaluation of models for further product improvements and development. In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.
Our content, trust and safety services comprise content monitoring and moderation services, trust and safety services and data annotation services.
Content monitoring and moderation service involves the review of user submitted content for violation of terms of use or non-compliance
with the specifications and guidelines provided by our clients. Such services create a safe and secure online environment for social media platforms by providing human interaction to content moderation services. Effective content moderation requires excellent command and understanding of the specific language involved, as well as a good understanding of the regional and local political and social context of social media exchanges, which are fluid and constantly evolving. This makes it difficult for our clients to rely solely on technical solutions, which is why our skilled agents are paramount. Our clients expect our campaigns to be staffed with highly skilled and trained personnel who have specific experience in the geographies and market knowledge of the countries we monitor. Our teams review social media platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Trust and safety services entail our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serve to support the development of our clients’ efforts in machine learning and automation initiatives and projects.
Our content moderation, trust and safety, and data annotation teams are immersed in a positive work culture and have a supportive environment focused on their health, wellbeing and resiliency, including having access to dedicated mental wellness professionals who are located onsite in our offices. This helps ensure a higher level of employee engagement and lower levels of attrition as we remain focused on ensuring the wellbeing of our employees. This in turn leads to performance outcomes aligned with our clients’ requirements.
Other services
We provide additional services that we typically offer to select existing clients in support of existing engagements that these clients have with us. These services include providing workspace at our offices in connection with existing campaigns.

Operations
We provide services in more than 20 languages, including English and key Asian languages, such as Mandarin, Thai, Korean, Malay (Malaysia and Indonesia), Vietnamese and Japanese and have capabilities in Asian “unicorn” languages such as Bhutanese, Dhivehi and Sinhalese. Some of our campaigns are served out of multiple offices. Our engagements are organized by campaign, with each campaign being serviced by a dedicated team. All of our newly employed agents go through an initial training process, as well as campaign-specific training. The total training period can last up to three months in some cases. We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and regional operations. As of December 31, 2022, we were engaged by 84 clients. Multiple teams can serve each client, as a single client may have multiple campaigns that are each organized around discrete work requirements and specifically organized and staffed with campaign-specific training to address the particular needs and specifications of the campaign. If and when a campaign is complete, our employees are assigned to a different campaign, including to different campaigns with the same client to utilize client-specific know-how.
As of December 31, 2022, we had campaign teams staffed by up to several hundred employees each. Campaign teams are supported by campaign specific technologies, which are often provided by our clients (such as proprietary client-developed CRM, software or telephony systems), licensed or developed by us or our clients (see “—Information Technology and Management Information Systems”).
Our operating structure gives us the flexibility to quickly adapt to client requirements and changing circumstances. In the past, we have been successful at quickly ramping up new campaigns or expanding existing campaign teams on short timelines.
Data Analytics
As part of our value-added services for our customer service operations, we have a dedicated team of data analytics specialists who help monitor both our employee performance and our clients’ customer satisfaction metrics, such as customer satisfaction, net promoter score, average holding time, and first call resolution. As of December 31, 2022, we have a team of over 170 analytics personnel who support our global operations platform. We are focused on the use of data analytics to optimize our platform in order to meet our clients’ needs by allowing us to provide continuous access to KPIs of our clients and also to empower our resource allocation and identify areas that we can improve upon. Our regional business analytics team is a key part of our success as it supports the decision-making processes of our management team, human resources and finance functions, business development efforts and our business excellence optimization strategies. Finally, for certain of our campaigns, we include dedicated data analysts to support the campaign teams.
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
Communication Channels
Our services are delivered through our reliable and scalable technology-enabled, omnichannel platform. Our omnichannel approach integrates direct customer contact through digital channels, allowing us to engage with the customer through multiple channels of interaction. We cover traditional channels such as voice-only telephone communications, fax and email communications. As our clients’ customers increasingly transition towards digital communication and integrated internet-of-things
networks, we have evolved and invested in our capabilities to adapt to emerging technologies, such as through online text chat, video-chat, SMS messages and social media. We are selectively rolling out our chat-bot
capabilities, based on technologies licensed from third parties, to allow natural language processing and AI supported interactions. We are constantly evaluating new communication technologies, such as internet-of-things
related capabilities, with the aim of integrating these channels into our platform. See “—Innovation and Development.” We view our history through the types of customer interactions we have had and believe that we are now in a digital transformation phase, which began in 2012.

Each of our channels is available simultaneously and integrated with our other services, so customers using different forms of communication can be treated similarly and in an efficient manner. This omnichannel approach can be used in combination with any service or solution in our portfolio.
Our Offices
As of December 31, 2022, we have offices in 14 geographies: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Türkiye and Vietnam. In 2023, we opened offices in two geographies: Brazil and Indonesia. Our offices (i) allow us to respond to market demand and growth opportunities in domestic, regional and global markets across Southeast Asia and the Global English end-markets
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

•
Singapore—Our headquarters in Singapore was opened in 1995 upon our founding as Teledirect Pte Ltd. Our Singapore office services large multinational corporations which have their regional headquarters in Singapore, and certain Singapore government agencies. We provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Singapore office.

•
Malaysia—We opened our Kuala Lumpur office in 2001. Our Kuala Lumpur office services Southeast Asian and North Asian customers in a variety of regional languages. We provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Malaysia office.

•
Hong Kong—We opened our Hong Kong office in 2002. On October 13, 2022, we completed the acquisition of our Hong Kong associated company, Teledirect Hong Kong Limited (subsequently renamed TDCX (HK) Limited), which became a wholly-owned subsidiary of TDCX Inc. The office manages a mixture of omnichannel customer support programs currently serving Hong Kong, while intending to take full advantage of its standing within the Greater Bay Area of China.

•
Thailand—We opened our Bangkok office in 2005. Our Bangkok office serves as our hub in the Indochina region and we support our clients’ operations that require native speakers from emerging markets such as Vietnam, Cambodia and Laos, in addition to Thailand. We provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Thailand office.

•
The Philippines—We opened our Manila office in 2014 and our Cebu office in 2019. We opened a new office in Iloilo City in September 2022. Our offices in Manila, Cebu and Iloilo City leverage a talented employee pool of proficient English speakers to service Global English end-markets,
including North America, United Kingdom, Ireland, Australia and New Zealand. We provide omnichannel CX solutions and sales and digital marketing services from our offices in the Philippines.

•
China—We opened our Beijing office in 2017 and our Shanghai office in 2020. Our offices in Beijing and Shanghai primarily supports Mandarin-language campaigns for international clients with operations in China. We provide omnichannel CX solutions and sales and digital marketing services from our China offices.

•
Spain—We opened our office in Barcelona in 2018. This was our first office outside of Asia and the first in Europe. Our office in Barcelona will act as our hub for expansion in Europe. We provide sales and digital marketing services from our Spain office.

•
Japan—We opened our Yokohama office in 2019. The office primarily supports Japanese-language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Japan office.

•
India—We opened our office in Hyderabad in 2020. The Hyderabad office serves as our hub for expansion in India and service Global English end-markets.
We also expect that our Hyderabad office will be able to serve as a digital hub that will allow us to grow our technology capabilities throughout our Company. We intend to provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our India office.

•
Colombia—We opened our office in Bogotá, D.C. in 2020. We entered into our first MSA to provide services from our Bogota office in July 2021. This is our first office in Latin America and will act as our hub for expansion in Latin America, as well as into North America, as requested by our clients. We intend to provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Colombia office.

•
South Korea—We opened our office in Seoul in 2021. This office will help us expand our capability for services to global clients as well as new economy clients. We provide omnichannel CX solutions and sales and digital marketing services from our South Korea office.

•
Romania—We opened our first Eastern European office in Bucharest in 2021. This office will serve as a complementary offering to our already established European office in Barcelona to provide our clients with alternative and complementary lower cost options for less complex or non-native
language campaigns. We intend to provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Romania office.

•
Türkiye—We opened our office in Istanbul in 2022. This office aims to strengthen TDCX’s network and our capability to offer Turkish and Arabic in addition to European languages such as German. We will also be able to serve the European and Middle Eastern markets more effectively.

•
Vietnam—We opened our office in Ho Chi Minh City in 2022. Our Vietnam office primarily supports Vietnamese language campaigns for international clients with operations in Vietnam. We intend to provide omnichannel CX solutions, sales and digital marketing services and content, trust and safety services from our Vietnam office.

•
Brazil—We opened our office in São Paolo in 2023. This office will serve as a complementary offering to our already established Latin American office in Bogotá, D.C. to provide our strategic clients with the ability to leverage their partnership with TDCX in covering the Brazilian market. We intend to provide omnichannel CX solutions, sales and digital marketing services, and content, trust, and safety services from our Brazilian office.

•
Indonesia—We opened our office in Jakarta in 2023. This office aims to strengthen TDCX’s network and our capability to support our client’s operations that require scaled operations onshore. We intend to provide omnichannel CX solutions and sales and digital marketing services from our Indonesia office.

Continuity of Operations
Even as we adopt an endemic
COVID-19
approach, we continue to refine our business continuity plans. These plans take in the learnings from our
COVID-19
response and are reviewed along with our clients to ensure continuity of our operations and to minimize any disruption of our services in the event of situations with a similar impact to the
COVID-19
pandemic. These plans may include splitting up our teams on specific campaigns among multiple locations within a given jurisdiction, having a certain percentage of employees staffed on a given campaign work from home or having all employees on such campaign work from home, depending on the client and/or agreement.
A key part of our approach to business continuity is employee safety. We fully support work from home and hybrid work programs and have the necessary protocols and infrastructure in place to support such working arrangements. With the support of our clients, we have also incorporated work from home policies in all of the jurisdictions in which we operate, subject to our client agreement on a campaign-by-campaign
basis.
As
COVID-19
conditions improved, we implemented a phased approach towards returning to office or hybrid arrangements with a priority on health and safety. We have created robust health and safety protocols to provide a safe working environment for those employees who are working from the office or in a hybrid arrangement. As of December 31, 2022, approximately 28.2% of our employees worked at home or in a hybrid arrangement, each in accordance with our work from home policies. For further information regarding risks related to
COVID-19,
see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Effects of any future health pandemics, such as the recent
COVID-19
pandemic, on our and our clients’ business and operations could adversely affect our financial results.”
Sales and Marketing
We market our services primarily through our business development team. Our business development team, which is led by our Chief Client Solutions Officer, has coverage teams for each of the Asia Pacific, North American and European regions. Once opportunities are discovered by the business development team, a dedicated pitch team works with our operating personnel, including our CEO and country directors, to develop proposals and pursue these opportunities. Relationships with existing clients are managed by our relationship managers, who are often the country directors at the locations where our client campaigns are focused and who are in charge of day-to-day
operations on client campaigns. Our client relationship professionals collaborate with our operations teams, regional business analytics team and country directors to develop client-focused solutions that we pitch to our clients. Since the operations teams have day-to-day
interactions with our clients, they provide valuable insight into our clients’ needs and issues. This allows us to incorporate client feedback quickly into our business development efforts and to tailor our proposals to known client needs.

While our business development team works to generate new leads and new clients, we believe that we also generate new business through a “network effect” based on our strong client relationships, client-centric focus and the desirable outcomes we have produced in campaigns for our clients. Our client relationships typically evolve from single, discrete campaigns into multiple and more complex campaigns across multiple client business lines or across new geographies. We focus our business development efforts on clients who require complex, high-value work where we believe we can provide significant value to our client’s operations. We also focus on providing a differentiated level of service, which we believe enables us to grow our business together with the growth of our clients’ businesses and grow our share of our client’s wallet.
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
Contracts and Pricing Model
Our contracts are typically structured as a master service agreement that embodies the key terms of our engagement with our clients. Many of our clients have their own standard MSA templates they use with their service providers but we have an MSA template that caters to clients who do not have their own templates.
Each client’s campaign is defined under an SOW, which sets out the services to be provided for each client campaign (including price, FTEs deployed, service level agreement and technical specifications). An SOW may also contain clauses that supersede the terms of the MSA as necessary for each campaign. This structure allows us to quickly define and implement new client campaigns as they come up without protracted legal discussions, which have been undertaken upfront in the MSA.
Our MSA contract terms typically range from one to three years, with new economy clients typically preferring one-year
renewable contract terms. Our contracts also generally provide our clients with a right to terminate any engagement at any time for convenience, subject in some cases to prior written notice. Typically, there are no amounts payable upon early termination. As we become more familiar with our clients’ businesses, we take advantage of opportunities to expand across the value chain and provide new and increasingly complex digital offerings to them via multiple channels to improve their processes. This in turn builds our clients’ confidence in us and encourages them to continue using our services.
Our contracts typically specify service levels that we must provide, as reflected by target KPIs selected by our clients according to their internal policies or requirements. Some examples of KPIs used by our clients are customer satisfaction and turnaround time. In the last five years, we have generally met our KPI requirements in most campaigns.
Over the years, our pricing model has been modified, in part, based on industry trends and feedback we have received from our clients. Our current model includes a fixed rate per FTE and a variable price component that is based on meeting certain KPI targets assessed periodically. Our pricing models for any given arrangement often include a fully priced rate per FTE or productive hour, subject to potential increases or deductions based on KPIs.
Clients
As of December 31, 2022, we were engaged by 84 clients, many of which are leaders in their respective industries and demand best-in-class
service from their outsourcing partners. We have clients in a wide variety of industries which we organize under our ten industry verticals, namely: (1) travel and hospitality, (2) digital advertising and media, (3) fast-moving consumer goods, (4) technology, (5) financial services, (6) fintech, (7) government and non-governmental
organizations, (8) gaming,
(9) e-commerce
and (10) education. Our client base includes both long-standing marquee clients, as well as an expanding client base of new economy clients. Since 2012, when we acquired our first new economy client, new economy clients grew to contribute up to 87.8%, 93.1% and 91.9% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.”

We have intentionally created an inclusive and diverse workplace culture that is compatible with that of our clients, and in particular, our new economy clients. We strive to assimilate into the local culture of the markets we serve and also create cultural alignment with our clients, which emphasizes a sustainable and collaborative approach to business and our five core values of (1) teamwork, (2) innovation, (3) courage, (4) initiative and (5) trust. See “—Employees and Culture.” We believe that this cultural compatibility is often a key reason for our clients selecting us as a services provider. For example, in our first project serving customers in South Korea, our cultural alignment with our U.S.-based client was a major factor in us being selected over other service providers with strong South Korea-focused capabilities.
We believe that the services we provide to our clients are often mission-critical to their businesses. As a result, our clients often deeply integrate us into their customer service offerings. For a discussion of our revenue by geographic segment see “—Our Services and Solutions.”
As part of the process of acquiring a new client, potential clients audit our business. After being awarded any new campaign, our clients will also periodically follow up with compliance audits, including audits conducted by third parties. We also have regular informal feedback from our clients on an ongoing basis. While the specific audit process varies from client to client, each client will typically conduct both a process and execution audit annually. Process audits typically cover a variety of areas, including cost management and invoicing accuracy; operational management including regular updates, clear roles and responsibilities; and information security management. Execution audits are mainly based on quantitative measures such as service-level and first-call resolution to evaluate customer care efficiency, operation efficiency and customer feedback.
Innovation and Development
We consider the innovation and development of new products and services to be an important part of our ability to provide high-value services to our clients. We conduct all of our innovation and development activities in-house
through a dedicated digital innovation team, Digital Lab, located in Malaysia and India. As of December 31, 2022, our Digital Lab team included approximately 40 employees and managed seven areas, namely UIUX Design, Digital Marketing, Tech and Product Development, Research and Development, Product Management, Product Support, and Branding and Strategy. The development team focuses on building tools using AI and machine learning to augment the delivery of the desired customer experience. We have received numerous awards relating to our research and development efforts. See “—Awards and Recognition.”
In the last few years, we have developed a number of innovative tools that enhance our service offerings, such as the TDCX mobile dashboard app, the Flash Hire platform,
AI-enhanced
chat-bots and remote video support. We enhanced productivity with robotic process automation and our enterprise data warehouse, and have also developed a remote monitoring application for security and fraud detection, which is currently in prototype form. For more information on these tools, see “—Information Technology and Management Information Systems.”
Competition
Our core competitors are other digital customer experience providers as well as our clients’ own internal capabilities to perform some or all of the services that we provide. Fast-growing new economy clients tend not to have significant in-house
capabilities equivalent to the services that we offer as a specialist and instead rely on one or more outsourced digital customer experience providers. We typically are not an exclusive service provider of our new economy clients as they prefer to engage more than one provider in each customer region to reduce their provider concentration risk. A key consideration for these new economy clients in choosing a digital customer experience vendor has been the speed and flexibility of such vendor in scaling with, and responding to changes in, the client’s business.
In the area of omnichannel CX solutions, we compete primarily against traditional customer experience service providers, boutique customer experience service providers, and, to a lesser extent, pure-play outsourcing service providers.
See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”
Our competitive advantage is that we are an internationally integrated, human-capital-centric provider of digital customer experience solutions, to our clients with a specific expertise in providing tailored solutions and managing complex new economy interactions.

We expect that competition will increase and potentially include companies from other countries that have lower personnel costs than those in the countries where we operate. A significant part of our competitive advantage is our ability to attract, train, and retain talented personnel. In addition, relative to competitors in the United States and Europe, as a service provider primarily located Southeast Asia, we have a wage cost advantage.
All comments in this annual report with respect to our competitors are based on information available in the public domain. We have no access to, nor do we seek, our competitors’ commercially sensitive information.
Employees and Culture
We view our employees and our distinctive corporate culture as key enablers to our success. They form the core strengths of our business model and are strategic pillars to our competitive advantage. Our corporate culture is designed to foster a work environment that attracts, develops and retains a highly skilled workforce that can effectively engage in complex new economy interactions. We focus on reinforcing a culture that emphasizes a sustainable and collaborative approach while being fully committed to our clients’ businesses. Our commitment to the growth and well-being of our employees is important to our success and we monitor employee satisfaction to evaluate our performance in supporting employees. In the internal engagement surveys we conducted in July 2021 and 2022, we received employee satisfaction scores of 89.0% and 87.3%, respectively. We believe that our distinctive culture is incorporated within all relationships and processes in our organization and fits within our values and goals.
Our culture is defined by five core values:

•	Teamwork – Together, we make anything possible;

•	Innovation – Embrace new ideas and innovate;

•	Courage – Don’t be afraid to take risks;

•	Initiative – Be the first to take charge; and

•	Trust – You only have one reputation.
We recognize that our success in delivering complex and high-value services to our clients has come from our ability to identify, recruit, train and retain a highly motivated workforce. A highly trained and skilled workforce enables us to provide higher quality and higher margin services and solutions to our clients. The critical success factor is to ensure that our entire leadership is aligned with the drivers of our culture that best fit into our business strategy and vision. To that end, we have developed key guiding principles across four areas that reinforce and exemplify our core values: (i) Talent Attraction and Selection, (ii) Retention, Employee Experiences and Total Rewards, (iii) Learning and Development, and (iv) Performance and Compliance.
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
We primarily recruit our employees through advertising on job boards and employee referrals. We focus on the latter which we have found helps in identifying candidates who would fit into our Company culture and assimilate into the team more easily. We also use external recruitment agencies to help us hire employees when entering new markets and when there is a need to scale up our hiring for new projects quickly.

Retention, Employee Experiences and Total Rewards
Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a two-day
induction program, conducted by our team of engagement champions and human resource business partners. Our induction program is also available online for new employees working from home. The program introduces new hires to our Company’s history, mission, vision and values and promotes the formation of friendships among the new hires. The new hires will also be equipped with our HR policies and processes. This, in turn, helps to increase employee experiences and retention.
We monitor employee engagement through surveys that are conducted through our Flash Pulse platform, a practice that was started in 2020. We asked two to three questions every two weeks, making it easy to complete, which resulted in a higher participation rate as compared with the previous more comprehensive bi-annual
surveys. The insights from the surveys enable our management to understand and to address concerns of our employees quickly. The increased frequency and the broad range of topics covered over time has provided us with more timely feedback and a comprehensive understanding of our workforce, thus enabling us to develop actionable plans to address any gaps.
We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we continued to provide these during the
COVID-19
pandemic through online sessions. We also offer free annual health check-ups
and employ psychologists for our content, trust and safety teams to help them deal with the particular stresses of content, trust and safety. We deployed the digital employee assistance program and mental health digital coaching platform to our employees in 2021.
In 2021, we launched our career ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating countries has a dedicated career coach, with whom employees can schedule one-on-one
coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX. In 2022, We launched the functional competencies and career path program for our employees to be guided on their career development and career progression. These functional competencies will be part of the framework of our existing core values and leadership competencies that will be the framework for our employees to be assessed and develop to progress in their career path in TDCX.
We pay our employees on a fixed salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and food and refreshments at our physical offices.
We manage performance development and discussion throughout the year through our continuous performance management and feedback process. This allows employees and their manager to discuss the performance rating and career development regularly.
In August 2021, we adopted the TDCX Performance Share Plan to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the company’s success. It is also to align the interests of employees and executive directors with the interests of the shareholders of the Company.
Learning and Development
We believe that the opportunity for advancement is one of the key factors supporting our long-term employee retention. As of December 31, 2022, we have a team of 344 trainers that lead our new employee initiation programs, client-campaign-specific training programs and our internal development programs.

New employees undergo an initial training program of up to three months when they join us. This training program is designed to instill our corporate values and culture from day one. It also helps our new employees understand the work we do as well as how to undertake that work competently and in accordance with regulatory frameworks governing data privacy such as the General Data Protection Regulation (GDPR EU) and the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore. Campaign-specific training programs that provide staff with specific knowledge of our clients’ products, services, procedures and systems are developed in cooperation with our clients during the project set-up.
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
We also believe that personal and career developmental opportunities are important to the success of our business. Our commitment to having a highly skilled workforce and ability to compete on quality includes ensuring our employees throughout our Company have the necessary tools, skills and support to effectively do their job and build a career. Our internal surveys, which we conducted through our Staff Satisfaction Survey platform in 2022 and which were based on self-reported employee information in Cycle 1 and Cycle 2 of 2022, showed that: 88% of our employees felt that they had opportunities to grow and learn; 88% of our employees received encouragement for their career development, 98% of our employees knew what was expected from them; and 96% of our employees strongly understood and aligned their work to the vision and mission of our Company.
As a growing organization, we recognize that our leadership pipeline is critical to our future success. Our employees have access to a wide range of classroom courses including functional skills, leadership skills and data analytics programs provided by our internal learning and development department to ensure that they are equipped to deliver complex and high-value services to our clients. For example, in June 2022, TDCX Thailand launched a leadership training program to upskill its CX professionals in the areas of critical thinking, problem-solving and agility. We provide additional training on performance analytics and on-demand
knowledge modules through our Flash Learn platform, which contains recorded presentations, quizzes and interactive modules on key skills such as compliance and security, self-management, inter-personal relations, leadership and business development. Many of our employees have received COPC CX Implementation Leader certifications offered by COPC, Inc., an industry leader in customer experience operations qualifications. Our Malaysia office has received an ISO 18295:2017 certification for customer contact center operations. We also have approximately 1,200 employees with Google Ads certifications as of December 31, 2022, which include employees that have been certified pursuant to client requirements.
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
Performance and Compliance
We depend on our ability to consistently perform to the highest standards. In addition, we are typically required to provide certain minimum thresholds of service quality under our client contracts. Our performance tracking is enhanced by our real-time data reporting and analysis, which helps us identify issues with individual and campaign level performance. Our team leaders conduct weekly evaluations with our team members based on our data analysis of KPIs.
The performance and compliance metrics that we track vary by client and campaign. Generally, with respect to our omnichannel CX solutions, we track metrics over five key areas: quality, accessibility, efficiency, cost performance and strategic impact.
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
Employees by Geographic Location Providing Services
The following table sets out the number of our total employees by geographic location providing services or conducting operations:

	As of December 31,
	2022	2021	2020
Singapore	1,478	1,454	1,278
The Philippines	6,783	5,750	4,692
Malaysia	5,826	4,201	3,102
Thailand (1)	2,122	2,363	1,633
China	343	390	284
Japan	492	359	295
Others (2)	839	189	67

Total	17,883	14,706	11,351

Notes:
(1)	Data as of December 31, 2021 included 289 employees deployed under our human resource and administration services.
(2)	Comprises Hong Kong, Spain, India, Colombia, South Korea, Romania, Australia, Taiwan, Türkiye, Vietnam and Brazil.
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
We hire primarily permanent employees for our campaigns, though we may hire expatriate employees on fixed-term contracts. We do not match employee contract durations to campaign duration, and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.
As of the date of this annual report, our workforce in Spain and Brazil are under the Spanish telemarketing industry’s collective bargaining agreement and the collective bargaining agreement with the Union of Employees of Autonomous Agents of Commerce and in Advisory Companies, Expertise, Information and Research and Companies of Accounting Services Companies, respectively.
Information Technology and Management Information Systems
The technologies we utilize in the delivery of our services are a mix of licensed software, proprietary, in-house
developed software, and software provided by our clients. We have a flexible, scalable and reliable technology platform that enables us to deliver customizable services and solutions for our clients in line with their business requirements. Our information technology team includes experts on technology project management, infrastructure management, information security, AI and machine learning, robotic process automation, data analytics, cybersecurity, and operational service delivery, thereby permitting us to adapt our infrastructure services to our clients through various phases of our clients’ engagements.

FLASH
FLASH is our
in-house
360-degree
human capital and experience management suite that connects every phase in the employee journey, from engaging candidate experiences, retaining performance, developing potential to encouraging conversations through automation, analytics, and self-serve capabilities. FLASH brings together a whole gamut of tools that aim to drive efficiency as a workforce management platform, namely Flash Hire for recruitment, Flash Connect for talent sourcing automation, Flash Coach for coaching and development, FLASH Pulse for employee listening, Flash Claim for claim management, Flash Chat for an intuitive chatbot and Flash Desk for an automated HR helpdesk.
Flash Hire, which is our flagship application, is a job matching recruitment tool that finds the best-fit
talents through data and customized assessments. Using a propensity model that compares the desired and actual result of behaviors and skills required, hiring managers can pre-screen
candidates with high, medium and low fits prior to live interviews. Overview of performance can be easily tracked through a comprehensive dashboard and customizable reporting that visualize data for various metrics. We can also effectively scale our recruitment efforts across regions as it is browser and mobile friendly – candidates can complete competency tests and virtual interviews on-the-go
with any device while recruiters can access real-time information on candidate profiles.
For assessments, it provides a wide range of templates made available in multiple formats (written, video, audio, typing, chat simulation) to support preliminary, technical cum soft skills and behavioral tests based on business needs. Live interview sessions can also be easily scheduled, conducted and rated without leaving the platform. The video responses will be automatically recorded for assigned raters, talent pool database, as well as client feedback. Partnering clients’ participation helps ensure calibration with the relevant skills, knowledge, and culture fit.
To improve collaboration, large teams can share and forward candidates, assign roles with permissions, create a panel reviewer and assign raters, and share profile information such as assessment results and blacklist alerts. Candidate experience is also managed with intuitive features such as self-scheduled live interviews, quick application with profile parsing, and features to get job recommendations and be in the know on the application progress through alerts, inboxes and status updates.
As an internally developed product, it has also enabled significant cost savings compared to external products, which have many of the same functions, but charge on a per-interview
basis. For us, Flash Hire is scalable at minimal additional cost.
The next stage of Flash Hire’s development sees the enablement of AI and machine learning through speech analytics and voice recognition for authentication and emotional overlaying on spoken response. We believe that coupling speech analytics and emotional analytics with facial recognition and options for work at home agents will bring Flash Hire to the forefront of technological innovation in selection and hiring. Flash Connect is also within the roadmap as a sourcing and automation tool to enhance the ability of Flash Hire as an intelligent job aggregator.
Other notable products of FLASH
Flash Coach aims to scale and maximize coaching modules easily with remote or onsite sessions. It makes coaching scalable through measurable one-to-one
engagements and organizational cohesion. Coaches and coachees can conduct, monitor and create actionable plans easily with our mobile-friendly user interface equipped with a session scheduler, action plan builder and QA scorecard designed with metrics such as problem-solving, timekeeping, follow-up
process and tone and attitude. It also streamlines modules enterprise wide with individual, team and country level dashboards as well as a standardized methodology of the GROW and PDCA frameworks.
Flash Pulse is a continuous employee listening survey to help us be in the know of employee happiness regularly. Against the conventional bi-annual
surveys, Flash Pulse is launched weekly or fortnightly across the network. With the goal to uncover engagement patterns, and enable attrition forecasting and early detection of risks, it offers customizable bite-sized
pulse surveys, a nine-metric system for
in-depth
people analysis, clean data visualizations powered by our business analytics platform and an anonymous feedback system.
Flash Claim is a self-serve claim system that simplifies high-volume expense management. Built as a web-based
system, it allows access by claimants and supervisors from any location and any device. In addition to self-filing of claims, users can access history logs for tracking and auditing, ease collaboration with an approval workflow system and assign roles and permissions for security purposes.
Flash Chat is our chat automation that was designed to simulate human conversation through text and voice on various communication channels. Highly trainable with natural language processing and machine learning, it is an agile system that adopts brand tonalities, data and content to manage repetitive and common enquiries. It is also equipped with a content management system that enables progressive updates on bot’s informative qualities and multiple ‘intuitive’ responses.

Flash Desk is an online HR ticketing system that functions as a central information base for employees in an organization. It helps employees resolve enquiries faster through a self-service portal that files, queues and assigns requests to personnel that ultimately offers resolutions to any question submitted. HR can also benefit from this system through its knowledge base, data management and reporting capabilities.
FalconEye
FalconEye, which is an employee monitoring tool, is made for business security and productivity of a remote workforce. It maximizes productivity with attendance tracking, real-time alerts, detailed performance reporting, geo-location
tracking of presence, emotion detection of facial expressions and network monitoring of traffic patterns with troubleshoot recommendations. Lowering business risks with AI and machine learning, it verifies identities through facial biometrics and identifies violations (e.g., mobile devices and unauthorized personnel) with screenshot captures instead of video recordings for employee privacy. Accuracy would also progressively improve with learnings of images. Clients can opt to integrate FalconEye with any external systems, OS and web browsers without any disruptions to existing workflows.
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
TDCX Mobile Dashboard App
Our TDCX Mobile Dashboard App provides easy access to key metrics for client campaigns such as service levels, call and contact volumes, among others. Prior to the implementation of this app, daily performance reports were compiled in spreadsheets and distributed to clients via email, which were tedious to prepare, error-prone and subject to time lag. Our TDCX Mobile Dashboard App was created to streamline the delivery of performance data to clients for their campaigns. Clients can access campaign dashboards on iOS and Android devices. The interactive dashboards allow clients to compare metrics (whether daily, weekly or monthly), to analyze trends and progression over time, and drill down on specific parameters for more detail. The dashboard is fully integrated with our analytics systems and is fully automated.
Acuity
With the goal of being a data-driven CX partner, Acuity was built to be a CX data and analytics platform focusing on data governance, engineering and value realization. Integrating TDCX proprietary intellectual property and CX operations data, the platform is powered with no code visualization of data upload with customization features and intuitive machine learning models that help analyze data into quick insights. Our predictive analytics help forecast trends and risks with an ops simulator that turns historical data into possible future scenarios. Preventive actions can then be designed with our Issue Resolution Repository that includes impact management. Acuity protects data with permission controls, Virtual Network support, double encryptions and a secure enterprise data lake on cloud.
LiveView
We have created a browser-based video-support platform based on a third-party programming interface that uses hyperlink technology for quicker setup and authentication compared to other video-chat support technologies, which require end-customers
to install new apps on their mobile device. Nexmo provides APIs which allow us to send text messages to customers. The video support function allows live interaction with customers, which provides more dedicated and immediate addressing of customer feedback. For example, it allows us to view the issues with a client’s products directly, so that we can provide on-the-spot
solutions in certain situations to our clients’ customers. This has decreased the cost to our clients by reducing the number of occurrences when the shipment of non-defective
products back to our client for support is necessary.

Stealth
Stealth is a web crawler that reads and turns web pages into structured spreadsheets within clicks. Assisting lead searches for sales, it accelerates the process by pre-screening
prospects based on their contactability and company profiles. Scraping a wide array of worldwide popular online directories (e.g., Google Search, Maps and Baidu), sales teams can retrieve listings with data fields (e.g., industry, location and size) and filters (e.g., reviews and ratings) and export reports into formats such as spreadsheets.
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
We deploy
web-based
robotic process automation technologies licensed from Automation Anywhere, which allows us to automate many of our routine business processes. As of December 31, 2022, we have implemented over 170 automation bots, including information gathering, data entry, data monitoring and validation and quality control processes. The robotic process automation technologies are fully integrated with our internal systems so that all information flow is automated. These technologies have been particularly helpful in report generation, where business analysts may need to refer to reports generated by as many as seven different systems to prepare information for our clients. These systems have automated tedious, repetitive, time-consuming activities that were prone to human error.
We also license various contact center platforms and technologies, such as automatic call distributors, from vendors including Avaya, Asternic and Vicidial. We also use the NICE platform to record calls for quality assurance. NICE also provides our workforce management platform which can integrate with our automatic call distributors, to provide a historical record of our interactions, leading to more accurate forecasting and scheduling of our workforce up to three months in advance. We use sophisticated tools coupled with our proprietary technology to drive accuracy for scheduling and traffic arrival patterns estimates. For general back-office functions, we employ SAP Business One, as a business management software which we use for our finance and accounting functions, SAP Success factors, as our human resources information system; and Syncpay, our cloud payroll software application. We have also licensed other products that integrate with our proprietary systems, such as Zendesk CRM and Nexmo which integrate with our video chat functions, Twilio, a cloud communications platform, which integrates with Flash Hire and our browser-based video chat platform, and Google Cloud for data backup.
We often utilize the software platforms developed or implemented by our clients. Many of our clients, particularly our new economy clients, have their own licensed or proprietary CRM or call management software packages that they have implemented. We utilize these systems and integrate them with our internal technology to form a seamless part of our clients’ customer management systems.
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
day-to-day
operations.
Our business continuity management plan includes strategies to mitigate certain inherent risks and failures in critical platforms and applications by using a combination of redundancies and resilience in our technology infrastructure, telecom networks and distributed computing, relying on a combination of state-provided and privately-owned power sources, a distribution of work between our multiple service delivery centers and multi-vendor transportation and logistics management. We also employ a dedicated team of trained professionals to help maintain continuity in Singapore, the Philippines, Malaysia and Thailand, where we have reached a critical mass to necessitate such a structure. We typically operate across multiple buildings in the same city to avoid building-related outages, and we employ power backups in the form of heavyweight uninterruptible power supply systems backed by diesel generators. We also have the ability to provide backup sites across our network and from one country to another, where our clients make their global automatic call distributor platforms available to us.

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
Intellectual Property
In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2022, there were trademark registrations in 13 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the European Union, the United Kingdom, India, the Cayman Islands, the Philippines, Colombia, China, Japan, Türkiye and South Korea. Our trademark was also registered in Australia in 2023. There are pending applications for trademark registration in four jurisdictions: Thailand, the United States, Vietnam and Taiwan. There are also trademark registrations in the name of a subsidiary in China.
Our contracts usually provide that all intellectual property created for the use of our clients will automatically be assigned to our clients. We also use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms.
Facilities
Our corporate headquarters is located in Singapore and, as of December 31, 2022, we leased properties in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia and South Korea. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 305,234 square feet, Malaysia, where we lease approximately 200,988 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.
In addition, we have obtained a right to use facilities in Malaysia, South Korea, Romania, Türkiye, Vietnam, Brazil, Indonesia and Taiwan from co-working
space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.
Awards and Recognition
Since our founding, we have received over 410 awards to date, including:

•
The Enterprise Award for 2021/2022 – Awarded by The Business Times, a business daily published by SPH Media Limited and DHL, the global market leader of the international express and logistics industry, to TDCX Singapore;

•	Recognized as a Leader in the 2022 Information Services Group (ISG) Provider Lens TM Contact Center – Customer Experience Services report for Singapore and Malaysia;

•	Clutch 2022 B2B Leaders in the categories of India’s Top Performing Business Services Companies and Operations Consulting – Awarded by Clutch to TDCX Singapore;

•	2022 Great Place To Work TM Certification – Awarded by Great Place to Work Institute to TDCX Singapore, Colombia, Spain, India, Korea, China, Malaysia, Philippines and Thailand;

•	Employer of the Year (Gold) – Awarded by HR Excellence Awards to TDCX Singapore;

•	Cxp Best Customer Experience Award – Awarded by CXP Best Customer Experience Awards to TDCX Malaysia in 2021;

•	Best Companies to Work for in Asia – Awarded by HR Asia to TDCX Malaysia, China, Thailand and Philippines in 2021;

•	2021 Singapore Top 15 Best Workplaces – Ranked #15 – Awarded by Great Place to Work Awards to TDCX Singapore in 2021;

•	Excellence in HR Innovation – Gold – Awarded by HR Excellence Awards 2021 to TDCX Malaysia and Thailand in 2021;

•	Best Use of Technology for Recruiting – Awarded by World HRD Congress to TDCX Philippines in 2021;

•	Innovative Achievement in Growth – Silver Stevie Award. Awarded by Asia-Pacific Stevie Awards to TDCX Philippines in 2021;

•	Best Outsourced Contact Centre of The Year (Above 100 Seats) – Gold Award—Awarded by 20 th Contact Centre Association of Singapore International Contact Centre Awards to our Singapore office in 2020;

•	Best Employer Branding – Silver Award—Awarded in the 15 th Employer Branding Awards by Asia Recruitment Award to our Malaysia office in 2020;

•	Most Attractive Graduate Employers to Work for in 2021 (Ranked Third in the BPO Category)—Awarded by Graduates’ Choice Award to our Malaysia office in 2020; and

•	Great Place to Learn Certification—Awarded by Great Place to Work Institute & SkillsFuture Singapore to our Singapore office in 2020.
Sustainability
We are committed to bringing positive transformation to empower our people, to uplift local communities, and to promote environmental sustainability in the countries in which we operate.
We strive to incorporate environmental, social and governance, or ESG, considerations in our operations as we advance our interests and those of our stakeholders in a responsible manner. In the first quarter of 2023, we conducted our first stakeholder engagement and materiality assessment. Through consultation with our internal and external stakeholders, we identified a list of material topics and issues that are a priority for TDCX (see table below).
Undertaken by an independent third party, the materiality assessment showed that critical elements to TDCX spanned the areas of economic performance, strong governance, social impact, customer privacy and environmental responsibility. With people at the heart of our business, social factors relating to employment, training and education, and diversity and equal opportunity are critical to our continued success and the sustainable development of the wider community.
These key topics will form our areas of focus as we determine our strategies, initiatives and performance in relation to ESG.

Category	ESG Topics	GRI Standards
Economic and Governance	Economic performance	GRI 201: Economic Performance 2016
	Business ethics, integrity and transparency	GRI 205: Anti-corruption 2016
Social	Employment practices	GRI 401: Employment 2016
	Training and development	GRI 404: Training and Education 2016
	Diversity and inclusion	GRI 405: Diversity and Equal Opportunity 2016
	Data Privacy	GRI 418: Customer Privacy 2018
Environmental	Energy management	GRI 302: Energy 2016
	Climate change and emissions	GRI 305: Emissions 2016

As we progress on our ESG efforts, we aim to provide further details in a sustainability report in reference to the Global Reporting Initiative, or GRI.
An overview of our approach addressing ESG-related topics is provided below.
Social
To achieve the positive impact we aim to bring, the transformation must first begin within the heart of our organization – our people. Our employees and distinctive corporate culture are important enablers to our success. Hence, we place great care and emphasis on creating a work environment where everyone feels safe, supported and empowered.
We strive to create an optimal environment by promoting human rights and economic empowerment, creating diverse and gender-equal workplaces, and investing in our people’s development and wellness.
To this end, we strive to advance impact sourcing across our global markets. As of December 31, 2022, we have a workforce consisting of 85 different nationalities and 48 ethnic groups. Additionally, women make up over half of our employees across all the markets we operate in.
We aim to actively create a work environment that offers opportunities for both women and men to develop and to progress in their careers by providing access to mentorship, leadership development, and implementing fair and transparent pay practices. Such initiatives have led to women making up approximately half of our leadership.
Community
We believe in transforming communities and creating a positive social impact by giving back, one project at a time. From promoting inclusive economic growth, supporting educational development, providing disaster relief, partnering with non-government organizations, to responsible sourcing, our programs are aimed at helping and uplifting members of the community.
In October 2022, we launched the TDCX Foundation, which aims to drive social impact for disadvantaged communities, particularly by providing funding for initiatives that give access to technology, connectivity, IT equipment and the skills needed to thrive in a digital economy.
In 2022, we pledged over S$150,000 towards digital empowerment projects across our biggest markets. One of the first projects that we supported through the TDCX Foundation was World Vision Foundation of Thailand’s project to digitize a school library in the rural highland of Udon Thani Province. The project’s goal is to equip the school’s library with digital equipment, such as computers and laptops and educational software, to enable students’ participation in e-learning programs for greater digital literacy.

Governance
We recognize that good corporate governance is essential for embedding sustainable business practices across the Group. This long-term, responsible approach is part of our ethos and is central to our business strategy and activities. Our board of directors currently consists of five directors, of whom two are independent. Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE. Our board of directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.
Environment
We embrace our role in promoting sustainability through offsetting our carbon footprint, conserving water, minimizing the use of single-use
plastics, and advocating recycling and environmental preservation across all our sites. We aspire to do business with a purpose beyond profit by encouraging positive environmental change. Aligned with our goal to be a climate-neutral company within the decade, we are proud to have done our biggest undertaking to date to help preserve our planet – offsetting 38,770 tonnes of CO
2
by investing in Clean Development Mechanism, or CDM, projects supported by the United Nations. We are on track to reduce our carbon footprint from our operations globally. In 2022, we had our carbon footprint inventory externally verified (ISO 14064).
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
Regulatory Environment
Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant to our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Countries Where We Operate—Developments in the social, political, regulatory and economic environment in the countries where we operate may have a material and adverse impact on us.”
Singapore
The Personal Data Protection Act 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission, or the PDPC, and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check
“Do-Not-Call”
registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.
The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million, or, for organizations with more than S$10 million annual turnover in Singapore, up to 10% of the organization’s annual turnover in Singapore. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA. A Court of Appeal decision in 2022 has also clarified that the right of private action under the PDPA is available to claimants who have suffered pecuniary losses and other heads of loss recognized at common law, and also, in an appropriate case, to a claimant who has suffered emotional distress due to a PDPA breach.

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which is only partially in force. As of the date of this document, key portions of such Act not yet in force include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”).
The Employment of Foreign Manpower Act 1990 of Singapore provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.
The Employment Act 1968 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development
Co-savings
Act 2001; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment
to an employee who attains the prescribed minimum retirement age, under the Retirement and
Re-employment
Act 1993 and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 and the Workplace Safety and Health Act 2006, respectively.
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
The Philippines
Under Philippine law, any person intending to conduct business within a local government unit’s administrative jurisdiction is required to secure a business permit issued by the local chief executive of such local government unit. The conduct of business operations without the required business permit may result in the payment of fines that may vary depending on the amounts prescribed in the tax ordinance of the relevant local government unit, and/or closure of the business. In the case of any violation of the ordinances of the relevant local government unit, as well as other applicable Philippine law, the local government unit may impose fines, and in certain cases, revoke or cancel a business permit. If a business permit is revoked or cancelled, the local government unit shall also order the closure of the business.
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
In respect of declaration and payment of dividends, the board of directors of a Philippine corporation may only declare dividends out of unrestricted retained earnings. The issuance of stock dividends also requires the ratification of at least two-thirds
(2/3) of the outstanding capital stock of the corporation.

The Data Privacy Act of 2012 of the Philippines, or the Philippine Data Privacy Act, is a comprehensive and strict privacy legislation aimed to protect the fundamental human right to privacy of data subjects by: (a) protecting the privacy of individuals while ensuring free flow of information; (b) regulating the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of personal data; and (c) ensuring that the Philippines complies with international standards set for data protection through National Privacy Commission, or the NPC. The Philippine Data Privacy Act mandates companies to inform the individuals about how their personal information is collected and processed. It also ensures that all personal information must be (a) collected and processed with lawful basis, which includes consent, and only for reasons that are specified, legitimate, and reasonable; (b) handled properly, ensuring its accuracy and retention only for as long as reasonably needed; and (c) discarded properly to avoid access by unauthorized third parties. Under the Philippine Data Privacy Act and its implementing rules, all Philippine companies shall comply with the following requirements: (a) appoint a data protection officer; (b) conduct a privacy impact assessment; (c) adopt a privacy management program and privacy policy; (d) implement privacy and data protection measures; and (e) establish a breach reporting procedure. In addition, companies with at least 250 employees, or whose processing is likely to pose a risk to the rights and freedoms of data subjects, or whose processing is not occasional, or with access to sensitive personal information of at least 1,000 individuals are required to register their data processing systems with the NPC.
Non-compliance
with applicable provisions of the Philippine Data Privacy Act may, upon notice and hearing, be subject to compliance and enforcement orders, cease and desist orders, temporary or permanent bans on the processing of personal data, or payment of fines. In the case of non-compliant
corporations, the penalty of fine and/or imprisonment shall be imposed upon the responsible officers (e.g., data protection officer, compliance officer), as the case may be, who participated in, or by their gross negligence, allowed the commission of the crime and/or security breach. Companies that are not subject to the mandatory registration requirement, and that choose not to voluntarily register, must submit a sworn declaration to the NPC providing for, among others, an undertaking to register with the NPC in the event such companies become subject to the mandatory registration requirement. A company that has successfully completed the registration process shall be issued a Certificate of Registration which is valid for one year from its date of issuance and renewable 30 days before the expiration thereof.
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
Under the Labor Code of the Philippines, employees may be retired upon reaching the retirement age established in the employment contract or applicable collective bargaining agreement, if any. In the absence of any agreement providing for retirement benefits of employees, an employee, who has served at least five years in an establishment which employs more than 10 employees, may retire upon reaching the age of 60 years or more but not beyond 65, which is the compulsory retirement age. The minimum retirement pay shall be equivalent to one-half
month’s salary for every year of service, a fraction of at least six months being considered as one whole year. The retirement benefits mandated by the Labor Code of the Philippines are separate and distinct from those granted by the Social Security System, or SSS.
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

Employers are likewise required to ensure enrollment of its employees in a National Health Insurance Program administered by the Philippine Health Insurance Corporation a government corporation attached to the Department of Health tasked with ensuring sustainable, affordable and progressive social health insurance pursuant to the provisions of Republic Act No. 10606, the National Health Insurance Act of 2013. On February 20, 2019, Republic Act No. 11223, the Universal Health Care Act, was enacted, which amended certain provisions of the National Health Insurance Act of 2013. Under the said law, all Filipino citizens are now automatically enrolled into the National Health Program. However, membership is classified into two types, direct contributors and indirect contributors. Direct contributors refer to those who have the capacity to pay premiums, are gainfully employed and are bound by an employer-employee relationship, or are self-earning, professional practitioners, migrant workers, including their qualified dependents, and lifetime members. On the other hand, indirect contributors refer to all others not included as direct contributors, as well as their qualified dependents, whose premium shall be subsidized by the national government including those who are subsidized as a result of special laws. Every member is also granted immediate eligibility for a health benefit package under the program.
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
Under the Personal Data Protection Act 2010 of Malaysia, or the Malaysian PDPA, organizations are required to (i) obtain consent from the individuals prior to collecting, using or disclosing their personal data unless the limited exceptions under the Malaysian PDPA arises; (ii) inform individuals in writing in two languages (i.e. English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015; and (iv) comply with the requirements under the relevant code of practice on personal data protection issued by the Personal Data Protection Commissioner of Malaysia which include, amongst others, the need for organizations to incorporate certain additional information in the personal data protection notice issued to individuals and to implement security measures for high-risk processing activities including but not limited to robot process automation, AI, data analysis and prospective emerging technologies.
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

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen
shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia. Additionally, pursuant to the Employment (Amendment) Act 2022 which came into force on January 1, 2023, an employer is required to obtain the prior approval of the Director General of Labour of Malaysia before employing any foreign employee. However, such approval is not required for foreign employees employed before the Employment (Amendment) Act 2022 came into force.
Thailand
The Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, is the primary law regulating foreign participation or ownership of business operations in Thailand. Unless otherwise permitted by other applicable laws (e.g., Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended), other bilateral treaties and etc.), foreign business operations in Thailand will generally be subject to the FBA and a
“Non-Thai”
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
person in breach of applicable foreign shareholding limit. The Civil and Commercial Code of Thailand (as amended), with effect from February 7, 2023, requires a private company to have a minimum number of two shareholders. Failure to comply with such minimum shareholder requirement may be grounds for a Thai court to order dissolution of the company.
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
The Commercial Registration Act B.E. 2499 (A.D. 1956) (as amended) and relevant rules and regulations issued thereunder by the Ministry of Commerce of Thailand require operators of certain prescribed businesses, including trading of products or services by electronics via internet system, to register themselves with the relevant Commercial Registration Office. Likewise, the Personal Data Protection Act B.E. 2562 (A.D. 2019), or the Thai PDPA, which came into full effect on June 1, 2022 (as deferred by the Royal Decree on Entities and Businesses of Data Controllers that are Exempted from the Personal Data Protection Act B.E. 2562 (A.D. 2019) (No.2) B.E. 2564 (A.D. 2021)), regulates the collection, storage, usage, disclosure and transfer of personal data of individuals in Thailand. In brief, the Thai PDPA requires data controllers and data processors to comply with the requirements prescribed thereunder, including, amongst others, consent requirements, lawful grounds, privacy notice, disclosure and transfer restrictions, and rights of data subjects.
We are also the recipient of certain investment incentives provided by the BOI. The Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended) empowers the BOI to grant investment incentives to qualified business activities in Thailand. In particular, the BOI incentives primarily include (i) tax incentives (e.g., exemption or reduction of corporate income tax and import duties for machinery and raw materials); and
(ii) non-tax
incentives (e.g., permission to own land, remittance of foreign currency and bringing skilled workers into Thailand). In this connection, the BOI incentives are granted according to the type of qualified business activities (i.e., Activity-based incentives), whereby additional incentives may be granted for businesses which stimulate competitiveness enhancement, decentralization and industrial area development (i.e., Merit-based incentives). See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We may fail to attract and retain enough highly trained employees to support our operations.”

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
Under the PRC Foreign Investment Law, businesses operating in industries on the “negative list” are subject to restrictions on foreign ownership. Call center services are a sub-segment
of the value-added telecommunications sector, which was included on the negative list until July 2019 (pursuant to the Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2019 Version)). The PRC Telecommunication Regulation and the Measures on Administration of Licensing for Telecommunication Operation requires that a call center operator in the value-added telecommunications industry obtain a VATS License. As a result, prior to July 2019, a foreign owned entity, such as Agorae Beijing, could provide call center services in the PRC only through a joint venture with a PRC partner and the foreign entity was able to hold no more than 50% of the equity in the joint venture. Although the restriction on foreign shareholding in call center services businesses has now been lifted, the national implementation of rules on how a foreign owned entity can apply for the VATS License have not been promulgated, and it is unclear whether or when the national implementation rules will be enacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Countries Where We Operate—If the PRC government deems that Agorae Beijing’s contractual arrangements did not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.”
The Cybersecurity Law of the People’s Republic of China, or the PRC Cybersecurity Law, which came into effect as of June 1, 2017 and the relevant regulations require that network operators, which includes, among others, call center services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of data. The PRC Cybersecurity Law also reaffirms the principles and requirements on personal information protection and strengthens the obligations of network operators in the process of collecting, using, disclosing, storing and transferring personal information. Network operators who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of operation, shutdown of websites, revocation of business license, and, in severe cases, criminal liabilities. Moreover, on September 14, 2022, the CAC released a draft amendment to the PRC Cybersecurity Law, or Amendment Draft, for public comments. If the Amendment Draft comes into effect, penalties for violations of Cybersecurity Law will be significantly strengthened. For instance, maximum fines for network operators who breach cybersecurity obligations may increase to RMB 50 million or five percent of their prior year’s revenue in cases with “severe” consequences. It is uncertain when the Amendment Draft will come into effect and whether any modifications will be made to the final version.
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
The Measures for the Security Assessment of Data Cross-border Transfer, or the DESA Measures, which were promulgated on July 7, 2022 and took effect on September 1, 2022, aim to flesh out the scheme of data export security assessment, or DESA, in China. The DESA Measures lay out the substantive and procedural requirements for export of data out of PRC through a tiered security assessment system, and prescribe obligations for companies which transfer data abroad as well as overseas recipients of China-originated data. The DESA envisages two prongs: risk self-assessment by the data exporter itself, or RSA, and organized assessment coordinated by the CAC, or OSA. The DESA Measures require the data processor to implement RSA and OSA when applicable. The data processors engaging in cross-border transfer shall apply for an OSA to the CAC upon certain circumstances, including the export of personal information by a processor who processes personal information of over 1 million individuals, or the export of personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals on a cumulative basis since January 1 of the preceding year. Hence, a data processor needs to adequately monitor data cross-border transfers and post-transfer activities relating to the data concerned. Failure to effectively monitor post-transfer activities can create significant compliance exposure. If the CAC finds that a previously cleared data export activity no longer meets the relevant security management requirements, it will revoke its clearance. In such case, the data processor shall terminate the data export activity, conduct rectification as required, and re-apply
for an OSA after the completion of such rectification.
On February 24, 2023, the CAC released the Standard Contract Measures for the Cross-Border Transfer of Personal Information. These measures will take effect on June 1, 2023. Signing a standard contract is one of the few legitimate mechanisms for cross-border data transfer under the PRC PIPL, alongside the OSA administered by CAC and certification from a qualified institution. The Standard Contract Measures provide detailed explanations on application scenarios, specific conditions, and filing requirements for the signing of standardized contracts. Companies using this mechanism must conduct a prior Personal Information Protection Impact Assessment, or PIPIA, and file the signed standard contract along with the PIPIA report with provincial CAC after it takes effect. The Standard Contract Measures also outline what should be assessed during the PIPIA. This approach is relatively straightforward since external approval or certification is not required, making it more suitable for companies transferring small amounts of non-sensitive
data that do not pose a risk to national security or interests. In addition, the CAC also released a Network Data Security Management Regulation (Exposure Draft), or the Draft NDSM Regulation, on 14 November 2021. The Draft NDSM Regulation is intended to apply to both domestic and international entities that engage in data processing activities within PRC’s territory as well as entities based outside of China but processing data of PRC individuals and organizations with the aim of providing domestic products and services, analyzing and evaluating the behavior of individuals or companies in China, or processing important
domestic
data.
The Draft NDSM Regulation outlines new provisions on obligations of data processors to establish and maintain data security protection systems and implement security measures. The Draft NDSM Regulation details an extensive set of fines and punishments for violation thereof. Fines vary for violations of the different provisions and can be up to RMB 50 million or five percent of the company’s turnover from the previous year for the most serious violation. In some circumstances, companies may also be ordered to suspend business and rectify the issue or have their business license revoked. Like above, it is not clear when the Draft NDSM Regulation will be enacted and whether there will be any amendments or changes in the final effective version of the Network Data Security Management Regulation compared with those above.

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
We are a holding company and we operate our business through a number of direct and indirect subsidiaries. The chart below sets out our corporate structure as of the date of this annual report.

(1)	Effective ownership (voting powers).
(2)	Dormant entity.

D.	Property, plants and equipment.
Our corporate headquarters is located in Singapore and, as of December 31, 2022, we leased properties in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia and South Korea. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 305,234 square feet, Malaysia, where we lease approximately 200,988 square feet, and Singapore, where we lease approximately 96,245 square feet and includes our corporate headquarters.
In addition, we have obtained a right to use facilities in Malaysia, South Korea, Romania, Türkiye, Vietnam, Brazil, Indonesia and Taiwan from co-working
space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

Item 4A.	UNRESOLVED STAFF COMMENTS
None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating results.
Overview
We are an award-winning digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services and content, trust and safety services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients.
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
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content, trust and safety services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the B2C and the B2B markets. Our content, trust and safety services offering helps our clients create a safe and secure online environment for social media platforms by providing a human touch to content, trust and safety services.
Factors Affecting Our Results of Operations
We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities to our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

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
Delivering complex and high value services for our clients, which impacts pricing of our services and our profitability
We offer customized and differentiated CX solutions and possess the ability to handle complex and mission-critical customer experience interactions. These offerings go well beyond traditional business process outsourcing of help desk functions, as they require a higher degree of training and employee competency to undertake interactions where customer-service scripts would be insufficient to resolve customer problems. This type of work produces higher value for our clients and enables us to price our services accordingly. We have also increasingly started to gravitate towards high-value, complex interactions, which result in higher margins for our services. For example, since 2018, we have provided technical and customer support for a search engine client’s top-tier
advertising customers, which were previously handled entirely by our client’s in-house
team. Our ability to innovate and offer complex and high value offerings when our clients need them is an important driver of our revenues and margins. Finally, as we expand our service offerings and geographies in which we have delivery centers, we are able to optimize our cost structure across our operations.
Adding new clients that support our growth strategy
Our new clients are high-growth, new economy disruptors and traditional blue-chip companies engaged in businesses across multiple jurisdictions, whereas many of our legacy clients tended to be locally focused in only one or two jurisdictions. For example, since 2019, we have grown relationships with a global payments platform provider, a leading social network, a leading consumer electronics company, a leading regional
e-commerce
platform and a leading video game developer.
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

Performance of the industry verticals that our clients are in
The business volumes from our clients depend on the strength of their respective businesses, which in turn depend on the strength and overall growth of the industry vertical which they are in. If the industry vertical is growing, our clients would likely benefit and their growth will translate to higher volumes for us. Conversely, if the industry vertical is facing a slowdown, our clients’ growth would likely be impacted, and the business volumes given to us could be negatively impacted as a result. We endeavor to have a good diversification of clients within a specific industry vertical, and also to have clients across a broad range of industry verticals.
Efficiently recruiting and managing talent while managing labor costs
We believe the quality of our employees is a key differentiator in securing and retaining business, as well as in delivering superior customer experience. Through our structured recruitment process and strong emphasis on career development, we strive to attract, develop and retain the industry’s higher caliber talent. Our results of operations are impacted by: (1) our ability to recruit within short time frames and manage our employees as we scale our business; (2) our ability to optimize productivity; and (3) our ability to manage labor costs.
Attracting, recruiting and managing talent
Our ability to attract, recruit, nurture, train and develop new employees is critical to our ability to grow and scale our business. While we grow our revenues, we also seek to develop a talent pool. It is critical that we hire personnel accurately and efficiently with the right profile for new campaigns. For some fast deployment campaigns that require talents that are either highly skilled or not available in great abundance, we may utilize higher cost recruitment sourcing channels such as external recruitment agencies to supplement our internal direct hiring. However, after the initial ramp-up phases, as the campaign begins to stabilize and normal employee attrition takes its course, our internal recruitment sourcing allows us to hire new employees at a lower cost.
We streamlined our recruitment process and boosted the efficiency of our recruitment activities through the development and implementation of in-house
proprietary recruitment systems that work in tandem with external human resource management software platform. For example, we utilize our flagship application, Flash Hire, a highly-customized, remote, video-based recruitment platform that automates initial candidate screening and selection by conducting online interviews and administering online tests.
We implemented a predictive analytics tool that helps our recruiters prioritize applicant profiles that match the job requirements. This enhances productivity and guides our recruiters to timely recruit suitable candidates.
Personnel retention is one of our top priorities and helps us control our recruitment expense, and we dedicate resources to the educational development of our employees and employee wellbeing, including the development of their professional skills through obtaining relevant certifications and promoting participation in internal and external training sessions.
Improving productivity of employees
We believe that our people are our most important asset. We focus on maximizing our employees’ ability to deliver value to our clients through high-value work. We have developed effective and cost-efficient training and knowledge base, management tools, such as Flash Learn, our online learning platform, and KB Tool, our data portal, which allow us to quickly and effectively train our employees to handle complex interactions and employ them in high-value work. Agents who deliver higher complexity services typically generate higher revenues, with employees providing content, trust and safety services providing the highest return, followed by employees providing sales and digital marketing services. We have also invested in technological infrastructure that allows us to enhance productivity, such as
AI-enhanced
chat-bot
functionality that can automatically handle many interactions but can also seamlessly hand contact over to human staff to manage more difficult situations. This allows us to increase the volume of interactions that a single human can support.
Managing labor costs
Employee benefits expense primarily consists of the wages we pay to our employees and is our most significant expense, accounting for 77.4%, 80.6% and 82.6%, of our total operating expenses in the years ended December 31, 2020, 2021 and 2022, respectively. As we continue to grow our business, we expect that our number of employees will increase, which we expect to drive growth in our revenues as well as our employee benefits expense. Additionally, global inflation began to rise in 2021 and has continued to increase in 2022 and the start of 2023. Inflation may increase our labor costs, including costs related to our employee salaries and benefits, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”

While we expect our labor costs to increase in the future as we continue to grow our business and number of employees, we aim to manage our labor costs so that they do not increase at a rate faster than our revenues. We typically formalize a new campaign or expansion of an existing campaign before we hire employees for those campaigns. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.” We seek to secure new campaigns at projected revenue levels that match our estimates of the expansion of our workforce and increased costs that we expect to incur based on our accumulated experience in the particular business segment and jurisdiction. When considering the fixed rate for such applicable FTE, we also consider factors such as anticipated cost and wage inflation applicable for the relevant office location and the employee skill set that we need.
Our employee benefits expense with respect to an ongoing campaign is usually relatively stable. However, our overall employee benefits expense varies by the mix of services that we provide and the campaigns we undertake. Employee wages vary by the type of service provided and the skill set of the relevant employees. Agents who deliver higher complexity services typically earn higher wages, on average, with employees providing content, trust and safety services receiving the highest wages, followed by employees providing sales and digital marketing services. As the requirements for the services we provide change, our employee benefit expense may also change. In addition, the compensation may also include variable components, such as bonuses and performance incentives. In particular, the compensation for employees providing sales and digital marketing services generally includes a higher composition of variable, performance-based commission component linked to a campaign’s KPIs, such as sales attainment by agent.
Foreign exchange rate fluctuations
We conduct business in multiple countries and currencies, such as the U.S. dollar, Singapore dollar, Philippine peso and Malaysian ringgit, and the currencies of other countries where we have operations, and exchange rate fluctuations, especially between the Singapore dollar and the U.S. dollar, may impact our results of operations. We earn revenue primarily denominated in U.S. dollars and Singapore dollars. We incur rental payments, and expenses for employee compensation and other operating expenses in the local currencies of the jurisdictions in which we operate. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar and other currencies in which we earn revenue, particularly the U.S. dollar and (ii) fluctuations between the Singapore dollar and other currencies in which we have expenditures, particularly the Philippine peso, Thai baht and Malaysian ringgit. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht and Malaysian ringgit could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. In certain circumstances, we may utilize forward foreign exchange contracts or option contracts to hedge the risk of foreign exchange volatility of the Singapore dollar, Malaysian ringgit and Philippine peso. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”
Income tax expense
We are subject to income taxes in Singapore, the Philippines, Malaysia, Thailand and the other jurisdictions where we have offices. Our income taxes, which are reflected on our consolidated statement of profit or loss and other comprehensive income as “Income tax expense,” consists primarily of taxes incurred, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period. Our effective tax rates differ from the statutory rate applicable to us primarily due to differences between domestic and foreign jurisdiction tax rates, tax credits, non-taxable
items,
non-deductible
expenses, and the impact of tax concessions and benefits in certain jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry of Malaysia, which entitled the subsidiary to enjoy tax incentives under the Customized Incentive scheme. The scheme allowed for a partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have applied to the relevant governmental agency authorities to renew such benefits and the outcome of our application remains subject to the authorities’ confirmation. In the Philippines, we have benefited from an income tax holiday through our registration with PEZA. Our income tax holiday by PEZA for one of our sites expired on December 31, 2021. Changes in the geographic mix of our revenue can cause our overall effective tax rate to vary from period to period. Our income tax expense for the years ended December 31, 2020, 2021 and 2022 was S$21.3 million, S$28.2 million and S$37.0 million, respectively.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. Tax exposures can involve technical interpretations of issues and may require an extended period to resolve. Many tax authorities have significant backlogs of other cases that may also result in extended periods to achieve resolution on open issues. We cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust our reserves in light of changing facts and circumstances, such as the closing of tax audits, statute of limitation lapses or the refinement of tax estimates. To the extent the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. See also, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Tax matters, including any reduction or withholding of tax benefits and other incentives we receive, new legislation and actions by taxing authorities may have an adverse effect on our operations, effective tax rate and financial condition.”
Certain Income Statements Line Items
Revenue
We derive our revenues from providing services to our clients. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client, meaning when the performance obligations to the client are met. We usually enter into master service agreements with our clients, which provide a framework for services and statements of work. These statements of work define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain KPI targets. Based on the transaction price in the agreement for each performance obligation, we invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deductions based on whether we meet (or fail to meet) certain KPI targets (where applicable) during that month. In general, we invoice our clients within five to 30 business days from the end of the month and typically receive payment within the 30 to
90-day
period from the invoice date set forth in our client contracts.
We discuss below the breakdown of our services by revenue and geographic segment and client concentration. For additional information regarding our revenue recognition policy, see Note 3 to our audited consolidated financial statements included elsewhere in this annual report.
Revenue by Service
Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; (3) content, trust and safety services. We also receive service fee revenues from miscellaneous activities, such as revenues from renting out workspace within our offices and providing human resource, administration services to clients and other business processing activities, as well as other miscellaneous service fees.
The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2022			2021		2020
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	( in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions (1)	285,724	384,184	57.8	334,047	60.2	273,174	62.8
Sales and digital marketing	123,833	166,506	25.1	114,718	20.7	66,235	15.2
Content, trust and safety (1)	81,434	109,496	16.5	103,538	18.6	92,452	21.3
Other service fees (1)(2)	2,925	3,934	0.6	2,895	0.5	2,862	0.7

Revenue	493,916	664,120	100.0	555,198	100.0	434,723	100.0

Notes:
(1)
In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenues from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.

Geographic Segment
We have an international footprint. As of December 31, 2022, we service our clients’ customers globally in more than 20 languages in 16 geographies, namely: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Australia, Taiwan, Türkiye and Vietnam. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with. The delivery center location out of which we provide services (and from where our employees and agents provide services) does not correlate consistently to the location of the customers of our clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which we provide services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of the Company’s clients may access the Company’s services from various geographies and not just the location of their residence.
The following table sets forth our revenues by geography, by amount and as a percentage of our revenues for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2022			2021		2020
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	( in thousands, except percentages)
Geography (1)
Singapore (2)	106,453	143,137	21.6	143,989	25.9	121,062	27.9
The Philippines (3)	122,716	165,004	24.8	144,313	26.0	109,268	25.1
Malaysia (2)	149,655	201,226	30.3	145,184	26.1	112,976	26.0
Thailand (2)	66,628	89,588	13.5	71,574	12.9	54,185	12.5
Japan	20,095	27,020	4.1	30,838	5.6	22,759	5.2
China	12,530	16,848	2.5	11,671	2.1	11,500	2.6
Others (4)	15,839	21,297	3.2	7,629	1.4	2,973	0.7
Total	493,916	664,120	100.0%	555,198	100.0	434,723	100.0

Notes:
(1)	For a description of the services provided in each of our offices in the above table, see “Item 4. Information on the Company—B. Business overview—Our Offices.”
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

(4)	Comprises revenue from Australia, Colombia, Hong Kong, India, Romania, Spain, South Korea, Taiwan, Türkiye and Vietnam.
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
Interest expense
Interest expense consists of interest on our bank loans and interest on lease liabilities for our property leases.
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

Results of Operations
The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2022	2021	2020
	(S$ in thousands)
Revenue	664,120	555,198	434,723
Employee benefits expense	(436,350)	(339,683)	(257,985)
Depreciation expense	(39,731)	(39,853)	(33,065)
Rental and maintenance expense	(9,980)	(9,832)	(10,603)
Recruitment expense	(14,201)	(10,884)	(8,005)
Transport and travelling expense	(1,637)	(1,461)	(1,504)
Telecommunication and technology expense	(11,822)	(8,826)	(6,305)
Interest expense	(1,936)	(8,414)	(3,058)
Other operating expense (1)	(14,699)	(11,126)	(15,836)
Gain on disposal of a subsidiary	—	—	731
Share of profit from an associate	139	101	196
Interest income	3,348	544	594
Other operating income (1)	4,736	6,315	7,514

Profit before income tax	141,987	132,079	107,397
Income tax expenses	(37,049)	(28,237)	(21,303)

Profit for the year	104,938	103,842	86,094
Other comprehensive income (loss) (2)	(13,508)	(6,224)	536

Total comprehensive income for the period/year	91,430	97,618	86,630

Basic earnings per share (in S$)	0.72	0.81 (3)	0.70
Diluted earnings per share (in S$)	0.72	0.81 (3)	0.70

Notes:
(1)
In the unaudited condensed interim consolidated financial statements contained in our Form 6-K dated March 7, 2023, net foreign exchange gains for the first three quarters in 2022 were reported under the “other operating income” line item while net foreign exchange losses for the fourth quarter in 2022 were reported under the “other operating expenses” line item, which resulted in other operating income and other operating expenses of S$12,471,000 and S$22,434,000, respectively, for the year ended December 31, 2022. In the audited consolidated financial statements included in this annual report on Form 20-F, both foreign exchange gains and foreign exchange losses were reported on a net basis for the full year under the “other operating expenses” line item.

(2)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.
(3)
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

Comparison of Years Ended December 31, 2021 and 2022
Revenue.
Our revenues increased by 19.6% to S$664.1 million (US$493.9 million) for the year ended December 31, 2022 from S$555.2 million for the year ended December 31, 2021 primarily due to a 45.1% increase in revenue from providing sales and digital marketing services and a 15.0% increase in revenues from providing omnichannel CX solutions.

•
Our revenue from providing omnichannel CX solutions increased by 15.0% to S$384.2 million (US$285.7 million) for the year ended December 31, 2022 from S$334.0 million for the year ended December 31, 2021 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the fintech, travel and hospitality, and technology verticals, partially offset by a decrease in demand from existing clients in the digital advertising and media vertical.

•
Our revenue from providing sales and digital marketing services increased by 45.1% to S$166.5 million (US$123.8 million) for the year ended December 31, 2022 from S$114.7 million for the year ended December 31, 2021 primarily due to revenue generated from the expansion of campaigns for our key digital advertising and media clients and additional contributions from new clients in 2022 continuing to scale up.

•
Our revenue from providing content, trust and safety services increased by 5.8% to S$109.5 million (US$81.4 million) for the year ended December 31, 2022 from S$103.5 million in the year ended December 31, 2021 primarily due to higher business volumes from existing clients.

•
Our revenue from our other service fees increased by 35.9% to S$3.9 million (US$2.9 million) for the year ended December 31, 2022 from S$2.9 million for the year ended December 31, 2021 primarily due to higher contribution from existing clients.

The following table sets forth our service provided by amount for the years ended December 31, 2022 and 2021.

	For the Full Year ended December 31,
	2022		2021
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions (1)	285,724	384,184	334,047
Sales and digital marketing	123,833	166,506	114,718
Content, trust and safety (1)	81,434	109,496	103,538
Other service fees (1)(2)	2,925	3,934	2,895

Total revenue	493,916	664,120	555,198

Notes:
(1)
In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenues from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See “Item 4. Information on the Company—B. Business overview—Our Services and Solutions” and Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.
Employee Benefits Expense.
Our employee benefits expense increased by 28.5% to S$436.4 million (US$324.5 million) for the year ended December 31, 2022 from S$339.7 million for the year ended December 31, 2021 primarily due to higher employee headcount, wage adjustments and equity-settled share-based payment expense. Our average number of employees in 2022 increased by 25.2% from 2021, which grew in tandem with higher business volume over the course of 2022, coupled with the commencement of new client campaigns. Notably, employee benefits expense for the year ended December 31, 2022 included an additional ten months of equity-settled share-based payment expense that did not arise in the year ended December 31, 2021, since the TDCX Performance Share Plan was only first implemented in November 2021.
Depreciation Expense.
The decrease in our depreciation expense by 0.3% to S$39.7 million (US$29.5 million) for the year ended December 31, 2022 from S$39.9 million for the year ended December 31, 2021 was not material.
Rental and Maintenance Expense.
The increase in our rental and maintenance expenses by 1.5% to S$10.0 million (US$7.4 million) for the year ended December 31, 2022 from S$9.8 million for the year ended December 31, 2021 was not material.
Recruitment Expense.
Our recruitment expense increased by 30.5% to S$14.2 million (US$10.6 million) for the year ended December 31, 2022 from S$10.9 million for the year ended December 31, 2021 primarily due to accelerated hiring activities thereby raising hiring costs to support the campaign needs in our Malaysia, Singapore and Japan offices.
Transport and Travelling Expense.
Our transport and travelling expense increased by 12.0% to S$1.6 million (US$1.2 million) for the year ended December 31, 2022 from S$1.5 million for the year ended December 31, 2021 mainly due to increased operational and business development travel.
Telecommunication and Technology Expense.
Our telecommunication and technology expense increased by 33.9% to S$11.8 million (US$8.8 million) for the year ended December 31, 2022 from S$8.8 million for the year ended December 31, 2021 primarily due to an increase in software subscription and outsourced IT services.
Interest expense.
Our interest expense decreased by 77.0% to S$1.9 million (US$1.4 million) for the year ended December 31, 2022 from S$8.4 million for the year ended December 31, 2021 primarily due to reduced bank borrowings. Our borrowings have been fully repaid during 2022.

Other Operating Expense.
Our other operating expenses increased by 32.1% to S$14.7 million (US$10.9 million) for the year ended December 31, 2022 from S$11.1 million for the year ended December 31, 2021 primarily due to the weakening of the U.S. Dollar in the fourth quarter of 2022, additional charges incurred in the Philippines arising from the unit exceeding the work-from-home cap imposed by the local fiscal incentive administrative body, and increased legal, compliance and professional fees.
Share of Profit from an Associate.
Our share of profit from an associate was insignificant for the year ended December 31, 2022 and for the year ended December 31, 2021. Our associated company became our wholly-owned subsidiary after we acquired all remaining shares of the company on October 13, 2022.
Interest Income.
Our interest income increased to S$3.3 million (US$2.5 million) for the year ended December 31, 2022 from S$0.5 million for the year ended December 31, 2021 primarily due to higher placements of excess liquid funds in interest-bearing deposit.
Other Operating Income.
Our other operating income decreased by 25.0% to S$4.7 million (US$3.5 million) for the year ended December 31, 2022 from S$6.3 million for the year ended December 31, 2021 primarily due to lower government grants received by our Singapore subsidiaries in relation to the
COVID-19
pandemic.
Profit Before Income Tax.
As a result of the foregoing, our profit before income tax increased by 7.5% to S$142.0 million (US$105.6 million) for the year ended December 31, 2022 from S$132.1 million for the year ended December 31, 2021.
Income Tax Expenses.
Our income tax expenses increased by 31.2% to S$37.0 million (US$27.6 million) for the year ended December 31, 2022 from S$28.2 million for the year ended December 31, 2021. The higher income tax expenses were mainly due to the imposition of a one-off
“prosperity tax” enacted by the local government for the fiscal year 2022 for the Malaysian operations, its higher taxable earnings and the non-availability
of the income tax incentive by the Philippines unit as the unit did not meet the work from home threshold requirement imposed by the local fiscal incentive administrative body. The income tax incentive was reinstated to the Philippines unit after it met the work from home threshold requirements during the fourth quarter of 2022.
Profit for the Year.
As a result of the foregoing, our profit for the year increased by 1.1% to S$104.9 million (US$78.0 million) for the year ended December 31, 2022 from S$103.8 million for the year ended December 31, 2021.
Other Comprehensive Income.
Our other comprehensive income was a loss of S$13.5 million (US$10.0 million) for the year ended December 31, 2022, compared to a loss of S$6.2 million for the year ended December 31, 2021, primarily due to effects of exchange rate differences on translation of foreign operations recognized in other comprehensive income.
Total Comprehensive Income for the Year.
As a result of the foregoing, our total comprehensive income for the year decreased by 6.3% to S$91.4 million (US$68.0 million) for the year ended December 31, 2022 from S$97.6 million for the year ended December 31, 2021.
Comparison of Years Ended December 31, 2020 and 2021
Revenue.
Our revenue increased by 27.7% to S$555.2 million for the year ended December 31, 2021 from S$434.7 million for the year ended December 31, 2020 primarily due to a 22.3% increase in revenue from providing omnichannel CX solutions and a 73.2% increase in revenue from providing sales and digital marketing services.

•
Our revenue from providing omnichannel CX solutions increased by 22.3% to S$334.0 million for the year ended December 31, 2021 from S$273.2 million for the year ended December 31, 2020 primarily due to higher revenue from a key client in our digital advertising and media vertical arising from the expansion of its existing campaigns, and a sharp growth in business volumes from a fintech client. During the same period, these gains were partially offset by lower revenue from clients in the travel and hospitality sector due to continuous uncertainties in the travel industry caused by the widespread outbreak of
COVID-19
variants throughout the year.

•
Our revenue from providing sales and digital marketing services increased by 73.2% to S$114.7 million for the year ended December 31, 2021 from S$66.2 million for the year ended December 31, 2020 primarily due to revenue generated from the expansion of campaigns for our key clients in our digital advertising and media vertical.

•
Our revenue from providing content, trust and safety services increased by 12.0% to S$103.5 million for the year ended December 31, 2021 from S$92.5 million in the year ended December 31, 2020 primarily due to higher regional multilingual headcount required by a client in our digital advertising and media vertical.

•	The increase in our revenues from our other service fees by 1.2% to S$2.9 million for the year ended December 31, 2021 from S$2.9 million for the year ended December 31, 2020 was not material.

The following table sets forth our service provided by amount for the years ended December 31, 2021 and 2020.

	For the Full Year ended December 31,
	2021	2020
	S$’000
Revenue by service
Omnichannel CX solutions	334,047	273,174
Sales and digital marketing	114,718	66,235
Content, trust and safety (1)	103,538	92,452

Other service fees (2)	2,895	2,862

Total revenue	555,198	434,723

Notes:
(1)
In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services and reclassified certain of our revenues from our omnichannel CX solution services and our other service fees under content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See Note 35 to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.
Employee Benefits Expense.
Our employee benefits expense increased by 31.7% to S$339.7 million for the year ended December 31, 2021 from S$258.0 million for the year ended December 31, 2020 primarily due to the increase in employee headcount to support business volume, equity-settled share-based payment expense arising from the introduction, implementation of our PSP in November 2021 and general employee compensation adjustment with respect to individual employee performance and cost of living, talent retention and recruitment. Our average number of employees in 2021 increased 28.6% from 2020, which grew in tandem with higher business volume over the course of 2021 coupled with the commencement of new client campaigns.
Depreciation Expense.
Our depreciation expense increased by 20.5% to S$39.9 million for the year ended December 31, 2021 from S$33.1 million for the year ended December 31, 2020 primarily due to depreciation on capital expenditure invested in new and expansion capacities in India, Colombia, Thailand and the Philippines to support the business growth. In addition, there was increased depreciation on fit-out
renovations and
right-of-use
assets with respect to our new office property leases onboarded in Spain and Japan to replace the co-working
space memberships occupied previously. The above increase was partially reduced by certain of our renovation and equipment assets being fully depreciated during the year.
Rental and Maintenance Expense.
Our rental and maintenance expenses decreased by 7.3% to S$9.8 million for the year ended December 31, 2021 from S$10.6 million for the year ended December 31, 2020 primarily due to the termination of certain co-working
space memberships in Japan and Spain.
Recruitment Expense.
Our recruitment expense increased by 36.0% to S$10.9 million for the year ended December 31, 2021 from S$8.0 million for the year ended December 31, 2020 primarily due to increased expenses relating to higher referral and placement fees, higher expenses associated with immigration, work permits and onboarding for foreign employees induced by
COVID-19-related
procedural regulations implemented by governmental authorities of respective countries to support expanded campaigns in our Singapore, Japan, Thailand, Malaysia and Philippines offices.
Transport and Travelling Expense.
Our transport and travelling expense decreased by 2.9% to S$1.5 million for the year ended December 31, 2021 from S$1.5 million for the year ended December 31, 2020.
Telecommunication and Technology Expense.
Our telecommunication and technology expense increased by 40.0% to S$8.8 million for the year ended December 31, 2021 from S$6.3 million for the year ended December 31, 2020 primarily due to increased costs of telecommunications infrastructure and software licenses to cope with business volume expansion in existing and new campaigns.
Interest expense.
Our interest expense increased by 175.1% to S$8.4 million for the year ended December 31, 2021 from S$3.1 million for the year ended December 31, 2020 primarily due to the interest and facility fees incurred on the S$252.7 million drawdown of a term loan credit facility on March 23, 2021. The loan has been fully paid down on October 7, 2021.

Other Operating Expense.
Our other operating expenses decreased by 29.7% to S$11.1 million for the year ended December 31, 2021 from S$15.8 million for the year ended December 31, 2020 primarily due to transaction costs associated with the initial public offering exercise that was aborted in April 2020 hence, expensed off in the year ended December 31, 2020, the forfeiture of upfront deposits paid by our subsidiary in Japan due to premature termination of the rental commitment and lower foreign exchange loss, offset by higher spending on professional and advisory fees.
Gain on Disposal of a Subsidiary.
There was no disposal of any subsidiary in the year ended December 31, 2021. In the year ended December 31, 2020, we recognized a gain on disposal of a subsidiary of S$0.7 million related to the disposal of a dormant subsidiary in Indonesia.
Share of Profit from an Associate.
Our share of profit from an associate was insignificant for the year ended December 31, 2021 and for the year ended December 31, 2020.
Other Operating Income.
Our other operating income decreased by 16.0% to S$6.3 million for the year ended December 31, 2021 from S$7.5 million for the year ended December 31, 2020 primarily due to lower government grants received by our Singapore subsidiaries in relation to the
COVID-19
pandemic.
Profit Before Income Tax.
As a result of the foregoing, our profit before income tax increased by 23.0% to S$132.1 million for the year ended December 31, 2021 from S$107.4 million for the year ended December 31, 2020.
Income Tax Expenses.
Our income tax expenses increased by 32.5% to S$28.2 million for the year ended December 31, 2021 from S$21.3 million for the year ended December 31, 2020. The higher income tax expenses were mainly due to higher taxable profits from several key operating subsidiaries, higher dividend tax arising from increased distribution of taxable dividend in 2021 from several subsidiaries, and lower tax-exempt
other income received by the Singapore operations in 2021 compared to 2020.
Profit for the Year.
As a result of the foregoing, our profit for the year increased by 20.6% to S$103.8 million for the year ended December 31, 2021 from S$86.1 million for the year ended December 31, 2020.
Other Comprehensive Income.
Our other comprehensive income was a loss of S$6.2 million for the year ended December 31, 2021, compared to a gain of S$0.5 million for the year ended December 31, 2020, primarily due to effects of exchange rate differences on translation of foreign operations.
Total Comprehensive Income for the Year.
As a result of the foregoing, our total comprehensive income for the year increased by 12.7% to S$97.6 million for the year ended December 31, 2021 from S$86.6 million for the year ended December 31, 2020.
Key Financial and Operating Metrics
We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our financial and operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
Revenue (S$ thousands)	664,120	555,198	434,723
Profit for the year (S$ thousands)	104,938	103,842	86,094
EBITDA (S$ thousands) (1)	180,306	179,802	142,926
Adjusted EBITDA (S$ thousands) (1)	199,771	185,006	142,926
Net profit margin (%)	15.8	18.7	19.8
EBITDA margin (%) (1)	27.1	32.4	32.9
Adjusted EBITDA margin (%) (1)	30.1	33.3	32.9
Number of clients (2)	84	52	38
Debt (bank loans) (S$ thousands)	—	16,810	40,306

Notes:
(1)
“EBITDA” represents profit for the year before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS
financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See
“—Non-IFRS
Financial Measurements” for information regarding the limitations of using such non-IFRS
financial measures.

(2)	As of the end of the year or period.
Non-IFRS
Financial Measurements
EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS
financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations. “EBITDA” represents profit for the year before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. The Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.
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
TDCX’s
non-IFRS
financial measures do not reflect all items of income and expense that affect the Company’s operations or do not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS
measures may differ from the
non-IFRS
information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS
financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

Reconciliation of
non-IFRS
financial measures to the nearest comparable IFRS measures

	For the Year Ended December 31,
	2022			2021		2020
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)

	(in thousands, except percentages)
Revenue	493,916	664,120	—	555,198	—	434,723	—
Profit for the year and net profit margin	78,044	104,938	15.8	103,842	18.7	86,094	19.8
Adjustments:
Depreciation expense	29,549	39,731	6.0	39,853	7.2	33,065	7.6
Income tax expenses	27,554	37,049	5.6	28,237	5.1	21,303	4.9
Interest expense	1,440	1,936	0.3	8,414	1.5	3,058	0.7
Interest income	(2,490)	(3,348)	(0.5)	(544)	(0.1)	(594)	(0.1)

EBITDA	134,097	180,306	27.1	179,802	32.4	142,926	32.9
Adjustment:
Equity-settled share-based payment expense	14,476	19,465	2.9	5,204	0.9	—	—
Adjusted EBITDA	148,573	199,771	30.1	185,006	33.3	142,926	32.9

The translation of Singapore Dollar amounts into U.S. Dollar amounts for the consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3446 to US$1.00, the approximate rate of exchange on December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into U.S. Dollars at that or any other rate.

B.	Liquidity and Capital Resources.
Capital Resources
Our primary sources of liquidity are cash flows generated from operating activities and borrowings under our credit facilities. As of December 31, 2022, we had S$389.1 million (US$289.4 million) of cash and cash equivalents, S$6.6 million (US$4.9 million) of fixed deposits, S$0.6 million (US$0.4 million) of pledged deposits, and undrawn revolving credit facility of S$25.7 million (US$19.1 million) with a financial institution.
We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia, the Philippines and the PRC, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”
Our cash needs are primarily for the funding of capital expenditures and working capital.
We incur capital expenditures primarily out of Singapore and for the expansion of offices, including for fixtures and furnishings for both new offices and existing offices. During the years ended December 31, 2020, 2021 and 2022, we incurred capital expenditures of S$18.2 million, S$23.3 million and S$25.2 million, respectively. We principally fund our capital expenditures through internally generated cash from operations.
Our primary working capital requirements arise typically from the timing gap between our payroll-related obligations, office and equipment lease, statutory payments and contributions, bills for capital expenditures and the invoicing and collection of fee income from our clients.
We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with our current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. See Note 5 to our audited consolidated financial statements included elsewhere in this annual report. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or issue equity to finance any such acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facilities, we may be subject to additional contractual restrictions on our business and exposed to interest fluctuations in the financial market.

Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31,
	2022	2021	2020

	(S$ in thousands)
Net cash from operating activities (1)	164,551	103,825	130,484
Net cash used in investing activities (1)	(29,669)	(44,139)	(23,682)
Net cash used in financing activities	(50,451)	199,644	(83,274)

Net increase in cash and cash equivalents	84,431	259,330	23,528
Effect of exchange rate changes on balance of cash held in foreign currencies	(8,478)	(5,990)	359
Cash and cash equivalents at the beginning of the period/year	313,147	59,807	35,920
Cash and cash equivalents at the end of the period/year	389,100	313,147	59,807

Note:
(1)
In the unaudited condensed interim consolidated financial statements contained in our Form 6-K dated March 7, 2023, net cash from operating activities was S$165,352,000 while net cash used in investing activities was S$30,469,000, each for the year ended December 31, 2022. In the audited consolidated financial statements included in this annual report on Form 20-F, S$800,000 was reclassified from the “net cash used in investing activities” line item to the “net cash from operating activities” line item.

Net cash from operating activities
Net cash from operating activities in the year ended December 31, 2022 was S$164.6 million (US$122.4 million), primarily comprising profit before income tax of S$142.0 million, adjusted for non-cash
items including depreciation expense of S$39.7 million, equity-settled share-based payment expense of S$19.5 million and interest expense of S$1.9 million, an increase in other payables of S$17.0 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand for workforce and other operating requirements, partially offset by an increase in contract assets of S$12.6 million that was due to an increase in our revenue and a payment of income taxes of S$38.1 million.
Net cash from operating activities in the year ended December 31, 2021 was S$103.8 million, primarily comprising profit before income tax of S$132.1 million, adjusted for non-cash
items including depreciation expense of S$39.9 million, equity-settled share-based payment expense of S$5.2 million and interest expense of S$8.4 million, an increase in other payables of S$4.5 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand for workforce and other operating requirements, partially offset by an increase in trade receivables of S$57.0 million that was due to an increase in our revenue and a payment of income taxes of S$25.7 million.
Net cash from operating activities in the year ended December 31, 2020 was S$130.5 million, primarily comprising profit before income tax of S$107.4 million, adjusted for non-cash
items including depreciation expense of S$33.1 million; a decrease in trade receivables of S$19.1 million primarily due to a shorter collection period of outstanding trade receivables as a result of closer credit controls to cope with the
COVID-19
pandemic situation and an increase in other payables of S$9.5 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand on staffing and other operating requirements, partially offset by an increase in contract assets of S$20.1 million, consisting of unbilled invoices for services performed towards the end of the year, and an increase in other receivables of S$5.0 million related to government grants and credit scheme subsidies in Singapore and deposits paid to landlords and contracts for the lease and fit out of new office space and a payment of income taxes of S$15.5 million.
Net cash used in investing activities
Net cash used in investing activities in the year ended December 31, 2022 was S$29.7 million (US$22.1 million), primarily comprising S$24.4 million for the purchase of plant and equipment, S$4.2 million for the acquisition of a subsidiary and S$3.0 million increase in our investment in financial assets at fair value through profit or loss, partially offset by a net decrease of S$1.7 million in fixed deposit placements.
Net cash used in investing activities in the year ended December 31, 2021 was S$44.1 million, primarily comprising S$20.6 million for the expansion of our office space and S$1.3 million increase in fixed deposit placements, partially offset by a decrease of S$1.9 million in pledged deposits, relating to our credit facility with OCBC.
Net cash used in investing activities in the year ended December 31, 2020 was S$23.7 million, primarily comprising S$17.3 million for the expansion of our office space and S$6.9 million for an increase in fixed deposit placements, relating to our credit facility with OCBC, partially offset by S$0.8 million from repayment of loan from an associate.

Net cash from/used in financing activities
Net cash used in financing activities in the year ended December 31, 2022 was S$50.5 million (US$37.5 million), primarily consisting of S$19.7 million related to the repayment of lease liabilities, S$16.8 million related to the net repayment of bank loans, and S$13.6 million for the repurchase of ADSs as part of the share repurchase program.
Net cash from financing activities in the year ended December 31, 2021 was S$199.6 million, primarily consisting of S$502.4 million proceeds from issuance of new shares, S$252.7 million from the drawdown of bank loans, partially offset by S$276.6 million related to the repayment of bank loans, and $252.0 million related to a distribution to our Founder.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates.
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
We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this annual report. For more information on critical accounting judgments and key sources of estimation uncertainty, see Note 4 of our consolidated financial statements.
Variable non-cash consideration payable to client
Consideration payable to a client is deducted from the transaction price if we do not receive a separate identifiable benefit from the client. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

On September 2, 2022, we entered into a warrant agreement with Airbnb, where we granted Airbnb warrants to purchase up to 490,000 of our ADSs subject to vesting over a fixed number of years, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services we provide to the client under the MSA that commenced on August 1, 2021.
We have assessed and accounted for these warrants in accordance with IFRS 15
Revenue from Contracts with Customers
. We treat these warrants as variable
non-cash
consideration payable to Airbnb. Since IFRS 15 does not prescribe the measurement date of non-cash
consideration, we adopted the date of the warrant agreement to be the measurement date for estimating the fair value of the non-cash
consideration. The fair value of the variable
non-cash
consideration is determined by reference to the share price of the Company on the measurement date and the most likely number of shares that will vest.
At the end of each reporting period, we assess the probabilities of each sales outcome for the relevant tranche being met. The most likely number of shares that will vest depends on the sales outcome with the highest probability of being met. Such assessment includes judgment reflecting our past experience with respect to services provided to Airbnb as well as market trends of the industry that our customer operates in. The fair value of the variable non-cash
consideration payable to Airbnb, measured on a
pro-rata
basis based on the ratio of actual sales earned from Airbnb to the sales target for the tranche, will be recognized as a reduction of revenue.
Accrued revenue
We recognize accrued revenue arising from services performed based on the rate as set up in the agreement and hours incurred at month end. The final billing is subject to discussion and agreement with customers on any fee adjustments based on our achievement of or failure to meet campaign KPI targets (where applicable) and hence, may cause the actual billing to differ from accrued revenue.
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
In determining the fair value of the share awards, the Monte Carlo simulation model was applied. The key assumptions used to determine the fair value of the share awards at the grant dates were as follows:

	2022	2021
Expected volatility	34.8%	29.0%
Expected term	0.54 to 2.54 years	0.45 to 3.45 years
Risk free rate	4.0% - 4.3%	0.1% - 0.9%
Expected dividend yield	Nil	Nil
Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. During the year ended December 31, 2022, we recorded equity-settled share-based payment expenses of S$19.5 million (2021: S$5.2 million, 2020: S$nil).
Valuation of Goodwill and Intangible Assets
In a business combination, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When there are contingent arrangements payable to selling shareholders, we assess whether the arrangement constitutes contingent consideration in a business combination or payment for post-combination services, where payment for post-combination services is expensed in the post-combination period.

The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill based on the expected benefit from the business combination. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired clients, estimated client attrition, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, the actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. If new information obtained within one year from the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
On October 13, 2022, Teledirect Hong Kong Limited (subsequently renamed TDCX (HK) Limited), a company incorporated in Hong Kong, became our wholly-owned subsidiary after we acquired 90% of its issued share capital. We accounted for this transaction as a business combination. As of December 31, 2022, the carrying amount of goodwill and intangible assets relating to this business combination was S$2.9 million.
Unrecognized Deferred Tax Liabilities Related to Investments in Foreign Subsidiaries
We generally plan to indefinitely reinvest the unremitted earnings of overseas subsidiaries, except for those earnings earmarked for repatriation due to the treasury needs of the Group and for those earnings that can be repatriated in a tax-free
manner. As we are able to control the timing of the reversal of these temporary differences and we assess that it is probable that they will not reverse in the foreseeable future, we did not recognize deferred tax liabilities on these temporary differences. As of December 31, 2022, such unrecognized deferred tax liabilities amounted to S$13.2 million (December 31, 2021: S$11.3 million).
Assessment of Whether We Exercise Control over Investees
We assess whether we exercise control over investees based on the framework for assessment of control set out in IFRS 10. We consider various factors including our power over the investees, our exposure or rights to variable returns from our involvement with our investees, and the ability to use our power over the investees to affect the amount of our returns on investment in the investees. If our ownership interest in the investees gave us control over the investees, we would consolidate the investees in our consolidated financial statements. We will reassess our control over the investees whenever there are facts and circumstances indicating the factors have changed.
Recently Issued Accounting Pronouncements
For a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management.
The following table sets forth the names, ages, and positions of our directors and executive officers as of the date of this annual report. The current business address of each of our directors and executive officers is 750D Chai Chee Road,
#06-01/06
ESR BizPark @ Chai Chee, Singapore 469004.

Directors and Executive Officers	Age	Position/Title
Directors:
Laurent Junique	57	Executive Chairman and Chief Executive Officer (CEO)
Chin Tze Neng	55	Chief Financial Officer (CFO) and Executive Director
Edward Goh Kok Hwee	46	Executive Vice President (EVP) Corporate Development and Executive Director
Koh Chia Ling	51	Independent Non-Executive Director
Tan Yee Peng	49	Independent Non-Executive Director

Executive Officers (1) :
Tay Hui Kiang (Angie)	47	Group Chief Operating Officer (COO) and Executive Vice President (EVP) Singapore, Thailand, China, Korea and Taiwan
Byron Joseph Fernandez	46	Group Chief Information Officer (CIO) and Executive Vice President (EVP)
Ricart Valvekens	42	Group Chief Client Solutions Officer (CCSO) and Executive Vice President (EVP) Americas
Lim Chee Gay	53	Group Chief Human Resources Officer (CHRO)
Sophie Jane Chelmick	47	Executive Vice President (EVP) TDCX Europe
Andrew Thomas Cranshaw (Andy)	61	Senior Vice President (SVP) Learning and Development
Pan Sin Michael Shane Yat Thow	42	Senior Vice President (SVP) Digital Innovation

Note:
(1)	Other than directors who are also executive officers.
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
CHIN Tze Neng
joined the Company in May 2005 as the Regional Financial Controller, then became the Group Finance Director before being redesignated as our Chief Financial Officer in April 2021. He is responsible for operational areas of accounting and finance, treasury, taxation, and general insurance matters of the Company. His work also includes managing the budgeting and forecasting of our Company’s financial performance for the board of directors and shareholders’ iteration. Mr. Chin’s initial accounting career was with Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining our Company, Mr. Chin worked at a German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree holder from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated
by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practicing Accountant by the Australian Society of Certified Practicing Accountants on November 30, 1994.

Edward GOH Kok Hwee
has served as our EVP Corporate Development since 2017 and as a director since April 2021. He is responsible for mergers and acquisitions, strategic partnerships, and achieving optimal value creation for the organization. Since 2021, he has oversight on investor relations and corporate communications functions. Prior to joining us in 2017, he worked for Bank Julius Baer as Managing Director Senior Advisor in the investment finance team. He has 15 years of experience in corporate finance, strategy research and credit. Since joining our Company in 2017, Mr. Goh has worked closely with the CEO and other executive officers to enhance ownership structure, create access to funding options, and support expansion plans into new markets. Mr. Goh earned his Bachelor of Business degree from Nanyang Technological University in 2000 and his Master of Business Administration degree from Imperial College, London in 2003. He is also a Chartered Financial Analyst.
KOH Chia Ling
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
TAN Yee Peng
has served as an independent
non-executive
director on our board of directors since September 2021. Amongst others, she also serves as a director on the board of directors of First Sponsor Group Limited, Oiltek International Limited, Vanguard Health Fund Limited, and Singapore Aerospace Manufacturing Pte Ltd. Ms. Tan also previously worked at KPMG LLP as a partner where she led the healthcare and biomedical sciences practice and managed an audit portfolio of numerous entities listed on the Singapore Exchange Securities Trading Limited
(SGX-ST).
Ms. Tan also served as an adjunct associate professor at Nanyang Technological University (Nanyang Business School) from 2009 to 2018. Ms. Tan earned her Bachelor of Accountancy degree, First Class Honours, from Nanyang Technological University in 1995.
Executive Officers
Laurent JUNIQUE
has served as our CEO since 1995. For further information, see “—Directors.”
CHIN Tze Neng
joined our Company in May 2005 as Regional Financial Controller and currently serves as our Chief Financial Officer. For further information, see “—Directors.”
Edward GOH Kok Hwee
has served as our EVP Corporate Development since 2017. For further information, see “—Directors.”
TAY Hui Kiang (Angie)
has been with our Company since 2004. Ms. Tay has served as our EVP since October 2018. Ms. Tay was appointed to the position of Group Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in four countries. She has more than 20 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining us in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Ms. Tay earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is a member in the Total Defence Awards Evaluation Board (2017 to 2024). Ms. Tay is also a member of Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2024).
Byron Joseph FERNANDEZ
has served as our EVP since September 2014 and our Group Chief Information Officer since January 2019. In 2019, his role was expanded to serve as our Chief Information Officer, and he is now responsible for information technology deployments globally. Prior to joining us in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Mr. Fernandez earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Mr. Fernandez is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Mr. Fernandez has over 20 years of experience in the outsourcing industry.
Ricart VALVEKENS
has served as our Chief Client Solutions Officer since 2022, and our EVP since 2015. Prior to joining us, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Mr. Valvekens earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Mr. Valvekens has 15 years of customer experience and outsourcing industry experience.

LIM Chee Gay
joined our Company in 2017 as Chief Human Resources Officer for Malaysia before promoted to Group Chief Human Resources Officer in March 2021. Mr. Lim is a business person and a seasoned ‘C’ Level HR Professional. He has more than 25 years of experience in HR, manufacturing, IT and supply chain, and this varied experience has enabled him to reinvent and transform the HR field during his career. He has managed diverse and large teams globally. He has held management and board positions at a country, regional and global level over the years and is also a well-known global speaker. His key areas of focus include group-level HR transformation, talent acquisition, talent retention, talent development, building the best employer brand, digitized HR processes, data analytics, and strengthening operation excellence in HR for sustainable growth. Before joining TDCX, he was with AIA, Samsung, T-Systems, Astro, and Intel. He has been awarded Southeast Asia HR Icons, Asia Greatest Chief Human Resources Officer (CHRO), Most Influential HR Leader, National HR Leader of the Year and HR Professional of the Year. He is an appointed Adjunct Professor with UNITAR and an advisory panel member for Human Resources Online, SAP Advisory Board, RockBird Media, UNTI University, Management and Science University (MSU), and TAR College University. Mr. Lim obtained his honors degree of Bachelor of Applied Science (Hons) from University Science Malaysia in 1994. He is a qualified Chartered Fellow CIPD, 6 Sigma Black Belt, Lean, Design Thinking, Customer Operations Performance Centre (COPC), Project Management and Associate and Life Management Institute (ALMI).
Sophie Jane CHELMICK
has served as our SVP since October 2018, and our EVP since April 2023. She is responsible for launching the TDCX business in Spain, Romania and Türkiye. She has over 15 years of experience in managing Pan-European customer operations and sites that positively impact business results for clients. She achieves this by building great relationships with her clients at all levels while in parallel building and supporting talented operational teams who consistently produce ambitious sales, productivity and quality results. Prior to joining us in 2018, she worked for CPM International, part of the Omnicom Group as their Business Unit Director for Key European Accounts. She earned her degree from the University of London in 1997 and her post-graduate degree from the University of Aberdeen in 2000. She is also a COPC certified practitioner.
Andrew Thomas CRANSHAW (Andy)
joined our Company as SVP Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of our Company’s training practice as we create a Global Learning and Development culture that will differentiate our Company both as an employer and as a partner for our clients. Mr. Cranshaw is a well-respected educator in customer experience and contact center management and before joining our Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, over 20 of which have been spent in Southeast Asia and has personally delivered hundreds of training programs for Contact Center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.
PAN SIN Michael Shane Yat Thow
joined our Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to SVP for Digital Innovation, where he oversees TDCX’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as AI, augmented and virtual reality, machine learning, finance technology, and internet of things. Mr. Pan Sin sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Mr. Pan Sin also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was also one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Mr. Pan Sin graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007.
There are no family relationships among any of our directors or executive officers.

B.	Compensation.
Compensation of Directors, Executive Officers and Certain Employees
The compensation for each of our executive officers comprises base salary, discretionary bonus, equity-settled share-based compensation, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors, executive officers and certain employees listed in the table contained in “—E. Share ownership” for the year ended December 31, 2022 was S$32.9 million, of which S$19.5 million was equity-settled share-based compensation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Years Ended December 31, 2021 and 2022.” The total amount set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to our directors and executive officers for the year ended December 31, 2022 was S$0.5 million.

Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or permanent residents as prescribed under the Singapore Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident.
Employment Agreements and Indemnification Agreements
Save as disclosed elsewhere in this annual report, none of our directors has entered into service agreements with our Company or any of our subsidiaries that provide for benefits upon termination of employment.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.
Performance Share Plan
On August 26, 2021, we adopted the TDCX Performance Share Plan, or our PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted
basis, which is 7,288,140 shares. To date, we have granted awards of 1,512,961 ADSs under the TDCX Performance Share Plan to certain of our employees, officers, executive directors and consultants.
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
Termination of the Scheme
. The PSP remains in force at the discretion of the PSP Committee, subject to a maximum period of 10 years from the date of adoption. The termination of the scheme shall not affect Class A ordinary shares or ADSs that have been awarded in accordance with the plan, whether or not such shares have vested.

The following table summarizes the awards of Class A ordinary shares (represented by ADSs) granted under the TDCX Performance Share Plan, excluding any Class A ordinary shares that were forfeited or cancelled after the relevant grant dates, for the fiscal year ended December 31, 2022.

Name	Class A Ordinary Shares (Represented by ADSs) Awarded	Exercise Price (US$/Share)	Date of Grant of Award	Date of Expiration
Chin Tze Neng	*	—	November 1, 2021	N/A
Edward Goh Kok Hwee	*	—	November 1, 2021	N/A
Tay Hui Kiang (Angie)	*	—	November 1, 2021	N/A
Byron Joseph Fernandez	*	—	November 1, 2021	N/A
Ricart Valvekens	*	—	November 1, 2021	N/A
Lim Chee Gay	*	—	November 1, 2021	N/A
Sophie Jane Chelmick	*	—	November 1, 2021	N/A
Andrew Thomas Cranshaw (Andy)	*	—	November 1, 2021	N/A
Meera Karmakar	*	—	November 1, 2021	N/A
Pan Sin Michael Shane Yat Thow	*	—	November 1, 2021	N/A
Binjamin Sun	*	—	November 1, 2021	N/A
Wong Ping Soon	*	—	November 1, 2021	N/A
Shetal Doshi	*	—	November 1, 2021	N/A
Antonio Bruno (1)	*	—	November 1, 2021	N/A
Ong Liling, Joyce Valarie	*	—	October 24, 2022	N/A
All directors, executive officers and certain employees as a group	1,396,055	—	—	—

*	Each of these directors, executive officers and certain employees beneficially owns less than 1% of our total outstanding shares as of March 31, 2023.
(1)	Mr. Bruno ceased to be EVP Business Strategy as of August 1, 2022.
In the future, we may expand the PSP to include the award of Class A ordinary shares, ADSs, options or other incentives to include further categories of employees, whether issued out of the ADSs approved for distribution under the PSP or through additional Class A ordinary shares or ADSs reserved for this purpose.

C.	Board Practices.
Board of Directors
Our board of directors consists of five directors, of whom two are independent. Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE.
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

Board Committees
Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under the Corporate Governance Rules of the NYSE. As such, we rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not independent directors, our Audit Committee comprises two members, and our Compensation Committee and our Nominating and Corporate Governance Committee is not comprised entirely of independent directors.
Audit Committee
The Audit Committee comprises Tan Yee Peng and Koh Chia Ling. Ms. Tan is the chair of the Audit Committee. Our board of directors has determined that each member of the Audit Committee satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE and the independence requirements of Rule
10A-3
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

Compensation Committee
The Compensation Committee comprises Laurent Junique and Tan Yee Peng. Mr. Junique is the chair of the Compensation Committee. Our board of directors has determined that Ms. Tan satisfies the independence requirements of Section 303A of the Corporate Governance Rules of the NYSE. Under SEC and NYSE rules, there are heightened independence standards for members of the Compensation Committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, Ms. Tan meets this heightened standard. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. As a member of the Compensation Committee, our CEO may be present at any committee meeting during which his compensation is deliberated upon.
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

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee comprises Laurent Junique and Koh Chia Ling. Mr. Junique is the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists our board of directors in identifying individuals qualified to become members of our board of directors and executive officers consistent with criteria established by our board of directors and in developing our corporate governance principles.
The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board of directors; and

•	developing and recommending to the board our rules governing the board, reviewing and assessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

D.	Employees .
Employees by Geographic Location Providing Services
The following table sets out the number of our total employees by geographic location providing services or conducting operations.

	As of December 31,
	2022	2021	2020
Singapore	1,478	1,454	1,278
The Philippines	6,783	5,750	4,692
Malaysia	5,826	4,201	3,102
Thailand (1)	2,122	2,363	1,633
China	343	390	284
Japan	492	359	295
Others (2)	839	189	67

Total	17,883	14,706	11,351

Notes:
(1)	Data as of December 31, 2021 included 289 employees deployed under our human resource and administration services.
(2)	Includes Hong Kong, Spain, India, Colombia, South Korea, Romania, Australia, Taiwan, Türkiye, Vietnam and Brazil.
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
We hire primarily permanent employees for our campaigns, though we may hire expatriate employees on fixed-term contracts. We do not match employee contract durations to campaign duration and we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.

As of the date of this annual report, our workforce in Spain and Brazil are under the Spanish telemarketing industry’s collective bargaining agreement and the collective bargaining agreement with the Union of Employees of Autonomous Agents of Commerce and in Advisory Companies, Expertise, Information and Research and Companies of Accounting Services Companies respectively.
Retention, Employee Engagement and Compensation
Our dedicated engagement teams operate various employee engagement programs to promote retention. Our retention program begins as early as an employee’s first month with us. All employees go through a two-day
induction program, conducted by our team of engagement champions and human resource business partners. Our induction program is also available online for new employees working from home. The program introduces new hires to our Company’s history, mission, vision and values and promotes the formation of friendships among the new hires. This, in turn, helps to increase employee experiences and retention.
We monitor employee engagement through surveys that are conducted through our Flash Pulse platform, a practice that was started in 2020. We asked two to three questions every two weeks, making it easy to complete, which resulted in a higher participation rate as compared with the previous more comprehensive bi-annual
surveys. The insights from the surveys enable our management to understand and to address concerns of our employees quickly. The increased frequency and the broad range of topics covered over time has provided us with more timely feedback and a comprehensive understanding of our workforce, thus enabling us to develop actionable plans to address any gaps.
We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the
COVID-19
pandemic through online sessions. We also offer free annual health check-ups
and employ psychologists for our content, trust and safety teams to help them deal with the particular stresses of content, trust and safety. We deployed the digital employee assistance program and mental health digital coaching platform to our employees in 2021.
In 2021, we launched our career ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating countries has a dedicated career coach, with whom employees can schedule one-on-one
coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX. In 2022, We launched the Functional Competencies and Career Path program for our employees to be guided on their career development and career progression. These functional competencies will be part of the framework of our existing core values and leadership competencies that will be the framework for our employees to be assessed and develop to progress in their career path in TDCX.
We pay our employees on a fixed salary basis, with additional bonuses and incentive payments depending upon the client and campaign. Benefits include transport allowance, medical insurance, social security, telephone allowance and food and refreshments at our physical offices.
We manage performance development and discussion throughout the year through our continuous performance management and feedback process. This allows employees and their manager to discuss the performance rating and career development regularly.
In August 2021, we adopted the TDCX Performance Share Plan to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the company’s success. It is also to align the interests of employees and executive directors with the interests of the shareholders of the Company.

E.	Share Ownership.
The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule
13d-3
under the Exchange Act, of our ordinary shares, as of March 31, 2023, for:

•	each of our directors, executive officers and certain employees; and

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares or Class B ordinary shares.
The calculations in the table below are based on 144,918,462 ordinary shares issued and outstanding as of March 31, 2023, comprising 21,418,462 Class A ordinary shares (excluding (a) 1,048,812 Class A ordinary shares represented by 1,048,812 ADSs that we repurchased, and (b) 420,000 Class A ordinary shares issued to the depositary for future vesting of warrants granted to a customer) and 123,500,000 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors, Executive Officers and Certain Employees: (1)
Laurent Junique (2)	559,625	123,500,000	85.6	98.3
Chin Tze Neng	*	—	*	*
Edward Goh Kok Hwee	*	—	*	*
Koh Chia Ling	—	—	—	—
Tan Yee Peng	—	—	—	—
Tay Hui Kiang (Angie)	*	—	*	*
Byron Joseph Fernandez	*	—	*	*
Ricart Valvekens	*	—	*	*
Lim Chee Gay	*	—	*	*
Sophie Jane Chelmick	*	—	*	*
Andrew Thomas Cranshaw (Andy)	*	—	*	*
Meera Karmakar	*	—	*	*
Pan Sin Michael Shane Yat Thow	*	—	*	*
Binjamin Sun	*	—	*	*
Wong Ping Soon	*	—	*	*
Shetal Doshi	*	—	*	*
Ong Liling, Joyce Valarie	*	—	*	*
Michael Thomas Cowell	*	—	*	*
Antonio Bruno (3)	*	—	*	*
All of our directors, executive officers and certain employees as a group	899,517	123,500,000	85.8	98.4
Principal:
Transformative Investments Pte Ltd (2)	—	123,500,000	85.2	98.3
Goldman Sachs Asset Management (4)	2,087,213	—	1.4	0.2
Morgan Stanley Entities (5)	1,601,065	—	1.1	0.1
Indus Capital Partners, LLC (6)	1,611,404	—	1.1	0.1
Capital World Investors (7)	1,781,024	—	1.2	0.1
Pendal Group Entities (8)	1,306,500	—	0.9	0.1
Tree Line Advisors (Hong Kong) Ltd. (9)	1,540,000	—	1.1	0.1
Ward Ferry Management (BVI) Ltd (10)	2,981,435	—	2.1	0.2

Notes:
*	Less than 1% of our total outstanding shares on an as converted basis.
†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2023, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2023.

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

(2)
Represents (i) 166,000 Class A ordinary shares directly held by Mr. Junique’s spouse, (ii) 393,625 Class A ordinary shares of the Issuer directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares directly held by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. The registered office of Transformative Investments Pte Ltd is at the Offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(3)	As Mr. Bruno ceased to be EVP Business Strategy as of August 1, 2022, beneficial ownership information for Mr. Bruno is provided based on our internal records as at of August 1, 2022.
(4)
Information is based on a Schedule 13G/A filed with the SEC on February 8, 2023 by Goldman Sachs Asset Management, L.P., together with GS Investments Strategies, LLC, “Goldman Sachs Asset Management.” Goldman Sachs Asset Management reported shared voting power over 1,988,675 ADSs, each representing one Class A ordinary share, and shared dispositive power over 2,087,213 ADSs. The address of Goldman Sachs Asset Management is 200 West Street, New York, NY 10282.

(5)
Information is based on a Schedule 13G/A jointly filed with the SEC on February 10, 2023 by Morgan Stanley and Morgan Stanley Investment Management Company, or Morgan Stanley Entities. Morgan Stanley reported shared voting power over 1,600,658 ADSs, each representing one Class A ordinary share, and shared dispositive power over 1,601,065 ADSs. Morgan Stanley Investment Management Company reported shared voting power over 1,600,658 ADSs, each representing one Class A ordinary share, and shared dispositive power over 1,600,658 ADSs. Morgan Stanley is the parent holding company of Morgan Stanley Investment Management Company and the shares beneficially owned by Morgan Stanley may be deemed to be beneficially owned by Morgan Stanley Investment Management Company, a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley is 1585 Broadway New York, NY 10036. The address of Morgan Stanley Investment Management Company is
#16-01
Capital Square 23 Church Street, Singapore.

(6)
Information is based on a Schedule 13G/A jointly filed with the SEC on February 14, 2023 by Indus Capital Partners, LLC, Indus Select Master Fund, Ltd., James Shannon and Byron Gill. Indus Capital Partners, LLC reported shared voting power over 1,611,404 ADSs, each representing one Class A ordinary share, and shared dispositive power over 1,611,404 ADSs. All of the ADSs are directly owned by advisory clients of Indus Capital Partners, LLC. None of those advisory clients, other than Indus Select Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Class A ordinary shares. James Shannon and Byron Gill are control persons of Indus Capital Partners, LLC and they may be deemed to have beneficial interests in the shares beneficially owned by Indus Capital Partners, LLC. The address of Indus Capital Partners, LLC is 888 Seventh Avenue, 26th Floor, New York, New York 10019, United States of America.

(7)
Information is based on a Schedule 13G filed with the SEC on February 13, 2023 by Capital World Investors. Capital World Investors reported sole voting power over 1,781,024 ADSs, each representing one Class A ordinary share, and sole dispositive power over 1,781,024 ADSs. Capital World Investors, or CWI, is a division of Capital Research and Management Company, or CRMC, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CWI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors.” The address of Capital World Investors is 333 South Hope Street, 55
th
Floor, Los Angeles, California 90071.

(8)
Information is based on a Schedule 13G jointly filed with the SEC on February 15, 2023 by Pendal Group Limited (The Parent Company), JOHCM (Singapore) Pte Limited (A Controlled Undertaking of The Parent Company) and Pendal Institutional Limited (A Controlled Undertaking of The Parent Company). Pendal Group Limited reported sole voting power over 1,306,500 ADSs, each representing one Class A ordinary share, and sole dispositive power over 1,306,500 ADSs. The address of Pendal Group Limited is Level 14, The Chifley Tower 2 Chifley Square, Sydney, 2000, NSW, Australia.

(9)
Information is based on a Form 13F filed with the SEC on February 9, 2023 by Tree Line Advisors (Hong Kong) Ltd. Tree Line Advisors (Hong Kong) Ltd. reported sole voting power over 1,540,000 ADSs, each representing one Class A ordinary share, and sole dispositive power over 1,540,000 ADSs. The address of Tree Line Advisors (Hong Kong) Ltd. is Suite 1707, Two Exchange Square, Central, Hong Kong.

(10)
Information is based on a Form 13F filed with the SEC on February 13, 2023 by Ward Ferry Management (BVI) Ltd. Ward Ferry Management (BVI) Ltd reported sole voting power over 2,981,435 ADSs, each representing one Class A ordinary share, and sole dispositive power over 2,981,435 ADSs. The address of Ward Ferry Management (BVI) Ltd is Suite 2608, Two Exchange Square, Central, Hong Kong.

The following disclosure summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•
FMR LLC reported its percentage ownership of our ADSs, each representing one Class A ordinary share, to be 0.043% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in Amendment No. 3 to a report on Schedule 13G filed with the SEC on February 9, 2023, 10.000% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in a report on Amendment No. 2 to Schedule 13G filed with the SEC on March 10, 2022, 9.999% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the SEC on February 9, 2022 and 10.000% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the SEC on November 10, 2021.

•
JPMorgan Chase & Co. reported its percentage ownership of our ADSs, each representing one Class A ordinary share, to be 2.2% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in Amendment No. 1 to a report on Schedule 13G filed with the SEC on September 8, 2022 and 5.4% (based on the then number of our Class A ordinary shares reported as outstanding at that time) in a report on Schedule 13G filed with the SEC on January 28, 2022.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5.0% of our ordinary shares. As of March 31, 2023, our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary and the beneficial owners described above, we are not aware of any shareholder being a United States citizen or an entity incorporated in the United States as of March 31, 2023. To our knowledge, as of March 31, 2023, none of our directors and executive officers are residents of the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—Memorandum and articles of association.” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.
For certain information as of March 31, 2023 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our Performance Share Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation .
None.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions.
The following disclosure is a description of related party transactions we have entered into since January 1, 2022.
Employment Agreements and Indemnification Agreements
For a description of our other agreements with our board members and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Performance Share Plan
For a description of our Performance Share Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”

Registration Rights Agreement
On September 18, 2021, we entered into a registration rights agreement with our Principal Shareholder, which grants certain registration rights with respect to the Class A Ordinary Shares or ADSs owned by our Principal Shareholder and certain of its affiliates.
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
In the event we decide to pay dividends in the future, subject to the Cayman Companies Act , our board of directors may from time to time declare dividends in any currency to be paid on our ordinary shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of its business.
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
enterprise.
With respect to the Philippines, the board of directors of a Philippine company may only declare dividends out of unrestricted retained earnings. In the case of the payment of stock dividends, the same should be approved by stockholders holding or representing at least two-thirds
(2/3) of the outstanding capital stock of the Philippine company. The foreign exchange necessary to remit dividends, profits, and earnings to an overseas holder of the shares of a Philippine company may be sourced from within the Philippine banking system provided such foreign investment in the shares of the Philippine company has been registered with the Bangko Sentral ng Pilipinas, the central bank of the Philippines. Transfers of the assets of a Philippine company used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer/sale of all or substantially all of the assets of a Philippine company shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

B.	Significant Changes.
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offer and listing details.
Our ADSs have been listed on the NYSE since October 1, 2021 and traded under the symbol “TDCX”. Each ADS represents one Class A ordinary share.

B.	Plan of distribution.
Not applicable.

C.	Markets.
Our ADSs have been listed on the NYSE since October 1, 2021 and traded under the symbol “TDCX”.

D.	Selling shareholders.
Not applicable.

E.	Dilution.
Not applicable.

F.	Expenses of the issue.
Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share capital.
Not applicable.

B.	Memorandum and articles of association.
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
In addition, each Class B ordinary share will automatically and immediately convert into one Class A ordinary share, upon the earlier of:

•	The date that is 15 years from September 30, 2021; and

•	Nine months after the death or permanent disability of Laurent Junique.
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
A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, at least one-third
(1/3) of the votes attaching to all shares of our Company entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural
person, by its duly authorized representative. Advance notice of at least ten clear calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.
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
Issuance of Additional Shares
Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our memorandum and articles of association also authorize our board of directors (or our shareholders, by ordinary resolution) to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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
Liquidation
On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders pro rata in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company incorporated under the Cayman Companies Act with “limited liability,” and under the Cayman Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum and articles of association contain a declaration that the liability of our members is so limited.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid at the specified time are subject to forfeiture.
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
Changes in Capital
Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid-up shares into stock and reconvert the stock into paid up shares of any denomination;

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
Differences in Corporate Law
The Cayman Companies Act is modeled after that of English law but does not follow recent statutory enactments in England. In addition, the Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Cayman Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.
Mergers and Similar Arrangements
The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.
Alternatively, Cayman Islands law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
Shareholders’ Suits
Derivative actions have been brought in the Cayman Islands courts. In principle, the Company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the Company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of our Company when:

•	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the Company are perpetrating a “fraud on the minority.”
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
Directors’ Fiduciary Duties
Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, the actions of a director are presumed to have been taken on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
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
Under our memorandum and articles of association, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, and subject to the rules of the NYSE and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding his or her interest and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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
Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors, or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law does not provide shareholders with any right to put a proposal before a meeting or requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding not less than one-third
of all votes attaching to all issued and outstanding shares of our company to requisition a shareholder’s meeting, in which case our board of directors will be obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders with any other right to put a proposal before a shareholders’ general meeting. As an exempted company in the Cayman Islands, we are not obliged by law to call shareholders’ annual general meetings.
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
Dissolution and Winding Up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up either compulsorily by an order of the courts of the Cayman Islands or voluntarily, by a special resolution of its members or on the occurrence of an event or expiry of period specified in its articles of association, or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Companies Act and our articles of association, our Company may commence winding up upon the passing of a special resolution of our shareholders.
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
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form
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
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market
method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt
organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United
States tax, state or local tax, or
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
Dividends received by individuals and certain other
non-corporate
U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares), which are listed on the NYSE, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.
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

Passive Foreign Investment Company Considerations
For United States federal income tax purposes, a
non-United
States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Based upon our current and expected income and assets (including goodwill) and the market price of our ADSs, we believe we were not a PFIC for the taxable year ended December 31, 2022.
However, no assurance can be given in this regard because the determination of whether we were not or will not become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being a PFIC for the current taxable year or becoming a PFIC for future taxable years.
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
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that certain requirements are met. The mark-to-market
election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The NYSE, where our ADSs are listed, is a qualified exchange for this purpose. In addition, we do not expect the holders of ordinary shares that are not represented by ADSs will be eligible to make a mark-to-market
election. However, we cannot guarantee that our ADSs will continue to be listed and regularly traded on the NYSE. U.S. Holders are advised to consult their tax advisors as to whether the ADSs are considered marketable for these purposes.

If an effective
mark-to-market
election is made with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or ordinary shares held at the end of the taxable year over its adjusted tax basis of such ADSs or ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ADSs or ordinary shares held at the end of the taxable year over the fair market value of such ADSs or ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes an effective
mark-to-market
election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election.
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

I.	Subsidiary Information.
Not applicable.

J.	Annual Report to Security Holders.
Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Quantitative and Qualitative Disclosures About Market Risk
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables, contract assets and other receivables. Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and accordingly we believe credit risk for our cash and cash equivalents is limited. We have adopted procedures in connection with extending credit terms to clients that involve monitoring client credit risk. Credit evaluations are performed on clients requiring credit over a certain amount. Before accepting any new client, we carry out basic research on the background of the new client and assess the potential client’s credit quality. As of December 31, 2022, the net carrying amount of our trade receivables, contract assets and other receivables excluding prepayments was S$88.8 million, S$58.8 million and S$15.3 million, respectively. We maintain allowances against receivables and contract assets. Credit losses and write-offs of accounts receivable balances have historically not been material to our consolidated financial results.
We are also exposed to credit risk indirectly through our investments in two dedicated protected cells as part of our self-insurance coverage, presented in our financial statements as financial assets measured at fair value through profit or loss. Our two cells place cash received from us with a credit-worthy financial institution. As of December 31, 2022, the carrying amount of our financial assets measured at fair value through profit or loss was S$29.8 million.
Foreign Currency Risk
Our major operations are in Singapore, Malaysia, the Philippines, Thailand, China and Japan. Given that transactions occur in various foreign currencies, fluctuation in exchange rates of foreign currencies relative to the Singapore dollar impact our consolidated financial statements.
The sensitivity analysis below includes only significant outstanding foreign currencies denominated monetary items. If the U.S. dollar strengthens/(weakens) by 5% against the relevant functional currencies, profit or loss will increase/(decrease) by:

	For the Year Ended December 31,
	2022	2021	2020
	(S$ in thousands)
U.S. dollar	4,291	3,813	2,815
We also generally try to include foreign currency risk provisions when negotiating our MSAs and/or statements of work that allow us to renegotiate our billing rates if the average of the relevant local currency fluctuates beyond a specified range compared to the average of our client’s specified currency. The contracted range is typically between +/- 1% and +/- 5%. These rate revisions take place periodically, usually at the time of contract.

Interest Rate Risk
Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on us in the current reporting period and future years. As of December 31, 2022, we are not exposed to significant interest rate risk as there are no outstanding interest-bearing liabilities except for the fixed rate lease liabilities.
Liquidity Risk
Liquidity risk is managed by matching the payment and receipt cycle. We aim to maintain sufficient cash and cash equivalents and internally generated cash flows to finance our operations. We minimize liquidity risk by keeping credit lines (including working capital borrowings) available. As of December 31, 2020, 2021 and 2022, our current assets exceeded our current liabilities by S$73.8 million, S$415.3 million and S$499.9 million, respectively. As of December 31, 2022, we have an undrawn revolving credit facility of S$25.7 million with a financial institution.
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
Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Singapore, the Philippines, Malaysia, Thailand and elsewhere where we employ a significant number of employees could also lead to payroll increases, which may adversely affect our results of operations. A high rate of inflation in the future, and specifically wage inflation, may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of revenues if the selling prices of our services do not increase in line with increases in costs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.
Not applicable.

B.	Warrants and Rights.
Not applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Fees and Expenses
What fees and expenses will I be responsible for paying?
JPMorgan Chase Bank, N.A., or JPMorgan, as depositary, registers and delivers the ADSs. Each ADS represents one Class A ordinary shares deposited with the custodian, as agent of the depositary in New York, United States of America. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program or waive fees and expenses for services provided to us by the depositary. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2022, we did not receive any such payments from the depositary bank.
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
PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.
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
We received net proceeds of approximately US$373.7 million from our initial public offering and the full exercise of over-allotment option. In 2022, we have used US$188.0 million or 50.3% of the net proceeds from our initial public offering for the repayment of the total outstanding principal amount of US$188.0 million under the term loan credit facility entered with Credit Suisse AG, Singapore Branch, on March 16, 2021. There is no material change in the use of proceeds as described in our registration statement on Form
F-1.
We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form
F-1.

Item 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures.
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

B.	Management’s Annual Report on Internal Control over Financial Reporting.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in
Rules 13a-15(f) and 15d-15(f) under
the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm.
In accordance with the JOBS Act enacted on April 5, 2012, we qualify as an “emerging growth company,” which entitles us to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Specifically, the JOBS Act defers the requirement to have our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, we are exempted from the requirement to include an auditor attestation report in this Annual Report for so long as we remain an emerging growth company, which may be for as long as five years following our initial registration in the United States.

D.	Changes in Internal Control over Financial Reporting.
Below is a description of changes to internal control over financial reporting that have had, or are reasonably likely to have, a material effect on our internal control over financial reporting during the period covered by this Form
20-F.
Remediation of Previously Existing Material Weaknesses
In the course of preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the PCAOB of the United States. The material weakness identified relates to a lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel and an IT system contractor. We have removed excessive and conflicting rights granted in our IT systems and in some cases where access is required, compensating controls were put in place. We have successfully tested the related internal controls. Therefore, as of December 31, 2022, we have concluded that the material weakness has been remediated.

Item 16.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that none of our independent directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of NYSE.

Our board of directors has determined that Tan Yee Peng, the chair of our audit committee, qualifies as an audit committee financial expert within the meaning of the SEC rules.

Item 16B.	CODE OF ETHICS
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics, that applies to our directors, officers and employees and which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies and standards, such as gifts and hospitality, protection and use of our assets, intellectual property and confidentiality, accuracy of financial reports and other public communications, record keeping, discrimination and harassment, fair dealing, and health and safety. We have filed our code of business conduct and ethics as Exhibit 11.1 of our annual report on Form
20-F
filed with the SEC on April 26, 2022. A copy of our code of business conduct and ethics is available on our website at www.tdcx.com.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, Deloitte & Touche LLP (PCAOB ID No. 1046).

	For the Year Ended December 31,
	2021	2022
	(S$, in thousands)
Audit fees (1)	1,128	944
Total	1,128	944

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Issuer Purchases of ADSs

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS		(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs (1)
March 14, 2022 to March 31, 2022	106,200	US$	12.52 per ADS	106,200	US$	28.7 million
April 1, 2022 to June 30, 2022	587,123	US$	9.37 per ADS	587,123	US$	23.1 million
July 1, 2022 to September 30, 2022	352,489	US$	8.51 per ADS	352,489	US$	20.1 million
October 1, 2022 to December 31, 2022	–		–	–	US$	20.1 million

Note:
(1)
On March 14, 2022, the Company announced that the board of directors had approved a US$30 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. The Company expects to fund repurchases under this program with its existing cash balance. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. All share repurchases are subject to and will be carried out, if at all, in accordance with applicable regulatory requirements.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Item 16G.	CORPORATE GOVERNANCE
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE. We rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE, such that a majority of the directors on our board of directors are not independent directors, our audit committee consists of two members, and our compensation committee is not comprised entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—As a foreign private issuer and “controlled company” within the meaning of the NYSE rules, we are permitted to, and we rely on and intend to continue to rely on exemptions from certain corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.”

Item 16H.	MINE SAFETY DISCLOSURE
Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

Item 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS
Our consolidated financial statements are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit No.	Description of Exhibit

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

2.4 *	Description of Securities

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

8.1 *	List of subsidiaries of TDCX Inc.

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 from our annual report on Form 20-F filed with the SEC on April 20, 2022)

12.1 *	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 *	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 **	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2 **	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 *	Consent of Deloitte & Touche LLP, registered public accounting firm

Exhibit No.	Description of Exhibit

15.2 *	Consent of Maples and Calder (Hong Kong) LLP

15.3 *	Consent of Thanathip & Partners Legal Counsellors Limited

101.INS *	XBRL Instance Document

101.SCH *	XBRL Taxonomy Extension Schema Document

101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
#	Confidential portions of the exhibit have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDCX Inc.

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Executive Chairman and Chief Executive Officer
Date: April 26, 2023

TDCX INC . A ND ITS SUBSIDIARIES (Registration No. 362018 ) CONSOLIDATED FINANCIAL STATEMENTS YEAR S ENDED DECEMBER 31, 2020, 2021 and 2022

TDCX INC. AND ITS SUBSIDIARIES
C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TDCX INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TDCX Inc. and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Convenience Translation
Our audits also comprehended the translation of Singapore Dollar amounts into United States Dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such United States Dollar amounts are presented solely for the convenience of readers outside of Singapore.
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

/s/Deloitte & Touche LLP

Singapore
April
24
, 202
3
We have served as the Group’s auditor since 2019.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	December 31, 2022	December 31, 2022	December 31, 2021
		US$’000	S$’000	S$’000
		(Note 3)
ASSETS
Current assets
Cash and cash equivalents	7	289,380	389,100	313,147
Fixed and pledged deposits	8	4,872	6,551	8,860
Trade receivables	9	66,048	88,808	92,561
Contract assets	10	43,736	58,808	49,365
Other receivables	11	11,814	15,885	13,220
Financial assets measured at fair value through profit or loss	12	22,145	29,776	23,983
Income tax receivable		263	354	17

Total current assets		438,258	589,282	501,153

Non-current assets
Pledged deposits	8	434	584	456
Other receivables	11	3,733	5,019	4,771
Plant and equipment	13	30,710	41,292	39,709
Right-of-use assets	14	26,206	35,236	33,160
Goodwill and intangible assets	15	2,175	2,924	—
Deferred tax assets	21	2,575	3,463	1,943
Investment in an associate		—	—	318

Total non-current assets		65,833	88,518	80,357

Total assets		504,091	677,800	581,510

LIABILITIES AND EQUITY
Current liabilities
Other payables	16	36,980	49,723	39,096
Bank loans	17	—	—	13,847
Lease liabilities	18	13,252	17,818	14,550
Provision for reinstatement cost	19	3,928	5,282	3,663
Income tax payable		12,316	16,560	14,715

Total current liabilities		66,476	89,383	85,871

Non-current liabilities
Bank loans	17	—	—	2,963
Lease liabilities	18	15,353	20,644	21,361
Provision for reinstatement cost	19	2,657	3,572	4,384
Defined benefit obligation	20	1,113	1,497	1,718
Deferred tax liabilities	21	634	852	1,507

Total non-current liabilities		19,757	26,565	31,933

Capital, reserves and non-controlling interests
Share capital	22	14	19	19
Reserves	30	163,313	219,590	227,181
Retained earnings		254,544	342,260	236,486

Equity attributable to owners of the Group		417,871	561,869	463,686
Non-controlling interests		(13)	(17)	20

Total equity		417,858	561,852	463,706

Total liabilities and equity		504,091	677,800	581,510

See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	2022	2022	2021	2020

		US$’000	S$’000	S$’000	S$’000
		(Note 3)
Revenue	2 4	493,916	664,120	555,198	434,723
Employee benefits expense		(324,520)	(436,350)	(339,683)	(257,985)
Depreciation expense		(29,549)	(39,731)	(39,853)	(33,065)
Rental and maintenance expense		(7,422)	(9,980)	(9,832)	(10,603)
Recruitment expense		(10,562)	(14,201)	(10,884)	(8,005)
Transport and travelling expense		(1,217)	(1,637)	(1,461)	(1,504)
Telecommunication and technology expense		(8,792)	(11,822)	(8,826)	(6,305)
Interest expense		(1,440)	(1,936)	(8,414)	(3,058)
Other operating expense		(10,931)	(14,699)	(11,126)	(15,836)
Gain on disposal of a subsidiary		—	—	—	731
Share of profit from an associate		103	139	101	196
Interest income		2,490	3,348	544	594
Other operating income	2 6	3,522	4,736	6,315	7,514

Profit before income tax		105,598	141,987	132,079	107,397
Income tax expenses	2 7	(27,554)	(37,049)	(28,237)	(21,303)

Profit for the year	2 5	78,044	104,938	103,842	86,094
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation		687	924	276	(181)
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(10,734)	(14,432)	(6,500)	717

Total comprehensive income for the year		67,997	91,430	97,618	86,630

Profit attributable to :
- Owners of the Group		78,043	104,936	103,841	86,093
- Non-controlling interests		1	2	1	1

		78,044	104,938	103,842	86,094

Total comprehensive income attributable to :
- Owners of the Group		67,996	91,428	97,617	86,629
- Non-controlling interests		1	2	1	1

		67,997	91,430	97,618	86,630

Basic earnings per share (in US$ or S$)	28	0.54	0.72	0.81	0.70

Diluted earnings per share (in US$ or S$)	28	0.54	0.72	0.81	0.70

Weighted average number of ordinary shares used in computing basic earnings per share	28	145,298,557	145,298,557	128,803,824	123,500,000

Weighted average number of ordinary shares used in computing diluted earnings per share	28	145,298,557	145,298,557	128,830,134	123,500,000

See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital	Reserves (Note 30 )	Retained earnings	Equity attributable to owners of the Group	Non- controlling interests	Total
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Balance at January 1, 2020		*	(20,650)	120,094	99,444	2	99,446
Total comprehensive income for the year:
Profit for the year		—	—	86,093	86,093	1	86,094
Other comprehensive income (loss)		—	717	(181)	536	—	536

Total		—	717	85,912	86,629	1	86,630

Transfer of profits to legal reserve	30	—	90	(90)	—	—	—

Dividends representing transactions with owners recognized directly in equity	29	—	—	(73,545)	(73,545)	—	(73,545)

Balance at December 31, 2020		*	(19,843)	132,371	112,528	3	112,531
Total comprehensive income for the year:
Profit for the year		—	—	103,841	103,841	1	103,842
Other comprehensive income (loss)		—	(6,500)	276	(6,224)	—	(6,224)

Total		—	(6,500)	104,117	97,617	1	97,618

Transfer of profits to legal reserve	30	—	2	(2)	—	—	—

Transaction with owners recognized directly in equity:
Issu ance of share capital for cash	22	19	502,387	—	502,406	—	502,406
Share-based payments expenses	23	—	5,253	—	5,253	—	5,253
Distribution to founder	30	—	(252,747)	—	(252,747)	—	(252,747)
Effects of translation on other reserve	30	—	(1,371)	—	(1,371)	—	(1,371)
Dividend paid to non-controlling interest		—	—	—	—	(176)	(176)

Total		19	253,522	—	253,541	(176)	253,365

Proceeds for capital call on non-fully paid-up share capital		—	—	—	—	192	192

Balance at December 31, 2021		19	227,181	236,486	463,686	20	463,706
Total comprehensive income for the year:
Profit for the year		—	—	104,936	104,936	2	104,938
Other comprehensive (loss) income		—	(14,432)	924	(13,508)	—	(13,508)

Total		—	(14,432)	105,860	91,428	2	91,430

Transfer of profits to legal reserve	30	—	86	(86)	—	—	—

Transaction with owners recognized directly in equity:
Share-based payments expenses	23	—	19,465	—	19,465	—	19,465
Dividend paid to non-controlling interest		—	—	—	—	(39)	(39)
Issuance of shares due to vesting of warrants	22	*	910	—	910	—	910
Repurchase of American Depositary Shares	30	—	(13,620)	—	(13,620)	—	(13,620)

Total		—	6,755	—	6,755	(39)	6,716

Balance at December 31, 2022		19	219,590	342,260	561,869	(17)	561,852

*	Amount is less than S$1,000
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	2022	2022	2021	2020

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Operating activities
Profit before income tax	105,598	141,987	132,079	107,397
Adjustments for:
Depreciation expense	29,549	39,731	39,853	33,065
Gain on early termination of right-of-use assets	—	—	(29)	(171)
Allowance (Reversal of allowance) on trade and other receivables	77	104	(2)	—
Equity-settled share-based payment expense	14,476	19,465	5,204	—
Provision for reinstatement cost	288	387	(7)	—
Bank loan transaction cost	37	50	416	54
Interest income	(2,490)	(3,348)	(544)	(594)
Interest expense	1,440	1,936	8,414	3,058
Retirement benefit service cost	560	753	619	466
Loss on disposal and write - off of plant and equipment	14	18	211	3
Rent concession	—	—	—	(521)
Gain on disposal of a subsidiary	—	—	—	(731)
Share of profit from an associate	(103)	(139)	(101)	(196)
Fair value gain on previously held equity interest	(103)	(139)	—	—

Operating cash flows before movements in working capital	149,343	200,805	186,113	141,830
Trade receivables	504	677	(57,003)	19,099
Contract assets	(9,372)	(12,601)	(4,000)	(20,063)
Other receivables	(4,917)	(6,611)	(672)	(5,007)
Other payables	12,666	17,031	4,542	9,505

Cash generated from operations	148,224	199,301	128,980	145,364
Interest received	2,490	3,348	544	594
Income tax paid	(28,365)	(38,140)	(25,703)	(15,505)
Income tax refunded	31	42	4	31

Net cash from operating activities	122,380	164,551	103,825	130,484

Investing activities
Purchase of plant and equipment (Note A)	(18,196)	(24,466)	(20,648)	(17,332)
Proceeds from sales of plant and equipment	101	136	126	3
Payment for restoration of office	—	—	(428)	—
Placements in fixed deposits	(114)	(154)	(1,255)	(6,865)
Withdrawal of fixed deposits	1,413	1,900	—	—
Increase (Decrease) in pledged deposits	—	—	1,888	(263)
Disposal of a subsidiary	—	—	—	(9)
Repayment from an associate	—	—	—	784
Dividend income from associate	120	161	13	—
Acquisition of subsidiary, net of cash acquired (Note 34)	(3,134)	(4,214)	—	—
Investment in financial assets measured at fair value through profit or loss	(2,255)	(3,032)	(23,835)	—

Net cash used in investing activities	(22,065)	(29,669)	(44,139)	(23,682)

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (cont’d)

	2022	2022	2021	2020

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Financing activities
Dividends paid	(29)	(39)	(176)	(73,545)
Drawdown of bank loan	446	600	252,658	12,000
Distribution to founder	—	—	(252,032)	—
Repayment of lease liabilities	(14,673)	(19,729)	(19,632)	(14,225)
Interest paid	(160)	(215)	(6,847)	(1,424)
Bank loan transaction cost paid	—	—	(361)	—
Repayment of bank loan	(12,977)	(17,449)	(276,564)	(6,080)
Repurchase of American Depositary Shares	(10,129)	(13,620)	—	—
Proceeds from issuance of shares, net of issuance costs	1	1	502,406	—
Proceeds for capital call on non-fully paid-up share capital from non-controlling interests	—	—	192	—

Net cash from (used in) financing activities	(37,521)	(50,451)	199,644	(83,274)

Net increase in cash and cash equivalents	62,794	84,431	259,330	23,528
Effect of foreign exchange rate changes on cash held in foreign currencies	(6,306)	(8,478)	(5,990)	359
Cash and cash equivalents at beginning of year	232,892	313,147	59,807	35,920

Cash and cash equivalents at end of year (Note 7)	289,380	389,100	313,147	59,807

Note A:
During the year, the additions to plant and equipment totaling S$25.2 million (2021: S$23.3 million, 2020: S$18.2 million) comprises paid purchases totaling S$24.4 million (2021: S$20.6 million, 2020: S$17.3 million) and a provision of S$0.8 million (2021: S$2.7 million, 2020: S$0.9 million) for estimated future reinstatement cost relating to office improvements (Note 1
9
).
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL
TDCX Inc. (“TDCX”) is a Company incorporated in Cayman Islands in April 2020 as TDCX Capital Pte Ltd that subsequently changed its name to TDCX Inc. (the “Company”) in January 2021. TDCX and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising sales and digital marketing, omnichannel customer experiences (“CX”) and content, trust and safety.
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
The consolidated financial statements of the Group for the financial year ended December 31, 202
2
 were authorized for issue by the Board of Directors of TDCX on April
24
, 202
3
.

2	ADOPTION OF NEW AND REVISED STANDARDS
New and amended International Financial Reporting Standards (“IFRS”) that are effective for the current year
In 2022, the Group adopted all new and revised IFRS pronouncements that are mandatorily effective and are relevant to its operations. The adoption of these new and revised IFRS pronouncements did not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.
New and revised IFRS Standards in issue but not yet effective
At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective:

Amendments to IFRS 17	Insurance Contracts 1

Amendments to IFRS 10 and International Accounting Standards (“IAS”) 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 1

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 1

Amendments to IAS 8	Definition of Accounting Estimates 1

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1

Amendments to IFRS 16	Lease liability in a Sales and Leaseback 2

Amendments to IAS 1	Classification of Liabilities as Current or Non-current 2

Amendments to IAS 1	Non-current liabilities with Covenants 2

1	Effective for annual periods beginning on or after January 1, 2023, with early application permitted.
2	Effective for annual periods beginning on or after January 1, 2024, with early application permitted.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in the period of initial application.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING – The consolidated financial statements have been prepared in accordance with IFRS issued by International Accounting Standards Board (“IASB”).
The financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2
Share-based Payment
, leasing transactions that are within the scope of IFRS 16

Leases
,
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
GOING CONCERN – The directors have, at the time of approving the financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.
BASIS OF CONSOLIDATION – The consolidated financial statements incorporate the financial statements of the Company and entities (including structure
d
 entities) controlled by the Group and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.
The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

F-1
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling
interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9
Financial Instruments
when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
BUSINESS COMBINATIONS
-
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12
Income Taxes
and IAS 19
Employee Benefits
respectively.

F-1
2

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.
The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in profit or loss.
When a business combination is achieved in stages, the Group’s previously held interests (including joint operations) in the acquired entity are remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.
Goodwill
Goodwill is initially recognised and measured as set out above.
Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.
On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination and recognised separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Amortization is recognized so as to write off the cost of intangible assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Customer relationships	10 years

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are
recognized in profit or loss when the asset is derecognized.
ASSO
CIATE – An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS – Financial assets and financial liabilities are recognized on the statement of financial position when the Group becomes a party to the contractual provisions of the instruments.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value, with original maturities of three months or less.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as of the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.
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
12-month
ECL at the current reporting date.
The Group recognizes an impairment loss or a reversal thereof in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
PLANT AND EQUIPMENT – Plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.
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
IMPAIRMENT OF TANGIBLE ASSETS – At the end of each reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
PROVISIONS – Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease payments included in the measurement of the lease liability comprise:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;

•	The amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
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
Whenever the Group incurs an obligation for costs to dismantle and remove a lease improvement asset and restores the underlying lease assets to their original condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37
Provisions, Contingent Liabilities and Contingent Assets
to the extent that the costs relate to a
right-of-use
asset.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
REVENUE RECOGNITION – Revenue is measured based on the consideration specified in a contract with a customer and recognized as and when control of a service is transferred to a customer.
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
The Group enters into master services agreements and statements of work which set out the details of the work streams for each campaign to be provided to the customers. The work streams are generally capable of being distinct and accounted for as separate performance obligations. Based on the transaction price as set up in the agreement for each performance obligation, the Group will invoice the customers on a monthly basis as each performance obligation is satisfied after agreeing with the customers on any fee adjustments based on whether the Group meets (or fails to meet) certain key performance indicators (where applicable) during that month. The Group recognizes the revenue using the right to invoice practical expedient as the output method because the amount it has the right to invoice corresponds directly with the value to the customer of the Group’s performance completed to date, and any variable consideration would be resolved at the point of billing.
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

•
Omnichannel CX solutions – The Group provides omnichannel CX solutions by providing information about its clients, products and services to their customers. The objective is to help its clients manage their relationships with their customers. This includes technical support for software, consumer electronic devices and telemarketing campaigns. Customer contact occurs through phone call, online chat, SMS, email and a variety of other channels and are typically on general enquiries or after-sales service issue resolution. Each service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•
Sales and digital marketing – The Group provides sales and digital marketing services through contacts made by the Group’s sales and digital marketing agents with the objective to promote and sell the products of its customers. This primarily involves helping the digital advertising platform clients to attract more advertisers and grow their Internet and social media advertising businesses. Each scope of service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•
Content, trust and safety services – These services comprise content monitoring and moderation services, trust and safety services and data annotation services. Content monitoring and moderation service involves the review of content submission for violation of terms of use or non-compliant with the specifications and guidelines provided by clients. Trust and safety services entails Group’s dedicated and trained resources in assisting clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using Group clients’ platforms and tools. Data annotation services provided by the Group serves to support the development of the Group’s clients’ efforts in machine learning and automation initiatives and projects. Revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

•
Other business process services – The Group provides other services comprising workspace through provision of fully equipped and serviced workstations, provision of payroll and human resource administration services to some of its customers and other business processing services. Revenue is recognized over time when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

The value of the service performed is determined based on the hours incurred multiplied by a fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before each billing.
Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.
On September 2, 2022, the Company entered into a warrant agreement with a customer, whereby the Company granted the customer warrants to purchase up to 490,000 of the Company’s
American Depositary Shares (“ADS”) subject to vesting over a fixed number of years, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to the customer under the Master Services Agreement which commenced August 1, 2021. These warrants are accounted for as variable non-cash consideration payable to the customer. The fair value of the variable non-cash consideration payable to the customer is measured by reference to the observable share price of the Company on September 2, 2022. The most likely number of shares that will vest and become exercisable is determined at the end of each reporting period and is used to determine the reduction of revenue which is recognised as the related services are provided to the customer.
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
and IFRS 16
.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest income
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.
GOVERNMENT GRANTS – Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to them and the grants will be received.
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
BORROWING COSTS – All borrowing costs are recognized in profit or loss in the period in which they are incurred.
RETIREMENT BENEFIT COSTS – Payments to defined contribution retirement plan are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.
For defined benefit retirement plan, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out as of each reporting date. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Gains or losses on settlement of a defined benefit plan are recognized when the settlement occurs. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);

•	Net interest expense or income; and

•	Remeasurement.
The Group presents the first two components of defined benefit costs in profit or loss in the line item employee benefits expense. Curtailment gains and losses are accounted for as past service costs.
The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plan.
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE LEAVE ENTITLEMENT – Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.
INCOME TAX – Income tax expense represents the sum of the tax currently payable and deferred tax.
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
A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
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
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SHARE-BASED PAYMENTS – Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based
vesting condition. Details regarding the determination of fair value of equity-settled share-based transaction are set out in Note 2
3
.
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
EARNINGS PER SHARE – The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.
SEGMENT REPORTING – An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Based on an overall evaluation of all facts and circumstances, and after combining operating segments with similar economic characteristics that comply with the aggregation criteria specified in IFRS 8
Operating segments
, the Group has determined that it operates as a single reportable segment. The operating segment’s operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”), who are directors of the Company, to allocate resources and assess its performance.
FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION – The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency). The functional currency of the Company is United States Dollar. The consolidated financial statements of the Group are presented in Singapore Dollar.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
CONVENIENCE TRANSLATION – The translations of Singapore Dollar amounts into United States Dollar amounts for the consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows, and segmental reporting as disclosed in Note 3
2
for the year ended December 31, 2022 are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$
1.3446
to US$1, the approximate rate of exchange a
s of
December 31, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

4	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In applying the Group’s accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments in applying the entity accounting policies
The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the group’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements.
Assessment of Control over Investees
Management assesses whether the Group exercises control over investees based on the framework for assessment of control set out in IFRS 10. Management considers various factors including the Group’s power over the investees, the Group’s exposure or rights to variable returns from its involvement with the investees, and the ability to use the Group’s power over the investees to affect the amount of returns on investment in the investees. If the Group’s ownership interest in the investees gave the Group control over the investees, the investees would be consolidated in the Group’s consolidated financial statements. Management will reassess the Group’s control over the investees whenever there are facts and circumstances indicating the factors have changed.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

(i)	Variable non-cash consideration payable to customer
Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.
On September 2, 2022, the Company entered into a warrant agreement with a customer, where the customer was granted warrants to purchase up to 490,000 of our ADSs subject to vesting over a fixed number of years, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to the client under the Master Services Agreement that commenced on August 1, 2021.
Management has assessed and accounted for these warrants in accordance with IFRS 15
Revenue from Contracts with Customers
. These warrants are treated as variable non-cash consideration payable to the customer. Management has determined the measurement date of the non-cash consideration to be the date of the warrant agreement.
At the end of each reporting period, management assesses the probabilities of each sales outcome for the relevant tranche being met in order to determine the fair value of the variable non-cash consideration. The most likely number of shares that will vest depends on the sales outcome with the highest probability of being met. Such assessment includes judgments reflecting the Group’s past experience with respect to services provided to the customer as well as market trends of the industry that the customer operates in.
The fair value of the variable non-cash consideration is determined by reference to the share price of the Company on the measurement date and the most likely number of shares that will vest. The fair value of the variable non-cash consideration is recognized as a reduction of revenue based on the ratio of the actual sales earned from the customer over the sales target of that tranche.

(ii)	Accrued revenue
The Group recognizes accrued revenue arising from services performed based on the rates set up in the agreement and hours incurred at month end. The final billings are subject to discussion and agreement with customers on any fee adjustments based on whether the company achieves or fails to meet campaign key performance indicator targets (where applicable) and in turn, may cause the actual billing to differ from accrued revenue. The carrying amount of unbilled receivables at the end of the reporting period is disclosed in Note 10 to the financial statements.

(iii)	Share-based payments
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
Details regarding the determination of fair value of equity-settled share-based transaction are set out in Note 23.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i v )	Business Combination
On October 13, 2022, Teledirect Hong Kong Limited (“TDCX HK”, subsequently renamed TDCX (HK) Limited), a company incorporated in Hong Kong, became a wholly-owned subsidiary of the Group after 90 percent of its issued share capital was acquired by the Group.
This transaction was accounted for as a business combination. Significant management judgment is required in estimating the underlying assumptions to be applied in determining the fair values of the identifiable assets acquired and liabilities assumed, including the identification of intangible assets and the fair value of the previously held interest at acquisition date and at end of the reporting period.
The Group engaged an independent valuer to perform a valuation for the purpose of measuring the fair value of the identifiable assets acquired and liabilities assumed at the date of acquisition. Details of the valuation techniques used for measuring the fair value of material assets acquired are set out in Note 34.

(v)	Unrecognized Deferred Tax Liabilities Related to Investments in Foreign Subsidiaries
The Group generally plans to indefinitely reinvest the unremitted earnings of overseas subsidiaries, except for those earnings earmarked for repatriation due to the treasury needs of the Group and for those earnings that can be repatriated in a tax-free manner. As the Group is able to control the timing of the reversal of these temporary differences and management assesses that it is probable that these temporary differences will not reverse in the foreseeable future, deferred tax liabilities were not recognized on these temporary differences. As of December 31, 2022, such unrecognized deferred tax liabilities amounted to S$13.2 million (December 31, 2021: S$11.3 million).

5	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(a)	Categories of financial instruments
The following table sets out the financial instruments as
of
the end of the reporting period:

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Financial assets
Financial assets at amortized cost	500,384	426,620
Financial assets measured at fair value through profit or loss	29,776	23,983

	530,160	450,603

Financial liabilities
Financial liabilities at amortized cost	47,040	53,447
Lease liabilities	38,462	35,911

	85,502	89,358

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
As
of
December 31, 2022, approximately 77% of the Group’s trade receivable
s
arose from 5 customers (2021: approximately 80% of the Group’s trade receivable
s
arose from 3 customers). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
The table below details the credit quality of the Group’s financial assets (excluding cash and cash equivalents) and contract assets, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$’000	S$’000	S$’000
2022
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	88,912	(104)	88,808
Contract assets	10	(a)	Lifetime ECL (Simplified approach)	58,808	—	58,808
Other receivables	11	Performing	12-month ECL	15,341	—	15,341

					(104)

2021
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	92,561	—	92,561
Contract assets	10	(a)	Lifetime ECL (Simplified approach)	49,365	—	49,365
Other receivables	11	Performing	12-month ECL	11,596	—	11,596

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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Interest rate risk management
Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years.
The Group is not exposed to significant interest rate risk as there are no
outstanding interest-bearing liabilities as of December 31, 2022, except for fixed rate lease liabilities.

(iii)	Foreign currency risk management
The Group has operations in different jurisdictions and transacts in various foreign currencies. At the end of reporting periods, the carrying amounts of significant monetary assets and monetary liabilities denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Assets		Liabilities
	2022	2021	2022	2021
	S$’000	S$’000	S$’000	S$’000
United States Dollar	145,714	122,833	59,890	46,566

The sensitivity rate used when reporting foreign currency risk to key management personnel is 5%, which is the change in foreign exchange rate that management deems reasonably possible which will affect outstanding foreign currency denominated monetary items at period end. If the respective Group entities’ functional currencies strengthen/weaken by 5% against the United States Dollar (“USD”), profit or loss will (decrease)/increase by S$4.3 million (2021: S$3.8 million).
The increase in the carrying amount of monetary assets is due to an increase in outstanding trade receivables primarily driven by the increase in revenue. The increase in monetary liabilities denominated in USD is due to the expansion of the Group’s business.

(iv)	Liquidity risk management
Liquidity risk is managed by matching the payment and receipt cycle. The Group maintains sufficient cash and cash equivalents and internally generated cash flows to finance its operations. The Group mitigates liquidity risk by maintaining some standby credit lines available.
The Group has access to financing facilities of which S$25.7 million (2021: S$21.9 million) were unused at the reporting date.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Weighted average interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Adjustment	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2022
Non-interest bearing	—	47,040	—	—	—	47,040	—	47,040
Lease liabilities (fixed rate)	1.48% to 9.75%	19,869	19,706	3,667	—	43,242	(4,780)	38,462

December 31, 2021
Non-interest bearing	—	36,637	—	—	—	36,637	—	36,637
Variable interest rate instruments	1.7% to 3.3%	12,091	—	—	—	12,091	—	12,091
Fixed interest rate Instruments	2.5% to 4.85%	1,837	2,317	747	—	4,901	(182)	4,719
Lease liabilities (fixed rate)	1.6% to 8.8%	15,884	19,210	3,104	—	38,198	(2,287)	35,911

Non-derivative
financial assets
All
non-derivative
financial assets of the Group as of December 31, 2022 and 2021 are repayable on demand or due within one year from the end of the reporting period. They are non-interest
bearing, except for fixed deposits as disclosed in Note 8.

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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	REMUNERATION OF KEY MANAGEMENT PERSONNEL
The remuneration of directors and other members of key management personnel during the years were as follows:

	2022	2021	2020
	S$’000	S$’000	S$’000
Short-term employee benefits	11,677	11,575	7,606
Post-employment benefits	440	352	287
Equity-settled share-based payment expenses	18,848	5,059	—
Directors’ fees	171	42	—

	31,136	17,028	7,893

Other than remuneration of directors and other members of key management personnel as disclosed above, no related party transactions occurred during the year.

7	CASH AND CASH EQUIVALENTS

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Cash on hand	18	18
Cash at bank	113,847	290,597
Fixed deposits	275,235	22,532

	389,100	313,147

Fixed deposits bear interest at an effective interest rate of 2.5% to 5.0% (2021: 1.5% to 1.8%) per annum and for tenure ranging from 7 days to 30 days (2021: 7 days to 30 days).

8	FIXED AND PLEDGED DEPOSITS

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Fixed deposits	6,551	6,960
Pledged deposits	584	2,356

	7,135	9,316

Analysed as:
Current	6,551	8,860
Non-current	584	456

	7,135	9,316

Fixed deposits bear interest at an effective interest rate of 1.65% to 1.80% (2021: 1.65% to 1.85%) per annum and for tenure ranging from 180 days to 365 days (2021: 180 days to 365 days).
The Group pledged deposits of S$Nil (2021: S$1.9 million) to a financial institution for securing of bank loans (Note 1
7
). The remaining pledged deposits relate to deposits placed to comply with the local regulations of subsidiaries. Pledged deposits approximate fair value at the end of reporting period.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Outside parties	88,808	92,561

The credit period on rendering of service to outside parties is 30 to 60 days (2021: 30 to 90 days). No interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 5% to 18% per annum (2021: 12% to 15% per annum) on the outstanding balance.
Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The ECL on trade receivables is estimated using an allowance matrix by reference to past default experience of the debtors and an analysis of the debtors’ current financial position, adjusted for factors that are specific to the debtors, and where relevant, general economic conditions of the industry in which the debtors operate.
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

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2022
Estimated total gross carrying amount at default:
Outside parties	55,716	32,007	811	370	8	88,912
Expected credit loss	—	—	—	(96)	(8)	(104)

	55,716	32,007	811	274	—	88,808

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2021
Estimated total gross carrying amount at default:
Outside parties	78,735	10,556	3,259	10	1	92,561
Expected credit loss	—	—	—	—	—	—

	78,735	10,556	3,259	10	1	92,561

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	CONTRACT ASSETS

	December 31, 2022	December 31, 2021	January 1, 2021
	S$’000	S$’000	S$’000
Unbilled receivables	58,808	49,365	46,842

Unbilled receivables are balances owed by the customers that arise from services performed. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer. Contract assets increased by S$
9.4
 million (2021: S$
2.5
million) due to the expansion of business.
Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry in which the customers operate in. None of the amounts due from customers at the end of the reporting period is past due and management has considered the amount to have low credit risk.

11	OTHER RECEIVABLES

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Prepayments	5,563	6,395
Deposits	9,186	7,476
Others	6,155	4,120

	20,904	17,991

Analysed as:
Current	15,885	13,220
Non-current	5,019	4,771

	20,904	17,991

Non-current
other receivables relate to refundable deposits for office tenancies and utilities that are non-interest
bearing and are
refundable
in years 2024 to 2027 (2021: 2023 to 2026).
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Financial assets measured at fair value through profit or loss	29,776	23,983

On September 27, 2021, the Company entered into an arrangement with Mangrove Insurance Guernsey PCC Limited (“Mangrove”), a protected cell company, where the Company subscribed for 17,742,500 fully-paid redeemable preference shares with discretionary dividends of two dedicated protected cells of Mangrove at US$1 each. Under the arrangement, these cells are created to provide insurance to directors and officers of the Group
.
 No related claims were filed during 2021 and 2022. There were no outstanding potential claims as of December 31, 2021 and December 31, 2022. The Company has, at its discretion, the option to redeem the preference shares at any time for cash amounting to the sum of the net asset value of the cells on the redemption date. The subscribed redeemable preference shares are classified as financial assets measured at fair value through profit or loss, as (i) they give the Company the contractual right to receive cash when either the Company redeems the preference shares, or the cells have to reimburse the Company for claims covered by the insurance policies; and (ii) the contractual terms of the redeemable preference shares do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By virtue of the Company not having any right to direct the investment strategy of the protected cell company, and the management having determined that the Company does not have control over the cells, the cells are not consolidated as part of the Group.
A
t
 the end of the reporting period, the fair value measurement for the cells are classified within Level 2 of the fair value hierarchy as the net asset value mainly consist of cash at bank. There were no transfers between different levels during the year.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and fittings	Office equipment and software	Equipment-in- progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
Cost:
At January 1, 2021	38,713	8,798	38,186	6,112	91,809
Additions	5,574	1,534	5,189	11,026	23,323
Reclassification	7,668	955	7,979	(16,602)	—
Disposals	(1,941)	(650)	(1,589)	(1)	(4,181)
Written off	(1,558)	(564)	(2,833)	—	(4,955)
Currency alignment	(1,563)	(370)	(1,456)	(60)	(3,449)

At December 31, 2021	46,893	9,703	45,476	475	102,547
Additions	8,060	2,649	13,232	1,304	25,245
Acquired on acquisition of a subsidiary	263	165	293	—	721
Reclassification	—	106	82	(188)	—
Disposals	(260)	(22)	(751)	—	(1,033)
Written off	(133)	(2)	(1,271)	—	(1,406)
Currency alignment	(3,393)	(704)	(3,465)	(91)	(7,653)

At December 31, 2022	51,430	11,895	53,596	1,500	118,421

Accumulated depreciation:
At January 1, 2021	23,841	4,005	23,382	—	51,228
Depreciation for the year	10,918	1,858	9,309	—	22,085
Disposals	(1,832)	(602)	(1,468)	—	(3,902)
Written off	(1,424)	(561)	(2,817)	—	(4,802)
Currency alignment	(834)	(162)	(775)	—	(1,771)

At December 31, 2021	30,669	4,538	27,631	—	62,838
Depreciation for the year	8,879	2,115	9,982	—	20,976
Disposals	(225)	(18)	(653)	—	(896)
Written off	(116)	(2)	(1,271)	—	(1,389)
Currency alignment	(2,048)	(336)	(2,016)	—	(4,400)

At December 31, 2022	37,159	6,297	33,673	—	77,129

Carrying amount:
At December 31, 2021	16,224	5,165	17,845	475	39,709

At December 31, 2022	14,271	5,598	19,923	1,500	41,292

At December 31, 2022, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$0.4 million (2021: S$0.8 million).

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

Office space
S$’000
Cost:
At January 1, 2021	53,286
Additions	6,863
Expired and early termination	(1,902)
Lease modification	16,128
Currency alignment	(2,365)

At December 31, 2021	72,010
Additions	15,973
Acquired on acquisition of a subsidiary	165
Expired	(2,373)
Lease modification	6,914
Currency alignment	(5,016)

At December 31, 2022	87,673

Accumulated depreciation:
At January 1, 2021	24,065
Depreciation for the year	17,768
Expired and early termination	(1,902)
Currency alignment	(1,081)

At December 31, 2021	38,850
Depreciation for the year	18,755
Expired	(2,373)
Currency alignment	(2,795)

At December 31, 2022	52,437

Carrying amount:
At December 31, 2021	33,160

At December 31, 2022	35,236

Amount recognized in profit and loss

	2022	2021	2020
	S$’000	S$’000	S$’000
Depreciation expense on right-of-use assets	18,755	17,768	14,018
Interest expense on lease liabilities (Note 2 5 )	1,554	1,529	1,559
Expenses relating to lease of low value assets	4,243	3,562	2,027

The Group leases office space with lease term ranging from 1 to 5 years.
During the year ended
December 31, 2022, the total cash outflow for leases amount to S$19.7 million (2021: S$19.6 million, 2020: S$14.2 million).

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	GOODWILL AND INTANGIBLE ASSETS

	Goodwill	Customer relationship s	Total
	S$’000	S$’000	S$’000
Cost:
At 1 January 2022	—	—	—
Recognition on acquisition of subsidiary	1,057	1,867	2,924

At 31 December 2022	1,057	1,867	2,924

Carrying amount:
At 1 January 2022	—	—	—
At 31 December 2022	1,057	1,867	2,924

Goodwill of S$1,057,000 arose when TDCX (HK) Limited was acquired by the Group in October 2022.
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
The goodwill was allocated to TDCX HK as a cash-generating unit (“CGU”). The recoverable amount of TDCX HK as a cash-generating unit was determined based on a value in use calculation which used a five-year cash flow projection. Management estimated discount rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The pre-tax discount rate used to discount the forecast cash flows was

12.3
%.
The key assumptions used by management in preparing the cash flow projection for the initial five-year period were as follows:

-	Forecast sales growth rates
Forecast sales growth rates between 7.0% and 9.5% applied are based on past experience adjusted for sales/market trends and the strategic decisions for TDCX HK.

-	Operating profits
Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes in operating expenses. Operating margins between 2.5% and 6.3% were applied.
Cash flows beyond that five-year period have been extrapolated using a steady 5 per cent per annum growth rate. This growth rate does not exceed the long-term average growth rate for the industry.
The steady growth rate of 5 per cent was estimated based on past performance of the cash-generating unit and expectations of the industry.
Sensitivity analysis
The Group has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for each of the group of CGUs to which goodwill is allocated. The management believe that any reasonably possible change in the key assumptions on which the recoverable amount of the TDCX HK CGU is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

16	OTHER PAYABLES

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Outside parties	47,040	36,547
Deferred grant income	2,375	2,459
Others	308	90

	49,723	39,096

The average credit period on payables is 7 to 60 days (2021: 30 days). Interest is charged ranging from 0% to 18% per annum (2021: 0% to 15%) on the overdue ba lan
ce.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	BANK LOANS

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Secured - at amortized cost:
Bank loans	—	16,810

Analysed between:
Current portion
Within 1 year	—	13,847
Non-current portion
Within 2 to 5 years	—	2,963

	—	16,810

Interest payable (included in bank loans)	—	24

(i)	Facility I:
On September 18, 2018, TDCX SG entered into a financing facility with a financial institution lender and drew down a loan with principal amount of S$30.4 million. The facility bears an interest rate of 3% over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The bank loan is denominated in Singapore Dollars with 20 equal quarterly repayments commencing on January 17, 2019 and matures on October 17, 2023. This financing facility was refinanced on April 29, 2019 as described below.
On April 29, 2019, TDCX SG entered into a revised credit facility with the financial institution lender to provide for borrowings in an aggregate amount of S$56.5 million that includes a S$7.6 million interest rate derivatives facility, a S$20.0 million advance facility, a S$27.4 million refinancing facility and a S$1.5 million banker’s guarantee. On October 1, 2019, this revised credit facility was further amended to, among other things, provide for a S$5.0 million foreign exchange facility and reduce the S$7.6 million interest rate derivatives facility to S$3.5 million. During the year ended December 31, 2020, TDCX SG has made repayments of S$6.0 million.
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
During the year ended December 31, 2021, TDCX SG has made repayments of S$1.5 million of the MSAF. The MSAF bears an interest rate of 1.25% per annum over the prevailing cost of funds for the financial institution lender (as determined by the financial institution lender). The MSAF is repayable on demand at the discretion of the financial institution lender.
During the year ended December 31, 2022, TDCX SG fully repaid the MSAF.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Facility II:
On April 30, 2020, TDCX SG entered into a temporary bridging loan agreement with the same financial institution lender and subsequently on July 30, 2020, TDCX SG drew down a principal amount of S$5.0 million. The facility bears an interest rate of 2.5% per annum. The bank loan is denominated in Singapore Dollar with 53 equal monthly repayments commencing on March 1, 2021 and matures on August 1, 2025. During the year ended December 31, 2021, TDCX SG has made repayments of S$0.9 million. TDCX SG fully repaid the loan during the year ended December 31, 2022.
The bank loans under Facility I and Facility II are secured by:

(a)	Guarantee from TDCXH;

(b)	Charge over a subsidiary’s pledged bank deposits; and

(c)	Corporate guarantee from the Company.
The bank loans contain financial covenants which require TDCXH and TDCX SG to maintain the following:

(a)	TDCX SG’s tangible net worth of not less than S$25 million;

(b)	A ratio of TDCX SG’s total indebtedness to tangible net worth of not more than 2.0 times;

(c)	A ratio of the Group’s consolidated total net debt to EBITDA of not more than 2.0 times;

(d)	The Group’s consolidated debt service coverage ratio of not less than 2 times;

(e)	TDCXH’s consolidated tangible net worth of not less than S$42 million; and

(f)	TDCXH’s consolidated debt service coverage ratio of not less than 3 times.
No bank loans were outstanding at the end of the reporting period.

(iii)	Facility III:
On August 30, 2019, a wholly-owned subsidiary in China entered into a credit letter agreement with a third-party financial institution. The credit letter agreement provides for a revolving credit line in an aggregate amount of S$2.5 million (12 million Chinese Yuan (“CNY”)). While the term of this agreement is not defined therein, the term of each withdrawal thereunder is no more than six months. The annual interest rate is the applicable one-year
loan prime rate plus 1%. During the year ended December 31, 2021, the subsidiary drew down a loan of S$0.6 million (CNY3 million) from the revolving credit facility. The subsidiary repaid the loan in January 2022. In April 2022, the subsidiary drew down a loan of S$0.6 million (CNY3 million) from the revolving credit facility and subsequently repaid the loan in full in October 2022.
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
On March 23, 2021, TDCX acquired 100% of TDCX KY from the Founder. As part of this transaction, TDCX entered into a term loan credit facility agreement with a third-party financial institution on March 16, 2021. The credit facility provided for borrowings in an aggregate amount of US$188 million. Contemporaneous with TDCX’s acquisition of the Founder’s shareholder interests in TDCX KY, TDCX drew upon the credit facility on March 23, 2021 and subsequently distributed all S$252 million (US$188 million) of the proceeds to the Founder (the “2021 Loan”). The 2021 Loan carried interest rate of 3.15% above
3-month
London interbank offered rate (“LIBOR”) for the first 18 months and 3.45% above
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

	Bank loans	Lease liabilities (Note 1 8 )
	S$’000	S$’000
At January 1, 2021	40,306	32,487
Financing cash flow	(31,114)	(19,632)
Bank loan transaction cost	416	—
Non-cash changes:
- Accrued interest	6,666	1,529
- Additions to lease liabilities	—	6,863
- Lease modification	—	16,099
- Currency alignment	536	(1,435)

At December 31, 2021	16,810	35,911
Financing cash flow	(17,057)	(19,729)
Bank loan transaction cost	50	—
Non-cash changes:
- Accrued interest	170	1,554
- Additions to lease liabilities	—	16,116
- Lease modification	—	6,914
- Acquired on acquisition of a subsidiary	—	176

- Currency alignment	27	(2,480)

At December 31, 2022	—	38,462

1 8	LEASE LIABILITIES

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	17,818	14,550
Amounts due for settlement after 12 months and not later than 5 years	20,644	21,361

	38,462	35,911

The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored by the Group’s management. Lease liabilities approximate fair value as of end of reporting period.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 9	PROVISION FOR REINSTATEMENT COST

	December 31, 2022	December 31, 2021
	S$’000	S$’000
At beginning of year	8,047	6,069
Additions	802	2,673
Acquired on acquisition of a subsidiary	111	—
Accretion, recognized in finance cost	136	158
Payment for reinstatement	—	(428)
Currency alignment	(242)	(425)

At end of year	8,854	8,047

Analyzed as:
Current	5,282	3,663
Non-current	3,572	4,384

	8,854	8,047

The provision is made based on management’s best estimate for the reinstatement cost for its leasehold improvements, taking into account recent quotes received from contractors. The provision is recognized as an addition to leasehold improvements (Note 13) and is depreciated over its estimated useful lives.

20	DEFINED BENEFIT OBLIGATION
A subsidiary in the Philippines is a participant in an unfunded, non-contributory
defined benefit multi-employer retirement plan. The subsidiary provides for a defined benefit plan for all qualifying employees. The normal retirement shall accrue to the employee upon reaching retirement age of 60 with at least 5 years of credited service. All employee
s
 may retire early with the consent of the subsidiary upon reaching the age of 50 and ha ving
completed at least 10 years of credited service.
A subsidiary in Thailand has obligations in respect of the severance payments they must make to employees upon retirement under labour law. The subsidiary treats these severance payment obligations as a defined benefit plan.

2 1	DEFERRED TAX ASSETS/LIABILITIES

	December 31, 2022	December 31, 2021
	S$’000	S$’000
Deferred tax assets	3,463	1,943
Deferred tax liabilities	(852)	(1,507)

	2,611	436

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following are the major deferred tax liabilities and assets recognized by the Group:

Deferred tax asset (net)	Provisions	T ax depreciation	Undistributed earnings	Others	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
At January 1, 2021	1,078	34	—	339	1,451
Credit (charge) to profit or loss (Note 27)	46	(158)	(1,402)	—	(1,514)
Over ( U nder ) provision in prior years (Note 27)	707	(109)	—	—	598
Currency alignment	(81)	(40)	—	22	(99)

At December 31, 2021	1,750	(273)	(1,402)	361	436
(Charge) credit to profit or loss (Note 27)	(116)	475	874	411	1,644
Over (Under) provision in prior years (Note 27)	1,070	(36)	—	—	1,034
Acquired on acquisition of a subsidiary (Note 34)	—	—	—	(317)	(317)
Currency alignment	(235)	4	—	45	(186)

At December 31, 2022	2,469	170	(528)	500	2,611

As of December 31, 2022, the Group’s undistributed earnings from certain
non-U.S.
subsidiaries were not indefinitely reinvested. Accordingly, the Group recorded a deferred tax liability of S$0.5 million (2021:S$1.4 million) for the estimated taxes associated with the repatriation of these earnings. No deferred tax liability is recognized on temporary differences of S$13.2 million (2021: S$11.3 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future. Temporary differences arising in connection with interests in associates are insignificant.

22	SHARE CAPITAL

	Class A	Class B	Undesignated	Total
Number of shares issued and fully paid:
At January 1, 2021	—	—	123,500,000	123,500,000
Re-designation	—	123,500,000	(123,500,000)	—
Issuance of shares	22,262,800	—	—	22,262,800

At December 31, 2021	22,262,800	123,500,000	—	145,762,800
Issuance of shares	624,474	—	—	624,474

At December 31, 2022	22,887,274	123,500,000	—	146,387,274

Number of shares authorized:
At December 31, 2021	50,000,000	200,000,000	250,000,000	500,000,000
At December 31, 2022	50,000,000	200,000,000	250,000,000	500,000,000

	Class A	Class B	Undesignated	Total
	S$’000	S$’000	S$’000	S$’000
Amount of outstanding shares issued:
At December 31, 2021	3	16	—	19
At December 31, 2022	3	16	—	19

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 21, 2021, the Company completed the following transactions which resulted in the increase in number of issued ordinary shares from one ordinary share to 123,500,000 ordinary shares:

(i)	A share split pursuant to which the one ordinary share was sub-divided into 10,000 ordinary shares; and

(ii)	An issuance of additional 123,490,000 ordinary shares for a nominal consideration of S$19,466 (US$12,349). Such issuance was accounted for as a share split.
All references in the accompanying financial statements and related notes to the number of ordinary shares and per share data have been revised on a retroactive basis for all periods presented to reflect the effect of the above transactions.
On September 7, 2021, TDCX Inc. filed a registration statement on Form
F-1
with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its ADSs representing Class A ordinary shares. The registration statement for listing its ADSs in the New York Stock Exchange was declared effective on September 30, 2021. 19,358,957 ADSs were sold in this offering, with each ADS representing one Class A ordinary share. The public offering price was US$18 per ADS. On October 5, 2021, the Company issued 19,358,957 Class A ordinary shares for this capital increase. On October 12, 2021, the Company closed its underwritten follow-on
offering of 2,903,843 ADSs, with each ADS representing one Class A ordinary share. The public offering price was US$18 per ADS. The Company issued 2,903,843 Class A ordinary shares for this capital increase. The Class A ordinary shares are fully paid, carries one vote per share and a right to dividends.
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
During the year ended December 31, 2022, 134,474 Class A ordinary shares were issued on vesting of the PSP share awards. In addition, 490,000 Class A ordinary shares were issued for the purpose of satisfying the vesting of warrants granted to a customer. Of this amount, 70,000 ADSs were issued to the customer due to the vesting of 70,000 warrants during the year. The remaining 420,000
ADSs held by the share depositary do not carry voting rights and entitlement to participate in dividends. 1,048,812 ADSs repurchased during the year ended December 31, 2022 (see Note 30) were included in the number of shares issued and fully paid as of December 31, 2022.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	SHARE-BASED PAYMENTS
During the years ended December 31, 2021 and December 31, 2022, the Group had the following share-based payment arrangements. The Group did not have such transactions during 2020.
Performance Share Plan (equity-settled)
On August 26, 2021, the board of directors approved and adopted the Performance Share Plan (the “PSP”) which allows the Group to offer ordinary shares or ADSs to eligible employees, officers, consultants and directors (“participants”) who fulfil certain performance criteria. Under the PSP, the number of ordinary shares or ADSs awarded shall no
t exceed
5.0
% of the total number of issued and outstanding shares of TDCX.
The number of shares granted is calculated in accordance with the performance-based formula. The formula rewards eligible participants to the extent of the Group’s and the individual’s achievement judged against the following measures:

(i)	Adjusted EBITDA

(ii)	Group employee satisfaction score

(iii)	Group customer satisfaction score

(iv)	Total shareholder return
The following represents the activity of the PSP awards during each period:

	2022	2021
Number of share awards
Outstanding at the beginning of the year	1,508,855	—
Granted during the year	4,106	1,508,855
Vested during the year	(134,474)	—
Forfeited during the year	(116,906)	—

Outstanding at the end of the year	1,261,581	1,508,855

The awards granted during the year will vest in four tranches and each tranche has its own performance conditions and vesting period. The weighted average fair value of the share awards at the grant date was
US$7.14 (2021:
U$26.51
).
The awards outstanding at the end of the year had a weighted average remaining contractual life of 1.15 years
(2021: 2.15 years).
The fair value of the shares awards has been measured using a Monte Carlo simulation model.
The inputs into the model are as follows:

	2022	2021
Expected volatility	34.8%	29.0%
Expected term	0.54 to 2.54 years	0.45 to 3.45 years
Risk free rate	4.0% - 4.3%	0.1% - 0.9%
Expected dividend yield	Nil	Nil

Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. The Group recognized expenses of S$19.5 million (2021: S$5.2 million, 2020: S$Nil) during the year in respect of the equity-settled share awards.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	REVENUE

	2022	2021	2020
	S$’000	S$’000	S$’000
Over time
Omnichannel CX solutions	384,184	334,047	273,174
Sales and digital marketing	166,506	114,718	66,235
Content, trust and safety	109,496	103,538	92,452
Other business process services	2,474	2,387	2,380

	662,660	554,690	434,241

At a point in time
Other services	1,460	508	482

	664,120	555,198	434,723

During the year ended December 31, 2022, the Group’s “content monitoring and moderation” services were renamed as “content, trust and safety” services (see Note 35).

2 5	PROFIT FOR THE YEAR
Profit for the year has been arrived at after charging (crediting):

	2022	2021	2020
	S$’000	S$’000	S$’000
Gain on disposal of a subsidiary	—	—	731
Share of profit from an associate	139	101	196
Included in employee benefits expense:
Wages, salaries, bonuses and other benefits	399,995	322,539	249,157
Defined contribution plan	16,021	11,741	8,828
Equity-settled share-based payment expense	19,465	5,204	—
Cash-settled share-based payment expense	869	199	—
Included in interest expense:
Interest on bank loans	170	6,666	1,344
Interest expense on lease liabilities	1,554	1,529	1,559
Accretion on provision for reinstatement cost	136	158	141
Others	76	61	14
Included in other operating expense:
Professional fees	4,646	3,737	6,135
Utilities expense	2,599	2,131	1,953
Foreign exchange (gain) loss — net	(1,716)	(1,375)	1,753
Forfeiture of office lease deposit	—	—	1,094

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 6	OTHER OPERATING INCOME

	2022	2021	2020
	S$’000	S$’000	S$’000
Government grant and credit scheme subsidies	2,935	4,721	6,311
Rent concessions	—	—	521
Interest income from an associate	—	—	55
Gain on early termination of right-of-use assets	—	29	171
Others	1,801	1,565	456

	4,736	6,315	7,514

27	INCOME TAX EXPENSES

	2022	2021	2020
	S$’000	S$’000	S$’000
Income tax:
Current year	37,275	24,862	19,488
Under (Over) provision of prior years	645	(34)	(69)

	37,920	24,828	19,419
Deferred tax:
Current year (Note 21)	(1,644)	1,514	(557)
(Over) Under provision of prior years (Note 21)	(1,034)	(598)	67

	(2,678)	916	(490)
Foreign withholding tax	1,807	2,493	2,374

	37,049	28,237	21,303

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of
17
% (2021:
17
%, 2020:
17
%) to profit before income tax as a result of the following differences:

	2022	2021	2020
	S$’000	S$’000	S$’000
Profit before income tax	141,987	132,079	107,397

Tax at the Singapore income tax rate	24,138	22,453	18,258
Tax effect of expenses that are not deductible in determining taxable profit	11,110	6,504	2,099
Overprovision in prior years	(389)	(632)	(2)
Tax exempt income (Note A)	(7,298)	(6,454)	(2,274)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(710)	15	(45)
Deferred tax asset not recognized	2,001	2,440	1,263
Utilization of tax losses previously not recognized as deferred tax asset	—	—	(364)
(Utilization) Recognition of deferred tax on foreseeable dividends	(910)	1,399	—
Foreign withholding tax	1,807	2,493	2,374
Others (Note B)	7,300	19	(6)

Tax expense for the year	37,049	28,237	21,303

Note A:
Tax exempt income represent income of subsidiaries located in Singapore, Malaysia and Philippines that benefit from tax holiday. Refer to below for additional information on those subsidiaries tax holidays.

Note B:
In 2022, this mainly consists of the effect of a one-off “prosperity tax” enacted by the local government for the Malaysia operations and additional tax incurred by the Philippines operations due to its non-compliance of the work-from-home requirement for the period from April to October 2022.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group entities have unutilized tax losses carry forward available for offsetting against future taxable income as follows:

	2022	2021	2020
	S$’000	S$’000	S$’000
Tax losses carried forward	22,538	20,527	10,957

Deferred tax asset on above unrecorded	6,804	4,803	2,363

No deferred tax asset has been recognized in respect of the tax losses carried forward from certain subsidiaries due to the uncertainty of future profit streams. The realization of the future income tax benefits from tax losses carried forwards is available for an unlimited future period subject to the compliance with conditions imposed by law and the relevant tax authorities.
A subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitles the subsidiary to enjoy customized tax incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. The scheme was extended and customized for 5 years in 2015 and has expired on January 18, 2020. The subsidiary is currently in the process of obtaining the extension from Ministry of Finance and Ministry of International Trade and Industry Malaysia for the period from 2022 onward. The subsidiary has recognized income tax expense.
A subsidiary in Philippines was registered as a PEZA Ecozone Information Technology (Export) Enterprise granted by the Philippine Economic Zone Authority (“PEZA”) which avails the subsidiary to the Income Tax Holiday (“ITH”) for a period o
f
4
years from the commencement of operations at the initial operational site in years 2015 to 2022 (2021: 2015 to 2021). The ITH period can be further extended for up to
2
years
with application to PEZA when stipulated conditions are met.
Had the Group not enjoyed income tax holidays for the years ended December 31, 2020, 2021 and 2022, the increase in income tax expenses and resulting basic and diluted earnings per share amounts would have been as follows:

	2022	2021	2020
	S$’000	S$’000	S$’000
Increase in income tax expenses	3,237	2,102	2,083

	2022	2021	2020
	S$	S$	S$
Basic and diluted earnings per share	0.70	0.79	0.68

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2 8	BASIC AND DILUTED EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	2022	2021	2020
	S$’000	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to owners of the Group)	104,936	103,841	86,093

	2022	2021	2020
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,298,557	128,803,824	123,500,000
Effect of dilutive potential ordinary shares:
Effect of vesting of employee share awards	—	26,310	—

Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,298,557	128,830,134	123,500,000

	2022	2021	2020
	S$	S$	S$
Basic earnings per share	0.72	0.81	0.70

Diluted earnings per share	0.72	0.81	0.70

2 9	DIVIDENDS
In 2020, the company declared
tax-exempt
dividends of S$73.5 million per ordinary share totaling S$73.5 million in respect of the year ended December 31, 2020. No dividends were declared in 2021 and 2022.

30	RESERVES
Reserves comprise of:

(a)	Translation reserves
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
The share-based payment reserves arose from the grant of share awards to employees under the Performance Share Plan (Note 23).

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
As described in
N
ote 2
2
, the Company issued 19,358,957 Class A ordinary shares on October 5, 2021 and 2,903,843 Class A ordinary shares on October 12, 2021. The share premium arising from the issuance of shares, net of share issuance costs has been recorded as other reserve in the Company’s consolidated statement of changes in equity.
On March 14, 2022, the Company announced that the board of directors had approved a US$
30
million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. The Company expects to fund repurchases under this program with its existing cash balance. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.
As of December 31, 2022, a total of 1,048,812 (December 31, 2021:
nil
) ADSs repurchased pursuant to the aforementioned share repurchase program were held in reserves.

31	RESTRICTED NET ASSETS
Some of TDCX’s consolidated subsidiaries have certain restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to the following legal restrictions and financing arrangements:

(1)	PRC legal restrictions permit payments of dividends by TDCX’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations.

(2)	Other legal restrictions for the subsidiaries in PRC and Thailand for the distribution of dividend. Refer to Note 30 (b) for further details.

(3)	Refer to Note 17 for the bank loan covenants for the restrictions.
The balance of restricted net assets TDCX’s consolidated subsidiaries held was less than 25% of its consolidated net assets as of December 31, 2021 and December 31, 2022.

F-5
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	SEGMENTAL REPORTING
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

	2022	2022	2021	2020
	US$’000	S$’000	S$’000	S$’000
Revenue
Omnichannel CX solutions	285,724	384,184	334,047	273,174
Sales and digital marketing	123,833	166,506	114,718	66,235
Content, trust and safety	81,434	109,496	103,538	92,452
Other business process services and other services	2,925	3,934	2,895	2,862

	493,916	664,120	555,198	434,723

Analysis of revenue and carrying amount of
non-current
asset by geography
The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with. Non-current assets below exclude financial instruments and deferred tax assets.

	Revenue				Non-current assets
	2022	2022	2021	2020	December 31, 2022	December 31, 2021
	US$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Singapore	106,453	143,137	143,989	121,062	10,422	11,238
The Philippines	122,716	165,004	144,313	109,268	21,733	24,009
Malaysia	149,655	201,226	145,184	112,976	18,720	8,219
Thailand	66,628	89,588	71,574	54,185	8,742	11,692
Japan	20,095	27,020	30,838	22,759	2,705	5,670
China	12,530	16,848	11,671	11,500	1,133	1,868
Others*	15,839	21,297	7,629	2,973	16,115	10,710

	493,916	664,120	555,198	434,723	79,570	73,406

*	Comprises revenue from Australia, Colombia, Hong Kong, India, Romania, Spain, South Korea, Taiwan, Türkiye and Viet na m.
Information about major customers
During the year, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	2022	2021	2020
	S$’000	S$’000	S$’000
Customer
A	246,281	237,595	160,625
B	120,378	104,629	102,003
C	81,794	62,830	54,585
D	68,037	*	*

	516,490	405,054	317,213

*	Represents less than 10% of the Group’s revenue in 2021 and 2020.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33	COMMITMENTS
Lease commitments for leases of
low-value
assets are as follows:

	2022	2021	2020
	S$’000	S$’000	S$’000
Payable within one year	1,767	2,259	11,233
Payable in the second to fifth year inclusive	1,072	1,419	3,775

	2,839	3,678	15,008

As of December 31, 2022, the Company has an outstanding commitment to donate cash of up to S$
1.0
million (December 31, 2021: $
nil
) to a charitable foundation.

34	ACQUISITION OF SUBSIDIARY
On October 13, 2022, Teledirect Hong Kong Limited (“TDCX HK”, subsequently renamed TDCX (HK) Limited), a company incorporated in Hong Kong, China, became a wholly-owned subsidiary of the Group after 90 percent of its issued share capital was acquired by the Group.
The principal activity of TDCX HK is provision of business process outsourcing services. TDCX HK qualifies as a business as defined in IFRS 3
Business Combinations
. The acquisition enables the Group to better tap into opportunities in Greater China.
The Group’s previously held interest of 10 percent of TDCX HK’s issued share capital (accounted for as investment in associate due to the Group having significant influence) was remeasured to its acquisition-date fair value and the resulting gain or loss was recognized in profit or loss.
The total consideration was paid in cash. Contingent payments of up to $2.2 million are payable upon the satisfaction of certain conditions in 2023, 2024 and 2025. These contingent payments were assessed to be remuneration for post-combination services, and if materialized, will be recognized as remuneration cost.
The amounts recognised in respect of the identifiable assets acquired and liabilities assumed at the date of acquisition measured based on a valuation performed by an independent valuer are as set out in the table below.

On acquisition
S$’000
Current assets
Cash and cash equivalent s	916
Trade receivable s	2,336
Contract assets	115
Other receivables	425
Non-current assets
Plant and equipment	721
Right-of-use assets	165
Other receivables	40
Customer relationships	1,867
Current liabilities
Trade and other payable s	(1,301)
Provision for reinstatement cost	(111)
Lease liabilities	(176)
Income tax payable	(172)
Non-current liability
Deferred tax liability	(317)

Fair value of identifiable assets acquired net of liabilities assumed	4,508

Total consideration transferred	5,130
Fair value of pre-existing interest in the acquiree	435
Less: Fair value of identifiable assets acquired net of liabilities assumed	(4,508)

Goodwill arising on acquisition	1,057

Consideration paid in cash	5,130
Less: Cash and cash equivalent balances acquired	(916)

Net cash outflow arising on acquisition	4,214

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Measurement of fair values
The valuation techniques used for measuring the fair value of material assets acquired were as follows:

Assets acquired	Valuation technique
Customer relationships
Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

The fair value of the financial assets includes trade receivables with a fair value and a gross contractual value of S$2.3 million, none of which are expected to be uncollectible at the date of acquisition.
The goodwill arising from the acquisition is attributable mainly to the skills and technical talent of the acquiree’s workforce, and the synergies expected to be achieved from integrating the acquiree into the Group’s existing business. None of the goodwill is expected to be deductible for income tax purposes.
Acquisition-related costs were not significant. As the impact of this acquisition was not considered significant to the Group’s consolidated financial statements, pro-forma financial information assuming the acquisition had been completed on the first day of the financial year has not been provided. This acquisition’s contribution to the Group’s revenue and profit was not material post-acquisition.

35	RECLASSIFICATIONS
During the year ended December 31, 2022, the Group’s “content monitoring and moderation” services were renamed as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance the Group’s ability to track performance.
Revenue for trust and safety related services that were previously classified under omnichannel CX solutions and other service fees respectively are now reported as content, trust and safety services.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of the above, the prior year presentation was adjusted to reflect such presentation. Refer to the table below for more details.

Revenue	2021	2020
	S$’000	S$’000
Before the change:
Omnichannel CX solutions	346,582	283,427
Sales and digital marketing	114,718	66,235
Content monitoring and moderation	85,890	80,170
Other business process services and other services	8,008	4,891

	555,198	434,723

After the change:
Omnichannel CX solutions	334,047	273,174
Sales and digital marketing	114,718	66,235
Content, trust and safety	103,538	92,452
Other business process services and other services	2,895	2,862

	555,198	434,723

36	EVENTS AFTER THE REPORTING PERIOD
On March 29, 2023, the Company increased its investment in Mangrove by US$17.9 million, funded with existing cash balance. Accordingly, the carrying amount of financial assets measured at fair value through profit or loss (Note 12) increased by the same amount.

F-5
5