Form 20-F
period 2023-12-31
TDCX Inc.
filed 2024-04-29
CIK 1803112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
As of December 31, 2023, there were (i) 23,110,219 Class
A ordinary shares outstanding, par value of US$0.0001 per share and (ii)

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

INTRODUCTION

Conventions Used in this Annual Report

Unless the context provides otherwise, for the purposes of this annual report:

•	“ADR” means American Depositary Receipt;

•	“ADS” means American Depositary Share;

•	“agent” means an FTE, as classified under our employee classification system;

•	“AI” means artificial intelligence;

•	“B2B” means business-to-business;

•	“B2C” means business-to-consumer;

•	“Class A ordinary share” means our Class A ordinary share of par value US$0.0001;

•	“Class B ordinary share” means our Class B ordinary share of par value US$0.0001;

•	“clients” means our corporate clients with whom we have entered into contractual arrangements;

•	“CRM” means customer relationship management;

•	“customers” means the parties with whom we have customer interactions on behalf of our clients;

•	“CX” means customer experience;

•	“Founder” means Mr. Laurent Bernard Marie Junique (Laurent Junique or Mr. Junique), our founder, Executive Chairman and Chief Executive Officer;

•	“FTE” means full-time equivalent employee;

•	“KPI” means key performance indicator;

•	“MSA” means master services agreement;

•	“new economy” means high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth;

•	“NYSE” means the New York Stock Exchange;

•	“Principal Shareholder” means Transformative Investments Pte Ltd;

•	“SOW” means statement of work;

•	“TDCX HPL” means TDCX Holdings Pte. Ltd. (formerly Agorae Pte Ltd);

•	“TDCX KY” means TDCX (KY) Pte Ltd;

•	“TDCX SG” means TDCX (SG) Pte. Ltd. (formerly Teledirect Pte Ltd);

•	“U.S.” and “United States” means the United States of America; and

•	“We,” “us,” “our,” “Company,” “TDCX,” “our Group” and “the Group” mean TDCX Inc. and its subsidiaries, collectively.

Certain metrics presented in this annual report are calculated using internal company data. While we believe these metrics to be reasonable estimates for the applicable period of measurement there are inherent challenges in measuring metrics. In addition, we are continually seeking to improve the estimation and evaluation criteria that we use, and such estimates may change due to improvements or changes in our methodology. References to the average number of employees are to the average headcount at the end of each month over the course of the given period.

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

Basis of Presentation

TDCX Inc. was incorporated in the Cayman Islands on April 16, 2020 and was wholly owned by the Principal Shareholder. The entire interest of the Principal Shareholder is held by a trust that was established for the benefit of our Founder and his family. TDCX Inc. was incorporated to acquire our Founder’s shareholder’s interest in TDCX KY. On December 22, 2020, TDCX KY acquired our Founder’s 100% interest in TDCX HPL. Prior to September 2018, TDCX SG was 60% owned by our Founder and 40% owned by a third party. In September 2018, the remaining 40% of TDCX SG was acquired by TDCX HPL by paying cash in an amount of S$38 million. In January 2019, our Founder reduced his 60% equity interest in TDCX SG through cancellation of his shares in TDCX SG, and TDCX SG became a wholly owned subsidiary of TDCX HPL. On March 23, 2021, TDCX acquired 100% of TDCX KY from our Founder. As TDCX Inc., TDCX KY, TDCX HPL and TDCX SG were under common control of the Founder during all the periods presented, the acquisitions of TDCX SG and TDCX HPL by TDCX KY as well as the acquisition of TDCX KY by TDCX were accounted for in a manner similar to a pooling of interest with assets and liabilities all reflected at their historical amounts in our consolidated financial statements as if the reorganization had always been in place. As such, the consolidated financial statements were prepared as if TDCX had control over TDCX KY, TDCX HPL and TDCX SG for all periods presented. For more information, see Note 1 to our audited consolidated financial statements included elsewhere in this annual report.

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

Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this annual report were made at a rate of S$1.3186 to US$1.00, being the rate in effect as of December 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rates stated below, or at all. On April 23, 2024, the rate was S$1.3613 to US$1.00.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information—D. Risk Factors,” and as follows:

•

The inability to consummate the Merger (as defined in Item 4. Information on the Company—A. History and development of the Company) in the second quarter of 2024 or at all, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement (as defined in Item 4. Information on the Company—A. History and development of the Company);

•

The possible adverse effect on our business, including the diversion of our management’s attention from our ongoing business operations, and the trading price of the ADSs if the Merger is not completed in a timely manner or at all;

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

•

Man-made or natural disasters, pandemics, wars, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, typhoons and other adverse weather and natural conditions that affect our business or assets;

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

PART I

Item 1.	IDENTITY OF DIRECTORS, EXECUTIVE OFFICERS AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Below is a summary of the principal risks we face:

•	Possible adverse effects on our business and the trading price of the ADSs while the Merger Agreement is in effect and if the Merger is not completed in a timely manner or at all.

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

•

The development of new technologies such as generative AI may cause disruption to the industry in which we operate, and could adversely affect our business, financial condition and results of operations.

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

•

Spending on omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.

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

Risks Related to the Merger

On March 1, 2024, we entered into the Merger Agreement pursuant to which, among other things, Merger Sub (as defined in Item 4. Information on the Company—A. History and development of the Company) will merge with and into TDCX Inc., with TDCX Inc. surviving the Merger as the surviving company and becoming a direct wholly-owned subsidiary of our Principal Shareholder as a result of the completion of the Merger. The Merger is currently expected to close in the second quarter of 2024. If completed, the Merger will result in TDCX Inc. becoming a privately-owned company, which will be directly wholly-owned by our Principal Shareholder, its ADSs will no longer be listed on the NYSE, and the ADS program will be terminated. In connection with the proposed Merger, we are subject to certain risks including, but not limited to, those set forth below. For additional information related to the Merger Agreement and the Merger, please refer to the Schedule 13E-3 filed with the SEC on March 8, 2024, as amended.

While the Merger Agreement is in effect, we may be limited in our ability to pursue other business opportunities and we will continue to incur substantial transaction-related costs in connection with the Merger, which may adversely impact our business.

The process of consummating the pending Merger could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations, and financial condition. The Merger Agreement, by its terms, imposes restrictions on our conduct of business prior to the completion of the Merger, which may delay or prevent us from undertaking certain business opportunities that may arise pending the completion of the Merger. In addition, we may be subject to claims and legal actions arising in connection with the Merger, and such claims and legal actions may be expensive to defend, may divert our management’s attention, and may have an adverse impact on our reputation.

It is possible that some clients, suppliers and other persons with whom we have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with us in connection with the pending Merger, which could negatively affect our revenues and earnings, as well as the trading price of our ADSs, regardless of whether the Merger is completed.

We operate in an industry that currently experiences a high level of competition among different companies for qualified and experienced personnel. News of the Merger or any uncertainty relating to the consummation of the Merger may increase the risk that we could experience higher than normal rates of attrition or that we could experience increased difficulty in attracting qualified personnel or incur higher expenses to do so. High levels of attrition among the management and employee personnel necessary to operate our business or difficulties or increased expense incurred to replace any personnel who leave, could materially adversely affect our business or results of operations.

We have also incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. We expect to continue to incur additional costs in connection with the satisfaction of the various conditions to closing. Furthermore, pursuant to the Merger Agreement, we have agreed to keep available cash of at least US$100,000,000 in our bank account, net of issued but uncleared checks and drafts and free of liens, for use by Parent and Merger Sub as a source of funds to pay the aggregate merger consideration. Such costs may be material and could have a material adverse effect on our future results of operations, cash flows and financial condition. In addition to the economic costs associated with the Merger, our management continues to devote substantial time and other resources to the proposed transaction and related matters, which could limit our ability to pursue other business opportunities, including potential expansion capital projects, acquisitions, joint venture activities and other transactions. If we are unable to pursue such other business opportunities, our growth prospects and the long-term strategic position of our business could be adversely affected.

Completion of the Merger is subject to various conditions which, if not satisfied, may cause the Merger not to be completed in a timely manner or at all and subject us to other risks.

It is possible that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived.

If the Merger is not completed, or if there are significant delays in completing the Merger, or an amendment to or termination of the Merger Agreement, we would be subject to several risks, including the following risks:

•	a decline in the trading price of our ADSs due to the fact that the current price reflects a market assumption that the Merger will be completed;

•	we may owe, among other things, a termination fee of US$2.88 million under the terms and conditions of the Merger Agreement;

•	we will have incurred certain significant costs relating to the Merger and neither we nor our shareholders will benefit from the expenses we have incurred in connection with the Merger;

•	the attention of our management will have been diverted to the Merger rather than our own operations and pursuit of other opportunities that could have been beneficial to us; and

•

it may result in negative publicity and/or a negative impression of us in the investment community and may affect our relationship with employees, investors, clients and other partners in the business community.

If the Merger is completed, our ADSs will no longer be publicly traded, and ADS holders will cease to have any ownership interest in the Company and therefore will not be able to realize the potential benefits to the Company of completing the Merger.

The proposed Merger is a going-private transaction. If completed, the Merger will result in TDCX Inc. becoming a privately-owned company which is directly wholly-owned by our Principal Shareholder, its ADSs will no longer be listed on the NYSE, and the ADS program will be terminated. Moreover, because the merger consideration is all cash, following the completion of the Merger, ADS holders will not realize any potential benefits to the Company of the Merger, such as reduced expenses, operational efficiencies, benefits associated with future strategic transactions, improvement in our financial condition, and the elimination of the compliance, insurance, regulatory, and other costs associated with being a public reporting company.

Risks Related to Our Business and Industry

Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the business relationships we have developed with our largest clients, including our ability to retain our clients. In the past we have derived, and as of the date of this annual report, we believe that we will continue to derive, a significant portion of our revenue from our two largest clients, Meta and Airbnb. On a combined basis, these two clients accounted for a total of 61.6%, 55.2% and 47.7% of our revenue for the years ended December 31, 2021, 2022 and 2023, respectively. Our top five clients for each of 2021, 2022 and 2023, on a consolidated basis, accounted for a total of 84.4%, 81.2% and 72.6% of our total revenues in the years ended December 31, 2021, 2022 and 2023, respectively.

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

Our success in implementing our business strategy and global, growth-oriented business model may be adversely affected by other factors within and outside of our control, including, but not limited to, the following factors:

•	size, timing and profitability of significant campaigns or engagements with current or new clients;

•	slowdowns in the industry verticals that our clients are in, such as digital advertising and media, travel and hospitality, technology and others;

•	changes in the volume of work we receive on a full-time equivalent basis from campaigns;

•	the inability to accurately predict and in a timely manner fulfill FTE requirements on our campaigns;

•	changes in global business services demand due to any reason, including changes in laws, regulations or perceptions of outsourcing operations to offshore service providers;

•	the inability to continually improve or adapt to rapid technology changes;

•	adverse changes to our cost structure;

•	our inability to operate and manage a larger operation as we grow our market share and enter into international markets;

•	existing or potential clients’ decisions to stay with other existing service providers or move services we provide in-house;

•	the inability to win new campaigns through competitive bidding processes;

•	the inability to attract qualified employees;

•	the inability to manage foreign exchange fluctuations;

•	operational, financial and legal challenges (including compliance with foreign laws);

•	costs associated with entering new and unfamiliar geographies or commencing significant new campaigns for our current and future clients; and

•	negative press and reputational risks that adversely affect our brand, including similar risks to our industry.

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

The development of new technologies such as generative AI may cause disruption to the industry in which we operate, and could adversely affect our business, financial condition and results of operations.

Emerging technologies such as generative AI may significantly disrupt our industry and business, and reduce business volumes and revenues unless we adapt and deploy these technologies profitably and add new services that profit from these technologies.

Certain of our clients have reported experimenting with these technologies, and as these technologies develop, demand for certain of our services, such as simple, repeatable tasks and less complex work, could decrease, thereby reducing our clients’ spend, which could have a negative impact on our business, financial condition and results of operations.

We currently utilize emerging technologies in our service offerings, and as these technologies evolve, some tasks currently performed by our agents may be replaced by automation, chatbots, AI and generative AI tools. Such emerging technologies may render our service offerings uncompetitive, or even obsolete, and may negatively impact our value and solution proposition to clients. Our failure to innovate, maintain technological competitive advantage, or respond effectively and timely to advancements in new technologies could have an adverse effect on our business, financial condition, and results of operations.

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

Some of our competitors have and, in the future may continue to have, greater financial, human and other resources, longer operating histories in particular regions, greater geographical reach, greater technological expertise and more established relationships with particular clients and prospective clients. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address customer and client needs and reduce operating costs, or enter into similar arrangements with potential clients. Further, trends of consolidation in our industry and among business services competitors may result in new competitors with greater scale, a broader footprint, better technologies and price efficiencies that are attractive to our clients.

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

Our growth strategy relies on our global expansion in order to provide geographic breadth for our current and future clients. This may involve expanding into countries and regions other than those in which we currently operate, depending on the demand for our services as well as opportunities for growth, and where we have less familiarity with local regulations, environment and procedures. It involves expanding our operations in recently entered markets such as Australia, Taiwan, Türkiye, Vietnam, Brazil and Indonesia, or entering into new countries and regions where we do not currently operate, which have different cost structures, labor conditions, regulations and socioeconomic dynamics that may affect our results of operations.

Overseas expansion involves numerous risks, including, but not limited to, legal and regulatory risks and financial costs. As we expand our business into new countries and regions, we may encounter economic, regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. The successful implementation of our growth strategies depends on a variety of factors including our ability to hire and retain key management personnel, negotiate attractive terms for such acquisitions or expansions that may command high valuations, and obtain sufficient financing for our capital expenditures. There is no assurance that we will be able to obtain the required financing or that we will continue to have sufficient cash flow to fund our expansion.

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

Our agreements with our clients are typically for one to three-year terms and many of our agreements have automatic renewal terms or renewal terms to be entered into at the election of our clients. Accordingly, we may be bound by pricing and other established terms during the renewal periods and so we may not be able to revise pricing or other terms to account for market conditions, including changes in labor costs.

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

The outsourced business support services industry relies on large numbers of highly trained employees at delivery centers. The demand for talent is even more important for business services companies, such as our Company, that provide complex and high-value services, including content moderation and digital services support. Therefore, our success depends to a significant extent on our ability to attract, hire, train and retain talented and skilled employees. Our industry is prone to high employee attrition, which requires us to continuously hire and train new employees. There is significant competition for trained employees with the skills necessary to perform the services we offer to our clients, including employees that are proficient in certain high-demand languages. In addition, we compete for employees, not only with other companies in our industry, but also with companies in other industries and in many locations where we operate, there may be a limited number of highly trained employees for a number of reasons, including government-imposed regulations and policies related to expatriate and foreign permitting that could limit the number and availability of foreign workers in certain jurisdictions. We often rely on expatriate employees to fill roles that cannot be performed by locally-hired agents due to the combination of specialized skillset, native languages and cultural skills. If qualified personnel cannot immigrate to or obtain work visas in a country where we require their services, we may have difficulty hiring the requisite number of local workers with the requisite skills for our campaigns, or we may exceed our budgets in order to do so. In particular, in Thailand, our subsidiary, Teledirect Telecommerce (Thailand) Limited, has been granted certain privileges by the Board of Investment of Thailand, or the Thailand BOI, which are comprised of incentives for business development in Thailand and includes, among other things, certain exceptions allowing us to hire foreign technicians and experts to work on promoted projects and the ability to secure visas for foreign employees with a faster approval time than is otherwise available for non-promoted businesses in Thailand. However, these privileges are subject to a number of conditions (as amended from time to time) including the requirement to have, and maintain through the promotion period, a ratio of domestic employee to foreign employee of at least three to one. As of December 31, 2023, our ratio of domestic to foreign employees in Thailand was approximately 3.1 to 1. Although we are actively managing our headcount in Thailand for compliance with the Thailand BOI’s domestic employee requirement, failure to maintain such ratio may result in a revocation of our Thailand BOI privileges and incentives causing our foreign employees to potentially lose their employment visas, which could materially affect our operations in Thailand.

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

Furthermore, due to the challenging business environment in which we have been operating, the performance conditions of the third tranche vesting of awards granted under our TDCX Performance Share Plan, or our PSP, were not satisfied during the fiscal year ended December 31, 2023. As a result, the third tranche of all such awards will not vest. Additionally, if the Merger consummates, there will not be any future vesting of awards under our PSP. At the time the Merger takes effect, we will (i) terminate our PSP and all award agreements thereunder and (ii) cancel all outstanding restricted share units and cash-settled equity-based awards granted under our PSP. Each such unvested restricted share unit and cash-settled equity-based awards will be cancelled automatically without payment of any consideration or distribution therefor. As the PSP is a share incentive scheme aimed to attract and retain talents, our failure to implement a new incentive scheme upon termination of the PSP could adversely impact our talent attraction and retention.

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

For the year ended December 31, 2023, we derived 84.6% of our revenue from our operations in countries located in Southeast Asia. We intend to continue to develop and expand our business and capacity in Asia with our current and potential clients. Our operations and investments in Southeast Asia are subject to various risks related to the economic, political and social conditions of the countries in which we operate, including, but not limited to, risks related to the following events:

•	inconsistent regulations, licensing and legal requirements may increase our cost of operations among the countries in Southeast Asia in which we operate;

•	currencies may be devalued or may depreciate, or currency restrictions or other restrictions on transfer of funds may be imposed;

•	the effects of changes in monetary policy, interest rates and inflation (and specifically wage inflation) within Southeast Asia generally and/or within any specific country in which we operate;

•	governments may impose new or more burdensome regulations, taxes or tariffs;

•	political changes may lead to changes in the business environments in which we operate;

•

economic downturns, political instability, civil disturbances, military conflict, terrorism and general security concerns in the countries that either we or our clients operate may negatively affect our operations;

•	enactment or any increase in the enforcement of regulations related to personal data protection in the areas in which we operate that may incur compliance costs; and

•	natural disasters like typhoons and earthquakes may impact our operational sites severely.

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

Our relationships with our clients are governed by MSAs, and a number of SOWs, which set out the details of our services we provide to our clients. Our current MSA with Meta has a primary term of 12 months and automatic successive renewal periods of 12 months each thereafter (unless Meta elects to not renew). On August 1, 2021, we entered into a new MSA with Airbnb for an initial term of five years as well as two extension options (unless terminated by Airbnb). While our MSAs have traditionally been renewed and have not been terminated by our largest clients as of the date of this annual report, there can be no assurance that our agreements with any of our clients will be renewed upon their expiration on commercially favorable terms or at all or will not be terminated early pursuant to their respective terms.

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

Our key clients may require us to accept contractual terms that are less favorable to us. For example, if our key clients require us to extend the payment periods beyond the current 30 to 120-day typical range, our working capital levels and overall financial position could be adversely affected, which may make it more difficult to finance our capital expenditures or increase our borrowing costs. In addition, our two largest clients require us to include staffing-related restrictions. For example, if certain project team members, such as senior project managers and certain other employees with access to sensitive client information, leave the relevant client’s project, we must wait a certain period of time before we can staff that employee on a project for a different client in the same industry. In most cases, these restrictions do not restrict our ability to transfer agents, who comprise the vast majority of our staff, among competing clients or otherwise restrict us from servicing or acquiring clients within the same industries as, or who are direct competitors to, our existing clients. In addition, we may from time to time enter into exclusivity arrangements with our clients, which may prohibit us from working with identified competitors or with businesses operating in the same industries as our clients.

Spending on omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.

Our clients’ budgets for our services and reductions in client spending arising from or related to economic slowdown in the markets in which our clients operate have in the past adversely impacted our revenues, gross profits, operating margins and results of operations. Certain events outside of the control of our clients, such as interest rates setting policies, foreign currency fluctuations, regulatory and political developments, may occur and adversely affect our revenues, gross profits, operating margins and results of operations. These economic conditions can occur abruptly and persist for an uncertain duration of time. For example, the effect of the COVID-19 outbreak on the global economy.

Increased regulation, changes in existing regulation or increased government intervention in the industries in which our clients operate may adversely affect the growth of their respective businesses, which in turn may reduce demand for our services or cause us to incur additional costs in our processes or on our personnel without passing such additional costs onto our clients, thereby negatively affecting our business, results of operations and financial condition. For example, our clients may be subject to stringent compliance requirements, including privacy and security standards for handling data, which could impact the manner in which we provide our services. Further, regulators have imposed guidelines for the use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. See also “—Anti-outsourcing legislation, if adopted, and negative perceptions associated with offshore outsourcing could impair our ability to serve our clients and materially adversely affect our business, results of operations and financial condition.”

Reduced or delayed spending by our clients may also lead to our clients downsizing or canceling ongoing projects with us on short notice, demanding price reductions, or reallocating work volumes amongst service providers that they partner with. In the past, such events have adversely impacted our invested capacity utilization rates, monthly revenue per FTE, the competitiveness of our proposals, and our gross and net margins.

The business challenges and pressures resulting from economic slowdown in the markets in which our clients operate could also affect their credit ratings and prolonged collections of our invoices from them, leading to adverse impact on our cash flow and results of operations. If our clients suffer from the negative effects of inflation, they may seek to mitigate the negative effects through reduced spending, requests for lower prices or additional discounts from us, and prolonged payment of our invoices, among other possible measures. Any of the foregoing could adversely affect our business, financial condition and results of operations.

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

Employee benefits expenses were S$339.7 million, S$436.4 million and S$424.6 million in the years ended December 31, 2021, 2022 and 2023, representing 80.6%, 82.6% and 80.8% of our total operating expenses in each period, respectively.

Employee salaries and benefits expenses in all of the countries in which we operate have increased over recent years as a result of economic growth, increased demand for business services, increased competition for trained and talented employees, among other wage-inflationary pressures and we cannot assure that they will not continue to rise. Global inflation began to rise in 2021 and has continued to increase in 2022 and the start of 2023, despite falling as the year progressed. Inflation may increase our labor costs, including costs related to our employee salaries and benefits. To neutralize high inflation rates, central banks have been raising short-term sovereign interest rates, which have resulted in an increase in market interest rates globally. However, there can be no assurance that central banks will not continue to raise short-term sovereign interest rates or that such measures will successfully contain inflationary pressures. If inflation (including wage-inflation) continues to increase in the countries in which we operate, it may increase our expenses that we may not be able to pass on to our clients and thus negatively impact our business and results of operations. On the other hand, even if we can pass on such wage-inflation effects to clients, it might deter or discourage our clients from continuing to operate the campaigns with us in the long run.

Our expenses may also increase if we implement employment compensation schemes, such as an employee performance share plan, to retain and attract talent to work for us. For more information on our PSP, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”

We attempt to control our costs as we expand our capacity in existing locations or enter into new geographies. We may need to increase salaries more significantly and rapidly than in previous periods as part of our efforts to remain competitive or meet the demand for our services, which may cause our labor costs to increase. In addition, depending on the state of the labor market for our employees at any given time, we may need to increase employee compensation more than in previous periods to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our operating margins and adversely affect our profitability if our prices remain stagnant or face reduction pressure due to intensifying competition.

If we expand our operations into new greenfield geographies within which prospective existing talent pool has higher average wages and compensation expectations, our average or overall labor costs may increase, which will reduce our margins and profitability, especially when we have no past track record and credentials in such geographies.

Furthermore, most of the countries in which we operate have labor laws which are protective of workers’ rights and interests, including statutorily mandated minimum wage increases, legislation that imposes financial obligations on employers and laws governing the employment of workers. In some countries such as the Philippines and Thailand, we are also required to provide employee retirement by law, and accordingly we have made provisions for such retirement plans in our financial statements. Certain jurisdictions, such as Thailand and Singapore, also have laws that restrict our ability to hire foreign workers by setting caps and conditions on the proportion of foreign workers in the workforce of the applicable jurisdictions. In Thailand, we have received certain incentives issued by the Board of Investment of Thailand. See “—We may fail to attract and retain enough highly trained employees to support our operations.”

There are labor laws in some of the key jurisdictions in which we operate, including Singapore and the Philippines, which may be modified in the future in a way that causes our costs to increase, and any such modifications may be adverse or detrimental to the manner in which our business operates in such jurisdiction. For example, in the Philippines, the Republic Act No. 11927, otherwise known as the Philippine Digital Workforce Competitiveness Act, established the Inter-Agency Council for Development and Competitiveness of Philippine Digital Workforce, which was designated as the primary planning, coordinating and implementing body in the competitiveness of the Philippine digital workforce. The Inter-Agency Council is authorized to enter into public-private partnerships with experts, information technology-business process outsourcing (IT-BPO) industry associations, private companies and other stakeholders in the formulation and implementation of training, skills development, and certification programs. The Implementing Rules and Regulations of the Philippine Digital Workforce Competitiveness Act were also approved on October 23, 2023 to operationalize the provisions of such act, which empowers the Inter-Agency Council to promulgate or issue additional rules or regulations that may impact our business or operations in a material way. In addition, the Revised Implementing Rules and Regulations of the Telecommuting Act were issued on September 16, 2022 by the Department of Labor and Employment, encouraging employers and employees to jointly adopt and implement telecommuting programs to optimize the benefits of technology. As defined under the rules, telecommuting refers to a work arrangement that allows an employee to work from an alternative workplace, in whole or in part, with the use of telecommunication and/or computer technologies. The rules apply to employers and employees in the private sector that implement a telecommuting program, and state that work performed in an alternative workplace shall be considered as work performed in the regular workplace of the employer. The implementation or increase of additional labor laws in the countries we operate may reduce our profit margins and have an adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate from one quarter to the next due to client and service mix, volatility in the volume of business from clients, and other factors.

Our operating results may differ significantly from quarter to quarter and our business may be affected by factors such as client losses, the timing of new contracts and of new product or service offerings, termination of existing contracts, volatility in the volume of business from clients due to seasonal trends, the business decisions of our clients regarding the use of our services, start-up costs as we begin new campaigns for current or new clients, delays or difficulties in expanding our operational facilities or opening new operational facilities, changes to our revenue mix or to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing campaigns, currency fluctuations and general economic conditions. In addition, while our business generally is not seasonal, our results may fluctuate because our clients’ businesses are impacted by seasonal effects that affect their use of our services, such as high travel seasons for our clients in the travel and hospitality industries or the winter holiday shopping season for consumer electronics or e-commerce clients.

In addition, the demand cycle for our services, typically from three to nine months (from the date the contract is entered into until the beginning of the provision of services), and the internal budget and approval processes of our prospective clients make it difficult to predict the timing and success of new engagements with current or new clients. The demand cycle for a specific campaign depends on the campaign size, complexity and urgency of the client’s need. Also, we recognize revenue as and when the performance obligations set out in each campaign are satisfied and when the criteria for recognition are achieved. The financial benefit of gaining a new client may not be realized at the intended time due to delays in the implementation of our services or due to an increase in the start-up costs required in adjusting our infrastructure to meet our current or future clients’ specifications with respect to any engagement. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that is not received as a result of these delays. Any failure by us to predict and plan demand for our services for any of the foregoing reasons, including due to the effects of seasonality trends in the businesses of the clients, could adversely affect our business, financial condition and results of operations.

We are exposed to currency fluctuations in the countries in which we operate against the U.S. dollar and Singapore dollar and any volatility in these currencies could adversely affect our business, financial condition and results of operations.

The revenue we derive is primarily denominated in U.S. dollars and Singapore dollars (which is our reporting currency), whereas all of our delivery sites’ operating expenses such as employee benefit expenses, office lease liabilities and other operating expenses are mostly denominated in local currencies. Any adverse fluctuations of the U.S. dollars against the delivery sites’ local currencies will affect the margins between the revenue and the expenses, as the fee revenue earned was negotiated and set in U.S. dollars prior to contract inception. Whilst some contracts with clients accorded avenues for us to renegotiate and revise the U.S. dollar pricing rates, most of such revisions require lengthy and protracted negotiation with clients which may not be successful. We are also affected by the risk of currency fluctuations arising between the transaction dates and the settlement dates for these transactions. We attempt to partially mitigate such risks by entering into financial derivative instruments such as forward and options hedging contracts. While such instruments may reduce potential foreign exchange loss, they can also curtail foreign exchange gains if the spot foreign exchange rates move in our favor. In addition, entering into options contracts as a hedging activity can be costly in a climate of high volatility. Since our presentation currency is the Singapore dollar, we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results. We are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar and other currencies in which we derive our revenue, particularly the U.S. dollar, and (ii) fluctuations between the Singapore dollar and other currencies in which we incur expenditures, for example, the Philippine peso, Thai baht and Malaysian ringgit. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to local currencies such as the Philippine peso, Thai baht and Malaysian ringgit could positively impact our reported results of operations. We are also exposed to foreign exchange rate fluctuations on the translation of assets and liabilities denominated in foreign currencies. Any changes in currency exchange rates may adversely affect our business, financial condition and results of operations.

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

We provide services that are integral to our clients’ businesses. If we were to default in the provision of any contractually agreed-upon services, our clients could suffer significant damages and make claims against us for those damages. Although we believe that we maintain sufficient insurance coverage, the occurrence of an event that causes losses in excess of our self-insurance estimates or the limits specified in our policies, or losses arising from events not covered by insurance policies (including any deductibles, exclusions or limitations), could materially harm our business, financial condition, results of operations and prospects. Moreover, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that we will not be required to increase our self-insurance amounts. Additionally, we do not maintain “key person” insurance policies on any of our directors, officers or other personnel. There can be no assurance that any claims filed will be honored fully or timely under our insurance policies. Also, our financial condition may be affected to the extent we suffer any loss or damage that is not covered by insurance or which exceeds our insurance coverage.

We derive most of our revenue from clients in new economy sectors and are subject to risks associated with operating in the rapidly evolving new economy sectors.

As a new economy business services provider dedicated to serving new economy participants internationally, we are subject to risks associated with the rapidly evolving nature of new economy sectors, including, but not limited to, the technology, consumer and retail, and hospitality sectors. We derive approximately 88% of our revenue from new economy clients. Our future business, financial condition, and results of operations will largely depend on the development of the new economy sectors and their participants in the markets that we operate and target for future expansion.

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

We may enter into contracts with significant fixed-price elements or solely fixed-price contracts with our clients and any failure to accurately price these arrangements may affect our profitability.

Many of our client contracts have significant fixed-price elements. If we underestimate our project costs in tendering and bidding for a project from our clients, we may incur unanticipated costs that would reduce our profits or incur losses. Any failure by us to accurately evaluate our expected costs for a fixed-price contract may result in the decreased profitability of any such project and may have an adverse effect on our business, financial condition and results of operations. To address this risk, we try to incorporate pricing adjustments in our contracts in the event that there is a change in scope of work that can be activated under reasonable circumstances that are beyond the assumptions made by us during our initial pricing (e.g., expanded work scope, foreign exchange volatility). There can be no assurance that such price adjustments will fully cover the actual costs to provide such services, which could have an adverse effect on our business, financial condition and results of operations.

We may be involved in disputes, legal, regulatory, and other proceedings arising out of our business operations, and may incur costs arising therefrom and be affected by negative publicity which may have an adverse impact on our reputation and goodwill.

From time to time we are, and in the future may continue to be, involved in disputes with various parties in the course of our business including clients, employees and ex-employees. Such disputes may involve various matters such as business disputes, employment matters and regulatory compliance.

In particular, from time to time, we have been the subject of complaints and claims made by our former employees in relation to, for instance, claims of unfair dismissal and disputes over employment contracts and terms. These disputes may lead to legal or other proceedings and may result in costs, negative publicity, and the diversion of resources and management’s attention regardless of the outcome. Any negative publicity arising from such disputes or complaints against our Company, whether founded or unfounded, may tarnish our reputation and goodwill and could cause our clients or future clients to not use our services.

The business practices of companies that offer content moderation and curation services continue to be subject to increasing scrutiny, particularly including the treatment and wellbeing of the employees who work in these areas. Several other companies operating in other countries offering these services have been subject to lawsuits by their employees and former employees relating to allegations of post-traumatic stress disorder and related trauma. While we work diligently to ensure that our work practices and work culture support healthy employee well-being in countries with different legal regimes, there can be no assurances that we will also not be subject to similar legal actions. In addition, many of the services we provide to our clients are complex, such as trust and safety verification and quality and compliance audits, and we may face potential liability if we do not perform in accordance with the requirements of our agreements.

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

Further, we cannot assure you that the public perception of our business and our brands will not be materially affected in the event of such disputes or that we will be successful in defending such claims. Any negative impact on our reputation could materially and adversely affect our business, financial condition and results of operations.

We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.

We are typically required to process data in connection with our services, including account access credentials, credit and debit card numbers, bank account numbers, social security numbers, names and addresses and other types of sensitive business or personal information. In many cases, customer information is stored in our client’s proprietary systems to which our employees have user access. We seek to implement measures to protect sensitive and confidential client and customer data in accordance with client contracts and data protection laws and consumer laws.

Under data protection and personal information laws, we are typically required to manage, utilize and store sensitive or confidential client and customer data in connection with the services we provide. In Singapore, under the Personal Data Protection Act 2012 of Singapore, we are required to, among others, notify individuals of: the purposes for the collection, use or disclosure of their personal data prior to such collection, use or disclosure and obtain the consent of individuals for any collection, use or disclosure of their personal data. In the People’s Republic of China, or the PRC, the PRC Personal Information Protection Law, or the PRC PIPL, promulgated on August 20, 2021 and took effect on November 1, 2021, requires us to notify and obtain consents prior to the collection, storage, use, processing, transmission, provision, disclosure, or deletion of personal information (being all kinds of information related to identified or identifiable individuals) and to provide individuals with the right to withdraw their consent and to access, copy and correct their own personal information. The PRC PIPL also imposes various baseline obligations on personal data processors in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, under the European General Data Protection Regulation that took effect in May 2018, we must obtain consent and/or offer new controls to existing and new users in Europe before processing data for certain aspects of our services and are also subject to various regulations, including those that govern the storage and transfer of personal data.

Furthermore, we are subject to local data protection laws, consumer laws and/or “do not call list” regulations in most of the countries in which we operate, all of which may require us to make additional expenditures to ensure compliance with these regulations or future additional regulations. We also believe that we will be subject to additional laws and regulations in the future that may be stricter than those currently in force. Although we take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

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

Our computer systems and the computer systems of our clients, which we rely on, could be in the future subject to breach, and our data protection measures may not completely prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of services or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, or unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

We could be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. Although we have employed measures to protect against unauthorized access of such personal, confidential and proprietary information, as the complexity of information infrastructure continues to grow, the potential risk of security breaches and cyber-attacks increases. Such breaches can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits from our clients or their customers for breaching contractual confidentiality provisions which could result in negative publicity, legal liability, loss of clients and damage to our reputation. We may be liable for any misappropriation of customers’ personal information which could also harm our relationship with our clients, and/or cause us to suffer financial losses and/or reputational harm. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

Our clients are located in numerous jurisdictions around the world, and our clients may ask for broad undertaking from us pursuant to the data security and protection laws applicable to them and may decide not to do business with us if we do not agree to their terms. While we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of client and customer data, we cannot provide assurance that the contractual requirements related to data security and protection that we impose on our employees who have access to client and customer data will be followed by our employees or will be adequate to prevent the unauthorized use or disclosure of data. Furthermore, the costs of systems and procedures associated with any protective measures that our clients require us to take may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ and customers’ information, lost revenue and reputational harm.

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

We may not be able to predict our future tax liabilities due to the international nature of our operations, as we are subject to the complex and varying tax laws and rules of several foreign jurisdictions, including rules on certain tax concessions and benefits from such local jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry Malaysia, which entitled the subsidiary to enjoy tax incentives under Malaysia’s Customized Incentive scheme. The scheme allows partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have applied to the relevant governmental agency authorities to renew such benefits and as of the date of this annual report, our application remains pending. In the Philippines, we have benefited from an income tax holiday through our registration with the Philippine Economic Zone Authority, or PEZA. We expect that our income tax holiday from PEZA will eventually expire, in respect of each delivery center in the Philippines, four years after each delivery site has begun receiving the tax holiday benefits and there can be no assurance that the Philippines government will not change the terms of any income tax holiday in the future. For example, the Philippines Fiscal Incentives Review Board, or FIRB, had previously issued guidelines that allow PEZA-registered units to work from home, subject to certain terms and conditions. However, the Philippines FIRB has recently changed these guidelines. In 2023, we registered with the Bureau of Investments, or BOI, which is another Incentives Promotions Agency, or IPA, in the Philippines. FIRB recognizes that BOI registration provides flexibility to all Business Process Outsourcing companies to implement hybrid work arrangements, without affecting eligibility to claim BOI fiscal incentives, unlike the requirement of PEZA that all locators must do business within the economic zone in order to claim PEZA fiscal incentives (thus requiring personnel to physically report to work at the company premises within the economic zone). However, we are required to comply with the terms and conditions of our PEZA registration in order to avail non-fiscal incentives granted by virtue of our PEZA registration. We may be disqualified from availing applicable PEZA fiscal and non-fiscal incentives if we fail to comply with PEZA regulations (including the requirement of 100% on-site work arrangements). Our business, results of operations and financial condition could be adversely affected if tax contingencies are impacted adversely or we become subject to increased levels of taxation. While there are pending legislative bills intended to allow PEZA-registered entities to implement off-site work arrangements without losing their tax incentives, there is no assurance that such legislative bills shall be passed or that such legislative bills will be passed without imposing additional costs or conditions upon PEZA registered units.

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

From our initial business development engagement for a prospective project with either a new or existing client to our operational performance with respect to such a project, we are often required to invest significant capital, resources and time. Before committing to use our services for any specific new project, potential or current clients require us to expend substantial time and resources educating them on the value proposition of our platform and assessing the feasibility of integrating our people, systems and processes with their operations. Our clients then evaluate our services before deciding whether to use them and, if the clients do decide to enter into an arrangement with us, we would then negotiate the requisite documentation, implement their specifications in our tailored solution (including establishing our delivery centers to our clients’ preferred specifications) and train our team leaders and other personnel who will be dedicated to the project. Therefore, our business prospecting and closure cycle, which generally ranges from six months to over a year, is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other providers or in-house offshore resources), the timing of our clients’ budget cycles and approval processes and the fluidity of our clients’ requirements and specifications for a given engagement. For further information related to risks from competition, see “—We operate in a highly competitive environment, and any failure to compete effectively against current and future competitors could adversely affect our revenue and profitability.”

Implementing our services involves a significant commitment of resources over an extended period of time from both our clients and us. The period in which we train the personnel who will be dedicated to any specific client project generally ranges from two weeks to over two months. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to enter into arrangements for our services with potential clients to which we have devoted significant time and resources, which could have an adverse effect on our business, financial condition and results of operations.

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

We face payment risk from our clients.

We are subject to a number of credit risks, including long trade and unbilled receivables payment cycles and difficulties in collecting such receivables in certain countries. We cannot guarantee that we will be able to successfully manage all of the related risks, many of which are outside our control, which could lead to payment default by clients. We currently have no insurance coverage for such payment default. For example, the credit period on the rendering of our services to clients is generally 30 to 120 days, and no interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 5% to 18% per annum on the outstanding balance.

In certain circumstances, we may be required to provide extended payment terms, agree to financing or other arrangements or modify certain contractual terms or arrangements for some clients, which will increase our exposure to such credit risks. If any of our clients becomes insolvent or commences bankruptcy or similar proceedings, our trade or unbilled receivables from such clients may become uncollectible. We may also incur legal and other costs in taking enforcement action against such clients. Our clients might face additional difficulties in challenging economic environments or downturns, and any delays, defaults or inability to collect payments due for services we have performed may adversely impact our business, results of operations, financial condition, liquidity and outlook of our business and have a negative effect on the timing of our revenue.

We may be adversely affected by any failure to grow or protect our brand.

We believe the “TDCX” brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and contribute to our efforts in recruiting and retaining talented personnel.

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2023, there were trademark registrations in 16 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the European Union, the United Kingdom, India, the Cayman Islands, the Philippines, Colombia, China, Japan, Türkiye, South Korea, Australia, Vietnam, and Taiwan. There is a pending application for trademark registration in the United States and a possible re-application in Thailand. There are also trademark registrations in the name of a subsidiary in China. While we believe that our prior brand, “Teledirect” had a positive reputation, we created the “TDCX” brand to more clearly establish our brand identity in our industry. There is a risk that if we fail to establish or grow our brand or if negative information about us adversely affects our brand, even if false, our business could be adversely affected. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Any failure to grow our brand or damage to our reputation could also reduce the value and effectiveness of the “TDCX” brand name and/or reduce investor confidence in us, and have an adverse effect on our business, financial condition and results of operations.

Our business depends in part on our capacity to invest in technology as it develops and substantial increases in the costs of technology and telecommunications services that we rely on from third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

The outsourced business support services industry is subject to the periodic introduction of new technology, which often can enable us to service our clients more efficiently and cost effectively. Our business is partly linked to our ability to recognize these new technological innovations and to apply these technological innovations to our business by incorporating them into our tailored solutions for our clients. See “Item 4. Information on the Company—B. Business overview—Information Technology and Management Information Systems.” If we do not recognize the importance of a particular new technology to our business in a timely manner or are not committed to investing in and developing such new technology and applying these technologies to our business, our current services may be less attractive to existing and potential clients, and we may lose market share to competitors who have recognized these trends and invested in such technology. Certain emerging technologies, such as AI, may be disruptive to our industry, and our ability to identify, predict the outcomes of and incorporate disruptive technologies is key to our sustained business success. We will also be required to provide adequately trained personnel to address the increasingly sophisticated and tech savvy clients whose needs are constantly evolving. Furthermore, if we obtain access to an emerging technology through an acquisition, there can be no assurance that we will be successful in integrating that technology into our operations or business. Any such failure to recognize the importance of such technology or a decision not to invest and develop such technology that keeps pace with evolving industry standards and changing client demands could have a material adverse effect on our business, financial condition and results of operations. See “—The development of new technologies such as generative AI may cause disruption to the industry in which we operate, and could adversely affect our business, financial condition and results of operations.”

If we experience challenges with respect to labor relations, our overall operating costs and profitability could be adversely affected, and our reputation could be harmed.

While we believe we have good relations with our employees, any work disruptions or collective labor actions may have an adverse impact on our services. While we do not have collective bargaining arrangements in most of the current jurisdictions in which we operate, our global growth strategy may involve our entrance into geographies where unions and collective bargaining agreements are more prevalent. As of December 31, 2023, our workforce in Spain and Brazil are subject to a collective bargaining agreements, namely, the nationwide collective bargaining agreement for all employers and employees in the Spanish telemarketing industry and the collective bargaining agreement with the Union of Employees of Autonomous Agents of Commerce and in Advisory Companies, Expertise, Information and Research and Companies of Accounting Services Companies, respectively. If labor negotiations are not successful in Spain, Brazil or any other geography we may enter into, where we become subject to a collective bargaining agreement, or we otherwise fail to maintain good relations with employees in any jurisdiction in which we operate, we could suffer a strike, work stoppage or other form of labor disruption. Any of the foregoing could harm our reputation and adversely affect our business, financial condition and results of operations.

Our business operations are subject to various regulations and changes in these regulations or enforcement thereof, could require us to make additional expenditures, restrict our business operations or expose us to certain costs related to non-compliance with such regulations.

Any changes in the enforcement of, or enactment of additional, regulations or laws in the jurisdictions in which we operate may subject us to additional expenses related to compliance with such laws or regulations or otherwise affect our business and operations. Furthermore, if we are deemed to have violated any regulation or law in a jurisdiction in which we operate and/or where a delivery center is located, then we may be subject to fines and other expenses related to non-compliance thereof. Our business operations must be conducted in accordance with a number of sometimes conflicting government regulations in the various jurisdictions in which we operate, including consumer laws, as well as trade restrictions and sanctions, tariffs and labor relations. We are also subject to work permit, visa and immigration and other laws, regulations and requirements with respect to our employees in the countries in which we operate. We have in the past failed to comply with and may in the future fail to comply with such laws and regulations due to timing constraints and other reasons, which could subject us and our officers, directors and employees to liability and otherwise adversely impact our business. Any of the foregoing risks could have an adverse effect on our business, financial condition and results of operations. See also, “—Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business” and “—We and our clients are subject to privacy, data protection and information security laws in the jurisdictions in which we and our clients operate.”

Our existing internal operational and financial systems as well as existing internal accounting, financial and cost control systems may be inadequate for the effective management of any future growth in our business.

Any growth that we may experience in the future will require us to constantly monitor, evaluate and, if appropriate, reallocate our management and financial and operational resources. In order to manage growth effectively, we must recruit new employees, including employees in middle-management positions such as team leader roles, and implement and improve operational systems, procedures and internal controls on a timely basis.

We are in the process of updating our existing internal accounting, financial and cost control systems to ensure that we can access all necessary financial information in line with any increasing demands of our business. Any internal and disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. The design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by individuals acting alone or in collusion with others to override controls, which may also include controls implemented by our clients. If we are unable to assert that our internal control over financial reporting is effective now or in the future, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports.

If we fail to update our existing systems, procedures and controls or implement these updated systems on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively set up new client business in our delivery centers, properly budget setup costs, accurately estimate operational costs associated with new contracts or access financial, accounting or cost control information in a timely fashion could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations. Any of the foregoing factors could adversely affect our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

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

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls may be less developed in certain respects than those of similar companies that operate in fewer or more developed markets, and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In the course of preparing and auditing our consolidated financial statements as of and for the year ended December 31, 2021, we identified a material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Securities Exchange Act of 1934. The material weakness identified relates to a lack of adequate controls over access rights to several IT systems, which includes excessive and conflicting rights granted to several accounting personnel and an IT system contractor. While this material weakness was remediated in 2022, there can be no assurance that other similar issues may not arise in the future.

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

Our ability to provide our services depends in part upon the quality and reliability of the facilities and equipment provided by our technology, digital services and telecommunications providers, our reliance on a limited number of suppliers of such technology, and the services and products of our clients.

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

Furthermore, any increase in the costs of telecommunications and digital services and products provided by third parties, including equipment, software, information technology products and related services and workstations has a direct effect on our operating costs. Our clients may impose certain technological requirements or additional requirements beyond those implemented upon the initial project setup that may not be included in our current fee arrangements. In such cases, we may not be compensated for these additional costs and have to absorb such costs. The costs of telecommunications and digital services are subject to a number of factors, including changes in regulations and the market as well as competitive factors such as the concentration and bargaining power of technology and telecommunications and digital services providers and suppliers, most of which are beyond our control or which we cannot predict. The increase in the costs of these essential services and products could have an adverse effect on our business, financial condition and results of operations.

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

In addition, from time to time there has been publicity about purported negative experiences associated with offshore outsourcing, such as alleged domestic job loss and theft and misappropriation of sensitive client or customer data, particularly involving service providers in Asia. Current or prospective clients may elect to perform certain services themselves or may be discouraged from utilizing customer experience solutions providers like us due to negative perceptions that may be associated with us, our business model or our industry. Any slowdown or reversal of existing industry trends toward utilizing customer experience solutions providers would seriously harm our ability to compete effectively with competitors that provide the majority of their services from the country in which our clients operate.

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

Any failure to comply with applicable Trade Controls may materially affect us through reputational harm, as well as other negative consequences, including government investigations and penalties. Accordingly, we may incur operational costs to support our ongoing compliance with Trade Controls at all levels of our business. Any failure by us to comply with any Trade Controls may have an adverse effect on our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be adversely affected by the negative impact on the global economy and capital markets resulting from military conflicts or geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions. Although the length and impact of any ongoing military conflict is highly unpredictable, such conflicts have led to market disruptions, including significant volatility in commodity prices, inflationary pressures, credit and capital markets as well as supply chain disruptions.

We cannot predict the progress or outcome of these conflicts or governmental reactions that are developing beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the affected region could have a material adverse effect on the global economy, and such effect could materially and adversely impact our business, results of operations, financial condition, liquidity and outlook of our business. Any such disruptions may also magnify the impact of other risks described in this “Risk factors” section.

The imposition of barriers to trade or escalation of trade disputes could materially and adversely affect demand for our services.

There has been a global escalation of barriers to trade in recent years, including with respect to the United States and China imposing tariffs and trade barriers on trade with each other. Any imposition of new tariffs or other trade barriers or the escalation of any trade dispute may adversely affect the global economy and businesses of our clients, which, in turn, would also adversely affect demand for our services. A downturn in the global economy or the economies of countries in which we or our clients operate as a result of any trade dispute could adversely affect our business, financial condition and results of operations.

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

The global economy has experienced higher than expected inflationary pressures in 2022 and 2023, related to, among other things, continued supply chain disruptions, labor shortages and geopolitical instability. Should inflation across the countries where we operate increase significantly, our costs, including our employee costs, may increase. See “—Risks Related to Our Business and Industry—Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.” Furthermore, high inflation rates could have an adverse effect on countries’ economic growth, business climate and dampen domestic consumer purchasing power. As a result, a high inflation rate across the countries where we operate could materially and adversely affect our business, results of operations, financial condition and prospects. See “—Risks Related to Our Business and Industry—Spending on omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.”

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

Natural events, pandemics, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural disaster events (such as volcano eruptions, typhoons, floods and earthquakes), pandemics (including the COVID-19 pandemic), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other communicable disease outbreaks, including the COVID-19 outbreak.

Infectious viruses and diseases are a threat to the stability of many of the countries in which we operate and our employees in those countries, especially where limited local health infrastructure weakens governments’ ability to manage and contain outbreaks effectively.

To the extent the COVID-19 pandemic, and future pandemics or any other communicable disease (or measures implemented to control them) adversely affect us and our customers, they may also have the effect of heightening many of the risks described in this “Risk factors” section. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations, cash flows and access to capital markets and our ability to service our existing and future indebtedness, particularly if such outbreaks and developments are inadequately controlled, are prolonged, or if they occur in regions where we derive a significant amount of our revenue or where our suppliers and business partners are located.

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

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or the FBA, a person or entity that is “Non-Thai” (as defined in the FBA and described in “Item 4. Information on the Company—B. Business overview. Regulatory Environment—Thailand”) cannot conduct certain restricted businesses in Thailand, including the businesses that our subsidiaries in Thailand operate, unless an appropriate license is obtained. As our subsidiaries in Thailand are more than 50% owned by Thai persons or entities, our Thai subsidiaries are not required by the FBA to obtain the license prescribed thereunder. Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no prescribed requirements or criteria under the FBA or promulgated by the Ministry of Commerce of Thailand for determining whether a Thai national or entity is holding shares in a Thai company with his or her own genuine investment intent or as a nominee for or on behalf of a foreigner, the investigation manual published in 2015 by the Department of Special Investigation, a government authority which is authorized to conduct investigations on potential violations of the FBA, indicates that the following factors, will be taken into account in an investigation: (i) the intention of the parties, (ii) the source of funds of both shareholders and the company and source of the company’s working capital, (iii) the shareholding structure, types of shares, voting rights and control of the Thai and foreign shareholders in the Thai company, and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.

In addition, the Civil and Commercial Code of Thailand (as amended), with effect from February 7, 2023, requires a private company to have a minimum number of two shareholders. Failure to comply with such minimum shareholder requirement are grounds on which a Thai court could order dissolution of the company.

Our Thai counsel, Thanathip & Partners Legal Counsellors Limited, is of the opinion that the ownership structure of each of our Thai subsidiaries is in compliance with the FBA based on, among other things, the fact that a majority of the share capital of each Thai subsidiary is held by Thai nationals or entities for their own benefit. There can be no assurance that the Ministry of Commerce of Thailand will not interpret the FBA or evaluate the shareholding structures or shareholding arrangements of our Thai subsidiaries differently and hence reach a different conclusion, which could lead to an action being brought in the Thai court. In the event of such action and if the Thai court determines that the ownership structure of any of our subsidiaries in Thailand for any reason constitutes an illegal nominee arrangement, it may order sanctions, which may include criminal sanctions against us and the Thai shareholders of such subsidiaries in Thailand, and such subsidiaries may be ordered to cease operations in Thailand. If the ownership structure of our Thai subsidiaries is found to be invalid, existing arrangements permit TDCX SG to repurchase the relevant shareholder’s shares in order to sell them to a suitable third party or take other steps to comply with the FBA. Under such circumstances and despite potential sanctions with respect to past non-compliance, we would inform the Ministry of our intent and efforts to remedy any determination of non-compliance and seek possible relief from sanctions with an aim at enabling each of our Thai subsidiaries to continue its business operations going forward. There can be no assurance that the Ministry would grant us such relief or that we would be able to complete any sales of shares to a suitable third party in a timely manner.

If the PRC government deems that Agorae Beijing’s contractual arrangements did not comply with PRC regulatory restrictions on foreign investment or VATS License requirements, we could be subject to adverse consequences.

Until and including August 12, 2022, Agorae Information Consulting (Beijing) Co., Ltd., or Agorae Beijing, our wholly owned subsidiary incorporated in the PRC, provided consulting services to Beijing Rongma Tiancheng Information Technology Co. Ltd., or RMTC, a third-party domestically owned PRC company with relevant PRC call center licenses, to support RMTC’s provision of call center services to customers in China. Agorae Beijing’s arrangements with RMTC include a revenue sharing agreement, pursuant to which substantially all of the proceeds from operations of RMTC were received by us.

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

Agorae Beijing, notwithstanding its arrangements with RMTC, could be deemed to have engaged in a call center business in the PRC in contravention of the negative list and relevant regulations. In such circumstances, the PRC Ministry of Industry and Information Technology (or its local counterparts) could impose sanctions against Agorae Beijing for having engaged in a call center business without obtaining a VATS License, including confiscating illegal income, imposing a penalty of three to five times of the entity’s illegal income, ordering the entity to suspend its operations, invalidating relevant agreements and prohibiting the entity from obtaining a VATS License in the future. In addition, historical practices in contravention of relevant rules might have an adverse impact on our ability to obtain a VATS License in the future through Agorae Beijing. While our other wholly owned subsidiary incorporated in Shanghai, PRC, has obtained a VATS License, the coverage of this license is limited to the Shanghai Free Trade Zone and does not include the business of Agorae Beijing.

There can be no assurances that we would be able to obtain a VATS License if we decided to apply for such a license or that, if we were able to obtain such a license, that we would not incur transition expenses and/or be able to directly hire employees on commercially reasonable terms or at all. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Risks Relating to Investments in Cayman Companies

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by, among other things, our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, or Cayman Companies Act, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are different only with respect to voting, conversion and transfer rights. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share. Each of our Class B ordinary shares is convertible into one Class A ordinary share at any time and will convert automatically upon the earlier of (i) the date that is 15 years from September 30, 2021; and (ii) nine months after the death or permanent disability of Mr. Junique. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Junique holds approximately 98.4% of the aggregate voting power of our Company. As a result, Mr. Junique has considerable influence over matters such as electing or removing directors, approving any amendments to our constitution and approving material mergers, acquisitions or other business combination transactions. Furthermore, Mr. Junique has no obligation to guarantee our debt in the future and it may not be in his interest to do so. If Mr. Junique decides not to guarantee any future debt of the Company, it may adversely affect our ability to incur debt, or the terms of any debt we incur, in the future.

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

The ADSs may trade at prices significantly below their current price and the trading price of the ADSs may fluctuate widely, depending on many factors, including, but not limited to:

•	our ability to successfully consummate the Merger;

•	variations in our results of operations;

•	guidance or other projections we may provide to the public, including any changes or failure to meet any such guidance or other projections;

•

perceived prospects for our business and operations and for omnichannel CX solutions and business services in general, differences between our actual financial and operating results and those expected by investors and analysts;

•	business or prospects of our clients and specifically new economy companies;

•	changes in analysts’ recommendations, estimates or perceptions, or our failure to meet any such estimates or perceptions of analysts or investors;

•	changes in conditions affecting the outsourced business support services industry;

•	changes in market valuations and share prices of publicly listed companies with businesses similar to us;

•	volatility in the stock market, including broad stock market price and volume fluctuations;

•	changes in general economic conditions, including, but not limited to, inflation rates, foreign currency fluctuations and interest-rate hikes or other interest rate-related decisions;

•	the announcement of new investments, acquisitions, strategic partnerships or joint ventures by us, our clients or our competitors;

•	passage of legislation or changes in regulations;

•	the addition or departure of key personnel;

•	actions taken by our shareholders;

•	implementation of any share repurchase program;

•	competition;

•	the development of new technologies such as generative AI which may be perceived by the investment community as a threat to our business and the industry in which we operate;

•	negative publicity or investor sentiment about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

•	potential litigation, government actions or regulatory investigations; and

•

other developments affecting us, our clients or our competitors, including, but not limited to, general political, economic, or market conditions, or other events or factors, including those resulting from war, incidents of terrorism, pandemics, and other disruptive external events, or responses to these events.

Furthermore, the stock market has been experiencing significant price and volume fluctuations. This volatility has had a significant impact on the market price of the ADSs since our initial public offering as well as the securities issued by many companies, including companies in our and related industries. The volatility frequently appears to occur without regard to the underlying operating performance of the affected companies. As a result, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

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

Our ability to pay dividends depends on many factors and we cannot guarantee you that we will pay dividends in the future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facility or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. Pursuant to the Merger Agreement, we have agreed to not declare, set aside, make or pay any dividend with respect to our ordinary shares during the pendency of the Merger, without the prior written consent of our Principal Shareholder. In addition, pursuant to Cayman Islands laws, no dividends may be paid except out of profits or share premium. Furthermore, existing and future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

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

Prior to our initial public offering, there has been no public market for the ADSs or our Class A ordinary shares. In addition, we have entered into the Merger Agreement and made a public announcement of the per share merger consideration. There can be no assurances that an active trading market for the ADSs may continue to develop or be sustained (including due to any share repurchases we may undertake). If an active trading market does not continue to develop or, if the ADSs are traded at a price that is close to the per share merger consideration, you may have difficulty selling your ADSs at an attractive price, or at all. The current price for the ADSs may not be indicative of prices that will prevail in the open market following in the future. Consequently, you may not be able to sell the ADSs at or above the current price or at any other price or at the time that you would like to sell.

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

Any substantial sale or perceived substantial sale of the ADSs, Class A ordinary shares or the Class B ordinary shares over a short period of time could cause the price of the ADSs to fall. Similar sales of Class A ordinary shares by holders after vesting of share awards under the PSP, the vesting of warrants to acquire our ADSs granted to Airbnb or by holders of options who have exercised their options under any other incentive plan that we may implement in the future could also cause the price of the Class A ordinary shares to fall.

If the Merger does not consummate, you will experience substantial dilution as a result of future equity issuances.

On August 26, 2021, we adopted the PSP, which allows us to offer Class A ordinary shares or ADSs to our employees, directors, officers, and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,288,140 shares. We may also implement other employee equity participation programs, such as employee stock option programs.

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

If the Merger does not consummate and when we issue additional equity securities, whether pursuant to the warrants issued to Airbnb, the PSP or for any other reason, you will experience additional dilution and our earnings per share will be reduced. In addition, any sales in the public market of any common shares issuable upon the exercise of a warrant could adversely affect the market price of our equity shares or ADSs.

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

As a public company, our management has additional obligations that require their attention and, we incur additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also incur and will continue to incur costs associated with the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the SEC and the rules of the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs and/or ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

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

We may lose our foreign private issuer status which would then require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)’ and cause us to incur significant legal, accounting and other expenses.

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

For United States federal income tax purposes, a non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill) and the expected market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we believe we were not a PFIC for the taxable year ended December 31, 2023 and do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current taxable year or future taxable years.

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

In 1999, Oasix Pte Ltd was incorporated as a private company limited by shares under the Companies Act of Singapore. On May 17, 2001, Oasix Pte Ltd changed its name to Agorae Pte Ltd. In September 2018, Agorae Pte Ltd acquired the 40% of issued share capital of Teledirect Pte Ltd held by WPP Singapore Pte Ltd. In January 2019, our Founder reduced his 60% equity interest in Teledirect Pte Ltd through a cancellation of his shares in Teledirect Pte Ltd and Teledirect Pte Ltd became a wholly-owned subsidiary of Agorae Pte Ltd. On December 3, 2019, Agorae Pte Ltd changed its name to TDCX Holdings Pte. Ltd. On December 4, 2019, Teledirect Pte Ltd changed its name to TDCX (SG) Pte. Ltd.

On April 16, 2020, TDCX Inc. was incorporated as an exempted company in the Cayman Islands to acquire our Founder’s shareholder’s interest in TDCX KY, which it did on March 23, 2021 through a series of transactions contemporaneous with the drawdown of the Credit Suisse Facility. TDCX KY had previously acted as the holding company of our subsidiaries.

We operate our business through a number of direct and indirect subsidiaries. As of December 31, 2023, we have subsidiaries in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Indonesia, Australia, Taiwan, Türkiye, Vietnam, Brazil and the United States.

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

On March 1, 2024, we entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with our Principal Shareholder (“Parent”), and Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which we will be acquired by our Founder and his affiliates (the “Buyer Group”) in a transaction implying an equity value of TDCX Inc. of approximately US$1.037 billion.

The members of the Buyer Group currently beneficially own, in the aggregate, approximately 86.1% of all the issued and outstanding shares, representing approximately 98.4% of the aggregate voting power of the Company. Parent and the Buyer Group members have entered into rollover and contribution agreements, pursuant to which (i) Parent has irrevocably agreed to contribute its shares in TDCX Inc. to the Merger Sub prior to the closing of the Merger (as defined below) in exchange for newly issued ordinary shares of Merger Sub, and (ii) certain other Buyer Group members and their affiliates have irrevocably agreed to contribute their respective shares in TDCX Inc. to the Merger Sub prior to the closing of the Merger in exchange for newly issued ordinary shares of Parent.

Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge with and into the TDCX Inc. through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands (the “Merger”), with TDCX Inc. surviving the Merger as the surviving company and becoming a direct wholly-owned subsidiary of Parent as a result of the Merger.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Class A ordinary share and each Class B ordinary share (collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per Share without interest; (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement for the ADSs); (iii) each vested warrant granted pursuant to the warrant agreement with Airbnb dated September 2, 2022, issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest; and (iv) each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for the right to receive the fair value of such Dissenting Share as determined by the Grand Court of the Cayman Islands in accordance with Section 238 of the Cayman Islands Companies Act.

Our board of directors, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by our board of directors (the “Special Committee”), approved the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors. Because the Merger is a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands, the Merger does not require a shareholder vote or approval by special resolution of TDCX Inc.’s shareholders if a copy of the Plan of Merger is given to every registered shareholder of TDCX Inc.

The proposed Merger is a “going private transaction” under SEC rules. There is no assurance that the Merger will be consummated. For a discussion of various risks relating to the Merger, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Merger,” and for additional information regarding the Merger, see our Schedule 13E-3 filed with the SEC on March 8, 2024, as amended.

The Merger is currently expected to close in the second quarter of 2024. If completed, the Merger will result in TDCX Inc. becoming a privately-owned company which is directly wholly-owned by Parent, its ADSs will no longer be listed on the NYSE, and the ADS program will be terminated.

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

Overview

We are a Singapore-headquartered, award-winning digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients. Our expertise and strong footprint in Asia have made us a trusted partner for clients looking to tap into the region’s growth potential. In the years ended December 31, 2021, 2022 and 2023 we recorded revenue of S$555.2 million, S$664.1 million and S$658.4 million (US$499.3 million), profit for the year of S$103.8 million, S$104.9 million and S$120.2 million (US$91.1 million) and Adjusted EBITDA of S$183.7 million, S$198.0 million and S$172.7 million (US$131.0 million), respectively. For the same periods, we recorded net profit margins of 18.7%, 15.8% and 18.3%, respectively, and Adjusted EBITDA margins of 33.1%, 29.8% and 26.2%, respectively.

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

We have an international footprint. As of December 31, 2023, we service our clients’ customers globally in more than 20 languages in 18 geographies: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Indonesia, Australia, Taiwan, Türkiye, Vietnam, and Brazil.

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content, trust and safety services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the B2C and the B2B markets. Our content, trust and safety services offering helps our clients create a safe and secure online environment for social media and online platforms by providing a human touch to content, trust and safety services.

Key Financial and Operational Metrics

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2023	2022	2021
Revenue (S$ thousands)	658,351	664,120	555,198
Profit for the year (S$ thousands)	120,150	104,938	103,842
EBITDA (S$ thousands)(1)	180,544	180,306	179,802
Adjusted EBITDA (S$ thousands)(1)	172,686	198,010	183,683
Net profit margin (%)	18.3	15.8	18.7
EBITDA margin (%)(1)	27.4	27.1	32.4
Adjusted EBITDA margin (%)(1)	26.2	29.8	33.1
Number of clients(2)	97	84	52
Debt (bank loans) (S$ thousands)	—	—	16,810

Notes:

(1)

“EBITDA” represents profit for the year before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense (or net reversal) incurred in connection with our PSP, net foreign exchange gains or losses and acquisition-related professional fees. The reported amounts for Adjusted EBITDA for the financial year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior years In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the financial years ended December 31, 2021 and 2022. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-IFRS Financial Measurements” for information regarding the limitations of using such non-IFRS financial measures.

(2)	The number of clients is calculated as of December 31 of the years indicated.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to profit for the year and EBITDA margin and Adjusted EBITDA margin to net profit margin, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the periods indicated:

	For the Year Ended December 31,
	2023			2022		2021
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)
	(in thousands, except percentages)
Revenue	499,280	658,351	—	664,120	—	555,198	—
Profit for the year and net profit margin	91,120	120,150	18.3	104,938	15.8	103,842	18.7
Adjustments:
Depreciation expense	33,069	43,605	6.6	39,731	6.0	39,853	7.2
Income tax expenses	19,948	26,304	4.0	37,049	5.6	28,237	5.1
Interest expense	1,651	2,177	0.3	1,936	0.3	8,414	1.5
Interest income	(8,867)	(11,692)	(1.8)	(3,348)	(0.5)	(544)	(0.1)

EBITDA and EBITDA margin	136,921	180,544	27.4%	180,306	27.1	179,802	32.4
Adjustment:
Equity-settled share-based payment expense	(6,907)	(9,108)	(1.4)	19,465	2.9	5,204	0.9
Net foreign exchange gain	(323)	(426)	(0.1)	(1,761)	(0.2)	(1,323)	(0.2)
Acquisition-related professional fees	1,271	1,676	0.3	—	—	—	—
Adjusted EBITDA and Adjusted EBITDA margin	130,962	172,686	26.2	198,010	29.8	183,683	33.1

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

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023			2022		2021
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	299,590	395,040	60.0	384,184	57.8	334,047	60.2
Sales and digital marketing	133,796	176,423	26.8	166,506	25.1	114,718	20.7
Content, trust and safety	61,438	81,012	12.3	109,496	16.5	103,538	18.6
Other service fees(1)	4,456	5,876	0.9	3,934	0.6	2,895	0.5
Revenue	499,280	658,351	100.0	664,120	100.0	555,198	100.0

Note:

(1)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.

Since 2012, when we secured our first new economy client, new economy clients have grown to contribute up to 93.1%, 91.9% and 87.8% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. Our top five clients for each of 2021, 2022 and 2023, on a consolidated basis, accounted for a total of 84.4%, 81.2% and 72.6% of our total revenues in the years ended December 31, 2021, 2022 and 2023, respectively.

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

In January 2023, we launched our first Digital CX Center of Excellence in Singapore, which is focused on leveraging technology to develop CX solutions that enable hyper-personalized, seamless and secure customer engagement in both physical and virtual environments, such as in the metaverse. Such a center aims to pilot and validate new CX models and the supporting emerging technology architecture, to develop practical real-world applications and use cases.

Sales and Digital Marketing Services

Our sales and digital marketing services help our clients market their products and services to their potential customers in both the B2C and the B2B markets. In the B2B market, we primarily help our digital advertising platform clients attract more advertisers and grow their Internet and social media advertising businesses. For example, we have been engaged by these advertising platforms to help small-and medium-sized businesses develop online advertising campaigns on our client’s platforms. We do this by helping these enterprises optimize their advertising campaign key words and target demographics to make their advertisements more effective. This increased effectiveness translates to more business for our clients as their customers experience greater return on their advertising investments and become more likely to continue or expand advertising purchases. In the B2C market, we have sales and direct-marketing capabilities to support client campaigns. Our sales and digital marketing services are supported by a suite of data analytical capabilities that provide business insights through user-friendly data visualizations. Our key clients for these services include Meta and a leading search engine company.

Content, Trust and Safety Services

We commenced our first campaign for content monitoring and moderation services in 2018. In late 2021, we also commenced providing data labeling services to our clients. We categorize and label content on our client’s platforms to train and improve machine learning while also refining algorithms and predictive models. Our client then uses this information to enhance the user experience for the end users of the platform and utilize key insights on user behavior and evaluation of models for further product improvements and development. In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.

Our content, trust and safety services comprise content monitoring and moderation services, trust and safety services and data annotation services.

Content monitoring and moderation services involve the review of user submitted content for violation of terms of use or non-compliance with the specifications and guidelines provided by our clients. Such services create a safe and secure online environment for social media platforms by providing human interaction to content moderation services. Effective content moderation requires excellent command and understanding of the specific language involved, as well as a good understanding of the regional and local political and social context of social media exchanges, which are fluid and constantly evolving. This makes it difficult for our clients to rely solely on technical solutions, which is why our skilled agents are paramount. Our clients expect our campaigns to be staffed with highly skilled and trained personnel who have specific experience in the geographies and market knowledge of the countries we monitor. Our teams review social media and online platforms for content that violates terms of service or is illegal pursuant to the specifications and guidelines provided by the client. Trust and safety services entail our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serve to support the development of our clients’ efforts in machine learning and automation initiatives and projects.

Our content, trust and safety, and data annotation teams are immersed in a positive work culture and have a supportive environment focused on their health, wellbeing and resiliency, including having access to dedicated mental wellness professionals who are located onsite in our offices. This helps ensure a higher level of employee engagement and lower levels of attrition as we remain focused on ensuring the wellbeing of our employees. This in turn leads to performance outcomes aligned with our clients’ requirements.

Other services

We provide additional services that we typically offer to select existing clients in support of existing engagements that these clients have with us. These services include providing workspaces to existing clients and providing human resource and administration services to clients.

Operations

We provide services in more than 20 languages, including English and key Asian languages, such as Mandarin, Thai, Korean, Bahasa Melayu, Bahasa Indonesia, Vietnamese and Japanese. Some of our campaigns are served out of multiple offices. Our engagements are organized by campaign, with each campaign being serviced by a dedicated team. All of our newly employed agents go through an initial training process, as well as campaign-specific training. The total training period can last up to three months in some cases. We have made significant investments in infrastructure, proprietary technologies, management and development processes that capitalize on our extensive experience managing large and regional operations. As of December 31, 2023, we were engaged by 97 clients. Multiple teams can serve each client, as a single client may have multiple campaigns that are each organized around discrete work requirements and specifically organized and staffed with campaign-specific training to address the particular needs and specifications of the campaign. If and when a campaign is complete, our employees are assigned to a different campaign, including to different campaigns with the same client to utilize client-specific know-how.

As of December 31, 2023, we had campaign teams staffed by up to several hundred employees each. Campaign teams are supported by campaign specific technologies, which are often provided by our clients (such as proprietary client-developed CRM, software or telephony systems), licensed or developed by us or our clients (see “—Information Technology and Management Information Systems”).

Our operating structure gives us the flexibility to quickly adapt to client requirements and changing circumstances. In the past, we have been successful at quickly ramping up new campaigns or expanding existing campaign teams on short timelines.

Data Analytics

As part of our value-added services for our customer service operations, we have a dedicated team of data analytics specialists who help monitor both our employee performance and our clients’ customer satisfaction metrics, such as customer satisfaction, net promoter score, average holding time, and first call resolution. As of December 31, 2023, we have a team of approximately 140 analytics personnel who support our global operations platform. We are focused on the use of data analytics to optimize our platform in order to meet our clients’ needs by allowing us to provide continuous access to KPIs of our clients and also to empower our resource allocation and identify areas that we can improve upon. Our regional business analytics team is a key part of our success as it supports the decision-making processes of our management team, human resources and finance functions, business development efforts and our business excellence optimization strategies. Finally, for certain of our campaigns, we include dedicated data analysts to support the campaign teams.

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

Finally, our data analytics is supported by our data warehousing infrastructure. Our Enterprise Data Warehouse, now named Acuity, is a cloud-based data warehouse which we implemented instead of a traditional tiered, on-premises approach. Acuity allows us to scale our data warehousing capability to match the pace and scale of growth of our digital client base. Acuity serves as the ultimate repository for our business data. Acuity is hosted by a leading cloud storage provider and enables us to provide actionable insights to our clients who need us to guide them on the changes happening at the frontline of their businesses with their clients.

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

Our Offices

As of December 31, 2023, we have offices in 16 geographies: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Türkiye, Vietnam, Brazil, and Indonesia. Our offices (i) allow us to respond to market demand and growth opportunities in domestic, regional and global markets across Southeast Asia and the Global English end-markets (which includes North America, the United Kingdom, Ireland, Australia and New Zealand), China, Japan and Europe; (ii) provide us with access to diverse talent pools; (iii) equip us with multi-lingual capabilities; and (iv) enable us to leverage time zones to provide 24/7 service to our clients. A country director leads the operations in each country in which we operate and is responsible for operations and maintaining client relationships within that country.

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

•

Singapore—Our headquarters in Singapore was opened in 1995 upon our founding as Teledirect Pte Ltd. Our Singapore office services large multinational corporations which have their regional headquarters in Singapore, and certain Singapore government agencies. We provide omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services from our Singapore office.

•

Malaysia—We opened our Kuala Lumpur office in 2001. Our Kuala Lumpur office services Southeast Asian and North Asian customers in a variety of regional languages. We provide omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services from our Malaysia office.

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

•

Thailand—We opened our Bangkok office in 2005. Our Bangkok office serves as our hub in the Indochina region and we support our clients’ operations that require native speakers from emerging markets such as Vietnam, Cambodia and Laos, in addition to Thailand. We provide omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services from our Thailand office.

•

The Philippines—We opened our Manila office in 2014, our Cebu office in 2019 and our Iloilo City office in September 2022. Our offices in Manila, Cebu and Iloilo City leverage a talented employee pool of proficient English speakers to service Global English end-markets, including North America, United Kingdom, Ireland, Australia and New Zealand. We provide omnichannel CX solutions and sales and digital marketing services from our offices in the Philippines.

•

China—We opened our Beijing office in 2017, our Shanghai office in 2020 and our Hangzhou and Xi’An offices in 2022. Our offices in China primarily support Mandarin-language campaigns for international clients with operations in China. We provide omnichannel CX solutions and sales and digital marketing services from our China offices.

•

Spain—We opened our office in Barcelona in 2018. This was our first office outside of Asia and the first in Europe. Our office in Barcelona will act as our hub for expansion in Europe. We provide omnichannel CX solutions and sales and digital marketing services from our Spain office.

•

Japan—We opened our Yokohama office in 2019. The office primarily supports Japanese-language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Japan office.

•

India—We opened our office in Hyderabad in 2020. The Hyderabad office serves as our hub for expansion in India and service Global English end-markets. We also expect that our Hyderabad office will be able to serve as a digital hub that will allow us to grow our technology capabilities throughout our Company. We provide omnichannel CX solutions and sales and digital marketing services from our India office.

•

Colombia—We opened our office in Bogotá, D.C. in 2020. We entered into our first MSA to provide services from our Bogota office in July 2021. This is our first office in Latin America and will act as our hub for expansion in Latin America, as well as into North America, as requested by our clients. We provide omnichannel CX solutions and sales and digital marketing services from our Colombia office.

•

South Korea—We opened our office in Seoul in 2021. This office will help us expand our capability for services to global clients as well as new economy clients. We provide omnichannel CX solutions and sales and digital marketing services from our South Korea office.

•

Romania—We opened our first Eastern European office in Bucharest in 2021. This office will serve as a complementary offering to our already established European office in Barcelona to provide our clients with alternative and complementary lower cost options for less complex or non-native language campaigns. We provide omnichannel CX solutions and sales and digital marketing services from our Romania office.

•

Türkiye—We opened our office in Istanbul in 2022. This office aims to strengthen TDCX’s network and our capability to offer Turkish and Arabic in addition to European languages such as German. We will also be able to serve the European and Middle Eastern markets more effectively. We provide omnichannel CX solutions services from our Türkiye office.

•

Vietnam—We opened our office in Ho Chi Minh City in 2022. Our Vietnam office primarily supports Vietnamese language campaigns for international clients with operations in Vietnam. We provide omnichannel CX solutions from our Vietnam office.

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

Sales and Marketing

We market our services primarily through our business development team. Our business development team, which is led by our Group Chief Client Solutions Officer, has coverage teams for each of the Asia Pacific, North American and European regions. Once opportunities are discovered by the business development team, a dedicated pitch team works with our operating personnel, including our CEO and country directors, to develop proposals and pursue these opportunities. Relationships with existing clients are managed by our relationship managers, who are often the country directors at the locations where our client campaigns are focused and who are in charge of day-to-day operations on client campaigns. Our client relationship professionals collaborate with our operations teams, regional business analytics team and country directors to develop client-focused solutions that we pitch to our clients. Since the operations teams have day-to-day interactions with our clients, they provide valuable insight into our clients’ needs and issues. This allows us to incorporate client feedback quickly into our business development efforts and to tailor our proposals to known client needs.

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

Contracts and Pricing Model

Our contracts are typically structured as an MSA that embodies the key terms of our engagement with our clients. Many of our clients have their own standard MSA templates they use with their other service providers but we also have an MSA template that caters to clients who do not have their own templates.

Each client’s campaign is defined under an SOW, which sets out the services to be provided for each client campaign (including price, FTEs deployed, service level agreement and technical specifications and requirements). An SOW may also contain clauses that supersede the terms of the MSA as necessary for each campaign. This structure allows us to quickly define and implement new client campaigns as they come up without protracted legal discussions, which have been undertaken upfront in the MSA.

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

Our contracts typically specify service levels that we must provide, as reflected by target KPIs selected by our clients according to their internal policies or requirements. Some examples of KPIs used by our clients are customer satisfaction and turnaround time. In the last five years, we have generally met most of our KPI requirements in most campaigns.

Over the years, our pricing model has evolved in part, according to industry trends and feedback we have received from our clients. Our current model includes a fixed rate either on per FTE resource deployed or per productive hour, and a variable price component that is based on meeting certain KPI targets assessed periodically. Our pricing models for any given arrangement often include a fully priced rate per FTE deployed or productive hour, subject to potential increases or deductions based on KPIs.

Clients

As of December 31, 2023, we were engaged by 97 clients, many of which are leaders in their respective industries and demand best-in-class service from their outsourcing partners. We have clients in a wide variety of industries which we organize under our ten industry verticals, namely: (1) travel and hospitality, (2) digital advertising and media, (3) fast-moving consumer goods, (4) technology, (5) financial services, (6) fintech, (7) government and non-governmental organizations, (8) gaming, (9) e-commerce and (10) education. Our client base includes both long-standing marquee clients, as well as an expanding client base of new economy clients. Since 2012, when we acquired our first new economy client, new economy clients grew to contribute up to 93.1%, 91.9% and 87.8% of our total revenues for the years ended December 31, 2021, 2022 and 2023, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our largest clients account for a significant portion of our total revenue and any loss of a large portion of business from any of those large clients could have a material adverse effect on our business, financial condition and results of operations.”

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

Our clients will periodically audit the campaign operations or appoint third parties to do so. We also have regular informal feedback from our clients on an ongoing basis. While the specific audit process varies from client to client, each client will typically conduct both process and execution audits annually. Process audits typically cover a variety of areas, including cost management and invoicing accuracy, operational management including regular updates, clear roles and responsibilities, and information security management. Execution audits are mainly based on quantitative measures such as service-level and first-call resolution to evaluate customer care efficiency, operation efficiency and customer feedback.

Innovation and Development

We consider the innovation and development of new products and services to be an important part of our ability to provide high-value services to our clients. We conduct all of our innovation and development activities in-house through a dedicated digital innovation team, Digital Lab, located in Malaysia and India. As of December 31, 2023, our Digital Lab team included approximately 48 employees and managed seven areas, namely: (1) UIUX Design, (2) Digital Marketing, (3) Tech and Product Development, (4) Research and Development, (5) Product Management, (6) Product Support, and (7) Branding and Strategy. The development team focuses on building tools using AI and machine learning to augment the delivery of the desired customer experience. We have received numerous awards relating to our research and development efforts. See “—Awards and Recognition.”

In the last few years, we have developed a number of innovative tools that enhance our service offerings, such as the Flash Hire platform, LiveView, and AI-enhanced knowledge bases. We enhanced productivity with robotic process automation and our enterprise data lake, and have also developed a remote monitoring application for security and fraud detection, which is currently in prototype form. For more information on these tools, see “—Information Technology and Management Information Systems.”

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

Our competitive advantage is that we are an internationally integrated, human-capital-centric provider of digital customer experience solutions to our clients with a specific expertise in providing tailored solutions and managing complex new economy interactions.

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

Our culture is defined by five core values:

•	Teamwork — Together, we make anything possible

•	Innovation — Embrace new ideas and innovate

•	Courage — Don’t be afraid to take risks

•	Initiative — Be the first to take charge

•	Trust — You only have one reputation

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

We employ an iterative hiring process that consists of multiple screening processes, including online assessments and behavioral interview techniques, to select employees who will be successful at our Company. We also focus on hiring a mix of native language speaking employees and international expatriates to meet our clients’ needs. To ensure that candidates are assessed fairly and that all panel interviewers come to a consensus on the hiring decision, we use online interview platforms to conduct recorded video interviews. This includes our proprietary digital hiring system, Flash Hire. Flash Hire leverages AI to automate routine administrative tasks from the recruitment process and shortens our hiring time by more than half. The system also incorporates predictive analytics that learns about the characteristics of our best performers and applies those insights in our recruitment process. We primarily recruit our employees through advertising on job boards and employee referrals. We focus on the latter which we have found helps in identifying candidates who would fit into our Company culture and assimilate into the team more easily. We also use external recruitment agencies to help us hire employees when entering new markets and when there is a need to scale up our hiring for new projects quickly.

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

We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content, trust and safety teams to help them deal with the particular stresses of content, trust and safety work. We deployed a digital employee assistance program and mental health digital coaching platform to our employees in 2021.

In 2021, we launched our career ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating countries has a dedicated career coach, with whom employees can schedule one-on-one coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX. In 2022, we launched the functional competencies and career path program for our employees to be guided on their career development and career progression. These functional competencies will be part of the framework of our existing core values and leadership competencies that will be the framework for our employees to be assessed and developed to progress in their career path in TDCX. In 2023, we focused on our career ambassador’s framework, incorporating mentoring programs to advise our employees’ career and skill gaps. Each of our operating countries has mentoring programs supported by mentors from the leadership team, with whom employees can schedule mentoring sessions through open mentoring or scheduled mentoring. Such sessions aim to help our employees to close their skill gaps for their career progression readiness.

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

In August 2021, we adopted the PSP to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the Company’s success. It is also to align the interests of employees and executive directors with the interests of the shareholders of the Company.

Learning and Development

We believe that the opportunity for advancement is one of the key factors supporting our long-term employee retention. As of December 31, 2023, we have a team of 323 trainers who lead our new employee initiation programs, client-campaign-specific training programs and our internal development programs.

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

As a growing organization, we recognize that our leadership pipeline is critical to our future success. Our employees have access to a wide range of classroom courses including functional skills, leadership skills and data analytics programs provided by our internal learning and development department to ensure that they are equipped to deliver complex and high-value services to our clients. For example, in 2023, 732 TDCX team leaders attended our New Leaders’ Journey, a four-day blended program which focused on the technical and people management skills required by our first-time managers. We provide additional training on performance analytics and on-demand knowledge modules through our Flash Learn platform, which contains recorded presentations, quizzes and interactive modules on key skills such as compliance and security, self-management, inter-personal relations, leadership and business development. Many of our employees have received COPC CX Implementation Leader certifications offered by COPC, Inc., an industry leader in customer experience operations qualifications. Our Malaysia office has received an ISO 18295:2017 certification for customer contact center operations. We also have approximately 267 employees with Google Ads certifications as of December 31, 2023, which include employees that have been certified pursuant to client requirements.

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

Quality metrics measure subjective quality of the services we provide from the point of view of the customer. Some examples include customer satisfaction score, which rates customer happiness with a given interaction, first contact resolution, which measures whether or not a problem was resolved in the customer’s first interaction with us, customer effort score, which measures the ease in which the customer was able to obtain answers from us, and net promoter score, which rates the likelihood that a customer would recommend our service to others.

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

Employees by Geographic Location Providing Services

The following table sets out the number of our total employees by geographic location providing services or conducting operations:

	As of December 31,
	2023		2022		2021
Singapore	1,170		1,478		1,454
The Philippines	7,055		6,783		5,750
Malaysia	5,516		5,826		4,201
Thailand(1)	1,821		2,122		2,363
China	388		343		390
Japan	532		492		359
Others	1,380	(4)	839	(3)	189	(2)

Total	17,862		17,883		14,706

Notes:

(1)	Data as of December 31, 2021 included 289 employees deployed under our human resource and administration services.
(2)	Comprises employees in Spain, India, Colombia, South Korea, and Romania.
(3)	Comprises employees in Spain, India, Colombia, Hong Kong, Australia, Taiwan, Türkiye, Vietnam, and Brazil.
(4)	Comprises employees in Spain, India, Colombia, Hong Kong, Australia, Taiwan, Türkiye, Vietnam, Brazil, and Indonesia.

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

We hire primarily permanent employees for our campaigns, though we may hire expatriate employees on fixed-term contracts. We do not match employee contract durations to campaign duration, and where practicable, we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.

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

Flash Hire, which is our flagship application, is a job matching recruitment tool that finds the best-fit talents through data and customized assessments. Using a propensity model that compares the desired and actual result of behaviors and skills required, hiring managers can pre-screen candidates with high, medium and low fits prior to live interviews. Overview of performance can be easily tracked through a comprehensive dashboard and customizable reporting that visualize data for various metrics. We can also effectively scale our recruitment efforts across regions as it is browser and mobile friendly — candidates can complete competency tests and virtual interviews on-the-go with any device while recruiters can access real-time information on candidate profiles.

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

The next stage of Flash Hire’s development sees the enablement of automating the assigning of assessments to relevant skills and roles. Fully customizable, recruitment professionals can now receive recommendations of tests befitting specific job needs. This allows quicker configurations and less human errors. Another pipeline feature is smart scoring with AI. Offering more thorough evaluations on video assessments and subjective tests, it minimizes human biases and keeps the grading process more transparent. Flash Connect is also within the roadmap as a sourcing and automation tool to enhance the ability of Flash Hire as an intelligent job aggregator.

Other notable products of FLASH

Flash Coach aims to scale and maximize coaching modules easily with remote or onsite sessions. It makes coaching scalable through measurable one-to-one engagements and organizational cohesion. Coaches and coachees can conduct, monitor and create actionable plans easily with our mobile-friendly user interface equipped with a session scheduler, action plan builder and QA scorecard designed with metrics such as problem-solving, timekeeping, follow-up process, and tone and attitude. It also streamlines modules enterprise wide with individual, team and country level dashboards as well as a standardized methodology of the GROW and PDCA frameworks.

Flash Pulse is a continuous employee listening survey to help us be in the know of employee happiness regularly. Unlike the conventional bi-annual surveys, Flash Pulse is launched weekly or fortnightly across the network. With the goal to uncover engagement patterns, and enable attrition forecasting and early detection of risks, it offers customizable bite-sized pulse surveys, a nine-metric system for in-depth people analysis, clean data visualizations powered by our business analytics platform and an anonymous feedback system.

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

TDCX Mobile Dashboard App (now part of Acuity)

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

LiveView

We have created a browser-based video-support platform that leverages a third-party programming interface utilizing hyperlink technology. It removes the need for cumbersome app installations compared to other video-chat support tools. All LiveView takes is to SMS or email a video chat URL to customers. Upon clicking, the video function enables live interactions that allow support teams to view product issues and offer guided troubleshooting. This has decreased the cost for our clients by reducing the number of cases for shipment of non-defective products to the company.

Stealth

Stealth is a lead prospecting tool that builds a leaner B2B prospects database with pre-qualified leads to close deals faster. It accelerates the sales process by pre-screening prospects based on their contactability and company profiles. With worldwide scraping coverage, teams can retrieve listings with data fields (e.g., industry, location and size) and filters (e.g., reviews and ratings) and export reports into formats such as spreadsheets.

Conversational AI Knowledge Base

Driven by a large language model, the Conversational AI Knowledge Base enables conventional knowledge bases to be human-like. Proven to reduce average handling time, customer service front liners can tap into quick searches of resolutions and shared learnings in a Q&A interaction. They can also benefit from its generative AI capabilities that provide ready-to-be-used conversational responses and multilingual support of up to 99 languages.

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

We deploy web-based robotic process automation technologies licensed from Automation Anywhere, which allows us to automate many of our routine business processes. As of December 31, 2023, we have implemented over 50 automation bots, including information gathering, data entry, data monitoring and validation and quality control processes. The robotic process automation technologies are fully integrated with our internal systems so that all information flow is automated. These technologies have been particularly helpful in report generation, where business analysts may need to refer to reports generated by as many as seven different systems to prepare information for our clients. These systems have automated tedious, repetitive, time-consuming activities that were prone to human error.

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

We have received certifications such as ISO 9001:2015 and ISO 27001:2013 for optimal management of various aspects of information security, including personnel, physical, systems and facility security. Our information security framework takes into account compliance requirements and protection of our clients’ and their customers’ information. We work on the principle of storing no customer data wherever possible in order to keep customer data and data privacy on the networks of our clients. Most clients do not require us to store customer data. Where we do, efforts are made to secure such data, by keeping the data on servers in our data centers which are physically and logically partitioned and protected. All our clients are on separate virtual-local area networks and are logically partitioned from one another. Client contracts usually specify data protection obligations and levels of data protection.

On a physical level, all our locations have security-controlled access that is restricted only to personnel who have a need to be present on the call floor for operational reasons.

Intellectual Property

In November 2019, we rebranded ourselves as “TDCX” and began providing services using our “TDCX” trademark. As of December 31, 2023, there were trademark registrations in 16 jurisdictions in the name of TDCX Holdings Pte. Ltd.: Singapore, Malaysia, Hong Kong, the European Union, the United Kingdom, India, the Cayman Islands, the Philippines, Colombia, China, Japan, Türkiye, South Korea, Australia, Vietnam, and Taiwan. There is a pending application for trademark registration in the United States and a possible re-application in Thailand. There are also trademark registrations in the name of a subsidiary in China.

Our contracts usually provide that all intellectual property created for the use of our clients will automatically be assigned to our clients. We also use our clients’ software systems and third-party software platforms to provide our services. We customarily enter into licensing and nondisclosure agreements with our clients with respect to the use of their software systems and platforms.

Facilities

Our corporate headquarters is located in Singapore and, as of December 31, 2023, we leased properties in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania and Türkiye. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 305,234 square feet, Malaysia, where we lease approximately 233,784 square feet, and Singapore, where we lease approximately 89,249 square feet and includes our corporate headquarters.

In addition, we have obtained a right to use facilities in Malaysia, Vietnam, Brazil, Indonesia and Taiwan from co-working space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

Awards and Recognition

Since our founding, we have received over 500 awards to date, including, but not limited to:

•	2023 Great Place To WorkTM Certification — Awarded by Great Place to Work Institute to TDCX Singapore, Colombia, Brazil, India, Korea, Vietnam, Philippines and Thailand

•	Best New Customer Contact Operation Awards 2023 — Awarded by European Contact Centre & Customer Service to TDCX Türkiye

•	The Best Customer Satisfaction Contact Center (Gold) 2023 — Awarded by TCCTA Awards 2023 to TDCX Thailand

•	White Company Award 2023 — Awarded Silver certification by White Company to TDCX Japan

•	Champion In Business Process Outsourcing (BPO) 2023 — Awarded by Graduates’ Choice Awards to TDCX Malaysia

•	Excellence in the use of HR tech (Bronze Award) 2023 — Awarded by HR Excellence Awards to TDCX Malaysia

•	Excellence in Digital Transformation (Gold) 2023 — Awarded by HR Excellence Awards to TDCX Thailand

•	The Straits Times Singapore’s Best Employers 2023 — Awarded by The Straits Times to TDCX Singapore

•

The Enterprise Award for 2021/2022 — Awarded by The Business Times, a business daily published by SPH Media Limited and DHL, the global market leader of the international express and logistics industry, to TDCX Singapore

•	Recognized as a Leader in the 2022 Information Services Group (ISG) Provider LensTM Contact Center — Customer Experience Services report for Singapore and Malaysia

•	Clutch 2022 B2B Leaders in the categories of India’s Top Performing Business Services Companies and Operations Consulting — Awarded by Clutch to TDCX Singapore

•	Employer of the Year (Gold) — Awarded by HR Excellence Awards to TDCX Singapore

•	Cxp Best Customer Experience Award — Awarded by CXP Best Customer Experience Awards to TDCX Malaysia in 2021

•	Best Companies to Work for in Asia — Awarded by HR Asia to TDCX Malaysia, China, Thailand and Philippines in 2021

•	2021 Singapore Top 15 Best Workplaces — Ranked #15 — Awarded by Great Place to Work Awards to TDCX Singapore in 2021

•	Excellence in HR Innovation — Gold — Awarded by HR Excellence Awards 2021 to TDCX Malaysia and Thailand in 2021

•	Best Use of Technology for Recruiting — Awarded by World HRD Congress to TDCX Philippines in 2021

•	Innovative Achievement in Growth — Silver Stevie Award. Awarded by Asia-Pacific Stevie Awards to TDCX Philippines in 2021

Sustainability

We are committed to bringing positive transformation to empower our people, to uplift local communities, and to promote environmental sustainability in the countries in which we operate.

We strive to incorporate environmental, social and governance, or ESG, considerations in our operations as we advance our interests and those of our stakeholders in a responsible manner. Through the help of an independent third-party consultant, we engaged with internal and external stakeholders to identify a list of topics and issues that are a priority for TDCX (see figure below).

The assessment showed that critical elements to TDCX spanned the areas of strong governance, social impact, customer privacy and environmental responsibility. With people at the heart of TDCX’s business, social factors relating to employment, training and education, diversity and equal opportunity are also critical to our continued success and the sustainable development of the wider community.

These key topics will form our areas of focus as we determine our strategies, initiatives and performance in relation to ESG. As we progress on our ESG efforts, we aspire to provide further details in a sustainability report.

Category	ESG Topics
Social	Employment practices
Training and development
Diversity and inclusion
Data privacy
Environmental	Energy management
Climate change & emissions
Governance	Business ethics, integrity & transparency

An overview of our approach addressing ESG-related topics, and a summary of our ESG-related initiatives and corporate social responsibility, or CSR, activities are provided below.

Social

To achieve the positive impact we aim to bring, the transformation must first begin within the heart of our organization – our people. Our employees and distinctive corporate culture are important enablers of our success. Hence, we place great care and emphasis on creating a work environment where everyone feels safe, supported and empowered.

We strive to create an optimal environment by promoting human rights and economic empowerment, creating diverse and gender-equal workplaces, and investing in our people’s development and wellness.

To this end, we strive to advance impact sourcing across our global markets. As of December 31, 2023, we have a workforce consisting of 91 different nationalities and 48 ethnic groups. Additionally, women make up over half of our employees across our global footprint.

We aim to actively create a work environment that offers opportunities for both women and men to develop and to progress in their careers by providing access to mentorship, leadership development, and implementing fair and transparent pay practices. Such initiatives have led to women making up approximately half of our leadership.

Community

We believe in transforming communities and creating a positive social impact by giving back, one project at a time. From promoting inclusive economic growth, supporting educational development, providing disaster relief, to partnering with non-government organizations and responsible sourcing, our CSR programs are aimed at helping and uplifting members of the communities in the countries where we operate.

In October 2022, we launched the TDCX Foundation as a donor advised fund managed by the SymAsia Foundation, a grant-making foundation established and registered by Credit Suisse, which aims to drive social impact for disadvantaged communities, particularly by providing funding for initiatives that provide access to technology, connectivity, IT equipment, and the skills needed to thrive in a digital economy.

In the same year, we pledged S$150,000 towards digital empowerment projects across our biggest markets for implementation in the next three to four years. The first project that we supported through the TDCX Foundation came to fruition in 2023. With the help of World Vision Foundation of Thailand, we were able to digitize a school library in the rural highlands of Udon Thani province. The project’s goal was to equip the school library with digital equipment, such as computers, laptops and educational software, to enable students’ participation in e-learning programs for greater digital literacy. Notably, in the final report from World Vision Foundation of Thailand, it was highlighted that the project has successfully contributed to the increased attendance of students in the school library and growth in students’ interest in self-led learning in their new digital environment.

In the Philippines, TDCX worked with World Vision in equipping and empowering out-of-school youth individuals with soft skills to be employed in digital jobs in the customer service industry. The youth were given training in communication strategies and etiquette, building rapport, customer profiling, navigating job interviews, and more. Several participants who had completed the three-week course were able to secure jobs within months following the training.

Aside from supporting digital empowerment initiatives, TDCX Foundation also extends help and support in times of global calamities. In February 2023, TDCX partnered with UNICEF Philippines and donated US$10,000 to the victims of the 7.8-magnitude earthquake in Türkiye, which left many children and families in need of food, clothes, and shelter.

Throughout 2023, our global campuses actively partnered with over 30 external organizations and implemented CSR activities in their own local communities. We have made in-kind donations of food, clothes, and gadgets, and undertaken tree planting activities, clean-up drives, blood donation drives, outreaches in animal shelters and orphanages, and more. Through the participation and contribution of our people in various CSR initiatives, we reached approximately 2,000 volunteer hours.

Environment

We embrace our role in promoting sustainability through offsetting our carbon footprint, conserving water, minimizing the use of single-use plastics, and advocating recycling and environmental preservation across all our sites. We aspire to do business with a purpose beyond profit by encouraging positive environmental change. Aligned with our goal to be a climate-neutral company within the decade, we have offset 44,470 tonnes of carbon dioxide emissions by investing in Clean Development Mechanism projects supported by the United Nations. In addition, we purchased 3,500 megawatt-hours of International Renewable Energy Certificates, or I-RECs to reduce our scope 2 emissions. We had our carbon footprint inventory externally verified (ISO 14064) and achieved carbon neutral status (PAS 2060) for the second year in a row, covering calendar years 2021 and 2022 emissions data.

Additionally, TDCX partnered the Philippine Eagle Foundation to adopt a two-hectare plot within the Monkayo Pag-asa Carbon Forest in Davao de Oro, the Philippines. In 2023, a total of 1,763 trees were planted in the forest and among those planted were Lauan, Narra, Dao, Salingogon, Ipil, and Pili tree saplings, all of which are native and endemic species of trees in the country.

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

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which is only partially in force. As of the date of this annual report, key portions of such Act not yet in force include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”).

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

The Employment Agencies Act 1958 of Singapore, or the Singapore EAA, provides for the regulation of employment agencies. An employment agency refers to any agency or registry carried on or represented as being or intended to be carried on (whether for the purpose of gain or reward or not) for or in connection with the employment of persons in any capacity, but does not include any registry set up by an employer for the sole purpose of recruiting persons for employment on his own behalf. The Singapore EAA requires a person carrying on an employment agency to hold a license from the Commissioner for Employment Agencies of Singapore. Under the Employment Agencies Rules 2011 of Singapore, a license granted under the Singapore EAA shall be valid only in respect of the type of employment specified in the license, and a separate license shall be taken out for each employment agency.

Our Singapore subsidiary, TDCX Talent Solutions Pte. Ltd., obtained an employment agency license prescribed under the Singapore EAA in December 2023 which, subject to the conditions specified therein, permits it to carry on an employment agency for all types of workers except foreign domestic workers.

The Philippines

Under Philippine law, any person intending to conduct business within a local government unit’s administrative jurisdiction is required to secure a business permit issued by the local chief executive of such local government unit. The conduct of business operations without the required business permit may result in the payment of fines that may vary depending on the amounts prescribed in the tax ordinance of the relevant local government unit, and/or closure of the business. In the case of any violation of the ordinances of the relevant local government unit, the local government unit may impose fines, and in certain cases, revoke or cancel a business permit. If a business permit is revoked or cancelled, the local government unit shall also order the closure of the business.

Companies registered with Philippine Economic Zone Authority, or PEZA, are entitled to and may avail certain incentives under Philippine law, subject to compliance with applicable rules and regulations of PEZA. PEZA is a government agency that operates, administers and manages designated special economic zones, or Ecozones, around the Philippines. An Ecozone may contain any or all of the following: industrial estates, export processing zones, free trade zones, and tourist or recreational centers. PEZA-registered enterprises within an Ecozone are entitled to fiscal and non-fiscal incentives such as, but not limited to, income tax holidays. The enjoyment by PEZA-registered enterprises of certain fiscal and non-fiscal incentives is subject to the terms and conditions of their respective registration agreements with PEZA, and continuing compliance with the PEZA rules and regulations and related laws. Transfers of assets of the PEZA-registered enterprises used in relation to its PEZA-registered business require the consent or approval of PEZA. In addition, the transfer or sale of all or substantially all of the assets of the corporation shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

In respect of declaration and payment of dividends, the board of directors of a Philippine corporation may only declare dividends out of unrestricted retained earnings. The issuance of stock dividends also requires the ratification of at least two-thirds (2/3) of the outstanding capital stock of the corporation.

The Data Privacy Act of 2012 of the Philippines, or the Philippine Data Privacy Act, is a comprehensive and strict privacy legislation aimed to protect the fundamental human right to privacy of data subjects by: (a) protecting the privacy of individuals while ensuring free flow of information; (b) regulating the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of personal data; and (c) ensuring that the Philippines complies with international standards set for data protection through the National Privacy Commission, or NPC. The Philippine Data Privacy Act mandates companies to inform the individuals about how their personal information is collected and processed. It also ensures that all personal information must be (a) collected and processed with lawful basis, which includes consent, and only for reasons that are specified, legitimate, and reasonable; (b) handled properly, ensuring its accuracy and retention only for as long as reasonably needed; and (c) discarded properly to avoid access by unauthorized third parties. Under the Philippine Data Privacy Act and its implementing rules, all Philippine companies shall comply with the following requirements: (a) appoint a data protection officer; (b) conduct a privacy impact assessment; (c) adopt a privacy management program and privacy policy; (d) implement privacy and data protection measures; and (e) establish a breach reporting procedure. In addition, companies with at least 250 employees, or whose processing is likely to pose a risk to the rights and freedoms of data subjects, or whose processing is not occasional, or with access to sensitive personal information of at least 1,000 individuals, are required to register their data processing systems with the NPC. Non-compliance with applicable provisions of the Philippine Data Privacy Act may, upon notice and hearing, be subject to compliance and enforcement orders, cease and desist orders, temporary or permanent bans on the processing of personal data, or payment of fines. In the case of non-compliant corporations, the penalty of fine and/or imprisonment shall be imposed upon the responsible officers (e.g., data protection officer, compliance officer), as the case may be, who participated in, or by their gross negligence, allowed the commission of the crime and/or security breach. Companies that are not subject to the mandatory registration requirement, and that choose not to voluntarily register, must submit a sworn declaration to the NPC providing for, among others, an undertaking to register with the NPC in the event such companies become subject to the mandatory registration requirement. A company that has successfully completed the registration process shall be issued a Certificate of Registration which is valid for one year from its date of issuance and renewable 30 days before the expiration thereof.

With respect to labor and employment, the Department of Labor and Employment, or DOLE, is the Philippine government agency which has exclusive authority in the administration and enforcement of labor and employment laws such as the Labor Code of the Philippines and the Occupational Safety and Health Standards and such other laws as specifically assigned to it or to the Secretary of DOLE.

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

Under the Labor Code of the Philippines, employees may be retired upon reaching the retirement age established in the employment contract or applicable collective bargaining agreement, if any. In the absence of any agreement providing for retirement benefits of employees, an employee, who has served at least five years in an establishment which employs more than ten employees, may retire upon reaching the age of 60 years or more but not beyond 65, which is the compulsory retirement age. The minimum retirement pay shall be equivalent to one-half month’s salary for every year of service, a fraction of at least six months being considered as one whole year. The retirement benefits mandated by the Labor Code of the Philippines are separate and distinct from those granted by the Social Security System, or SSS.

An employer or any person who uses the services of another person in business, trade, industry or any undertaking is required under Republic Act No. 11199, the Social Security Act of 2018, to ensure coverage of employees following procedures set out by the law and the SSS. Under the said law, an employer must deduct from its employees their monthly contributions in an amount corresponding to his salary, wage, compensation or earnings during the month in accordance with the monthly salary credits, the schedule and the rate of contributions as may be determined and fixed by the Social Security Commission, pay its share of contribution and remit these to the SSS within a period set by law and/or SSS regulations.

Employers are likewise required to ensure enrollment of its employees in a National Health Insurance Program administered by the Philippine Health Insurance Corporation, a government corporation attached to the Department of Health tasked with ensuring sustainable, affordable and progressive social health insurance pursuant to the provisions of Republic Act No. 10606, the National Health Insurance Act of 2013. On February 20, 2019, Republic Act No. 11223, the Universal Health Care Act, was enacted, which amended certain provisions of the National Health Insurance Act of 2013. Under the said law, all Filipino citizens are automatically enrolled into the National Health Program. However, membership is classified into two types, direct contributors and indirect contributors. Direct contributors refer to those who have the capacity to pay premiums, are gainfully employed and are bound by an employer-employee relationship, or are self-earning, professional practitioners, migrant workers, including their qualified dependents, and lifetime members. On the other hand, indirect contributors refer to all others not included as direct contributors, as well as their qualified dependents, whose premium shall be subsidized by the national government including those who are subsidized as a result of special laws. Every member is also granted immediate eligibility for a health benefit package under the program.

Under Republic Act No. 9679, the Home Development Mutual Fund Law of 2009, all employees who are covered by the SSS must also be registered with and covered by the Home Development Mutual Fund, more commonly referred to as the Pag-IBIG Fund.

Malaysia

In general, there is a requirement to obtain business premise licenses from the relevant local councils and authorities in accordance with the Local Government Act 1976 and the relevant by-laws and regulations for operating business premises in Malaysia. Most local or district councils have Licensing of Trades, Businesses and Industries By-Laws which stipulate, among others, that no person shall carry on any trade, business or industry in any place or premise within the respective district council unless he is licensed. Each set of by-laws applies within the boundaries of each local or district council. It is an offence for any person to use any premises for operating any business premises without a business premises license, which on conviction, is punishable with a fine not exceeding RM2,000 or to imprisonment for a term not exceeding one year or both and in the case of a continuing offence, to a fine not exceeding RM200 for each day during which the offence is continued after conviction.

Under the Personal Data Protection Act 2010 of Malaysia, or the Malaysian PDPA, organizations are required to (i) obtain consent from the individuals prior to collecting, using or disclosing their personal data unless the limited exceptions under the Malaysian PDPA arise; (ii) inform individuals in writing in two languages (i.e., English and the national language) of, amongst other things, the purposes for which their personal data will be processed and the third parties to whom their personal data will be disclosed; (iii) ensure that the personal data collected will be processed in a safe and secure manner in accordance with the security standards prescribed under the Personal Data Protection Standard 2015; and (iv) comply with the requirements under the relevant code of practice on personal data protection issued by the Personal Data Protection Commissioner of Malaysia which include, amongst others, the need for organizations to incorporate certain additional information in the personal data protection notice issued to individuals, and to implement security measures for high-risk processing activities including, but not limited to, robot process automation, AI, data analysis and prospective emerging technologies.

An organization that fails to comply with the provisions under the Malaysian PDPA may, if found guilty, be liable to a financial penalty up to a maximum of RM500,000 and any person who, at the time of the commission of the offence, was a director, chief executive officer, chief operating officer, manager, secretary or any person in a managerial capacity, may also be jointly or severally liable with the organization and be subject to imprisonment of up to a maximum of three years.

With respect to employee considerations, companies in Malaysia are also subject to the requirements under the Employees Provident Fund Act 1991, or the EPF Act, the Employees Social Security Act 1969, or the ESS Act, and the Employment Insurance System Act 2017, or the EIS. The EPF Act imposes a statutory obligation on employers and employees to make contributions to the employees’ provident fund, or the EPF, which is a pension fund that is mandatory (with a few exceptions) for all Malaysian employees. The EPF is a saving scheme for retirement purposes of an employee.

The ESS Act provides for social security for employment injury contingencies in favor of employees and is administered by the Social Security Organization, or SSO. It provides the right to claim benefits such as invalidity pension, disablement benefit, dependent’s benefit, funeral benefit and survivors’ pension. With effect from June 1, 2016, employers are required to make monthly deductions and contributions for all employees depending on their ages but regardless of their monthly wages, and generally calculated based on their monthly wages.

The EIS is an act administered by the SSO to provide certain benefits and a re-employment program for insured persons in the event of loss of employment. The EIS will provide temporary financial aid for up to six months for retrenched employees until they find new employment. Under the EIS, every employee and employer is required to pay mandatory monthly contributions to the SSO in accordance with the prescribed rates.

In Malaysia, the Employment (Restriction) Act 1968 provides that a non-citizen shall not be employed in any business in Malaysia without a valid employment permit. A foreign employee is required to obtain a work permit such as employment pass or professional visit pass issued by the Department of Immigration, Malaysia in order to carry out employment in Malaysia. Additionally, pursuant to the Employment (Amendment) Act 2022 which came into force on January 1, 2023, an employer is required to obtain the prior approval of the Director General of Labour of Malaysia before employing any foreign employee. An employer who fails to comply with this requirement may, if found guilty, be liable to a fine not exceeding RM100,000 or to imprisonment for a term not exceeding five years or both. However, such approval is not required for foreign employees employed before the Employment (Amendment) Act 2022 came into force.

Thailand

The Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, is the primary law regulating foreign participation or ownership of business operations in Thailand. Unless otherwise permitted by other applicable laws (e.g., Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended), other bilateral treaties and etc.), foreign business operations in Thailand will generally be subject to the FBA and, a “Non-Thai” person (as defined in the FBA) cannot conduct certain restricted businesses in Thailand, unless a foreign business license is obtained.

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

The Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and the Non-Life Insurance Act B.E. 2535 (A.D. 1992) (as amended) and relevant rules and regulations issued thereunder by the Office of Insurance Commission of Thailand regulate, amongst others, an operation of insurance brokerage business in Thailand, whereby any person wishing to engage in insurance brokerage business must obtain a requisite license before commencing such businesses.

The Commercial Registration Act B.E. 2499 (A.D. 1956) (as amended) and relevant rules and regulations issued thereunder by the Ministry of Commerce of Thailand require operators of certain prescribed businesses, including trading of products or services by electronics via an Internet system, to register themselves with the relevant Commercial Registration Office. Likewise, the Personal Data Protection Act B.E. 2562 (A.D. 2019), or the Thai PDPA, which came into full effect on June 1, 2022 (as deferred by the Royal Decree on Entities and Businesses of Data Controllers that are Exempted from the Personal Data Protection Act B.E. 2562 (A.D. 2019) (No.2) B.E. 2564 (A.D. 2021)), regulates the collection, storage, usage, disclosure and transfer of personal data of individuals in Thailand. In brief, the Thai PDPA requires data controllers and data processors to comply with the requirements prescribed thereunder, including, amongst others, consent requirements, lawful grounds, privacy notice, disclosure and transfer restrictions, and rights of data subjects.

We are also the recipient of certain investment incentives provided by the Thailand BOI. The Investment Promotion Act B.E. 2520 (A.D. 1977) (as amended) empowers the Thailand BOI to grant investment incentives to qualified business activities in Thailand. In particular, the Thailand BOI incentives primarily include (i) tax incentives (e.g., exemption or reduction of corporate income tax and import duties for machinery and raw materials); and (ii) non-tax incentives (e.g., permission to own land, remittance of foreign currency and bringing skilled workers into Thailand). In this connection, the Thailand BOI incentives are granted according to the type of qualified business activities (i.e., Activity-based incentives), whereby additional incentives may be granted for businesses which stimulate competitiveness enhancement, decentralization and industrial area development (i.e., Merit-based incentives). See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Industry—We may fail to attract and retain enough highly trained employees to support our operations.”

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

The Cybersecurity Law of the People’s Republic of China, or the PRC Cybersecurity Law, which came into effect as of June 1, 2017, and the relevant regulations require that network operators, which include, among others, call center services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of data. The PRC Cybersecurity Law also reaffirms the principles and requirements on personal information protection and strengthens the obligations of network operators in the process of collecting, using, disclosing, storing and transferring personal information. Network operators who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of operation, shutdown of websites, revocation of business license, and, in severe cases, criminal liabilities. Moreover, on September 14, 2022, the CAC released a draft amendment to the PRC Cybersecurity Law, or Amendment Draft, for public comments. If the Amendment Draft comes into effect, penalties for violations of Cybersecurity Law will be significantly strengthened. For instance, maximum fines for network operators who breach cybersecurity obligations may increase to RMB 50 million or five percent of their prior year’s revenue in cases with “severe” consequences. It is uncertain when the Amendment Draft will come into effect and whether any modifications will be made to the final version.

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

The Measures for the Security Assessment of Data Cross-border Transfer, or the DESA Measures, which were promulgated on July 7, 2022 and took effect on September 1, 2022, aim to flesh out the scheme of data export security assessment, or DESA, in China. The DESA Measures lay out the substantive and procedural requirements for export of data out of PRC through a tiered security assessment system, and prescribe obligations for companies which transfer data abroad as well as overseas recipients of China-originated data. The DESA envisages two prongs: risk self-assessment by the data exporter itself, or RSA, and organized assessment coordinated by the CAC, or OSA. The DESA Measures require the data processor to implement RSA and OSA when applicable. Data processors engaging in cross-border transfer shall apply for an OSA to the CAC upon certain circumstances. Hence, a data processor needs to adequately monitor data cross-border transfers and post-transfer activities relating to the data concerned. Failure to effectively monitor post-transfer activities can create significant compliance exposure. If the CAC finds that a previously cleared data export activity no longer meets the relevant security management requirements, it will revoke its clearance. In such case, the data processor shall terminate the data export activity, conduct rectification as required, and re-apply for an OSA after the completion of such rectification.

According to the Standard Contract Measures for the Cross-Border Transfer of Personal Information, or the Standard Contract Measures, which were promulgated on February 24, 2023 and took effect on June 1, 2023, signing a standard contract is one of the few legitimate mechanisms for cross-border data transfer under the PRC PIPL, alongside the OSA administered by CAC and certification from a qualified institution. The Standard Contract Measures provide detailed explanations on application scenarios, specific conditions, and filing requirements for the signing of standardized contracts. Companies using this mechanism must conduct a prior Personal Information Protection Impact Assessment, or PIPIA, and file the signed standard contract along with the PIPIA report with the provincial CAC after it takes effect. The Standard Contract Measures also outline what should be assessed during the PIPIA. This approach is relatively straightforward since external approval or certification is not required, making it more suitable for companies transferring small amounts of non-sensitive data that do not pose a risk to national security or interests.

On March 22, 2024, the CAC promulgated the Measures to Promote and Regulate Cross-Border Data Flow, or the PRCBDF Measures, which took effect immediately. The PRCBDF Measures ease up China’s regulatory regime towards cross-border data transfers. Data processors are exempt from signing a standard contract, undergoing the OSA administered by CAC or certification from a qualified institution when providing personal information (excluding important data) abroad under the following conditions: (i) for the purpose of concluding or performing a contract where an individual is a party, such as for cross-border shopping, mailing, remittance, payment, account opening, flight and hotel bookings, visa applications, or examination services, where it is necessary to provide personal information abroad; (ii) for implementing cross-border human resources management in accordance with legally established labor regulations and collective contracts, necessitating the provision of employees’ personal information abroad; (iii) in emergency situations to protect the life, health, and property safety of natural persons, where it is necessary to provide personal information abroad; (iv) for data processors other than critical information infrastructure operators, if they provide personal information (excluding sensitive personal information) of fewer than 100,000 people abroad cumulatively from January 1 of the current year. The PRCBDF Measures also increase the thresholds for data processors, other than critical information infrastructure operators, to initiate the OSA. Now, the OSA is required for the export of non-sensitive personal information of over 1 million individuals or sensitive personal information of more than 10,000 individuals, tallied cumulatively since January 1 of the current year.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users, or the PRC TIUPIP Provisions, which came into effect as of September 1, 2013, particularly focuses on the protection of personal information of end-users of telecommunications services and internet information services. The PRC TIUPIP Provisions require telecommunication service operators, which include, among others, call center services providers, to adhere to the principles of legality, appropriateness and necessity, when collecting and using end-users’ personal information in the process of providing services. The PRC TIUPIP Provisions also include detailed procedural requirements that service providers must follow to collect and use end-users’ personal information and measures that service providers should take to prevent the leakage, destruction, tampering or loss of end-users’ personal information. Service providers who do not abide by the PRC TIUPIP Provisions may be subject to warnings, fines and, in severe cases, criminal liabilities.

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

TDCX INC.
(Cayman Islands, 2020)
100%
TDCX (KY) PTE LTD
(Cayman Islands, 2020)
100%
TDCX HOLDINGS PTE. LTD.
(Singapore, 1999)
100%
TDCX (SG) PTE. LTD.
(Singapore, 1995)
100%
TDCX (MY) SDN. BHD.
(Malaysia, 2001)
0.1%
PT TDCX DIGITAL SERVICES
(Indonesia, 2022)
99.9%
90.6%
TELEDIRECT TELECOMMERCE (THAILAND) LIMITED
(Thailand, 2005)
37.1%
62.9%
COMPAREXPRESS INSURANCE BROKER (THAILAND) LTD.
(Thailand, 2010)
100%
COMPAREXPRESS PTE. LTD.
(Singapore, 2009)
100%
TDCX TALENT SOLUTIONS PTE. LTD.
(Singapore, 2023)
100%
TDCX SERVICES, S.A.
(Spain, 2018)
100%
TDCX DIJITAL HIZMETLER ANONIM ŞIRKETI
(Türkiye, 2022)
100%
TDCX (USA) INC.
(USA, 2023)
100%
TDCX (HK) LIMITED
(Hong Kong, 2002)
100%
TDCX (PH) INC.
(Philippines, 2014)
100%
TDCX JAPAN K.K.
(Japan, 2016)
100%
AGORAE INFORMATION CONSULTING (BEIJING) CO., LTD.
(China, 2017)
100%
TDCX INFORMATION CONSULTING (SHANGHAI) CO., LTD.
(China, 2019)
100%
TDCX DIGILAB INDIA PRIVATE LIMITED
(India, 2020)
100%
TDCX (CO) PTE. S.A.S.
(Colombia 2020)
100%
TDCX KOREA LTD.
(South Korea, 2021)
100%
TDCX (EUROPE) S.R.L.
(Romania, 2021)
100%
TDCX (AU) PTY LTD
(Australia, 2022)
100%
TDCX (TW) LLC
(Taiwan, 2022)
100%
TDCX (VN) LLC
(Vietnam, 2022)
100%
TDCX (BR) DIGITAL SERVICES LTDA
(Brazil, 2022)

(1)	Effective ownership (voting powers).
(2)	Dormant entity.

D.	Property, plants and equipment.

Our corporate headquarters is located in Singapore and, as of December 31, 2023, we leased properties in Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, and Türkiye. Our largest footprint in terms of leased property spaces that support our operations are the Philippines, where we lease approximately 305,234 square feet, Malaysia, where we lease approximately 233,784 square feet, and Singapore, where we lease approximately 89,249 square feet and includes our corporate headquarters.

In addition, we have obtained a right to use facilities in Malaysia, Vietnam, Brazil, Indonesia and Taiwan from co-working space providers. Once we have established business in a new geography, as part of our scaling process, we will enter into leases in order to support our operations.

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

Overview

We are an award-winning digital customer experience solutions provider for innovative technology and other blue-chip companies. We offer omnichannel CX solutions, sales and digital marketing services, and content, trust and safety services. We have specific expertise in providing tailored digital customer experience solutions to manage complex customer interactions that go beyond providing boilerplate responses and which require a highly trained workforce capable of effectively delivering our differentiated services and solutions to our clients and their customers. Our focus on complex digital solutions enables us to provide higher value services and solutions for our clients.

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

Our business comprises three key service offerings: (1) omnichannel CX solutions; (2) sales and digital marketing services; and (3) content, trust and safety services. We also offer services consisting of miscellaneous activities, such as providing workspaces to existing clients and providing human resource and administration services to clients. We help our clients manage relationships with their customers by providing digital customer experience solutions, such as after-sales service and customer support across ten industry verticals, including travel and hospitality, digital advertising and media and fast-moving consumer goods. Our sales and digital marketing services offering helps our clients market their products and services to potential customers in both the B2C and the B2B markets. Our content, trust and safety services offering helps our clients create a safe and secure online environment for social media and online platforms by providing a human touch to content, trust and safety services.

Recent Developments

Merger

As discussed in “Item 4. Information on the Company—A. History and development of the Company,” on March 1, 2024, we entered into the Merger Agreement pursuant to which the Merger will occur, subject to the terms and conditions of the Merger Agreement. The Merger is currently expected to close in the second quarter of 2024. If completed, the Merger will result in the Company becoming a privately-owned company wholly-owned directly by Parent, its ADSs will no longer be listed on the NYSE, and the ADS program will be terminated.

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

Demand for our services and the pace of adoption of omnichannel CX solutions

We believe the market remains in the early stages of adoption for digital services, and the demand for, and the pace of adoption of, our services is a key driver of our revenues. Over the last few years, the increasing pace of digital change has powered the growth of technology disruptors that rely on outsourced digital customer experience solution providers. Rapid digital change has also driven the disruption of traditional blue-chip companies that have been adopting digital service delivery models. Increased demand for digital omnichannel CX solutions provides us with the opportunity to further expand our share of our existing clients’ spending and add new clients, which, in turn, increases our revenues. We have evolved our services to focus on value-added high-complexity offerings. Our focus on handling complex and mission-critical digital customer experience interactions, enhanced by our ability to solve problems for our clients by leveraging customer interaction data analytics, has allowed us to work our way up the value chain and become a comprehensive solutions provider, which we believe has enabled us to continue growing our revenues.

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

Performance of the industry verticals that our clients are in

The business volumes from our clients depend on the strength of their businesses, which in turn depend on the strength and overall growth of the industry vertical which they are in. If the industry vertical is growing, our clients would likely benefit and their growth will translate to higher volumes for us. Conversely, if the industry vertical is facing a slowdown, our clients’ growth would likely be impacted, and the business volumes given to us could be negatively impacted as a result. We endeavor to have a good diversification of clients within a specific industry vertical, and also to have clients across a broad range of industry verticals.

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

Attracting, recruiting and managing talent

Our ability to attract, recruit, nurture, train and develop new employees is critical to our ability to grow and scale our business. While we grow our revenues, we also seek to develop a talent pool. It is critical that we hire personnel accurately and efficiently with the right profile for new campaigns. For some fast deployment campaigns that require talents that are either highly skilled or not available in great abundance, we may utilize higher-cost recruitment sourcing channels such as external recruitment agencies to supplement our internal direct hiring. However, after the initial ramp-up phases, as the campaign begins to stabilize and normal employee attrition takes its course, our internal recruitment sourcing allows us to hire new employees at a lower cost.

We streamlined our recruitment process and boosted the efficiency of our recruitment activities through the development and implementation of in-house proprietary recruitment systems that work in tandem with an external human resource management software platform. For example, we utilize our flagship application, Flash Hire, a highly-customized, remote, video-based recruitment platform that automates initial candidate screening and selection by conducting online interviews and administering online tests.

We implemented a predictive analytics tool that helps our recruiters prioritize applicant profiles that match the job requirements. This enhances productivity and guides our recruiters to timely recruit suitable candidates.

Personnel retention is one of our top priorities and helps us control our recruitment expense, and we dedicate resources to the educational development of our employees and employee wellbeing, including the development of their professional skills through obtaining relevant certifications and promoting participation in internal and external training sessions. We implemented a predictive attrition tool to help our people managers identify high-risk retention employees, have proactive conversations with such employees and develop action plans to retain our high performing talents.

Improving productivity of employees

We believe that our people are our most important asset. We focus on maximizing our employees’ ability to deliver value to our clients through high-value work. We have developed effective and cost-efficient training and knowledge base, management tools, such as Flash Learn, our online learning platform, and KB Tool, our data portal, which allow us to quickly and effectively train our employees to handle complex interactions and employ them in high-value work. Agents who deliver higher complexity services typically generate higher revenues, with employees providing content, trust and safety services providing the highest return, followed by employees providing sales and digital marketing services. We have also invested in technological infrastructure that allows us to enhance productivity, such as AI-enhanced chat-bot functionality that not only can automatically handle many interactions but also seamlessly hand contact over to human staff to manage more difficult situations. This allows us to increase the volume of interactions that a single human can support.

Managing labor costs

Employee benefits expense primarily consists of the wages we pay to our employees and is our most significant expense, accounting for 80.6%, 82.6% and 80.8%, of our total operating expenses in the years ended December 31, 2021, 2022 and 2023, respectively. As we continue to grow our business, we expect that our number of employees will increase, which we expect to drive growth in our revenues as well as our employee benefits expense. Additionally, global inflation began to rise in 2021 and has continued to increase in 2022 and 2023, despite falling as the year progressed. Inflation may increase our labor costs, including costs related to our employee salaries and benefits, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”

While we expect our labor costs to increase in the future as we continue to grow our business and number of employees, we aim to manage our labor costs carefully so that they do not increase at a rate faster than our revenues. We typically formalize a new campaign or expansion of an existing campaign before we hire employees for those campaigns. Our client contracts are mostly based on a fixed rate per FTE dedicated and assigned to the applicable campaign. Under our employee classification system, an FTE is classified as an “agent.” We seek to secure new campaigns at projected revenue levels that match our estimates of the expansion of our workforce and increased costs that we expect to incur based on our accumulated past experience in the particular business segment and jurisdiction. When considering the fixed rate for such applicable FTE, we also consider factors such as anticipated cost and wage inflation applicable for the relevant office location and the employee skill set that we need.

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

Foreign exchange rate fluctuations

We conduct business in multiple countries and currencies, such as the U.S. dollar, Singapore dollar, Philippine peso and Malaysian ringgit, and the currencies of other countries where we have operations, and exchange rate fluctuations, may impact our results of operations. We earn revenue primarily denominated in U.S. dollars and Singapore dollars. We incur rental payments, and expenses for employee compensation and other operating expenses in the local currencies of the jurisdictions in which we operate. Since our presentation currency is the Singapore dollar, and we translate revenues earned, expenses incurred or assets and liabilities denominated in such currencies to Singapore dollars when preparing our consolidated financial results, we are exposed to fluctuations in foreign exchange rates primarily on (i) fluctuations between the Singapore dollar and other currencies in which we earn revenue, particularly the U.S. dollar and (ii) fluctuations between the Singapore dollar and other currencies in which we have expenditures, particularly the Philippine peso, Thai baht and Malaysian ringgit. Currency fluctuations, especially the appreciation of the Singapore dollar relative to the U.S. dollar could negatively impact our results of operations, while an appreciation of the Singapore dollar relative to the Philippine peso, Thai baht and Malaysian ringgit could positively impact our results of operations. We are also exposed to foreign exchange rate fluctuations on assets and liabilities denominated in foreign currencies. In certain circumstances, we may utilize forward foreign exchange or option contracts to hedge against the risk of foreign exchange volatility of the Singapore dollar, Malaysian ringgit and Philippine peso. For further information regarding the impact of foreign exchange rate fluctuations on our results of operations and our use of foreign exchange derivative contracts, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Income tax expense

We are subject to income taxes in Singapore, the Philippines, Malaysia, Thailand and the other jurisdictions where we have offices. Our income taxes, which are reflected on our consolidated statement of profit or loss and other comprehensive income as “Income tax expense,” consists primarily of taxes incurred, or potential claims from, tax authorities in the jurisdictions in which we operate. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the applicable reporting period. Our effective tax rates differ from the statutory rate applicable to us primarily due to differences between domestic and foreign jurisdiction tax rates, tax credits, non-taxable items, non-deductible expenses, and the impact of tax concessions and benefits in certain jurisdictions. For example, our subsidiary in Malaysia was awarded the Multimedia Super Corridor status in 2005 by the Ministry of Finance and Ministry of International Trade and Industry of Malaysia, which entitled the subsidiary to enjoy tax incentives under the Customized Incentive scheme. The scheme allowed for a partial tax exemption for the subsidiary on the statutory income earned from its core operations for a certain period. However, these benefits expired on January 18, 2020. We have applied to the relevant governmental agency authorities to renew such benefits and as of the date of this annual report, our application remains pending. In the Philippines, we have benefited from an income tax holiday through our registration with PEZA and BOI. We expect that our income tax holiday from PEZA will eventually expire, in respect of each delivery center in the Philippines, four years after each delivery site has begun receiving the tax holiday benefits. Changes in the geographic mix of our revenue can cause our overall effective tax rate to vary from period to period. Our income tax expense for the years ended December 31, 2021, 2022 and 2023 was S$28.2 million, S$37.0 million and S$26.3 million, respectively.

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

Certain Income Statements Line Items

Revenue

We derive our revenues from providing services to our clients. Revenue is measured based on the consideration specified in a contract with a client and recognized as and when control of a service is transferred to a client, meaning when the performance obligations to the client are met. We usually enter into master service agreements with our clients, which provide a framework for services and SOWs. These SOWs define the scope, timing, pricing terms and performance obligations for each individual campaign under the respective master service agreements. Our contracts with our clients have both fixed and variable components. The agreements typically specify a fixed rate per FTE that comes with either a variable price component or fee deduction that is based on meeting (or the failure to meet) certain KPI targets. Based on the transaction price in the agreement for each performance obligation, we invoice our clients on a monthly basis as each performance obligation is satisfied after adjusting for fee deductions based on whether we meet (or fail to meet) certain KPI targets (where applicable) during that month. In general, we invoice our clients within five to 30 business days from the end of the month and typically receive payment within the 30 to 120-day period from the invoice date set forth in our client contracts.

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

The following table sets forth our service provided, by amount and as a percentage of our revenues for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023			2022		2021
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Revenue by Service
Omnichannel CX solutions	299,590	395,040	60.0	384,184	57.8	334,047	60.2
Sales and digital marketing	133,796	176,423	26.8	166,506	25.1	114,718	20.7
Content, trust and safety	61,438	81,012	12.3	109,496	16.5	103,538	18.6
Other service fees(1)	4,456	5,876	0.9	3,934	0.6	2,895	0.5

Revenue	499,280	658,351	100.0	664,120	100.0	555,198	100.0

Note:

(1)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.

Geographic Segment

We have an international footprint. As of December 31, 2023, we service our clients’ customers globally in more than 20 languages in 18 geographies, namely: Singapore, Malaysia, Hong Kong, Thailand, the Philippines, Japan, China, Spain, India, Colombia, South Korea, Romania, Indonesia, Australia, Taiwan, Türkiye, Vietnam, and Brazil. We present our revenue by geographic location based on which office delivers the service, irrespective of the location of the client engaging our services or the location of the customer that we are interacting with. The delivery center location out of which we provide services (and from where our employees and agents provide services) does not correlate consistently to the location of the customers of our clients. For example, a particular delivery center location may provide services to client A’s customers in North America, while a different delivery center location may provide services to client B’s customers in North America, as these determinations vary based on client choices, relevant skills, particular campaigns and other considerations. Delivery center locations out of which we provide services to a particular geography may also vary from period to period, client to client and service to service. Moreover, customers of the Company’s clients may access the Company’s services from various geographies and not just the location of their residence.

The following table sets forth our revenues by geography, by amount and as a percentage of our revenues for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023			2022		2021
	US$	S$	% of Revenue	S$	% of Revenue	S$	% of Revenue
	(in thousands, except percentages)
Geography(1)
Singapore(2)	89,634	118,192	18.0	143,137	21.6	143,989	25.9
The Philippines(3)	125,989	166,129	25.2	165,004	24.8	144,313	26.0
Malaysia(2)	153,454	202,345	30.7	201,226	30.3	145,184	26.1
Thailand(2)	52,158	68,775	10.4	89,588	13.5	71,574	12.9
Japan	23,498	30,984	4.7	27,020	4.1	30,838	5.6
China	12,444	16,409	2.5	16,848	2.5	11,671	2.1
Others(4)	42,103	55,517	8.4	21,297	3.2	7,629	1.4
Total	499,280	658,351	100.0%	664,120	100.0%	555,198	100.0

Notes:

(1)	For a description of the services provided in each of our offices in the above table, see “Item 4. Information on the Company—B. Business overview—Our Offices.”
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

(4)	Comprises revenue from Australia, Brazil, Colombia, Hong Kong, India, Indonesia, Romania, Spain, South Korea, Taiwan, Türkiye and Vietnam.

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

Other Operating Expense

Other operating expenses consist of advertising costs, cloud software subscription fees, various professional service fees, stamp levies, insurance expense, utilities expense, cleaning and security costs, printing and stationery, other miscellaneous office and establishment costs and net foreign exchange gains and losses.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023	2022	2021
	(S$ in thousands)
Revenue	658,351	664,120	555,198
Employee benefits expense	(424,571)	(436,350)	(339,683)
Depreciation expense	(43,605)	(39,731)	(39,853)
Rental and maintenance expense	(12,021)	(9,980)	(9,832)
Recruitment expense	(10,109)	(14,201)	(10,884)
Transport and travelling expense	(1,572)	(1,637)	(1,461)
Telecommunication and technology expense	(13,705)	(11,822)	(8,826)
Interest expense	(2,177)	(1,936)	(8,414)
Other operating expense	(19,991)	(14,699)	(11,126)
Share of profit from an associate	—	139	101
Interest income	11,692	3,348	544
Other operating income	4,162	4,736	6,315

Profit before income tax	146,454	141,987	132,079
Income tax expenses	(26,304)	(37,049)	(28,237)

Profit for the year	120,150	104,938	103,842
Other comprehensive income (loss)(1)	(14,633)	(13,508)	(6,224)

Total comprehensive income for the year	105,517	91,430	97,618

Basic earnings per share (in S$)	0.83	0.72	0.81 (2)
Diluted earnings per share (in S$)	0.83	0.72	0.81 (2)

Notes:

(1)	Other comprehensive income (loss) includes remeasurement of retirement benefit obligation and exchange differences on translation of foreign operations.
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

Comparison of Years Ended December 31, 2023 and 2022

Revenue. Our revenues decreased by 0.9% to S$658.4 million (US$499.3 million) for the year ended December 31, 2023 from S$664.1 million for the year ended December 31, 2022. The decrease was primarily driven by a 26.0% decrease in revenue from content, trust and safety services, partially offset by a 6.0% increase in revenue from providing sales and digital marketing services and a 2.8% increase in revenues from providing omnichannel CX solutions.

•

Our revenue from providing omnichannel CX solutions increased by 2.8% to S$395.0 million (US$299.6 million) for the year ended December 31, 2023 from S$384.2 million for the year ended December 31, 2022 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the travel and hospitality, gaming, FMCG and technology, partially offset by a decrease in demand from existing clients in the digital advertising and media and fintech vertical.

•

Our revenue from providing sales and digital marketing services increased by 6.0% to S$176.4 million (US$133.8 million) for the year ended December 31, 2023 from S$166.5 million for the year ended December 31, 2022 primarily due to revenue generated from the expansion of campaigns for our key digital advertising and media clients, e-commerce and FMCG sectors.

•

Our revenue from providing content, trust and safety services decreased by 26.0% to S$81.0 million (US$61.4 million) for the year ended December 31, 2023 from S$109.5 million in the year ended December 31, 2022 primarily due to contraction of volumes requirement by our digital advertising and media vertical client.

•

Our revenue from our other service fees increased by 49.4% to S$5.9 million (US$4.5 million) for the year ended December 31, 2023 from S$3.9 million for the year ended December 31, 2022 primarily due to higher contribution from existing clients.

The following table sets forth our revenue by service for the years ended December 31, 2023 and 2022.

	For the Full Year ended December 31,
	2023		2022
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions	299,590	395,040	384,184
Sales and digital marketing	133,796	176,423	166,506
Content, trust and safety	61,438	81,012	109,496
Other service fees(1)	4,456	5,876	3,934

Total revenue	499,280	658,351	664,120

Note:

(1)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense decreased by 2.7% to S$424.6 million (US$322.0 million) for the year ended December 31, 2023 from S$436.4 million for the year ended December 31, 2022 mainly due to a reversal of equity-settled share-based payment expense resulting from non-vesting expectation of the remaining tranches due to non-fulfilment of performance conditions of the PSP.

Depreciation Expense. The increase in our depreciation expense by 9.8% to S$43.6 million (US$33.1 million) for the year ended December 31, 2023 from S$39.7 million for the year ended December 31, 2022 due mainly to the relocation of the operations from short term co-working spaces to long leased office in Türkiye and South Korea, take-up of additional office space by the Malaysia and Philippines operations for campaign needs and the presence of an associated company in Hong Kong which later became a wholly-owned subsidiary on October 13, 2022 following the acquisition of the controlling shares in that business.

Rental and Maintenance Expense. The increase in our rental and maintenance expenses by 20.5% to S$12.0 million (US$9.1 million) for the year ended December 31, 2023 from S$10.0 million for the year ended December 31, 2022 was due mainly to the set-up of new Brazil operations and higher office upkeep costs at the Malaysia and Philippines sites.

Recruitment Expense. Our recruitment expense decreased by 28.8% to S$10.1 million (US$7.7 million) for the year ended December 31, 2023 from S$14.2 million for the year ended December 31, 2022 due mainly to lower hiring and work permit renewal activities of largely foreign talents in Singapore and Malaysia.

Transport and Travelling Expense. Our transport and travelling expense remained stable during the two comparative periods.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 15.9% to S$13.7 million (US$10.4 million) for the year ended December 31, 2023 from S$11.8 million for the year ended December 31, 2022 due primarily to an increase in software subscription and outsourced IT services for campaign needs.

Interest expense. Our interest expense increased by 12.4% to S$2.2 million (US$1.7 million) for the year ended December 31, 2023 from S$1.9 million for the year ended December 31, 2022 primarily due to higher lease liability interest arising from long term office spaces taken up by new and existing sites.

Other Operating Expense. Our other operating expenses increased by 36.0% to S$20.0 million (US$15.2 million) for the year ended December 31, 2023 from S$14.7 million for the year ended December 31, 2022 due mainly to lower net foreign exchange gain as a result of the weakened U.S. Dollar against a few of the main functional currencies, and increased legal and professional fees incurred during potential acquisition transactions.

Share of Profit from an Associate. This relates to our share of profit from an associated company in Hong Kong which later became a wholly-owned subsidiary on October 13, 2022 following the acquisition of the controlling shares in that business.

Interest Income. Our interest income increased to S$11.7 million (US$8.9 million) for the year ended December 31, 2023 from S$3.3 million for the year ended December 31, 2022 primarily due to higher placements of excess liquid funds in interest-bearing deposit as well as higher interest rates in 2023.

Other Operating Income. Our other operating income decreased by 12.1% to S$4.2 million (US$3.2 million) for the year ended December 31, 2023 from S$4.7 million for the year ended December 31, 2022 primarily due to lower government grants received by our Singapore subsidiaries and partially offset by the increase in the fair value gain of financial assets measured at fair value through profit or loss, or FVTPL.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 3.1% to S$146.5 million (US$111.1 million) for the year ended December 31, 2023 from S$142.0 million for the year ended December 31, 2022.

Income Tax Expenses. Our income tax expenses decreased by 29.0% to S$26.3 million (US$19.9 million) for the year ended December 31, 2023 from S$37.0 million for the year ended December 31, 2022 primarily due to the reinstatement of tax holiday in the Philippines that was suspended in 2022 and one-off prosperity tax levied in Malaysia that was implemented in 2022.

Profit for the Year. As a result of the foregoing, our profit for the year increased by 14.5% to S$120.2 million (US$91.1 million) for the year ended December 31, 2023 from S$104.9 million for the year ended December 31, 2022.

Other Comprehensive Income. Our other comprehensive income was a loss of S$14.6 million (US$11.1 million) for the year ended December 31, 2023, compared to a loss of S$13.5 million for the year ended December 31, 2022, primarily due to effects of exchange rate differences on translation of foreign operations recognized in other comprehensive income.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year increased by 15.4% to S$105.5 million (US$80.0 million) for the year ended December 31, 2023 from S$91.4 million for the year ended December 31, 2022.

Comparison of Years Ended December 31, 2022 and 2021

Revenue. Our revenues increased by 19.6% to S$664.1 million for the year ended December 31, 2022 from S$555.2 million for the year ended December 31, 2021 primarily due to a 45.1% increase in revenue from providing sales and digital marketing services and a 15.0% increase in revenues from providing omnichannel CX solutions.

•

Our revenue from providing omnichannel CX solutions increased by 15.0% to S$384.2 million for the year ended December 31, 2022 from S$334.0 million for the year ended December 31, 2021 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the fintech, travel and hospitality, and technology verticals, partially offset by a decrease in demand from existing clients in the digital advertising and media vertical.

•

Our revenue from providing sales and digital marketing services increased by 45.1% to S$166.5 million for the year ended December 31, 2022 from S$114.7 million for the year ended December 31, 2021 primarily due to revenue generated from the expansion of campaigns for our key digital advertising and media clients and additional contributions from new clients in 2022 continuing to scale up.

•

Our revenue from providing content, trust and safety services increased by 5.8% to S$109.5 million for the year ended December 31, 2022 from S$103.5 million in the year ended December 31, 2021 primarily due to higher business volumes from existing clients.

•

Our revenue from our other service fees increased by 35.9% to S$3.9 million for the year ended December 31, 2022 from S$2.9 million for the year ended December 31, 2021 primarily due to higher contribution from existing clients.

The following table sets forth our revenue by service for the years ended December 31, 2022 and 2021.

	For the Full Year ended December 31,
	2022	2021
	S$’000	S$’000
Revenue by service
Omnichannel CX solutions	384,184	334,047
Sales and digital marketing	166,506	114,718
Content, trust and safety	109,496	103,538
Other service fees(1)	3,934	2,895

Total revenue	664,120	555,198

Note:

(1)	Revenues from other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 28.5% to S$436.4 million for the year ended December 31, 2022 from S$339.7 million for the year ended December 31, 2021 primarily due to higher employee headcount, wage adjustments and equity-settled share-based payment expense. Our average number of employees in 2022 increased by 25.2% from 2021, which grew in tandem with higher business volume over the course of 2022, coupled with the commencement of new client campaigns. Notably, employee benefits expense for the year ended December 31, 2022 included an additional ten months of equity-settled share-based payment expense that did not arise in the year ended December 31, 2021, since the PSP was only first implemented in November 2021.

Depreciation Expense. The decrease in our depreciation expense by 0.3% to S$39.7 million for the year ended December 31, 2022 from S$39.9 million for the year ended December 31, 2021 was not material.

Rental and Maintenance Expense. The increase in our rental and maintenance expenses by 1.5% to S$10.0 million for the year ended December 31, 2022 from S$9.8 million for the year ended December 31, 2021 was not material.

Recruitment Expense. Our recruitment expense increased by 30.5% to S$14.2 million for the year ended December 31, 2022 from S$10.9 million for the year ended December 31, 2021 primarily due to accelerated hiring activities thereby raising hiring costs to support the campaign needs in our Malaysia, Singapore and Japan offices.

Transport and Travelling Expense. Our transport and travelling expense increased by 12.0% to S$1.6 million for the year ended December 31, 2022 from S$1.5 million for the year ended December 31, 2021 mainly due to increased operational and business development travel.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 33.9% to S$11.8 million for the year ended December 31, 2022 from S$8.8 million for the year ended December 31, 2021 primarily due to an increase in software subscription and outsourced IT services.

Interest expense. Our interest expense decreased by 77.0% to S$1.9 million for the year ended December 31, 2022 from S$8.4 million for the year ended December 31, 2021 primarily due to reduced bank borrowings. Our borrowings have been fully repaid during 2022.

Other Operating Expense. Our other operating expenses increased by 32.1% to S$14.7 million for the year ended December 31, 2022 from S$11.1 million for the year ended December 31, 2021 primarily due to exchange losses arising from the weakened U.S. Dollar in the fourth quarter of 2022, additional charges incurred in the Philippines arising from the unit exceeding the work-from-home cap imposed by the local fiscal incentive administrative body, and increased legal, compliance and professional fees.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the year ended December 31, 2022 and for the year ended December 31, 2021. Our associated company became our wholly-owned subsidiary after we acquired all remaining shares of the company on October 13, 2022.

Interest Income. Our interest income increased to S$3.3 million for the year ended December 31, 2022 from S$0.5 million for the year ended December 31, 2021 primarily due to higher placements of excess liquid funds in interest-bearing deposit.

Other Operating Income. Our other operating income decreased by 25.0% to S$4.7 million for the year ended December 31, 2022 from S$6.3 million for the year ended December 31, 2021 primarily due to lower government grants received by our Singapore subsidiaries in relation to the COVID-19 pandemic.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 7.5% to S$142.0 million for the year ended December 31, 2022 from S$132.1 million for the year ended December 31, 2021.

Income Tax Expenses. Our income tax expenses increased by 31.2% to S$37.0 million for the year ended December 31, 2022 from S$28.2 million for the year ended December 31, 2021. The higher income tax expenses were mainly due to the imposition of a one-off “prosperity tax” enacted by the local government for the fiscal year 2022 for the Malaysian operations, its higher taxable earnings and the non-availability of the income tax incentive by the Philippines unit as the unit did not meet the work from home threshold requirement imposed by the local fiscal incentive administrative body. The income tax incentive was reinstated to the Philippines unit after it met the work from home threshold requirements during the fourth quarter of 2022.

Profit for the Year. As a result of the foregoing, our profit for the year increased by 1.1% to S$104.9 million for the year ended December 31, 2022 from S$103.8 million for the year ended December 31, 2021.

Other Comprehensive Income. Our other comprehensive income was a loss of S$13.5 million for the year ended December 31, 2022, compared to a loss of S$6.2 million for the year ended December 31, 2021, primarily due to effects of exchange rate differences on translation of foreign operations recognized in other comprehensive income.

Total Comprehensive Income for the Year. As a result of the foregoing, our total comprehensive income for the year decreased by 6.3% to S$91.4 million for the year ended December 31, 2022 from S$97.6 million for the year ended December 31, 2021.

Key Financial and Operating Metrics

We regularly monitor a number of financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our financial and operating metrics may be calculated in a different manner than similarly titled metrics reported by other companies.

The following table sets forth our key financial and operating metrics as of and for the periods indicated.

	Year Ended December 31,
	2023	2022	2021
Revenue (S$ thousands)	658,351	664,120	555,198
Profit for the year (S$ thousands)	120,150	104,938	103,842
EBITDA (S$ thousands)(1)	180,544	180,306	179,802
Adjusted EBITDA (S$ thousands)(1)	172,686	198,010	183,683
Net profit margin (%)	18.3	15.8	18.7
EBITDA margin (%)(1)	27.4	27.1	32.4
Adjusted EBITDA margin (%)(1)	26.2	29.8	33.1
Number of clients(2)	97	84	52
Debt (bank loans) (S$ thousands)	—	—	16,810

Notes:

(1)

“EBITDA” represents profit for the year before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense (or net reversal) incurred in connection with our PSP, net foreign exchange gain or loss and acquisition-related professional fees. The reported amounts for Adjusted EBITDA for the financial year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior years In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the financial years ended December 31, 2021 and 2022. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. EBITDA, EBITDA margins, Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. See “—Non-IFRS Financial Measurements” for information regarding the limitations of using such non-IFRS financial measures.

(2)	As of the end of the relevant year.

Non-IFRS Financial Measurements

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations. “EBITDA” represents profit for the year before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the year before interest expense, interest income, income tax expense, depreciation expense, and equity-settled share-based payment expense (or net reversal) incurred in connection with our PSP, net foreign exchange gain or loss and acquisition-related professional fees. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. The Company believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

With effect from January 1, 2023, we have decided to include adjustments for net foreign exchange gains or losses and acquisition-related professional fees in Adjusted EBITDA in addition to an adjustment for equity-settled share-based payment expense (or net reversal) that was included in such previously reported non-IFRS measures in prior periods. Over the course of the previous year, we have identified such additional items as not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business. The reported amounts for Adjusted EBITDA for the year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior years. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the financial years ended December 31, 2021 and 2022.

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

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

	For the Year Ended December 31,
	2023			2022		2021
	US$	S$	Margin (%)	S$	Margin (%)	S$	Margin (%)

	(in thousands, except percentages)
Revenue	499,280	658,351	—	664,120	—	555,198	—
Profit for the year and net profit margin	91,120	120,150	18.3	104,938	15.8	103,842	18.7
Adjustments:
Depreciation expense	33,069	43,605	6.6	39,731	6.0	39,853	7.2
Income tax expenses	19,948	26,304	4.0	37,049	5.6	28,237	5.1
Interest expense	1,651	2,177	0.3	1,936	0.3	8,414	1.5
Interest income	(8,867)	(11,692)	(1.8)	(3,348)	(0.5)	(544)	(0.1)

EBITDA	136,921	180,544	27.4%	180,306	27.1	179,802	32.4
Adjustment:
Equity-settled share-based payment expense	(6,907)	(9,108)	(1.4)	19,465	2.9	5,204	0.9
Net foreign exchange gain	(323)	(426)	(0.1)	(1,761)	(0.2)	(1,323)	(0.2)
Acquisition-related professional fees	1,271	1,676	0.3	—	—	—	—
Adjusted EBITDA	130,962	172,686	26.2	198,010	29.8	183,683	33.1

The translation of Singapore Dollar amounts into U.S. Dollar amounts for the consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3186 to US$1.00, the approximate rate of exchange on December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into U.S. Dollars at that or any other rate.

B.	Liquidity and Capital Resources.

Capital Resources

Our primary sources of liquidity are cash flows generated from operating activities and borrowings under credit facilities. As of December 31, 2023, we had S$451.8 million (US$342.6 million) of cash and cash equivalents, S$0.6 million (US$0.4 million) of pledged deposits, and undrawn revolving credit facility of S$20 million (US$15.2 million) with a financial institution. We are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares. With the exception of Thailand, Malaysia, the Philippines and the PRC, there are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Our cash needs are primarily for the funding of capital expenditures and working capital.

We incur capital expenditures primarily out of Singapore and for the expansion of offices, including for fixtures and furnishings for both new offices and existing offices. During the years ended December 31, 2021, 2022 and 2023, we incurred capital expenditures of S$23.3 million, S$25.2 million and S$12.4 million, respectively. We principally fund our capital expenditures through internally generated cash from operations.

Our primary working capital requirements arise typically from the timing gap between our payroll-related obligations, office and equipment lease, statutory payments and contributions, bills for capital expenditures and the invoicing and collection of fee income from our clients.

We believe that our available cash and cash equivalents and cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations for the next 12 months. Our ability to expand and grow our business in accordance with our current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or issue equity to finance any such acquisitions. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, or the refinancing of our existing credit facility, we may be subject to additional contractual restrictions on our business and exposed to interest fluctuations in the financial market.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2023	2022	2021
	(S$ in thousands)
Net cash from operating activities(1)	137,177	164,551	103,825
Net cash used in investing activities(1)	(31,470)	(29,669)	(44,139)
Net cash used in financing activities	(33,238)	(50,451)	199,644

Net increase in cash and cash equivalents	72,469	84,431	259,330
Effect of exchange rate changes on balance of cash held in foreign currencies	(9,720)	(8,478)	(5,990)
Cash and cash equivalents at the beginning of the period/year	389,100	313,147	59,807
Cash and cash equivalents at the end of the period/year	451,849	389,100	313,147

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

Net cash from operating activities

Net cash from operating activities in the year ended December 31, 2023 was S$137.2 million (US$104.0 million), comprising profit before income tax of S$146.4 million, adjusted for non-cash items including depreciation expense and amortization expense of S$43.6 million and interest expense of S$2.2 million partially offset by a reversal of equity-settled share-based payment expense of S$9.2 million, changes in fair value of FVTPL of S$1.8 million, increase in trade receivables net of decrease in contract assets of S$16.6 million and income taxes paid of S$31 million.

Net cash from operating activities in the year ended December 31, 2022 was S$164.6 million, primarily comprising profit before income tax of S$142.0 million, adjusted for non-cash items including depreciation expense of S$39.7 million, equity-settled share-based payment expense of S$19.5 million and interest expense of S$1.9 million, an increase in other payables of S$17.0 million primarily related to accrued employee benefit expenses and accrued other operating expenses as a result of the increased demand for workforce and other operating requirements, partially offset by an increase in contract assets of S$12.6 million that was due to an increase in our revenue and a payment of income taxes of S$38.1 million.

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

Net cash used in investing activities

Net cash used in investing activities in the year ended December 31, 2023 was S$31.5 million (US$23.8 million), primarily comprising S$11.8 million for the purchase of plant and equipment, and S$25.9 million increase in our investment in financial assets at FVTPL, partially offset by a withdrawal of S$6.3 million in fixed deposit.

Net cash used in investing activities in the year ended December 31, 2022 was S$29.7 million, primarily comprising S$24.4 million for the purchase of plant and equipment, S$4.2 million for the acquisition of a subsidiary and S$3.0 million increase in our investment in financial assets at FVTPL, partially offset by a net decrease of S$1.7 million in fixed deposit placements.

Net cash used in investing activities in the year ended December 31, 2021 was S$44.1 million, primarily comprising S$20.6 million for the expansion of our office space and S$1.3 million increase in fixed deposit placements, partially offset by a decrease of S$1.9 million in pledged deposits, relating to our credit facility with OCBC.

Net cash from/used in financing activities

Net cash used in financing activities in the year ended December 31, 2023 was S$33.2 million (US$25.2 million), primarily consisting of S$24.0 million related to the repayment of lease liabilities, and S$9.2 million for the repurchase of ADSs as part of the share repurchase program.

Net cash used in financing activities in the year ended December 31, 2022 was S$50.5 million, primarily consisting of S$19.7 million related to the repayment of lease liabilities, S$16.8 million related to the net repayment of bank loans, and S$13.6 million for the repurchase of ADSs as part of the share repurchase program.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates.

The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, expenses and other comprehensive income that are reported and disclosed in the financial statements and accompanying notes. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that our management believes to be reasonable under the circumstances.

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

We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and the notes thereto and other disclosures included in this annual report. For more information on critical accounting judgments and key sources of estimation uncertainty, see Note 4 of our audited consolidated financial statements.

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

We have assessed and accounted for these warrants in accordance with IFRS 15 Revenue from Contracts with Customers. We treat these warrants as variable non-cash consideration payable to Airbnb. Since IFRS 15 does not prescribe the measurement date of non-cash consideration, we adopted the date of the warrant agreement to be the measurement date for estimating the fair value of the non-cash consideration. The fair value of the variable non-cash consideration is determined by reference to the share price of the Company on the measurement date and the most likely number of shares that will vest.

At the end of each reporting period, we assess the probabilities of each sales outcome for the relevant tranche being met. The most likely number of warrants that will vest depends on the sales outcome with the highest probability of being met. Such assessment includes judgment reflecting our past experience with respect to services provided to Airbnb as well as market trends of the industry that our customer operates in. The fair value of the variable non-cash consideration payable to Airbnb, measured on a pro-rata basis based on the ratio of actual sales earned from Airbnb to the sales target for the tranche, will be recognized as a reduction of revenue.

Accrued revenue

We recognize accrued revenue arising from services performed based on the rate as set out in the agreement and hours incurred at month end. The final billing is subject to discussion and agreement with clients on any fee adjustments based on our achievement of or failure to meet campaign KPI targets (where applicable) and hence, may cause the actual billing to differ from accrued revenue.

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

In determining the fair value of the share awards, the Monte Carlo simulation model was applied. The key assumptions used to determine the fair value of the share awards at the grant dates were as follows:

	2023	2022
Expected volatility	72.8%	34.8%
Expected term	0.32 to 3.32 years	0.54 to 2.54 years
Risk free rate	4.0% - 5.3%	4.0% - 4.3%
Expected dividend yield	Nil	Nil

Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. During the year ended December 31, 2023, we recognized expenses of S$1.8 million for Tranche 2 (2022: S$19.5 million) in respect of equity-settled share awards and the reversed expenses of S$7.2 million for Tranche 3 and S$3.7 million for Tranche 4. The reversal of Tranche 3 expenses is due to the non-market-based vesting conditions not being met. The reversal of Tranche 4 expenses is due to management’s assessment that the non-market-based vesting conditions would not be met.

Unrecognized Deferred Tax Liabilities Related to Investments in Foreign Subsidiaries

We generally plan to indefinitely reinvest the unremitted earnings of overseas subsidiaries, except for those earnings earmarked for repatriation due to the treasury needs of the Group and for those earnings that can be repatriated in a tax-free manner. As we are able to control the timing of the reversal of these temporary differences and we assess that it is probable that they will not reverse in the foreseeable future, we did not recognize deferred tax liabilities on these temporary differences. As of December 31, 2023, such unrecognized deferred tax liabilities amounted to S$18.1 million (December 31, 2022: S$13.2 million).

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

Directors and Executive Officers	Age	Position/Title
Directors:
Laurent Junique	58	Executive Chairman and Chief Executive Officer (CEO)
Chin Tze Neng	56	Chief Financial Officer (CFO) and Executive Director
Edward Goh Kok Hwee	47	Executive Vice President (EVP) Corporate Development and Executive Director
Koh Chia Ling	52	Independent Non-Executive Director
Tan Yee Peng	50	Independent Non-Executive Director

Executive Officers(1):
Tay Hui Kiang (Angie)	48	Group Chief Operating Officer (COO) and Executive Vice President (EVP) Singapore, Thailand, China, Korea and Taiwan
Byron Joseph Fernandez	47	Group Chief Information Officer (CIO) and Executive Vice President (EVP)
Ricart Valvekens	43	Group Chief Client Solutions Officer (CCSO) and Executive Vice President (EVP) Americas
Lim Chee Gay	54	Group Chief Human Resources Officer (CHRO)
Sophie Jane Chelmick	48	Executive Vice President (EVP) TDCX Europe
Andrew Thomas Cranshaw (Andy)	62	Senior Vice President (SVP) Learning and Development
Pan Sin Michael Shane Yat Thow	43	Senior Vice President (SVP) Digital Innovation

Note:

(1)	Other than directors who are also executive officers.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Laurent JUNIQUE founded the business that developed into the Company in Singapore in 1995 and is one of the pioneers in the industry in Asia with over 26 years of outsourcing experience. He ensures that the Company delivers innovative solutions that have a profound impact on clients’ businesses. Mr. Junique leveraged his unified vision to grow our Company into one of the global leading outsourced business services providers and trusted customer experience partners to some of the world’s most valuable brands. Mr. Junique emerged as one of the leading voices in the global business process outsourcing industry when he received the 2018 Ernst & Young Entrepreneur of the Year—Outsourced Solutions Award. Prior to founding our Company, Mr. Junique worked as a managing director at Phone Communication Pte Ltd. Mr. Junique has a bachelor’s degree in marketing from E.S.A.E/E.S.I.A.E Paris.

CHIN Tze Neng joined the Company in May 2005 as the Regional Financial Controller, then became the Group Finance Director before being redesignated as our Chief Financial Officer in April 2021. He is responsible for operational areas of accounting, consolidation, reporting and finance, treasury, taxation, and general insurance matters of the Company. His work also includes managing the budgeting and forecasting of our Company’s financial performance for the board of directors’ review. Mr. Chin’s initial accounting career was with the Kuala Lumpur’s office of Coopers and Lybrand (now a part of PricewaterhouseCoopers) where his role was largely to serve clients for statutory audit compliance and special audit assignments. He has also worked in finance roles at Malayan Cement Berhad, which later became part of the French-based Lafarge SA. Immediately prior to joining our Company, Mr. Chin worked at a German-owned decorative paper maker and supplier, Interprint, as a Financial Controller for approximately two years. Mr. Chin has an Australian degree from RMIT University, Melbourne as well as various professional qualifications such as a designated Chartered Accountant as re-designated by Malaysian Institute of Accountants (MIA) on June 28, 2001 and a Certified Practicing Accountant by the Australian Society of Certified Practicing Accountants on November 30, 1994.

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

Edward GOH Kok Hwee has served as our EVP Corporate Development since 2017. For further information, see “—Directors.”

TAY Hui Kiang (Angie) has been with our Company since 2004. Ms. Tay has served as our EVP since October 2018. Ms. Tay was appointed to the position of Group Chief Operating Officer of the Company on January 12, 2021. She is responsible for leading over 2000 staff in four countries. She has more than 20 years of business process outsourcing experience from designing customer access strategies, inbound customer contact, outbound outreach and all supporting functions of a high performing contact center. Prior to joining us in 2004, she worked for MobileOne Pte Limited as their Customer Service Executive and for Standard Chartered Bank as their Customer Service Manager. Ms. Tay earned her Bachelor of Business degree from Nanyang Technological University in 1997 and her Executive MBA from Nanyang Technological University in 2014. Ms. Tay is a certified COPC Coordinator, as well as a certified Six Sigma Green Belt from Singapore Quality Institute. She is a member in the Total Defence Awards Evaluation Board (2017 to 2024). Ms. Tay is also a member of the Republic Polytechnic School of Hospitality School Advisory Committee (2018 to 2024).

Byron Joseph FERNANDEZ has served as our EVP since September 2014 and our Group Chief Information Officer since January 2019. In 2019, his role was expanded to serve as our Chief Information Officer, and he is now responsible for information technology deployments globally. Prior to joining us in 2014, he worked for SRG Asia Pacific Sdn. Bhd. as their General Manager and for Vision IP Services (now known as Redberry) as their Head of Operations. Mr. Fernandez earned his MBA degree from Olympia College in 2002 and his Advanced Diploma in Computer Science from Informatics Institute in 1998. Mr. Fernandez is also a CIAC Certified Strategic Leader and a COPC Certified Implementation Leader. Mr. Fernandez has over 20 years of experience in the outsourcing industry and is a recipient of the Career Achievement Award from the CCAM. Mr. Fernandez is an active advisor to the CCAM having completed two terms as the President of the Association. He also represents Malaysia at the APAC Association of Contact Centres (CCAPAC).

Ricart VALVEKENS has served as our Group Chief Client Solutions Officer since 2022, and our EVP since 2015. Prior to joining us, he worked for Nestle as their Regional Customer Service Manager covering the whole of Asia. Mr. Valvekens earned his Master’s degree in European Marketing and Management from IDRAC Business School in 2002 and also attended an Executive Program in Strategy and Organization at Stanford University in 2019. Mr. Valvekens has 15 years of customer experience and outsourcing industry experience.

LIM Chee Gay joined our Company in 2017 as Chief Human Resources Officer for Malaysia before being promoted to Group Chief Human Resources Officer in March 2021. Mr. Lim is a business person and a seasoned ‘C’ Level HR Professional. He has more than 25 years of experience in HR, manufacturing, IT and supply chain, and this varied experience has enabled him to reinvent and transform the HR field during his career. He has managed diverse and large teams globally. He has held management and board positions at a country, regional and global level over the years and is also a well-known global speaker. His key areas of focus include group-level HR transformation, talent acquisition, talent retention, talent development, building the best employer brand, digitized HR processes, data analytics, and strengthening operation excellence in HR for sustainable growth. Before joining TDCX, he was with AIA, Samsung, T-Systems, Astro, and Intel. He has been awarded Southeast Asia HR Icons, Asia Greatest Chief Human Resources Officer (CHRO), Most Influential HR Leader, National HR Leader of the Year and HR Professional of the Year. He is an appointed Adjunct Professor with UNITAR and an advisory panel member for Human Resources Online, SAP Advisory Board, RockBird Media, UNTI University, Management and Science University (MSU), and TAR College University. Mr. Lim obtained his honors degree of Bachelor of Applied Science (Hons) from University Science Malaysia in 1994. He is a qualified Chartered Fellow CIPD and also 6 Sigma Black Belt, Lean, Design Thinking-, Customer Operations Performance Centre (COPC)-, Project Management and Associate and Life Management Institute (ALMI)- certified.

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

Andrew Thomas CRANSHAW (Andy) joined our Company as SVP Learning & Development in July 2019. He is responsible for overseeing the next phase in the development of our Company’s training practice as we create a Global Learning and Development culture that will differentiate our Company both as an employer and as a partner for our clients. Mr. Cranshaw is a well-respected educator in customer experience and contact center management and before joining our Company was Director Southeast Asia for COPC Inc. He has over 25 years of experience in business process outsourcing management roles and CX consulting, over 20 of which have been spent in Southeast Asia, and has personally delivered hundreds of training programs for contact center staff and managers throughout the Asia Pacific region as well as in the United Kingdom and the United States. Mr. Cranshaw is a founding member of the Contact Center Association of Malaysia from whom he is the recipient of a career achievement award for his service to the Malaysian contact center industry.

PAN SIN Michael Shane Yat Thow joined our Company in 2014 as the Regional Digital Marketing Manager. In March 2020, he was promoted to SVP for Digital Innovation, where he oversees TDCX’s broad marketing initiatives including branding, digital marketing, digital innovation, and exponential technologies such as AI, machine learning, finance technology, and intelligent automation. Mr. Pan Sin sits on several international judging panels for prominent digital awards and is a member of the Interactive Media Council, Web Marketing Association, Academy of the Interactive & Visual Arts and The One Club for Creativity. Mr. Pan Sin also was formerly employed as the head of one of the largest digital agencies in Malaysia. He was one of the first in Asia to be inducted into Google’s #CertifiedChamps Hall of Fame for completing all Google Ads certifications. Mr. Pan Sin graduated with a Bachelor of Arts (Hons) in Creative Multimedia from Limkokwing University of Creative Technology in 2007 and attended an Executive Program in Leading Digital Transformation and Innovation at INSEAD in 2023.

There are no family relationships among any of our directors or executive officers.

B.	Compensation.

Compensation of Directors and Executive Officers

The compensation for each of our executive officers comprises base salary, discretionary bonus, equity-settled share-based compensation, contractual benefits and contributions to defined contribution plans. Total compensation paid and benefits in kind provided to our directors and executive officers listed in the table contained in “—E. Share ownership” for the year ended December 31, 2023 was S$14.5 million, of which S$1.8 million was equity-settled share-based compensation. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Comparison of Years Ended December 31, 2023 and 2022.” The total amount set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to our directors and executive officers for the year ended December 31, 2023 was S$0.5 million.

Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for individuals who are employed by our Singapore subsidiaries and who are Singapore citizens or permanent residents as prescribed under the Singapore Central Provident Fund Act. The contribution rates vary, depending on the age and salary of the relevant individual, and if such individual is a Singapore permanent resident, the year of such individual’s permanent residency status.

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

Performance Share Plan

On August 26, 2021, we adopted our PSP which allows us to offer Class A ordinary shares or ADSs to our employees, directors, officers, and consultants. Pursuant to the PSP, the aggregate nominal number of shares over which our board of directors may award is 5.0% of our total issued and outstanding shares on a fully diluted as-converted basis, which is 7,288,140 shares.

If the Merger consummates, there will not be any future vesting of awards under our PSP. At the time the Merger takes effect, we will (i) terminate our PSP and all award agreements thereunder and (ii) cancel all outstanding restricted share units and cash-settled equity-based awards granted under our PSP. Each such unvested restricted share unit and cash-settled equity-based awards will be cancelled automatically without payment of any consideration or distribution therefor.

Eligibility. We may award Class A ordinary shares or ADSs to our employees, officers, executive directors and consultants provided that such person, on the date of the award, is at least 21 years of age.

Release of Shares. Class A ordinary shares or ADSs awarded under the PSP and in connection with a share award may be released and delivered to a plan participant based on certain performance criteria being satisfied over any performance period as prescribed pursuant to the PSP (and to the extent that such performance criteria has been satisfied) and certain other conditions being met. These conditions include no misconduct by such person prior to the release of any Class A ordinary shares or ADSs pursuant to an award; there has been no winding up of the Company due to insolvency; or termination (subject to customary exceptions). A committee comprising certain members of our board of directors, or the PSP Committee, is responsible for administering the PSP and has the discretion to release or determine any award lapsed in the case of certain conditions, which include, among others, a transfer of beneficial ownership of an award due to a bankruptcy of a plan participant, the death or disability of a participant (and in such case the disability results in the participant no longer being employed by the Company), or any other event approved by such PSP Committee.

Transfer Restrictions. Class A ordinary shares or ADSs awarded to any person are subject to certain limitations on transfer. The Class A ordinary shares or ADSs awarded under the PSP shall not be transferred, charged, assigned, pledged, or otherwise disposed of, in whole or in part, during any retention period determined by the PSP Committee (except to the extent set out in any award letter or as determined by the PSP Committee, in its sole discretion).

Termination of the Scheme. The PSP remains in force at the discretion of the PSP Committee, subject to a maximum period of ten years from the date of adoption. The termination of the scheme shall not affect Class A ordinary shares or ADSs that have been awarded in accordance with the plan, whether or not such shares have vested.

The following table summarizes the awards of Class A ordinary shares (represented by ADSs) granted to certain of our directors and executive officers under the PSP, as of April 5, 2024, excluding any Class A ordinary shares that were forfeited or cancelled after the relevant grant dates. In 2023, 215,558 Class A ordinary shares (represented by ADSs) representing awards previously granted under the terms of our PSP were released and delivered to certain of our directors and executive officers.

Name	Class A Ordinary Shares (Represented by ADSs) Awarded		Exercise Price (US$/Share)	Date of Grant of Award	Date of Expiration
Chin Tze Neng	*		—	November 1, 2021	N/A
Edward Goh Kok Hwee	*		—	November 1, 2021	N/A
Tay Hui Kiang (Angie)	*		—	November 1, 2021	N/A
Byron Joseph Fernandez	*		—	November 1, 2021	N/A
Ricart Valvekens	*		—	November 1, 2021	N/A
Lim Chee Gay	*		—	November 1, 2021	N/A
Sophie Jane Chelmick	*		—	November 1, 2021	N/A
Andrew Thomas Cranshaw (Andy)	*		—	November 1, 2021	N/A
Pan Sin Michael Shane Yat Thow	*		—	November 1, 2021	N/A
All directors and executive officers above as a group	1,288,902	(1)	—	—	—

Notes:

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2023.
(1)	Includes 339,407 Class A ordinary shares (represented by ADSs) representing awards granted under the terms of our PSP that have been released and delivered to these directors and executive officers.

C.	Board Practices.

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

The Nominating and Corporate Governance Committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors and ensuring these individuals have the requisite expertise;

•	reviewing and evaluating the composition, function and duties of our board of directors;

•	recommending nominees for selection to our board of directors and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading our board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board of directors; and

•	developing and recommending to the board our rules governing the board, reviewing and assessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

D.	Employees.

Employees by Geographic Location Providing Services

The following table sets out the number of our total employees by geographic location providing services or conducting operations.

	As of December 31,
	2023		2022		2021
Singapore	1,170		1,478		1,454
The Philippines	7,055		6,783		5,750
Malaysia	5,516		5,826		4,201
Thailand(1)	1,821		2,122		2,363
China	388		343		390
Japan	532		492		359
Others	1,380	(4)	839	(3)	189	(2)

Total	17,862		17,883		14,706

Notes:

(1)	Data as of December 31, 2021 included 289 employees deployed under our human resource and administration services.
(2)	Comprises employees in Spain, India, Colombia, South Korea, and Romania.
(3)	Comprises employees in Spain, India, Colombia, South Korea, Hong Kong, Romania and Türkiye.
(4)	Comprises employees in Spain, India, Colombia, South Korea, Hong Kong, Australia, Taiwan, Romania, Türkiye, Vietnam, Brazil and Indonesia.

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

We hire primarily permanent employees for our campaigns, though we may hire expatriate employees on fixed-term contracts. We do not match employee contract durations to campaign duration and where practicable, we assign our employees to other campaigns at the end of a client engagement. Substantially all of our employees are employed on a full-time basis.

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

We encourage wellness by promoting a sense of community among our employees. We believe that this sense of community is particularly important to our employees, especially those under 35 who make up over half of our employees, and our expatriate employees who often relocate to join our Company. Our employee engagement team also organizes regular wellness events to promote physical and mental health, such as yoga and meditation and we have continued to provide these during the COVID-19 pandemic through online sessions. We also offer free annual health check-ups and employ psychologists for our content, trust and safety teams to help them deal with the particular stresses of content, trust and safety work. We deployed a digital employee assistance program and mental health digital coaching platform to our employees in 2021.

In 2021, we launched our career ambassadors program to enhance our support in helping employees determine and achieve their career goals. Each of our operating countries has a dedicated career coach, with whom employees can schedule one-on-one coaching sessions. The sessions help our employees to develop greater self-awareness, to understand their career interests and goals and to identify their career potential and growth with TDCX. In 2022, we launched the Functional Competencies and Career Path program for our employees to be guided on their career development and career progression. These functional competencies will be part of the framework of our existing core values and leadership competencies that will be the framework for our employees to be assessed and develop to progress in their career path in TDCX. In 2023, we focused on our career ambassador’s framework, incorporating mentoring programs to advise our employees’ career and skill gaps. Each of our operating countries has mentoring programs supported by mentors from the leadership team, with whom employees can schedule mentoring sessions through open mentoring or scheduled mentoring. Such sessions aim to help our employees to close their skill gaps for their career progression readiness.

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

In August 2021, we adopted the PSP to grant awards to our outstanding employees. The plan aims to motivate employees to deliver high levels of performance and to remain committed to the Company’s success. It is also to align the interests of employees and executive directors with the interests of the shareholders of the Company.

E.	Share Ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 5, 2024, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our Class A ordinary shares or Class B ordinary shares.

The calculations in the table below are based on 144,039,491 ordinary shares issued and outstanding as of April 5, 2024, comprising (i) 20,539,491 Class A ordinary shares (excluding (a) 2,220,728 Class A ordinary shares represented by 2,220,728 ADSs that the Company repurchased, and (b) 350,000 Class A ordinary shares issued to the depositary for future vesting of warrants granted to a customer) and (ii) 123,500,000 Class B ordinary shares.

For the purpose of this table, beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated below, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after April 5, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of April 5, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-converted basis	% of Total Ordinary Shares†	% of Aggregate Voting Power††
Directors and Executive Officers(1):
Laurent Junique(2)	559,625	123,500,000	124,059,625	86.1	98.4
Chin Tze Neng	46,423	—	46,423	*	*
Edward Goh Kok Hwee	54,993	—	54,993	*	*
Koh Chia Ling	—	—	—	—	—
Tan Yee Peng	—	—	—	—	—
Tay Hui Kiang (Angie)	74,390	—	74,390	*	*
Byron Joseph Fernandez	42,426	—	42,426	*	*
Ricart Valvekens	42,825	—	42,825	*	*
Lim Chee Gay	14,165	—	14,165	*	*
Sophie Jane Chelmick	4,113	—	4,113	*	*
Andrew Thomas Cranshaw (Andy)	4,395	—	4,395	*	*
Pan Sin Michael Shane Yat Thow	13,949	—	13,949	*	*
All of our directors and executive officers as a group	857,304	123,500,000	124,357,304	86.3	98.4
Principal Shareholders:
Transformative Investments Pte Ltd(2)	—	123,500,000	123,500,000	85.7	98.4
FourWorld Capital Management LLC(3)	4,560,000	—	4,560,000	3.2	0.4
Ward Ferry Management (BVI) Ltd(4)	2,732,857	—	2,732,857	1.9	0.2
Goldman Sachs Asset Management, L.P.(5)	1,887,522	—	1,887,522	1.3	0.1
Glazer Capital, LLC(6)	1,545,410	—	1,545,410	1.1	0.1

Notes:

*	Less than 1% of our total outstanding shares.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after April 5, 2024, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after April 5, 2024.

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
(2)

Represents (i) 166,000 Class A ordinary shares directly held by Mr. Junique’s spouse, (ii) 393,625 Class A ordinary shares directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A ordinary shares issuable upon conversion of the Class B ordinary shares directly held by Transformative Investments Pte Ltd. The entire interest of Transformative Investments Pte Ltd is held by a trust that was established for the benefit of Mr. Junique and his family. The registered office of Transformative Investments Pte Ltd is at the Offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Information is based on a Schedule 13G jointly filed with the SEC on April 4, 2024 by FourWorld Capital Management LLC and John Addis. FourWorld Capital Management LLC and John Addis reported shared voting and dispositive power over 4,560,000 Class A Ordinary Shares. The address of FourWorld Capital Management LLC and John Addis is 7 World Trade Center, Floor 46, New York, NY 10007.

(4)

Information is based on a Form 13F filed with the SEC on February 13, 2024 by Ward Ferry Management (BVI) Ltd. Ward Ferry Management (BVI) Ltd reported sole voting power over 2,732,857 ADSs, each representing one Class A Ordinary Share, and sole dispositive power over 2,732,857 ADSs. The address of Ward Ferry Management (BVI) Ltd is Suite 2608, Two Exchange Square, Central, Hong Kong.

(5)

Information is based on a Schedule 13G/A filed with the SEC on February 5, 2024 by Goldman Sachs Asset Management, L.P. Goldman Sachs Asset Management, L.P. reported shared voting power over 1,710,891 ADSs, each representing one Class A Ordinary Share, and shared dispositive power over 1,887,522 ADSs. The address of Goldman Sachs Asset Management, L.P. is 200 West Street, New York, NY 10282.

(6)

Information is based on a Schedule 13G jointly filed with the SEC on March 14, 2024 by Glazer Capital, LLC and Paul J. Glazer. Glazer Capital, LLC and Paul J. Glazer reported shared voting and dispositive power over 1,545,410 ADSs, each representing one Class A Ordinary Share. The address of Glazer Capital, LLC and Paul J. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5.0% of our ordinary shares. As of April 5, 2024, our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary and the beneficial owners described above, we are not aware of any shareholder being a United States citizen or an entity incorporated in the United States as of April 5, 2024. To our knowledge, as of April 5, 2024, none of our directors and executive officers are residents of the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

For certain information as of April 5, 2024 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our PSP, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions.

The following disclosure is a description of related party transactions we have entered into since January 1, 2023.

Merger Agreement

See discussion of the Merger Agreement in “Item 4. Information on the Company—A. History and development of the Company,” which is incorporated by reference into this Item 7 of this annual report.

Employment Agreements and Indemnification Agreements

For a description of our other agreements with our board members and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Performance Share Plan

For a description of our PSP, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Performance Share Plan.”

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

Dividend Policy

We do not intend to pay any dividends on our ordinary shares or ADSs for the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for the operation and growth of our business. Additionally, pursuant to the Merger Agreement, we have agreed to not declare, set aside, make or pay any dividend with respect to our ordinary shares during the pendency of the Merger, without the prior written consent of our Principal Shareholder.

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

In the event we decide to pay dividends in the future, subject to the Cayman Companies Act, our board of directors may from time to time declare dividends in any currency to be paid on our ordinary shares, and our shareholders may by ordinary resolution declare a dividend, but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of its business.

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

According to the Company Law of the People’s Republic of China, which came into effective on January 1, 2006 and was last amended on December 29, 2023, when a company distributes its profits of the current year, 10% of the profits shall be allocated to its statutory reserve fund. A company is not required to allocate to the statutory reserve fund once the cumulative amount of the statutory reserve fund reaches 50% or more of the company’s registered capital. The statutory reserve fund can be used to cover the losses of a company. If there is any loss of a company accrued in previous years, the company shall use its profits from the current year to cover the losses before accruing the statutory reserve fund. After a company has accrued the statutory reserve fund from its profits, it may, upon a resolution of the shareholder(s), accrue a discretionary reserve fund from the profits. After losses of a company have been made up and allocation to the reserve fund has been made, the remaining profits from either the current year or previous years can be distributed to its shareholder(s). A company shall not make distribution to its holdings of its own equity interests. Under the laws of the People’s Republic of China, dividends paid from our subsidiary located in Beijing are subject to a 10% withholding tax since its shareholder is a non-resident enterprise.

With respect to the Philippines, the board of directors of a Philippine company may only declare dividends out of unrestricted retained earnings. In the case of the payment of stock dividends, the same should be approved by the board of directors and ratified by stockholders holding or representing at least two-thirds (2/3) of the outstanding capital stock of the Philippine company. The foreign exchange necessary to remit dividends, profits, and earnings to an overseas holder of the shares of a Philippine company may be sourced from within the Philippine banking system provided such foreign investment in the shares of the Philippine company has been registered with the Bangko Sentral ng Pilipinas, the central bank of the Philippines. Transfers of the assets of a Philippine company used in relation to its PEZA-registered business require the consent or approval of PEZA. The transfer, sale, or disposition of capital equipment within five years from the date of acquisition shall also require prior approval from the BOI which shall be granted under certain conditions. Failure to secure the approval of the BOI prior to the sale, transfer, or disposition of such capital equipment shall render the BOI-registered entity and the purchaser thereof to financial penalties. Any sale, transfer, or disposition of capital equipment after five years from the date of acquisition shall require notice to the BOI within ten days from the sale, transfer, or disposition thereof. In addition, the transfer/sale of all or substantially all of the assets of a Philippine company shall be subject to the requirements of Act No. 3952, as amended, otherwise known as the “Bulk Sales Law” and the Revised Corporation Code of the Philippines.

B.	Significant Changes

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

We are an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return disclosing its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for public inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years); and

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

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

In addition, all Class B ordinary shares then issued and outstanding will automatically and immediately convert into the same number of Class A ordinary shares, upon the first to occur of:

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

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the NYSE rules, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

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

Restructuring

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

•	is or is likely to become unable to pay its debts; and

•	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Cayman Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid-up shares into stock and reconvert the stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum and articles of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs and ordinary shares by U.S. Holders (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. Based upon our current and expected income and assets (including goodwill) and the market price of our ADSs, we believe we were not a PFIC for the taxable year ended December 31, 2023.

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

Quantitative and Qualitative Disclosures About Market Risk

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in us incurring a financial loss. Our credit risk is primarily attributable to our cash and cash equivalents, trade receivables, contract assets and other receivables. Cash and cash equivalents are placed with credit-worthy financial institutions with high credit ratings assigned by international credit-rating agencies and accordingly we believe credit risk for our cash and cash equivalents is limited. We have adopted procedures in connection with extending credit terms to clients that involve monitoring client credit risk. Credit evaluations are performed on clients requiring credit over a certain amount. Before accepting any new client, we carry out basic research on the background of the new client and assess the potential client’s credit quality. As of December 31, 2023, the net carrying amount of our trade receivables, contract assets and other receivables excluding prepayments was S$107.7 million, S$52.0 million and S$15.1 million, respectively. We maintain allowances against receivables and contract assets. Credit losses and write-offs of accounts receivable balances have historically not been material to our consolidated financial results.

We are also exposed to credit risk indirectly through our investments in two dedicated protected cells as part of our self-insurance coverage, presented in our financial statements as financial assets measured at FVTPL. Our two cells place cash received from us with a credit-worthy financial institution. As of December 31, 2023, the carrying amount of our financial assets measured at FVTPL was S$56.4 million.

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

The sensitivity analysis below includes only significant outstanding foreign currencies denominated monetary items. If the U.S. dollar strengthens/(weakens) by 5% against the relevant functional currencies, profit or loss will increase/(decrease) by:

	For the Year Ended December 31,
	2023	2022	2021
	(S$ in thousands)
U.S. dollar	5,904	4,291	3,813

We also generally try to include foreign currency risk provisions when negotiating our MSAs and/or SOWs that allow us to renegotiate our billing rates if the average of the relevant local currency fluctuates beyond a specified range compared to the average of our client’s specified currency. The contracted range is typically between +/- 1% and +/- 5%. These rate revisions take place periodically, usually at the time of contract.

Interest Rate Risk

Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on us in the current reporting period and future years. As of December 31, 2023, we are not exposed to significant interest rate risk as there are no outstanding interest-bearing liabilities except for the fixed rate lease liabilities.

Liquidity Risk

Liquidity risk is managed by matching the payment and receipt cycle. We aim to maintain sufficient cash and cash equivalents and internally generated cash flows to finance our operations. We minimize liquidity risk by keeping credit lines (including working capital borrowings) available. As of December 31, 2021, 2022 and 2023, our current assets exceeded our current liabilities by S$415.3 million, S$499.9 million and S$597.5 million, respectively. As of December 31, 2023, we have an undrawn revolving credit facility of S$20 million with a financial institution.

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

Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Singapore, the Philippines, Malaysia, Thailand and elsewhere where we employ a significant number of employees could also lead to payroll increases, which may adversely affect our results of operations. A high rate of inflation in the future, and specifically wage inflation, may have an adverse effect on our ability to maintain current levels of profit margin and operating expenses as a percentage of revenues if the selling prices of our services do not increase in line with increases in costs, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Increases in employee salaries and benefits expenses as well as changes to labor laws could affect our business.”

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program or waive fees and expenses for services provided to us by the depositary. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2023, we did not receive any such payments from the depositary bank.

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

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, that applies to our directors, officers and employees and which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies and standards, such as gifts and hospitality, protection and use of our assets, intellectual property and confidentiality, accuracy of financial reports and other public communications, record keeping, discrimination and harassment, fair dealing, and health and safety. We have filed our code of business conduct and ethics as Exhibit 11.1 of our annual report on Form 20-F, filed with the SEC on April 20, 2022, which is incorporated herein by reference. A copy of our code of business conduct and ethics is available on our website at www.tdcx.com.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external accounting firm, Deloitte & Touche LLP (PCAOB ID No. 1046).

	For the Year Ended December 31,
	2022	2023
	(S$, in thousands)
Audit fees(1)	944	1,060
Total	944	1,060

Note:

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of ADSs

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid per ADS		(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs(1)
January 1, 2023 to March 31, 2023	3,000	US$	9.98 per ADS	3,000	US$	20.0 million
April 1, 2023 to June 30, 2023	23,428	US$	8.27 per ADS	23,428	US$	19.9 million
July 1, 2023 to September 30, 2023	730,301	US$	6.08 per ADS	730,301	US$	15.5 million
October 1, 2023 to December 31, 2023	418,187	US$	5.17 per ADS	418,187	US$	13.3 million

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Not applicable.

Item 16K.	CYBERSECURITY

Risk management and strategy

Our Cybersecurity Risk Management program is vital to how we provide services to our clients to ensure that we maintain and proactively manage information security throughout operations. Assessing, identifying, and managing material risks from cybersecurity threats is crucial to us.

Risk Assessment

We assess potential cybersecurity risks. This involves identifying and evaluating assets, vulnerabilities, threats, and potential impacts. Assets include sensitive data, systems, networks, applications, and hardware. Vulnerabilities refer to weaknesses or gaps in security measures that could be exploited by threats. Threats encompass various potential sources of harm, such as malicious actors, disasters, or technology failures. Impacts include financial losses, reputational damage, legal liabilities, or disruptions to operations. Assessments are conducted using industry standard tools for vulnerability assessment and assessing web application vulnerabilities. Within the organization, we have the capability to test the resiliency of our controls to detect system and network vulnerabilities. We also partner with reputable security consulting and auditing firms for our external penetration tests and remediate weaknesses to maintain our security posture.

Cybersecurity Threat Identification

We regularly monitor emerging cybersecurity threats and trends through various sources, including threat intelligence feeds, security advisories, industry reports, and governmental alerts, through our dedicated Regional Security Operations Centre, or SOC. Our SOC evaluates the potential impact of identified cybersecurity threats on our operations, finances, and reputation. We consider the likelihood of occurrence and the magnitude of potential harm associated with each threat, then prioritize threats based on their significance to our objectives and stakeholders.

Risk Management

To address identified cybersecurity risks effectively, we develop and implement risk mitigation strategies. We utilize a combination of technical controls, policies, procedures, and training to reduce the likelihood and impact of cyber threats. In addition, we have established incident response plans and procedures to facilitate a swift and coordinated response in the event of a cybersecurity incident. We regularly review and update risk management measures to adapt to evolving cybersecurity threats and organizational changes. We also implement continuous education and awareness programs on best practices in information security to our employees through regular advisories, annual mandatory security awareness courses that include data security and privacy on our e-learning platform, and assessments through cybersecurity exercises such as phishing simulations and incident management table-top exercise.

Reporting and Disclosure

We keep users informed of material cybersecurity risks and potential impact of cybersecurity risks on our operations. Furthermore, we also provide constant updates to users regarding our cybersecurity risk management efforts.

Continuous Improvement

We conduct periodic reviews and audits of our cybersecurity posture to identify areas for improvement. We also incorporate lessons learned from past incidents and near-misses into future risk management strategies. We stay abreast of advancements in cybersecurity technologies and threat landscapes to enhance our resilience against cyber threats. Our employees play a vital role in our Cybersecurity program, and it is crucial that continuous awareness complemented with technical preventive controls is in place to mitigate external risks.

Governance

The TDCX Cybersecurity team consists of security professionals with over ten years of combined experience in risk management, security incident response, vulnerability management, endpoint security, infosec policy governance and executive reporting. The team is knowledgeable of different industry security standards and application of security framework such as PCI-DSS, ISO27001, ISMS, HiTrust Compliance, BCM, CIS Critical Security Controls, and NIST Cybersecurity Framework. Several team members are certified under CISM, CISSP, ITIL, CCNA, CEH, CCPA and RHCE with background in networking and system administration on various platforms. We continue to upskill our team members through internal and external training programs relevant to their current expertise and experience.

Our Group CIO office presents the annual IT audit plan and highlights significant IT issues detected throughout the year to the Audit Committee on an annual basis. Cybersecurity risks are integrated into enterprise risk discussions, and any instances of security breaches are reported bi-annually to the Audit Committee, if applicable. The disclosure process for such risks is overseen by our Group Internal Audit department. Additionally, the Group CIO office is periodically invited to provide insights and presentations on these critical topics to our board of directors.

In the event of a cybersecurity incident, the incident is reported in a bottom-up approach whereby the local security officer will inform the Head of IT, Regional SOC, Regional IT Director and CIO at the same time. For disseminating information and alerts, information is disseminated by the Regional SOC to all sites’ IT Leaders, Regional IT Director and the CIO at the same time. We also involve our General Counsel as necessary, depending on the materiality of the risk.

Cybersecurity risks are integrated into enterprise risk discussions, and any instances of security breaches are reported bi-annually to the Audit Committee.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of TDCX Inc. (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 27, 2021 (File No. 333-259361))

2.1	Form of Specimen of American Depositary Receipt Evidencing American Depositary Shares (included in Exhibit 2.3)

2.2	TDCX Inc.’s Specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

2.3	Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated September 30, 2021 (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-259361) filed with the SEC on October 28, 2021)

2.4*	Description of Securities

4.1	TDCX Performance Share Plan (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.2	Form of director and executive officer indemnification agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.3	Form of Registration Rights Agreement among the Registrant and the Principal Shareholder (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.4	Facility Agreement, dated March 16, 2021, by and among TDCX Inc. and Credit Suisse AG, Singapore Branch (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

Exhibit No.	Description of Exhibit

4.5	Amendment Agreement, dated May 21, 2021, by and among TDCX Inc. and Credit Suisse AG, Singapore Branch (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.6	Facility Agreement, dated September 3, 2021, by and between TDCX (SG) Pte. Ltd. and Oversea-Chinese Banking Corporation Limited (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.7#	Call Center Services Agreement among Facebook Ireland Limited and TDCX (SG) Pte. Ltd. (formerly known as Teledirect Pte Ltd) dated November 18, 2015 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.8#	Master Services Agreement for Contact Center Services among Airbnb Ireland Unlimited Company and TDCX Holdings Pte. Ltd. dated August 1, 2021 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on September 7, 2021 (File No. 333-259361))

4.9	Agreement and Plan of Merger, dated as of March 1, 2024, by and among Transformative Investments Pte Ltd, Helium and TDCX Inc. (incorporated herein by reference to Exhibit 99.2 to our Form 6-K filed with the Securities and Exchange Commission on March 1, 2024).

8.1*	List of subsidiaries of TDCX Inc.

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 from our annual report on Form 20-F filed with the SEC on April 20, 2022)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche LLP, registered public accounting firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Thanathip & Partners Legal Counsellors Limited

97*	TDCX Inc. Clawback of Erroneously Awarded Compensation Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.
#	Confidential portions of the exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TDCX Inc.

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Executive Chairman and Chief Executive Officer

Date: April 29, 2024

TDCX INC . A ND ITS SUBSIDIARIES (Registration No. 362018 ) CONSOLIDATED FINANCIAL STATEMENTS
YEAR S ENDED DECEMBER 31, 2021, 2022 and 2023

TDCX INC. AND ITS SUBSIDIARIES
C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TDCX INC.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of TDCX Inc. and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

/s/Deloitte & Touche LLP

Singapore
April 2
3
, 2024
We have served as the Group’s auditor since 2019.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	December 31, 2023	December 31, 2023	December 31, 2022
		US$’000	S$’000	S$’000
		(Note 3)
ASSETS
Current assets
Cash and cash equivalents	7	342,671	451,849	389,100
Fixed and pledged deposits	8	—	—	6,551
Trade receivables	9	81,711	107,744	88,808
Contract assets	10	39,469	52,044	58,808
Other receivables	11	10,706	14,117	15,885
Financial assets measured at fair value through profit or loss	12	42,803	56,440	29,776
Income tax receivable		194	256	354

Total current assets		517,554	682,450	589,282

Non-current assets
Pledged deposits	8	453	597	584
Other receivables	11	4,870	6,421	5,019
Plant and equipment	13	23,368	30,813	41,292
Right-of-use assets	14	30,912	40,760	35,236
Goodwill and intangible assets	15	2,052	2,706	2,924
Deferred tax assets	20	2,535	3,342	3,463

Total non-current assets		64,190	84,639	88,518

Total assets		581,744	767,089	677,800

LIABILITIES AND EQUITY
Current liabilities
Trade payables		2,388	3,149	5,354
Accrued operating expenses and other payables	16	34,708	45,766	44,369
Lease liabilities	17	16,954	22,355	17,818
Provision for reinstatement cost	18	1,742	2,297	5,282
Income tax payable		8,596	11,335	16,560

Total current liabilities		64,388	84,902	89,383

Non-current liabilities
Lease liabilities	17	16,125	21,263	20,644
Provision for reinstatement cost	18	5,302	6,992	3,572
Defined benefit obligation	19	1,918	2,529	1,497
Deferred tax liabilities	20	896	1,182	852

Total non-current liabilities		24,241	31,966	26,565

Capital, reserves and non-controlling interests
Share capital	21	14	19	19
Reserves	28	142,505	187,907	219,590
Retained earnings		350,638	462,351	342,260

Equity attributable to owners of the Group		493,157	650,277	561,869
Non-controlling interests		(42)	(56)	(17)

Total equity		493,115	650,221	561,852

Total liabilities and equity		581,744	767,089	677,800

See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	2023	2023	2022	2021

		US$’000	S$’000	S$’000	S$’000
		(Note 3)
Revenue	23	499,280	658,351	664,120	555,198
Employee benefits expense		(321,986)	(424,571)	(436,350)	(339,683)
Depreciation and amortization expense		(33,069)	(43,605)	(39,731)	(39,853)
Rental and maintenance expense		(9,116)	(12,021)	(9,980)	(9,832)
Recruitment expense		(7,666)	(10,109)	(14,201)	(10,884)
Transport and travelling expense		(1,192)	(1,572)	(1,637)	(1,461)
Telecommunication and technology expense		(10,394)	(13,705)	(11,822)	(8,826)
Interest expense		(1,651)	(2,177)	(1,936)	(8,414)
Other operating expense		(15,161)	(19,991)	(14,699)	(11,126)
Share of profit from an associate		—	—	139	101
Interest income		8,867	11,692	3,348	544
Other operating income	25	3,156	4,162	4,736	6,315

Profit before income tax		111,068	146,454	141,987	132,079
Income tax expenses	26	(19,948)	(26,304)	(37,049)	(28,237)

Profit for the year	24	91,120	120,150	104,938	103,842
Item that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligation		(36)	(47)	924	276
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(11,062)	(14,586)	(14,432)	(6,500)

Total comprehensive income for the year		80,022	105,517	91,430	97,618

Profit attributable to:
- Owners of the Group		91,119	120,149	104,936	103,841
- Non-controlling interests		1	1	2	1

		91,120	120,150	104,938	103,842

Total comprehensive income attributable to:
- Owners of the Group		80,021	105,516	91,428	97,617
- Non-controlling interests		1	1	2	1

		80,022	105,517	91,430	97,618

Basic earnings per share (in US$ or S$)	27	0.63	0.83	0.72	0.81

Diluted earnings per share (in US$ or S$)	27	0.63	0.83	0.72	0.81

Weighted average number of ordinary shares used in computing basic earnings per share	27	144,785,247	144,785,247	145,298,557	128,803,824

Weighted average number of ordinary shares used in computing diluted earnings per share	27	144,825,713	144,825,713	145,298,557	128,830,134

See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital	Reserves (Note 28)	Retained earnings	Equity attributable to owners of the Group	Non- controlling interests	Total
		S$’000	S$’000	S$’000	S$’000	S$’000	S$’000

Balance at January 1, 2021		*	(19,843)	132,371	112,528	3	112,531
Total comprehensive income for the year:
Profit for the year		—	—	103,841	103,841	1	103,842
Other comprehensive (loss) income		—	(6,500)	276	(6,224)	—	(6,224)

Total		—	(6,500)	104,117	97,617	1	97,618

Transactions with owners recognized directly in equity:
Issuance of share capital for cash	21	19	502,387	—	502,406	—	502,406
Share-based payments expenses	22	—	5,253	—	5,253	—	5,253
Distribution to founder	28	—	(252,747)	—	(252,747)	—	(252,747)
Effects of translation on other reserve	28	—	(1,371)	—	(1,371)	—	(1,371)
Dividend paid to non-controlling interests		—	—	—	—	(176)	(176)
Transfer of profits to legal reserve	28	—	2	(2)	—	—	—

Total		19	253,524	(2)	253,541	(176)	253,365

Proceeds for capital call on non-fully paid-up share capital		—	—	—	—	192	192

Balance at December 31, 2021		19	227,181	236,486	463,686	20	463,706
Total comprehensive income for the year:
Profit for the year		—	—	104,936	104,936	2	104,938
Other comprehensive (loss) income		—	(14,432)	924	(13,508)	—	(13,508)

Total		—	(14,432)	105,860	91,428	2	91,430

Transactions with owners recognized directly in equity:
Share-based payments expenses	22	—	19,465	—	19,465	—	19,465
Dividend paid to non-controlling interests		—	—	—	—	(39)	(39)
Issuance of shares due to vesting of warrants	21	*	910	—	910	—	910
Repurchase of American Depositary Shares	28	—	(13,620)	—	(13,620)	—	(13,620)
Transfer of profits to legal reserve	28	—	86	(86)	—	—	—

Total		—	6,841	(86)	6,755	(39)	6,716

Balance at December 31, 2022		19	219,590	342,260	561,869	(17)	561,852
Total comprehensive income for the year:
Profit for the year		—	—	120,149	120,149	1	120,150
Other comprehensive (loss) income		—	(14,586)	(47)	(14,633)	—	(14,633)

Total		—	(14,586)	120,102	105,516	1	105,517

Transactions with owners recognized directly in equity:
Share-based payments expenses	22	—	(9,108)	—	(9,108)	—	(9,108)
Dividend paid to non-controlling interests		—	—	—	—	(40)	(40)
Issuance of shares due to vesting of warrants	21	*	1,228	—	1,228	—	1,228
Repurchase of American Depositary shares	28	—	(9,228)	—	(9,228)	—	(9,228)
Transfer of profits to legal reserve	28	—	11	(11)	—	—	—

Total		—	(17,097)	(11)	(17,108)	(40)	(17,148)

Balance at December 31, 2023		19	187,907	462,351	650,277	(56)	650,221

*	Amount is less than S$1,000
See accompanying notes to financial statements.

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	2023	2023	2022	2021

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Operating activities
Profit before income tax	111,068	146,454	141,987	132,079
Adjustments for:
Depreciation and amor tiz ation expense	33,069	43,605	39,731	39,853
Impairment loss on pl ant and equipment	275	362	—	—
Gain on early termination of right-of-use assets	—	—	—	(29)
Allowance (Reversal of allowance) on trade and other receivables	—	—	104	(2)
Changes in fair value of financial assets measured at fair value through profit or loss	(1,362)	(1,796)	—	—
Equity-settled share-based payment (net reversal) expense	(6,907)	(9,108)	19,465	5,204
Provision for reinstatement cost	—	—	387	(7)
Bank loan transaction cost	33	43	50	416
Interest income	(8,867)	(11,692)	(3,348)	(544)
Interest expense	1,651	2,177	1,936	8,414
Retirement benefit service cost	705	930	753	619
Loss on disposal and write-off of plant and equipment	50	66	18	211
Share of profit from an associate	—	—	(139)	(101)
Fair value gain on previously held equity interest	—	—	(139)	—

Operating cash flows before movements in working capital	129,715	171,041	200,805	186,113
Trade receivables	(16,276)	(21,462)	677	(57,003)
Contract assets	3,680	4,852	(12,601)	(4,000)
Other receivables	(195)	(257)	(6,611)	(672)
Trade payables, accrued operating expenses and other payables	1,637	2,158	17,031	4,542

Cash generated from operations	118,561	156,332	199,301	128,980
Interest received	8,867	11,692	3,348	544
Income tax paid	(23,514)	(31,006)	(38,140)	(25,703)
Income tax refunded	121	159	42	4

Net cash from operating activities	104,035	137,177	164,551	103,825

Investing activities
Purchase of plant and equipment (Note A)	(8,950)	(11,801)	(24,466)	(20,648)
Proceeds from disposal of plant and equipment	23	30	136	126
Payment for restoration of office	(61)	(81)	—	(428)
Placements in fixed deposits	—	—	(154)	(1,255)
Withdrawal of fixed deposits	4,796	6,324	1,900	—
Decrease in pledged deposits	—	—	—	1,888
Dividend income from associate	—	—	161	13
Acquisition of subsidiary, net of cash acquired (Note 32)	—	—	(4,214)	—
Investment in financial assets measured at fair value through profit or loss	(19,674)	(25,942)	(3,032)	(23,835)

Net cash used in investing activities	(23,866)	(31,470)	(29,669)	(44,139)

TDCX INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (cont’d)

	2023	2023	2022	2021

	US$’000 (Note 3)	S$’000	S$’000	S$’000
Financing activities
Dividends paid	(30)	(40)	(39)	(176)
Drawdown of bank loan	—	—	600	252,658
Distribution to founder	—	—	—	(252,032)
Repayment of lease liabilities	(18,178)	(23,970)	(19,729)	(19,632)
Interest paid	—	—	(215)	(6,847)
Bank loan transaction cost paid	—	—	—	(361)
Repayment of bank loan	—	—	(17,449)	(276,564)
Repurchase of American Depositary Shares	(6,998)	(9,228)	(13,620)	—
Proceeds from issuance of shares, net of issuance costs	—	—	1	502,406
Proceeds for capital call on non-fully paid-up share capital from non-controlling interests	—	—	—	192

Net cash (used in) from financing activities	(25,206)	(33,238)	(50,451)	199,644

Net increase in cash and cash equivalents	54,963	72,469	84,431	259,330
Effect of foreign exchange rate changes on cash held in foreign currencies	(7,378)	(9,720)	(8,478)	(5,990)
Cash and cash equivalents at beginning of year	295,086	389,100	313,147	59,807

Cash and cash equivalents at end of year (Note 7)	342,671	451,849	389,100	313,147

Note A:
During the year, the additions to plant and equipment totaling S$12.4 million (2022: S$25.2 million, 2021: S$23.3 million) comprises paid purchases totaling S$11.8 million (2022: S$24.4 million, 2021: S$20.6 million) and a provision of S$0.6 million (2022: S$0.8 million, 2021: S$2.7 million) for estimated future reinstatement cost relating to office improvements (Note 1
8
).
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

	Bank loans	Lease liabilities
	S$’000	S$’000
At January 1, 2022	16,810	35,911
Financing cash flow	(17,057)	(19,729)
Bank loan transaction cost	50	—
Non-cash changes:
- Accrued interest	170	1,554
- Additions to lease liabilities	—	16,116
- Lease modification	—	6,914
- Acquired on acquisition of a subsidiary	—	176
- Currency alignment	27	(2,480)

At December 31, 2022	—	38,462
Financing cash flow	—	(23,970)
Non-cash changes:
- Accrued interest	—	1,975
- Additions to lease liabilities	—	17,327
- Lease modification	—	11,101
- Early termination	—	(246)
- Currency alignment	—	(1,031)

At December 31, 2023	—	43,618

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL
TDCX Inc. (“TDCX”) is a Company incorporated in Cayman Islands in April 2020 as TDCX Capital Pte Ltd that subsequently changed its name to TDCX Inc. (the “Company”) in January 2021. TDCX and its consolidated subsidiaries (together, the “Group”) mainly provide outsource contact center services comprising sales and digital marketing, omnichannel customer experiences (“CX”) content, trust and safety and other business process services.
TDCX (SG) Pte. Ltd. (“TDCX SG”) and TDCX Holdings Pte. Ltd. (“TDCXH”) are companies incorporated in Singapore in October 1995 and June 1999 respectively. TDCX (KY) Pte. Ltd. (“TDCX KY”) is a Company incorporated in Cayman Islands in January 2020. TDCX SG, TDCXH and TDCX KY are consolidated subsidiaries of TDCX as a result of the reorganizations further described below.
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
The consolidated financial statements of the Group for the financial year ended December 31, 2023 were authorized for issue by the Board of Directors of TDCX on April 2
3
, 202
4
.

2	ADOPTION OF NEW AND REVISED STANDARDS
New and amended International Financial Reporting Standards (“IFRS”) that are effective for the current year
In 2023, the Group adopted all new and revised IFRS pronouncements that are mandatorily effective and are relevant to its operations. The adoption of these new and revised IFRS pronouncements did not result in changes to the Group’s accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies
The Group has adopted the amendments to IAS 1
Presentation of Financial Statements
(“IAS 1”) for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The Company has adopted the amendments to IAS 1 and has replaced its significant accounting policies with material accounting policy information.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New and revised IFRS Standards in issue but not yet effective
At the date of authorization of these financial statements, the Group has not applied the following new and revised IFRS that have been issued but are not yet effective:

Amendments to IFRS 10 and International Accounting Standards (“IAS”) 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 2

Amendments to IFRS 16	Lease liability in a Sales and Leaseback 1

Amendments to IAS 1	Classification of Liabilities as Current or Non-current 1

Amendments to IAS 1	Non-current liabilities with Covenants 1

IFRS 18	Presentation and Disclosure in Financial Statements 3

1	Effective for annual periods beginning on or after January 1, 2024, with early application permitted.
2	The effective date for this amendment was deferred indefinitely. Early adoption continues to be permitted.
3	Effective for annual periods beginning on or after January 1, 2027.
Except for IFRS 18 for which management is currently assessing the impact on initial application, management does not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in the period of initial application.

3	MATERIAL ACCOUNTING POLICY INFORMATION
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
, leasing transactions that are within the scope of IFRS 16
Leases,
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CON
S
OLIDATED FINANCIAL STATEMENTS

GOING CONCERN – The directors have, at the time of approving the financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the financial statements.
BASIS OF CONSOLIDATION – The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Group and its subsidiaries. Control is achieved when the Company:

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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTANGIBLE ASSETS ACQUIRED IN A BUSINESS COMBINATION - Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Amortization is recognized so as to write off the cost of intan
g
ible assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Customer relationships	10 years
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

F-1
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS – Financial assets and financial l
iab
ilities are recognized on the statement of financial position when the Group becomes a party to the contractual provisions of the instruments.
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

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows only; and

•	The contractual terms of the financial asset give rise on specified da te s to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Debt instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-1
4

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.
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
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses (“ECL”) on trade and other receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime ECL (simplified approach) for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For all other financial instruments, the Group recognizes lifetime ECL (simplified approach) when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to
12-month
ECL. The assessment of whether lifetime ECL (simplified approach) should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast,
12-month
ECL represents the portion of lifetime ECL (simplified approach) that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.
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

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
On derecognition of a financial asset measured at amortized c
o
st, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

F-1
7

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
Trade payables, accrued operating expenses and other payables
Trade payables, accrued operating expenses and other payables are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost, using the effective interest method, with interest expense recognized on an effective yield basis, except for short-term payables when the recognition of interest would be immaterial.
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
Depreciation is recognized so as to write off the cost of assets, over their estimated useful lives, using the straight-line method, on the following bases:

Years
Leasehold improvements	Shorter of the useful lives or the lease terms (ranging from 2 to 5 years)
Furniture and fittings	5
Office equipment and software	3 to 5
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
Fully depreciated assets still in use are retained in the finan ci
al statements.

F-1
8

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal of an impairment loss is recognized in profit or loss.
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
LEASES
The Group as a lessee
The Group leases office space to run its operations.

F-
19

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group assesses whether a contract is or contains a lease, at inception of the contract on the basis of whether the Group has the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use
asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets and devices (such as laptops, notebooks, tablets and personal computers, small items of office furniture and telephones). For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
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

F-2
0

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
A contract asset is recorded when revenue is recognized prior to invoicing and a contract liability is recorded when the Group invoices the customers prior to satisfying the performance obligations. The contracts do not include a significant financing component as the normal credit term is between 30 to 120 days.

F-2
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

•
Omnichannel CX solutions – The Group provides omnichannel CX solutions by providing information about its clients, products and services to their customers. The objective is to help its clients manage their relationships with their customers. This includes technical support for software, consumer electronic devices and telemarketing campaigns. Customer contact occurs through phone call, online webchat, email and a variety of other channels and are typically on general enquiries or after-sales support service issue resolution. Each service is viewed as one performance obligation and revenue is recognized over time by using the output method when the performance obligation is satisfied on a monthly basis measured by the value of the service performed to date.

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

The value of the service performed is determined based on the full-time equivalent resource or hours deployed and/or billable multiplied by a unit fixed rate as stipulated in the contract. Any variabilities in the transaction price are resolved before formal billing.
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

F-2
2

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
The Group incurred certain incidental costs such as personnel and travel costs, hiring, onboarding training and capital expenditures incurred in infrastructure, renovation and leases of office space which are incidental to its contracts with the customers. IFRS 15 requires an entity to recognize an asset from the costs incurred to fulfil a contract with a customer if the costs are not within the scope of another IFRS Standard, and only if those costs meet all the following criteria:

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
and IFRS 16
Leases.

F-2
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RETIREMENT BENEFIT COSTS – Payments to defined contribution retirement plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.
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
INCOME TAX – Income
tax expense represents the sum of the tax currently payable and d efe
rred tax.
Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted in countries where the Group and subsidiaries operate by the end of t he
reporting period.

F-2
4

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group assesses its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based
vesting conditions. The impact of the assessment of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

F-2
5

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
Exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) and of borrowings, are recognized in other compr
e
hensive income and accumulated in a separate component of equity under the header of translation reserve.

F-2
6

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONVENIENCE TRANSLATION – The translations of Singapore D
ollar amounts into United States Dollar amounts for the consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of cash flows, and segmental reporting as disclosed in Note 30 for the year ended December 31, 2023 are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$
1.3186
to US$1, the approximate rate of exchange as of December 31, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

4	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES O F ESTIMATION UNCERTAINTY
In applying the Group’s material accounting policies, which are described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
Assessment of Control over Investees
Management assesses whether the Group exercises control over investees based on the framework for assessment of control set out in IFRS 10
Consolidated Financial Statements
. Management considers various factors including the Group’s power over the investees, the Group’s exposure or rights to variable returns from its involvement with the investees, and the ability to use the Group’s power over the investees to affect the amount of returns on investment in the investees. If the Group’s ownership interest in the investees gave the Group control over the investees, the investees would be consolidated in the Group’s consolidated financial statements. Management will reassess the Group’s control over the investees whenever there are facts and circumstances indicating the factors have changed. As disclosed in Note 12, management has assessed and concluded that the Group does not have control over the two dedicated protected cells in a protected cell company which it held interests in.
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

F-2
7

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On September 2, 2022, the Company entered into a warrant agreement with a customer, where the customer was granted warrants to purchase up to 490,000 of our American Depositary Shares (“ADSs”) subject to vesting over a fixed number of years, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to the client under the Master Services Agreement that commenced on August 1, 2021.
Management has assessed and accounted for these warrants in accordance with IFRS 15
Revenue from Contracts with Customers
. These warrants are treated as variable
non-cash
consideration payable to the customer. Management has determined the measurement date of the non-cash
consideration to be the date of the warrant agreement.
At the end of each reporting period, management assesses the probabilities of each sales outcome for the relevant tranche being met in order to determine the fair value of the variable non-cash consideration. The most likely number of warrants that will vest depends on the sales outcome with the highest probability of being met. Such assessment includes judgments reflecting the Group’s past experience with respect to services provided to the customer as well as market trends of the industry that the customer operates in. The fair value of the variable non-cash consideration is determined by reference to the share price of the Company on the measurement date and the most likely number of warrants that will vest. The fair value of the variable non-cash consideration is recognized as a reduction of revenue based on the ratio of the actual sales earned from the customer over the sales target of that tranche. For the year ended December 31, 2023, the reduction of revenue rising from this warrant agreement was
S$1.0 million (2022: S$1.2 million).

(ii)	Accrued revenue
The Group recognizes accrued revenue arising from services performed based on the rates set up in the agreement and hours incurred at month end. The final billings are subject to validation, discussion and agreement with customers on any fee adjustments based on whether the company achieves or fails to meet campaign key performance indicator targets (where applicable) and in turn, may cause the actual billing to differ from accrued revenue. The carrying amount of unbilled receivables at the end of the reporting period is disclosed as contract assets in Note 10 to the financial statements.

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
At each reporting date, the Group assesses its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based
vesting conditions. The impact of the assessment of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
Details regarding the determination of fair value of equity-settled share-based transaction are set out in Note 22.

F-2
8

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

( i v)	Unrecognized Deferred Tax Liabilities Related to Investments in Foreign Subsidiaries
The Group generally plans to indefinitely reinvest the unremitted earnings of overseas subsidiaries, except for those earnings earmarked for repatriation due to the treasury needs of the Group and for those earnings that can be repatriated in a tax-free

manner. As the Group is able to control the timing of the reversal of these temporary differences and management assesses that it is probable that these temporary differences will not reverse in the foreseeable future, deferred tax liabilities were not recognized on these temporary differences. As of December 31, 2023, such unrecognized deferred tax liabilities amounted to S$18.1 million (December 31, 2022: S$13.2 million, December 31, 2021: S$11.3 million).

5	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(a)	Categories of financial instruments
The following table sets out the financial instruments as of the end of the reporting period
:

	December 31, 2023	December 31, 2022
	S$’000	S$’000

Financial assets
Financial assets at amortized cost	571,416	500,384
Financial assets measured at fair value through profit or loss	56,440	29,776
Derivative financial instruments (1)	198	—

	628,054	530,160

Financial liabilities
Financial liabilities at amortized cost	53,001	47,040
Lease liabilities	43,618	38,462

	96,619	85,502

(1)	These pertain to foreign exchange options and forward contracts.

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

F-
29

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i)	Credit risk management
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk is primarily attributable to its cash and cash equivalents and trade receivables, contract assets and other receivables.
As of December 31, 2023, approximately 75% of the Group’s trade receivables arose from 6 customers (2022: approximately 77% of the Group’s trade receivables arose from 5 customers). Apart from this, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities.
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
The Group’s current credit risk grading framework comprises the following categories for the Group’s financial assets:

Category	Description	Basis for recognizing ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

Doubtful	Amount is more than 90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL— not credit-impaired

In default	Amount is more than 120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL— credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

F-3
0

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group always recognizes lifetime ECL (simplified approach) for trade receivables and contract assets. The table below details the credit quality of the Group’s financial assets (excluding cash and cash equivalents) and contract assets, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				S$’000	S$’000	S$’000
2023
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	107,747	(3)	107,744
Contract assets	10	(a)	Lifetime ECL (Simplified approach)	52,044	—	52,044
Other receivables	11	Performing	12-month ECL	11,226	—	11,226

					(3)

2022
Trade receivables	9	(a)	Lifetime ECL (Simplified approach)	88,912	(104)	88,808
Contract assets	10	(a)	Lifetime ECL (Simplified approach)	58,808	—	58,808
Other receivables	11	Performing	12-month ECL	15,341	—	15,341

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
Interest rate risk arises from the potential changes in interest rates that may have an adverse effect on the Group in the current reporting period and future years. The Group is not exposed to significant interest rate risk as there are no outstanding interest-bearing liabilities as of December 31, 2023, except for fixed rate lease liabilities.

(iii)	Foreign currency risk management
The Group has operations in different jurisdictions and transacts in various foreign currencies. At the end of reporting periods, the carrying amounts of significant monetary assets and monetary liabilities denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Assets		Liabilities
	2023	2022	2023	2022
	S$’000	S$’000	S$’000	S$’000
United States Dollar	144,029	145,714	25,953	59,890

The sensitivity rate used when reporting foreign currency risk to key management personnel is 5%, which is the change in foreign exchange rate that management deems reasonably possible which will affect outstanding foreign currency denominated monetary items at period end. If the respective Group entities’ functional currencies strengthen/weaken by 5% against the United States Dollar (“USD”), profit or loss will (decrease)/increase by S$5.9 million (2022: S$4.3 million).
In 2023, the decrease in the carrying amounts of the monetary liabilities is mainly due to prompt settlement of intercompany payables, ensuring efficient cash flow management and mitigating foreign exchange risks from such unsettled exposure. In 2022, the increase in the carrying amount of monetary assets was due to an increase in outstanding trade receivables primarily driven by the increase in revenue. The increase in monetary liabilities denominated in USD was due to the expansion of the Group’s business.

F-3
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iv)	Liquidity risk management
Liquidity risk is managed by matching the payment and receipt cycle. The Group maintains sufficient cash and cash equivalents and internally generated cash flows to finance its operations. The Group mitigates liquidity risk by maintaining some standby credit lines available.
The Group has access to a financing facility of
 S$20
million (
2022: S$
25.7
million) being unutilized
as at
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

	Weighted average interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Adjustment	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2023
Non-interest bearing	—	53,001	—	—	—	53,001	—	53,001
Lease liabilities (fixed rate)	1.48% to 18.0%	24,097	19,854	2,578	—	46,529	(2,911)	43,618

December 31, 2022
Non-interest bearing	—	47,040	—	—	—	47,040	—	47,040
Lease liabilities (fixed rate)	1.48% to 9.75%	19,869	19,706	3,667	—	43,242	(4,780)	38,462

Non-derivative
financial assets

	Weighted average interest rate	On demand or within 1 year	Within 2 to 3 years	Within 3 to 5 years	5 years onwards	Total contractual undiscounted cash flows	Adjustment	Carrying amount
	%	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2023
Non-interest bearing	—	198,570	4,789	1,632	—	204,991	—	204,991
Fixed interest rate instruments	0.5% to 5.5%	367,270	426	—	176	367,872	(1,447)	366,425

December 31, 2022
Non-interest bearing	—	212,995	3,274	1,745	—	218,014	—	218,014
Fixed interest rate instruments	0.25% to 5%	282,710	407	—	182	283,299	(929)	282,370

F-3
2

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(v)	Fair value of financial assets and financial liabilities
Other than the fair value of derivative financial instruments and other financial assets which are disclosed in Note 11, 12 and 16, the carrying amounts of financial assets and liabilities on the statement of financial position approximate their respective fair values due to the relatively short-term maturity of these financial instruments.
The
fair values
of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

	Fair value as at				Fair value hierarchy	Valuation technique(s) And key inputs(s)
	2023		2022
Financial assets/Financial liabilities	Assets S$’000	Liabilities S$’000	Assets S$’000	Liabilities S$’000

Derivative financial instruments (Note 11 and 16)
Foreign exchange
forward contract	198	—	—	—	Level 2	Forward pricing: The fair value is determined using quoted forward exchange rates at the reporting date discounted at a rate that reflects credit risk of counterparties

Financial assets measured at fair value through profit or loss (Note 12)
Investment in
financial assets	56,440	—	29,776	—	Level 2	Fair value is measured based on the carrying amounts of the net assets of the cells, which mainly consists of cash at bank, fixed deposits and bank interest receivable. Due to the short-term maturity of the underlying assets of the cells, the carrying amount of the net assets approximates their fair value.
There were no transfers between different levels during the year.

(c)	Capital risk management policies and objectives
Management reviews the capital structure at least annually to ensure that the Group will be able to continue as a going concern. The capital structure comprises only issued capital, reserves and retained earnings. The Group’s overall strategy remains unchanged.

6	REMUNERATION OF KEY MANAGEMENT PERSONNEL
The remuneration of directors and other members of key management personnel during the years were as foll ow
s:

	2023	2022	2021
	S$’000	S$’000	S$’000
Short-term employee benefits	10,751	11,677	11,575
Post-employment benefits	384	440	352
Equity-settled share-based payment expenses (1)	1,718	18,848	5,059
Directors’ fees	167	171	42

	13,020	31,136	17,028

(1)
During the year ended December 31, 2023, the equity-settled share-based payment expenses in relation to key management remuneration which had been recognized in previous years amounting to S$10.6 million were reversed (Note 22).

Other than remuneration of directors and other members of key management personnel as disclosed above, no related party transactions occurred during the year.

F-3
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	CASH AND CASH EQUIVALENTS

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Cash on hand	18	18
Cash at bank	86,003	113,847
Fixed deposits	365,828	275,235

	451,849	389,100

Fixed deposits bear interest at an effective interest rate of 0.2% to 5.5% (2022: 2.5% to 5.0%) per annum and for tenure ranging from 7 days
t
o 62 days (2022: 7 days to 30 days).

8	FIXED AND PLEDGED DEPOSITS

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Fixed deposits	—	6,551
Pledged deposits	597	584

	597	7,135

Analyzed as:
Current	—	6,551
Non-current	597	584

	597	7,135

In 2022, fixed deposits bore interest at an effective interest rate of 1.65% to 1.80% per annum and for tenure ranging from 180 days to 365 days.
The pledged deposits
rel
ate to deposits pla
ce
d to comply with the local regulations of subsidiaries. Pledged deposits approximate fair valu
e at th
e end of reporting period.

9	TRADE RECEIVABLES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Outside parties	107,744	88,808

The credit period on rendering of service to outside parties is 30 to 120 days (2022: 30 to 60 days). No interest is charged on the trade receivables during the credit period of the invoices. Thereafter, interest may be charged ranging from 5% to 18% per annum (2022: 5% to 18% per annum) on the outstanding balance.
Loss allowance for trade receivables has been measured at an amount equal to the lifetime ECL. The
EC
L on trade receivables is estimated using an allowance matrix by reference to past default experience of the debtors and an analysis of the debtors’ current financial position, adjusted fo
r
factors that are specific to the debtors, and where relevant, general economic conditions of the industry in which the debtors operate.

F-3
4

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Trade receivables – days past due
	Current	1 – 30 days	31 – 60 days	61 – 90 days	> 90 days	Total
	S$’000	S$’000	S$’000	S$’000	S$’000	S$’000
December 31, 2023
Estimated total gross carrying amount at default:
Outside parties	66,898	34,530	2,671	1,554	2,094	107,747
Expected credit loss	—	—	—	—	(3)	(3)

	66,898	34,530	2,671	1,554	2,091	107,744

December 31, 2022
Estimated total gross carrying amount at default:
Outside parties	55,716	32,007	811	370	8	88,912
Expected credit loss	—	—	—	(96)	(8)	(104)

	55,716	32,007	811	274	—	88,808

10	CONTRACT ASSETS

	December 31, 2023	December 31, 2022	January 1, 2022
	S$’000	S$’000	S$’000
Unbilled receivables	52,044	58,808	49,365

Unbilled receivables are balances owed by the customers that arise from services performed but are not yet formally invoiced to clients. Any amount previously recognized as a contract asset is reclassified to trade receivables at the point at which it is invoiced to the customer. The decrease of the Group contract assets as at December 31, 2023 by S$6.8 million was attributed to enhanced billing expediency, allowing for accelerated invoicing of customers. As at December 31, 2022, contract assets increased by
S$9.4 million due to the expansion of business.
Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry in which the customers operate in. None of the unbilled receivables at the end of the reporting period is past due and management has considered the amount to have low credit risk.

11	OTHER RECEIVABLES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Prepayments	5,218	5,563
Deposits	8,690	9,186
Others	6,432	6,155
Derivative financial instruments (Note 5)	198	—

	20,538	20,904

Analyzed as:
Current	14,117	15,885
Non-current	6,421	5,019

	20,538	20,904

F-3
5

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Non-current

other receivables relate to refundable deposits for office
leases
and utilities that are

non-interest

bearing and are refundable in years 2025 to 2028 (2022: 2024 to 2027).
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

12	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Financial assets measured at fair value through profit or loss	56,440	29,776

Financial assets measured at FVTPL relates to the Company’s investment in fully-paid redeemable preference shares in 2 dedicated protected cells of Mangrove Insurance Guernsey PCC Limited (“Mangrove”). Under the arrangement with Mangrove, these cells are created to provide liability insurance coverage to the directors and officers of the Group.
The Company has, at its discretion, the option to redeem the preference shares at any time for cash amounting to the sum of the net asset value of the cells on the redemption date. No related claims were filed during 2023 and 2022. There were no outstanding potential claims as of December 31, 2023 and December 31, 2022.
The investment is accounted for as FVTPL as:

(i)
They give the Company the contractual right to receive cash when either the Company redeems the preference shares, or the cells have to reimburse the Company for claims covered by the insurance policies; and

(ii)	The contractual terms of the redeemable preference shares do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding.
As the Company does not have the right to direct the investment strategy of the protected cell company and the Company has no control over the cells, these cells are not consolidated as part of the Group.

F-3
6

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	PLANT AND EQUIPMENT

	Leasehold improvements	Furniture and fittings	Office equipment and software	Equipment-in- progress	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
Cost:
At January 1, 2022	46,893	9,703	45,476	475	102,547
Acquired on acquisition of a subsidiary	8,060	2,649	13,232	1,304	25,245
Additions	263	165	293	—	721
Reclassification	—	106	82	(188)	—
Disposals	(260)	(22)	(751)	—	(1,033)
Written off	(133)	(2)	(1,271)	—	(1,406)
Currency alignment	(3,393)	(704)	(3,465)	(91)	(7,653)

At December 31, 2022	51,430	11,895	53,596	1,500	118,421
Additions	4,410	334	2,754	4,937	12,435
Reclassification	1,489	523	3,815	(5,827)	—
Disposals	—	(156)	(1,026)	—	(1,182)
Written off	—	(8)	(64)	—	(72)
Currency alignment	(1,390)	(217)	(963)	(13)	(2,583)

At December 31, 2023	55,939	12,371	58,112	597	127,019

Accumulated depreciation and impairment loss:
At January 1, 2022	30,669	4,538	27,631	—	62,838
Depreciation for the year	8,879	2,115	9,982	—	20,976
Disposals	(225)	(18)	(653)	—	(896)
Written off	(116)	(2)	(1,271)	—	(1,389)
Currency alignment	(2,048)	(336)	(2,016)	—	(4,400)

At December 31, 2022	37,159	6,297	33,673	—	77,129
Depreciation for the year	8,369	2,299	10,823	—	21,491
Impairment loss for the year	—	—	362	—	362
Disposals	—	(124)	(989)	—	(1,113)
Written off	—	(7)	(38)	—	(45)
Currency alignment	(805)	(122)	(691)	—	(1,618)

At December 31, 2023	44,723	8,343	43,140	—	96,206

Carrying amount:
At December 31, 2022	14,271	5,598	19,923	1,500	41,292

At December 31, 2023	11,216	4,028	14,972	597	30,813

At December 31, 202
3
, the Group had entered into contractual commitments for the acquisition of plant and equipment amounting to S$0.4 million (2022: S$0.4 million).

F-3
7

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLI
D
ATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

Office space
S$’000
Cost:
At January 1, 2022	72,010
Additions	15,973
Acquired on acquisition of a subsidiary	165
Expired	(2,373)
Lease modification	6,914
Currency alignment	(5,016)

At December 31, 2022	87,673
Additions	17,504
Expired and early termination	(5,884)
Lease modification	10,952
Currency alignment	(2,063)

At December 31, 2023	108,182

Accumulated depreciation:
At January 1, 2022	38,850
Depreciation for the year	18,755
Expired	(2,373)
Currency alignment	(2,795)

At December 31, 2022	52,437
Depreciation for the year	21,896
Expired and early termination	(5,884)
Currency alignment	(1,027)

At December 31, 2023	67,422

Carrying amount:
At December 31, 2022	35,236

At December 31, 2023	40,760

Amount recognized in profit and loss

	2023	2022	2021
	S$’000	S$’000	S$’000
Depreciation expense on right-of-use assets	21,896	18,755	17,768
Interest expense on lease liabilities (Note 24)	1,975	1,554	1,529
Expenses relating to lease of low value assets	4,144	4,243	3,562

The Group leases office space with lease term ranging from 1 to 5 years. During the year ended December 31, 2023, the total cash outflow for leases amount to S$24.0 million (20
2
2: S$19.7 million, 2021: S$19.6 million).

F-3
8

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	GOODWILL AND INTANGIBLE ASSETS

	Goodwill	Customer relationships	Total
	S$’000	S$’000	S$’000
Cost:
At January 1, 2022	—	—	—
Recognition on acquisition of subsidiary	1,057	1,867	2,924

At December 31, 2022 and 2023	1,057	1,867	2,924
Accumulated amortization:
At January 1, 2022 and December 31, 2022	—	—	—
Amortization for the year	—	(218)	(218)

At December 31, 2023	—	(218)	(218)

Carrying amount:
At December 31, 2022	1,057	1,867	2,924

At December 31, 2023	1,057	1,649	2,706

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

discount

rate used to discount the forecast cash flows was 13.6% (2022:

12.3
%
)
.
The key assumptions used by management in preparing the cash flow projection for the initial five-year period were as follows:

-	Forecast sales growth rates
Forecast sales growth rates between 5% and 11% (2022:

7.0
% and
9.5
%
)
applied are based on past experience adjusted for sales/market trends and the strategic decisions for TDCX HK.

-	Operating profits
Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes in operating expenses. Operating margins between -1% and 11.4%
(2022: 2.5% and 6.3%)
were applied.
Cash flows beyond that five-year period have been extrapolated using a steady

3% (2022:
 5
%)

per annum growth rate. This growth rate does not exceed

the long-term average growth rate for the industry.
The steady growth rate of 3% (2022:
5
%)

was estimated based on past performance of the cash-generating unit and expectations of the industry.
Sensitivity analysis
The Group has conducted an analysis of the sensitivity of the impairment test to changes in the key assumptions used to determine the recoverable amount for the CGU to which goodwill is allocated. The management believes that any reasonably possible change in the key assumptions on which the recoverable amount of the TDCX HK CGU is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the related CGU.

F-
39

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	ACCRUED OPERATING EXPENSES AND OTHER PAYABLES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Deferred income	2,704	2,375
Accrued operating expenses	39,373	39,063

Others	3,689	2,931
	45,766	44,369

Accrued operating expenses mainly relate to staff related accruals as well as other accrued expenses as of December 31, 2023 and 2022. The average credit period on payables is 7 to 60 days (2022: 7 to 60 days). Interest is charged ranging from 0% to 18% per annum (2022: 0% to 18%) on the overdue balance.
During the year ended December 31, 2023, the Group has segregated the other payables balance reported in prior periods’ statement of financial position to trade payables, accrued operating expenses and other payables to better reflect the nature of payables. Additionally, certain reclassifications have been made to the prior year’s accrued operating expenses and other payables note above to conform with the current year’s presentation. These reclassifications had no impact on total current liabilities and non-current liabilities previously reported.

17	LEASE LIABILITIES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Minimum lease payments
Amounts due for settlement within 12 months (shown under current liabilities)	22,355	17,818
Amounts due for settlement after 12 months and not later than 5 years	21,263	20,644

	43,618	38,462

The Group does not face significant liquidity risks with regard to its lease liabilities. Lease liabilities are monitored by the Group’s management in term of capacity utilization. Lease liabilities approximate fair value as of end of reporting period.

F-4
0

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	PROVISION FOR REINSTATEMENT COST

	December 31, 2023	December 31, 2022
	S$’000	S$’000
At beginning of year	8,854	8,047
Additions	634	802
Acquired on acquisition of a subsidiary	—	111
Accretion, recognized in finance cost	104	136
Payment for reinstatement	(81)	—
Currency alignment	(222)	(242)

At end of year	9,289	8,854

Analyzed as:
Current	2,297	5,282
Non-current	6,992	3,572

	9,289	8,854

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

defined benefit multi-em
p
loyer retirement plan. The subsidiary provides for a defined benefit plan for all qualifying employees. The normal retirement shall accrue to the employee upon reaching retirement age of 60 with at least

5 years of credited service. All employees may retire early with the consent of the subsidiary upon reaching the age of 50 and having completed at least 10 years of credited service.
A subsidiary in Thailand has obligations in respect of the severance payments they must make to employees upon retirement under labour law. The subsidiary treats these severance payment obligations as a defined benefit plan.

20	DEFERRED TAX ASSETS/LIABILITIES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Deferred tax assets	3,342	3,463
Deferred tax liabilities	(1,182)	(852)

	2,160	2,611

F-4
1

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following are the major deferred tax liabilities and assets recognized by the Group:

Deferred tax asset (net)	Provisions	Tax depreciation	Undistributed earnings	Others	Total
	S$’000	S$’000	S$’000	S$’000	S$’000
At January 1, 2022	1,750	(273)	(1,402)	361	436
(Charge) credit to profit or loss (Note 26)	(116)	475	874	411	1,644
Over (Under) provision in prior years (Note 26)	1,070	(36)	—	—	1,034
Acquired on acquisition of a subsidiary (Note 3 2 )	—	—	—	(317)	(317)
Currency alignment	(235)	4	—	45	(186)

At December 31, 2022	2,469	170	(528)	500	2,611

Credit (Charge) to profit or loss (Note 26)	512	(21)	(403)	(56)	32
Under provision in prior years (Note 26)	—	—	—	(307)	(307)
Currency alignment	(177)	29	—	(28)	(176)

At December 31, 2023	2,804	178	(931)	109	2,160

As of December 31, 2023, the Group’s undistributed earnings from certain

non-U.S.

subsidiaries were not indefinitely reinvested. Accordingly, the Group recorded a deferred tax liability of S$0.9 million (2022: S$0.5 million) for the estimated taxes associated with the forecasted
repatriation of these earnings. No deferred tax liability is recognized on temporary differences of S$18.1 million (2022: S$13.2 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable
f
uture.

21	SHARE CAPITAL
Authorized share capital of the Company is US$50,000 divided into 500,000,000 shares comprising:

(i)	50,000,000 Class A ordinary shares of a par value of US$0.0001 each;
(ii)	200,000,000 Class B ordinary shares of a par value of US$0.0001 each; and
(iii)	250,000,000 undesignated shares of a par value of US$0.0001 each.
The issued and fully paid-up capital of the Company are as follows:

	Class A shares	Class B shares	Undesignated shares	Total
At January 1, 2022	22,262,800	123,500,000	—	145,762,800
Issuance of shares (Note)	624,474	—	—	624,474

At December 31, 2022	22,887,274	123,500,000	—	146,387,274
Issuance of shares (Note)	222,945	—	—	222,945

At December 31, 2023	23,110,219	123,500,000	—	146,610,219

	Class A shares	Class B shares	Undesignated shares	Total
	S$’000	S$’000	S$’000	S$’000

Amount of outstanding shares issued:
At December 31, 2022	3	16	—	19
At December 31, 2023	3	16	—	19

Note:
During the year ended December 31, 2023, 222,945 (2022: 134,474) Class A ordinary shares were issued on vesting of the PSP share awards. In addition, 490,000 Class A ordinary shares (represented by 490,000 ADSs) were issued in 2022 for the purpose of fulfilling the vesting obligations of warrants granted to a customer. Out of the 490,000 ADSs (represented by 490,000 Class A ordinary shares), 70,000 ADSs (2022: 70,000) were issued to the customer during 2023 arising from the vesting of warrants during the year. The remaining 350,000 (2022: 420,000) ADSs held by the ADS depositary as of December 31, 2023 do not carry voting rights and entitlement to participate in dividend distributions.

Class A ordinary shares carry one vote per share and a right to dividends.
Class B ordinary shares carry ten votes per share and a right to dividends.
Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Upon the sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such Class B ordinary share, such Class B ordinary share will automatically and immediately convert into one Class A ordinary share.
In addition, upon the earlier of September 30, 2036
or nine months after the death or permanent disability of Mr. Laurent Junique, each Class B ordinary share will automatically and immediately convert into one Class A ordinary share.
The ADSs listed on the New Yok Stock Exchange represents the Class A ordinary shares.
Included in the issued and paid-up capital of the Company as of December 31, 2023, is a total of 2,223,728 (December 31, 2022: 1,048,812, December 31, 2021: nil) ADSs repurchased pursuant to the share repurchase program (refer to Note 28).

F-4
2

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22	SHARE-BASED PAYMENTS
During

the years ended December 31, 2023 and December 31, 2022, the Group had the following share-based payment arrangements.
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
The number of shares granted is calculated in accordance with the performance-based formula. The formula rewards eligible participants to the extent of the Group’s and the individual’s achievement judged against the following measures:

(i)	Adjusted EBITDA

(ii)	Group employee satisfaction score

(iii)	Group customer satisfaction score

(iv)	Total shareholder return
The following represents the activity of the PSP awards during each period:

	2023	2022
Number of PSP awards
Outstanding at the beginning of the year	1,261,581	1,508,855
Granted during the year	66,879	4,106
Vested during the year	(222,945)	(134,474)
Forfeited during the year	(57,727)	(116,906)

Outstanding at the end of the year	1,047,788	1,261,581

The PSP awards will vest in
 several tranches and each tranche has its own performance conditions and vesting period. The weighted average fair value of the share awards at the grant date was US$4.32 (2022: US$7.14). The awards outstanding at the end of the year had a weighted average remaining contractual life of 1.42 years (2022: 1.15 years).
The fair value of the shares awards has been measured using a Monte Carlo simulation model.
The inputs into the model are as follows:

	2023	2022
Expected volatility	72.8%	34.8%
Expected term	0.32 to 3.32 years	0.54 to 2.54 years
Risk free rate	4.0% - 5.3%	4.0% - 4.3%
Expected dividend yield	Nil	Nil

Expected volatility was determined by calculating the historical volatility of the share prices of comparable companies over the previous four years. During

the year, the Group recognized an expense charge of S
$1.8
million for Tranche 2 (2022: S
$19.5
million) of the equity-settled share awards and
a
reversal of
S$7.2
million for Tranche 3 and S$3.7
million for Tranche 4 previously recognized as expenses. The reversal of Tranche 3 expense is due to the non-market-based vesting conditions not being met. The reversal of Tranche 4 expense is due to management’s assessment that the non-market-based vesting conditions would not be met.

F-4
3

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	REVENUE

	2023	2022	2021
	S$’000	S$’000	S$’000
Over time
Omnichannel CX solutions	395,040	384,184	334,047
Sales and digital marketing	176,423	166,506	114,718
Content, trust and safety	81,012	109,496	103,538
Other business process services	5,545	2,474	2,387

	658,020	662,660	554,690

At a point in time
Other services	331	1,460	508

	658,351	664,120	555,198

24	PROFIT FOR THE YEAR
Profit for the year has been arrived at after charging (crediting):

	2023	2022	2021
	S$’000	S$’000	S$’000
Share of profit from an associate	—	139	101
Included in employee benefits expense:
Wages, salaries, bonuses and other benefits	416,913	399,995	322,539
Defined contribution plan	17,160	16,021	11,741
Equity-settled share-based payment (net reversal) expense	(9,108)	19,465	5,204
Cash-settled share-based payment (net reversal) expense	(394)	869	199
Included in interest expense:
Interest on bank loans	—	170	6,666
Interest expense on lease liabilities	1,975	1,554	1,529
Accretion on provision for reinstatement cost	104	136	158
Others	98	76	61
Included in other operating expense:
Professional fees	5,932	4,646	3,737
Utilities expense	3,455	2,599	2,131
Foreign exchange gain — net	(426)	(1,716)	(1,375)

F-4
4

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	OTHER OPERATING INCOME

	2023	2022	2021
	S$’000	S$’000	S$’000
Government grant and credit scheme subsidies	300	2,935	4,721
Changes in fair value of financial assets measured at fair value through profit or loss	1,796	—	—
Gain on early termination of right-of-use assets	—	—	29
Contributions from ADS depositary	896	—	—
Others	1,170	1,801	1,565

	4,162	4,736	6,315

26	INCOME TAX EXPENSES

	2023	2022	2021
	S$’000	S$’000	S$’000
Income tax:
Current year	25,039	37,275	24,862
(Over) Under provision of prior years	(484)	645	(34)

	24,555	37,920	24,828
Deferred tax:
Current year (Note 20)	(32)	(1,644)	1,514
Under (Over) provision of prior years (Note 20)	307	(1,034)	(598)

	275	(2,678)	916
Foreign withholding tax	1,474	1,807	2,493

	26,304	37,049	28,237

The income tax expense varied from the amount of income tax expense determined by applying the Singapore income tax rate of
17
% (2022:
17
%, 2021:
17
%) to profit before income tax as a result of the following differences:

	2023	2022	2021
	S$’000	S$’000	S$’000
Profit before income tax	146,454	141,987	132,079

Tax at the Singapore income tax rate	24,897	24,138	22,453
Tax effect of expenses that are not deductible in determining taxable profit	6,470	11,110	6,504
Overprovision in prior years	(177)	(389)	(632)
Tax exempt income (Note A)	(8,009)	(7,298)	(6,454)
Effect of different tax rates of subsidiaries operating in other jurisdictions	165	(710)	15
Deferred tax asset not recognized	1,448	2,001	2,440
Utilization of tax losses previously not recognized as deferred tax assets	(327)	—	—
Recognition (Utilization) of deferred tax on foreseeable dividends	358	(910)	1,399
Foreign withholding tax	1,474	1,807	2,493
Others (Note B)	5	7,300	19

Tax expense for the year	26,304	37,049	28,237

Note A:	Tax exempt income represents income of subsidiary located in Philippines that benefit from tax holiday. Refer to below for additional information on the subsidiary tax holidays.

Note B:
In 2022, this mainly consists of the effect of a

one-off

“prosperity tax” enacted by the local government for the Malaysia operations and additional tax incurred by the Philippines operations due to its non-compliance

of the work-from-home requirement for the period from April to October 2022.

F-4
5

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Group entities have unutilized tax losses carry forward available for offsetting against future taxable income as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Tax losses carried forward	21,035	22,538	20,527

Deferred tax asset on above unrecorded	8,252	6,804	4,803

No deferred tax asset has been recognized in respect of the tax losses carried forward from certain subsidiaries due to the uncertainty of future profit streams. The realization of the future income tax benefits from tax losses carried forwards is available for an unlimited future period subject to the compliance with conditions imposed by law and the relevant tax authorities.
The Company is established under the laws of the Cayman Islands and is not subject to income tax in that jurisdiction. The Company is a Singapore tax resident from financial years 2021, 2022 and 2023. The Group’s operations are geographically dispersed and the statutory tax rate applicable to the Group’s subsidiaries ranged from 5% to 34%.
The Group’s subsidiary in the Philippines is granted income tax holiday for the period from 2023 to 2025 (2022: 2015 to 2022), subject to meeting the conditions specified by the Board of Investment (2022: Philippine Economic Zone Authority).
Had the Group not enjoyed income tax holidays for the years ended December 31,
2021
, 2022 and 2023, the increase in income tax expenses and resulting basic and diluted earnings per share amounts would have been as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Increase in income tax expenses	7,362	3,237	2,102

	2023	2022	2021
	S$	S$	S$
Basic and diluted earnings per share	0.78	0.70	0.79

F-4
6

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	BASIC AND DILUTED EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to the shareholders of the Group is based on the following data:

	2023	2022	2021
	S$’000	S$’000	S$’000
Earnings
Earnings for the purposes of basic and diluted earnings per share (profit for the year attributable to owners of the Group)	120,149	104,936	103,841

	2023	2022	2021
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,785,247	145,298,557	128,803,824
Effect of dilutive potential ordinary shares:
Effect of vesting of employee share awards	40,466	–	26,310

Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,825,713	145,298,557	128,830,134

	2023	2022	2021
	S$	S$	S$
Basic earnings per share	0.83	0.72	0.81

Diluted earnings per share	0.83	0.72	0.81

28	RESERVES

	December 31, 2023	December 31, 2022
	S$’000	S$’000
Share premium	520,133	509,918
Foreign currency translation reserve	(38,908)	(24,325)
Legal reserve	196	185
Share based payment reserve	—	18,098
Other reserves	(293,514)	(284,286)

	187,907	219,590

Reserves comprise of:

(a)	Share premium
Share premium account represents the excess of the issue price over the par value of ordinary shares issued by the Company and may be applied only for the purposes specified in the Cayman Islands Companies Law.

(b)	Foreign currency translation reserves
Exchange differences relating to the translation of the net assets of the Group’s foreign operations, which relate to subsidiaries only, from their functional currency into the Group’s presentation currency, being Singapore Dollars, are recognized directly in the translation reserves.

(c)	Legal reserves
Legal reserves arose from:

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

F-4
7

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(d)	Share-based payment reserves
The share-based payment reserves arose from the grant of share awards to employees under the Performance Share Plan (Note 22).

(e)	Other reserves
Other reserves arose from the following:

•
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

•
On December 22, 2020, the Founder transferred his 100% equity interest in TDCXH to TDCX KY for a consideration of S$2. The transaction has been treated as an equity transaction between shareholders with the difference between the consideration and the book value of the equity interest in TDCXH recorded in other reserve.

•
On March 23, 2021, the Founder transferred his 100% equity interest in TDCX KY to TDCX. As part of this transaction, TDCX drew upon its loan facility agreement in an aggregate amount of S$252 million (US$188 million) and subsequently distributed all the loan proceeds to the Founder. The transaction has been treated as common control transaction and therefore, was accounted for in a manner similar to the pooling of interest with assets and liabilities reflected at their historical amounts in the Group’s consolidated financial statements. The loan proceeds distributed to the Founder were accounted for as a distribution in the Company’s consolidated statement of changes in equity.

•
On March 14, 2022, the Company announced that the board of directors had approved a US$30 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. The Company funded repurchase program with its existing cash balance. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. The Company’s board of directors review the share repurchase program periodically and authorize adjustment of its terms and size.

•
As of December 31, 2023, a total of 2,223,728 (December 31, 2022: 1,048,812, December 31, 2021: nil) ADSs repurchased pursuant to the aforementioned share repurchase program were accounted for in other reserves.

F-
4
8

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	RESTRICTED NET ASSETS
Some of TDCX’s consolidated subsidiaries have certain restrictions on their ability to pay dividends or make intercompany loans and advances pursuant to the following legal restrictions and financing arrangements:

(1)	PRC legal restrictions permit payments of dividends by TDCX’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC regulations.

(2)	Other legal restrictions for the subsidiaries in PRC and Thailand for the distribution of dividend. Refer to Note 28 (b) for further details.
The balance of restricted net assets TDCX’s consolidated subsidiaries held was less than 25% of its consolidated net assets as of December 31, 2023 and December 31, 2022.

30	SEGMENTAL REPORTING
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

	2023	2023	2022	2021
	US$’000	S$’000	S$’000	S$’000
Revenue
Omnichannel CX solutions	299,590	395,040	384,184	334,047
Sales and digital marketing	133,796	176,423	166,506	114,718
Content, trust and safety	61,438	81,012	109,496	103,538
Other business process services and other services	4,456	5,876	3,934	2,895

	499,280	658,351	664,120	555,198

F-
49

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Analysis of revenue and carrying amount of

non-current

asset by geography
The Group presents revenue by geographical location based on which office delivers the service, irrespective of the location of the customer engaging the Group’s services or location of the customer that the Group is interacting with.

Non-current

assets below exclude financial instruments and deferred tax assets.

	Revenue				Non-current assets
	2023	2023	2022	2021	December 31, 2023	December 31, 2022
	US$’000	S$’000	S$’000	S$’000	S$’000	S$’000
Singapore	89,634	118,192	143,137	143,989	6,120	10,422
The Philippines	125,989	166,129	165,004	144,313	16,055	21,733
Malaysia	153,454	202,345	201,226	145,184	16,511	18,720
Thailand	52,158	68,775	89,588	71,574	14,175	8,742
Japan	23,498	30,984	27,020	30,838	3,032	2,705
China	12,444	16,409	16,848	11,671	213	1,133
Others*	42,103	55,517	21,297	7,629	18,272	16,115

	499,280	658,351	664,120	555,198	74,378	79,570

*	Comprises revenue from Australia, Brazil, Colombia, Hong Kong, India, Indonesia, Romania, Spain, South Korea, Taiwan, Türkiye and Vietnam.
Information about major customers
During the year, the Group had revenue transactions with major customers that amounted to more than 10% of the Group’s revenue as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Customer
A	179,193	246,281	237,595
B	134,988	120,378	104,629
C	82,061	81,794	62,830
D	*	68,037	*

	396,242	516,490	405,054

*	Represents less than 10% of the Group’s revenue in 2023 and 2021.

31	COMMITMENTS
Lease commitments for leases of

low-value

assets are as follows:

	2023	2022	2021
	S$’000	S$’000	S$’000
Payable within one year	2,062	1,767	2,259
Payable in the second to fifth year inclusive	1,295	1,072	1,419

	3,357	2,839	3,678

As of December 31, 2023, the Company has an outstanding commitment to donate cash of up to S$1.0 million (December 31, 2022: S$1.0 million) to a charitable foundation.

F-5
0

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	ACQUISITION OF SUBSIDIARY
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
The amounts recognized in respect of the identifiable assets acquired and liabilities assumed at the date of acquisition measured based on a valuation performed by an independent valuer are as set out in the table below.

On acquisition
S$’000
Current assets
Cash and cash equivalents	916
Trade receivables	2,336
Contract assets	115
Other receivables	425
Non-current assets
Plant and equipment	721
Right-of-use assets	165
Other receivables	40
Customer relationships	1,867
Current liabilities
Trade and other payables	(1,301)
Provision for reinstatement cost	(111)
Lease liabilities	(176)
Income tax payable	(172)
Non-current liability
Deferred tax liability	(317)

Fair value of identifiable assets acquired net of liabilities assumed	4,508

Total consideration transferred	5,130
Fair value of pre-existing interest in the acquiree	435
Less: Fair value of identifiable assets acquired net of liabilities assumed	(4,508)

Goodwill arising on acquisition	1,057

Consideration paid in cash	5,130
Less: Cash and cash equivalent balances acquired	(916)

Net cash outflow arising on acquisition	4,214

F-5
1

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

F-5
2

TDCX INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3 3	EVENTS AFTER THE REPORTING PERIOD
On March 1, 2024, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Transformative Investments Pte Ltd (“Parent”), and Helium, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which the Company will be acquired by our Founder and his affiliates (the “Buyer Group”).
Parent and the Buyer Group members have entered into rollover and contribution agreements, pursuant to which (i) Parent has irrevocably agreed to contribute its shares in the Company to the Merger Sub prior to the closing of the Merger (as defined below) in exchange for newly issued ordinary shares of Merger Sub, and (ii) certain other Buyer Group members and their affiliates have irrevocably agreed to contribute their respective shares in the Company to the Merger Sub prior to the closing of the Merger in exchange for newly issued ordinary shares of Parent.
Subject to the terms and conditions of the Merger Agreement, the Merger Sub will merge with and into the Company through a “short-form” merger in accordance with Part XVI and in particular section 233(7) of the Companies Act (Revised) of the Cayman Islands (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a direct wholly-owned subsidiary of Parent as a result of the Merger. The Merger is currently expected to close in the second quarter of 2024. If completed, the Merger will result in the Company becoming a privately-owned company which is directly wholly-owned by Parent. The Company’s ADSs will no longer be listed on the New York Stock Exchange, and the ADS program will be terminated.
The Merger is an amalgamation of Merger Sub and the Company has evaluated the Merger to be a common control transaction.

F-5
3